Form 20-F
period 2005-12-31
Inmarsat Investments Ltd; Inmarsat Finance plc; Inmarsat Group LTD; Inmarsat Ventures Ltd; Inmarsat Global Ltd; Inmarsat Leasing (Two) Ltd; Inmarsat Launch CO Ltd
filed 2006-04-28
CIK 1291399, 1291396, 1291398, 1291400, 1291401, 1291402, 1291403

As filed with the Securities and Exchange Commission on April 28 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-115865

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

Commission file number 333-115865-06

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

Commission file number 333-115865-05

Inmarsat Investments Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Investments Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

Commission file number 333-115865-04

Inmarsat Ventures Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Ventures Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

Commission file number 333-115865-03

Inmarsat Global Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Global Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

Commission file number 333-115865-02

Inmarsat Leasing (Two) Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Leasing (Two) Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

Commission file number 333-115865-01

Inmarsat Launch Company Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Launch Company Limited

(Translation of Registrant’s name into English)

Isle of Man

(Jurisdiction of incorporation or organization)

15-19 Athol Street

Douglas 1M1 1LB

Isle of Man

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7 5/8% Senior Notes due 2012

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Inmarsat Finance plc

Class	Number of shares outstanding as of December 31, 2005
Ordinary Shares, par value £1.00	50,000 ordinary shares

Inmarsat Group Limited

Class	Number of shares outstanding as of December 31, 2005
Ordinary Shares, par value € 0.0005	610,879,483 ordinary shares

Inmarsat Investments Limited

Class	Number of shares outstanding as of December 31, 2005
Ordinary Shares, par value € 0.0005	534,600,000 ordinary shares

Inmarsat Ventures Limited

Class	Number of shares outstanding as of December 31, 2005
Ordinary Shares, par value £0.10 Preference Shares, par value £1.00	100,345,801 ordinary shares and 1 special rights preference share

Inmarsat Limited

Class	Number of shares outstanding as of December 31, 2005
Ordinary Shares, par value £1.00	100,000,002 ordinary shares

Inmarsat Leasing (Two) Limited

Class	Number of shares outstanding as of December 31, 2005
Ordinary Shares, par value £1.00	1,001 ordinary shares

Inmarsat Launch Company Limited

Class	Number of shares outstanding as of December 31, 2005
Ordinary Shares, par value $1.00	4,000 ordinary shares

Indicate by check mark if each registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if each registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐Accelerated filer  ☐Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrants have elected to follow.

Item 17  ☒    Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

GENERAL INFORMATION

In this Annual Report, the terms “we”, “us”, “our”, “our company”, “Company” and “Group” refer, as the context requires, either individually or collectively, to Inmarsat Group Limited (Inmarsat Group) together with all of its consolidated subsidiaries.

We publish our financial statements in United States dollars, which are referred to as “Dollars”, “US dollars” and “US$”.

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” as defined in Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe,” “expect,” “intend,” “plan,” “may,” “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods.

As a consequence, our current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on our behalf. We urge you to read this Annual Report, including the sections entitled Item 3 “Key Information—Risk Factors,” Item 4 “Information on the Company—Business Overview” and Item 5 “Operating and Financial Review and Prospects” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. These factors and this cautionary statement expressly qualify all forward-looking statements.

We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise. You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented in this Annual Report.

PRESENTATION OF FINANCIAL INFORMATION AND CERTAIN OTHER DATA

Financial Data

Unless otherwise indicated, historical consolidated and combined financial information for the years ended December 31, 2004 and 2005 included herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), with a reconciliation of significant differences between IFRS and US GAAP. Prior to 2005, the Group prepared its annual consolidated financial statements under UK Generally Accepted Accounting Principles (UK GAAP). For the year ended December 31, 2005, the Group has prepared its annual consolidated financial statements in accordance with International Financial Reporting Standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) applicable to companies reporting under IFRS. The 2004 comparatives have been restated as part of the first-time adoption requirements of IFRS. As allowed by SEC rules in relation to first-time adoption of IFRS, only one year of comparatives is reported in this annual report. IFRS differs in certain respects from accounting principles generally accepted in the United States (US GAAP). The material differences between IFRS and US GAAP relevant to the Group are explained in Note 34 to the consolidated financial statements of Inmarsat Group Limited included elsewhere in this Annual Report. Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and Inmarsat Finance plc have been prepared in accordance with UK GAAP as these companies have not converted to IFRS. For a discussion of principal differences between UK GAAP and US GAAP as they apply to these group companies see the following notes to the consolidated financial statements of:

•	Note 32 Inmarsat Investments Limited,

•	Note 29 Inmarsat Ventures Limited,

•	Note 28 Inmarsat Global Limited

•	Note 18 Inmarsat Leasing (Two) Limited

•	Note 14 Inmarsat Launch Company Limited

•	Note 14 Inmarsat Finance plc

Some of the financial information in this Annual Report has been rounded and, as a result, the totals of the data presented in this Annual Report may vary slightly from the actual arithmetic totals of such information.

Non-GAAP Financial Measures

EBITDA

EBITDA and the related ratios presented in this Annual Report are supplemental measures of our performance under IFRS that are not required by, or presented in accordance with, US GAAP. Furthermore, EBITDA is not a measurement of our financial performance under US GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with US GAAP.

We believe EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Nevertheless, EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS or US GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our IFRS results and using EBITDA measures only supplementally. See Item 5—“Operating and Financial Review and Prospects” and the consolidated financial statements contained elsewhere in this Annual Report.

GLOSSARY OF TERMS

active terminals	active terminals means terminals registered with us as of the reporting date of the relevant financial period that have been used to access our services at any time during the preceding twelve-month period.

analogue	a method of storing, processing or transmitting information through a continuous varied (rather than pulsed) signal.

ATC services	ancillary terrestrial component services which combine terrestrial and satellite communications services and mobile terminals.

atmospheric interference	the attenuation of radio frequency signals due to the presence of moisture in the atmosphere.

avionics	electronics designed for use in aerospace vehicles.

bandwidth	a range of frequencies, expressed in Hertz (Hz) occupied by a modulated carrier or the range of frequencies which can be transmitted through a communications system. Bandwidth is one measure of the information carrying capacity of a transponder. The wider the bandwidth, the more information that can be transmitted.

beam	the directed electromagnetic rays emanating from a satellite or ground station. On satellites, typically refers to aggregates of these rays such as a China (coverage) beam or global (coverage) beam.

BGAN	our next-generation broadband global area network.

BGAN BSS	BGAN Business Support System.

bits	the smallest unit of data in computing, with a value of either 0 or 1.

broadband	high capacity bandwidth.

C-band	in satellite communications used to refer to downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. Often referred to as 4/6 GHz.

cellular	public mobile radio telecommunications service. Cellular systems are based on multiple base stations, or “cells”, that permit efficient frequency reuse and on software that permits the system to band mobile cells from cell to cell as subscribers move through the cellular service area.

circuit switched technology	technology that allows data connections that can be initiated when needed and terminated when communication is complete.

db	decibel, a unit for expressing the ratio of two amounts of electric or acoustic signal power equal to ten times the common logarithm of this ratio, which is often used as a measure of a satellite’s power.

digital	referring to a method of storing, processing, or transmitting information through a pulsed (rather than continuously varied) signal.

downlink	the receiving portion of a satellite circuit extending from the satellite to the earth.

earth station	the dishes, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

EIRP	equivalent isotopic radiated power, as standard of comparision of performance of radio transmitters.

FCC	Federal Communications Commission.

fixed satellite service or FSS	a radio communication service between earth stations at specified fixed points when one or more satellites are used; in some cases this service includes satellite-to-satellite links or feeder links for other space radio communications services.

GEO	geostationary orbit, which is orbit at an altitude of 36,000 km, where satellites turn at the same angular speed as the earth and thus appear to be on a fixed spot.

GHz	gigahertz, a measure of frequency. One billion cycles per second.

GEO orbit	the orbit of a geosynchronous satellite whose circular and direct orbit lies in the plane of the earth’s equator.

GMDSS	global maritime distress and safety system which is a system designed to automate a vessel’s radio distress alert, eliminating the need for manual watchkeeping of distress channels.

GPRS	General Packet Radio Service.

GPS	Global Positioning System.

GSM	Global System for Mobile communications.

hertz	unit of frequency equal to number of cycles per second.

ICAO	International Civil Aviation Organization.

iNavSat	a consortium, of which we are a part, associated with the Galileo concession contract, the EU project to develop a new advanced satellite navigation system using dedicated satellites.

IMSO	International Maritime Satellite Organization.

Insat	Indian National Satellite.

IP	Internet Protocol, the method or protocol by which data is sent from one computer to another on the Internet.

ISDN	Integrated Services Digital Network. Digital telephone line typically offering data rates of 64 kbps or multiples thereof.

International Telecommunication Union or ITU	ITU is the United Nations treaty organization responsible for worldwide co-operation and standardization in the telecommunication sector. The ITU holds periodic conferences at which telecommunications issues of global importance are discussed; the main conferences are the World Radio Conference (WRC) and the World Telephone and Telegraph Conference (WTTC).

Ka-band	in satellite communications, used to refer to downlink frequencies between 18 GHz and 22 GHz and uplink frequencies between 27 GHz and 31 GHz. Often referred to as 20/30 GHz.

kbps	kilobits per second, a unit of data transmission speed.

Ku-band	in satellite communications, used to refer to downlink frequencies between 10.7 GHz and 12.74 GHz and uplink frequencies between 13.75 GHz and 14.8 GHz. Often referred to as 11/14 or 12/14 GHz.

LAN	local area network, which is a group of computers and associated devices that share a common communications line or wireless link and typically share the resources of a single processor or server within a small geographic area.

Latency	signal transmission delay, which is dependent on several factors, including the transmission distance propagation speed, bandwidth and encoding/decoding methods used.

L-band	in satellite communications, used to refer to uplink and downlink frequencies between satellites and mobile users between 1.5 GHz and 1.6 GHz.

LEO	low-earth orbit of up to 800 km above the earth.

MEO	medium-earth orbit between 800 km and 12,000 km above the earth.

MHz	megahertz, a measure of frequency. One million cycles per second.

Microwave	radio frequency carrier waves with wavelengths of less than one metre-frequencies above 300 MHz. Typically used to refer to frequencies above 1 GHz, but nominally includes all of UHF.

Model Code	Model Code for share transactions as required by Financial Services Authority

MOO	a memorandum order and opinion from the FCC.

MSV	Mobile Satellite Ventures Corp.

OFCOM	the UK Office of Communications.

operational life	the time for which a satellite is capable of operating in its allotted position. The expected end of a satellite’s in-orbit operational life is mainly based on the period during which the satellite’s on-board fuel permits proper station-keeping manoeuvres for the satellite.

orbital slots	for GEO satellites these are points on the GEO arc where satellites are permitted to operate. Orbital slots are designated by both location and frequency band.

PDA	personal digital assistant, which is typically a handheld device that combines computing, telephone/fax, internet and networking functionality.

QoS	Quality of Service, a networking term that specifies a guaranteed level of service for a specified product.

radio frequency	a frequency that is higher than the audio frequencies but below the infrared frequencies, usually above 20 KHz.

R-BGAN	our regional broadband global area network.

RSA	recognized spectrum access.

S-band	mobile satellite band between 1.98 and 2.20 GHz

Signal	a physical, time-dependent energy value used for the purpose of conveying information through a transmission line.

SIM-card	Subscriber Identity Module card, as used in existing cellular phones.

Spectrum	the range of electromagnetic radio frequencies used in transmission of voice, data and television.

TT&C	tracking, telemetry and command station, a land-based facility that monitors and controls the positioning, attitude and status of a satellite in orbit.

telemetry	radio transmission of coded or analogue data from a satellite to a ground station.

Transponder	a microwave repeater on a satellite which provides a discrete path to receive communications signals, translate and amplify such signals and retransmit them to earth or another satellite.

uplink	in satellite communications, the signal from the earth station to the space station (satellite).

VOIP	voice over internet protocol. This refers to a set of facilities for managing the delivery of voice information using internet protocol.

VPN	virtual private network, a network that is constructed using public wires to connect nodes.

VSAT	Very Small Aperture Terminal. A system for the reception and transmission of satellite signals using a small dish diameter, typically fixed and requiring a licence to use.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The historical consolidated financial statements have been prepared in accordance with IFRS, which differs in significant respects from US GAAP. For a summary of the material differences between IFRS and US GAAP, you should read Note 34 to the historical consolidated financial statements.

You should read the table below in conjunction with Item 5 “Operating and Financial Review and Prospects” and the historical consolidated financial statements elsewhere in this annual report.

	2004	2005
	(US$ in millions)
Income Statement
Revenue	480.7	491.1
Employee benefit costs	(87.2)	(96.5)
Network and satellite operations costs	(50.0)	(38.8)
Other operating costs	(67.4)	(63.6)
Work performed by the Group and capitalized	25.8	25.2

EBITDA	301.9	317.4
Losses on termination of subsidiary undertakings	—	(1.1)
Gain on disposal of property	42.6	—
Depreciation and amortization	(124.1)	(106.5)

Operating profit	220.4	209.8
Interest receivable and similar income	3.9	10.6
Interest payable and similar charges	(167.5)	(167.2)

Net interest payable	(163.6)	(156.6)

Profit before income tax	56.8	53.2
Income tax expense	(15.4)	(18.3)

Profit for the year	41.4	34.9

Dividends	—	(24.7)

Retained profit for the year	41.4	10.2

Other Financial Data
Cash inflow from operating activities	280.2	312.5
Capital expenditure	(140.1)	(204.3)
Cash flow used in investing activities	(150.5)	(43.2)
Dividends paid	—	(24.7)
Cash flow used in financing activities	(136.5)	(459.9)
Decrease in cash and cash equivalents	(6.5)	(191.2)

Balance Sheet
Total assets	2,192.8	2,029.1
Total liabilities	2,162.0	1,673.4
Share capital	34.5	346.5
Shareholders equity	30.8	355.7

	2004	2005
	(US$ in millions)
US GAAP Information:
Profit and loss account
Revenues	480.7	491.1
Operating profit	156.3	188.7
Net income	51.7	64.1
EBITDA(1)	278.6	295.5

Balance sheet
Total assets	2,155.6	2,024.9
Share capital	34.5	346.5
Shareholders equity	(93.2)	249.9

(1)	EBITDA means profit on ordinary activities after taxation plus taxation, net interest payable, depreciation and amortization and gains or losses on disposal of subsidiaries. EBITDA presented in this Annual Report is a supplemental measure of our performance under IFRS that is not required by, or presented in accordance with US GAAP. EBITDA is not a measurement of our financial performance under US GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with US GAAP. We believe EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of similar issuers, the vast majority of which present EBITDA when reporting their results. Finally, we present EBITDA as a measure of our ability to service our debt. For a discussion of the limitations of EBITDA as analytical tools, please see “Presentation of Financial Information and Certain Other Data—Non-GAAP Financial Measures.”

Set forth below is a reconciliation of our IFRS EBITDA to US GAAP EBITDA and US GAAP net income.

	2004	2005
	(US$ in millions)
EBITDA (IFRS)	301.9	317.4
Adjustments to reconcile to US GAAP:
Pension plans	2.8	(5.0)
Financial instruments	(7.5)	4.8
Development costs	(12.5)	(18.5)
UK National Insurance on stock options	—	2.2
Deferred income on sale and leaseback	0.2	0.8
Facility fees	(4.6)	2.5
Network and satellite operations costs	—	(8.7)
Other	(1.7)	—

EBITDA (US GAAP)	278.6	295.5
Adjustments to reconcile to US GAAP net profit:
Taxation	(8.5)	(43.0)
Net interest payable	(96.1)	(81.6)
Depreciation and amortization	(122.3)	(107.4)
Gain on termination of subsidiary undertakings	—	0.6

Net income (US GAAP)	51.7	64.1

EXCHANGE RATE INFORMATION

The following table shows for the dates and periods indicated information concerning the noon buying rate in The City of New York for cable transfers in pounds sterling, which we refer to in this annual report as sterling, as certified for customs purposes by the Federal Reserve Bank of New York and expressed in US dollars per £1.00.

Year	Year End	Average(1)	High	Low
2004	1.92	1.83	1.95	1.76
2005	1.72	1.82	1.93	1.71

(1)	The average of the noon buying rates on the last day of each month during the year.

The following table shows the high and low noon buying rates for each month during the previous six months, expressed in dollars per £1.00.

Month	High	Low
October 2005	1.79	1.75
November 2005	1.78	1.71
December 2005	1.78	1.72
January 2006	1.79	1.72
February 2006	1.78	1.73
March 2006	1.75	1.73

Unless otherwise indicated, the exchange rate used in this Annual Report to convert sterling into dollars (and dollars into sterling) is the noon buying rate as of December 31, 2005 stated above. The noon buying rate as of April 26, 2006 was US$1.7897 per £1.00.

RISK FACTORS

Risks Relating to Our Business include the following:

We rely on third-party distribution partners and service providers to sell our services to end-users and to determine the prices end-users pay. If our distribution partners and service providers were to fail to market or distribute our services effectively or fail to offer our services at prices which are competitive, our revenues, profitability, liquidity and brand image could be adversely affected.

We sell our existing services exclusively to third-party distribution partners, the majority of whom operate the land earth stations that transmit and receive those services to and from our satellites (although now our BGAN service has been launched all traffic relating to that service is handled by our own land earth stations in the Netherlands and Italy). These distribution partners then market and distribute our existing services (and now it is launched, will market and distribute our BGAN services) to end-users, either directly or through other distribution partners and service providers.

Pursuant to our arrangements with our distribution partners:

•	we do not set the prices end-users pay for our services;

•	we cannot contract with end-users of our services; and

•	with respect to our existing demand assigned services and lease services (but excluding R-BGAN and BGAN) and with very few exceptions, we can only have a direct contractual relationship with companies (whether distribution partners or other entities) that operate land earth stations. With respect to our R-BGAN, BGAN and lease services under the Inmarsat-4 narrow spot beams, this arrangement has changed, as we may contract with other distribution partners and we will handle the landing of all traffic relating to these services from our own land earth stations;

As a result of these arrangements, we are dependent on the performance of our distribution partners to generate substantially all of our revenues. If our distribution partners were to fail to market or distribute our services effectively, or if they offered our services at prices, which were not competitive, our revenues, profitability, liquidity and brand image could be adversely affected.

Sales to our key distribution partners represent a significant portion of our revenues and the loss of any of these distribution partners could adversely affect our revenues, profitability and liquidity.

For 2005, our five largest distribution partners in terms of our revenue were Stratos Global, Telenor, Xantic (a joint venture between KPN and Telstra), France Telecom Mobile Satellite Communications and KDDI. Sales to these five distribution partners represented 25.4%, 23.6%, 20.8%, 14.5% and 5.3%, respectively, of our mobile satellite communication services revenue during 2005. Any consolidation among our distribution partners would be likely to increase our reliance on a few key distributors of our services. It should be noted that Stratos Global acquired Xantic in 2006. The loss of any of these distribution partners, or the failure by any of them to market or distribute our services effectively, could cause end-users to seek alternative suppliers, which could adversely affect our revenues, profitability or liquidity. Failure of any of these distribution partners to settle their debts with us could adversely affect our revenues, profitability and liquidity.

We may not be able to offset declining revenues from voice services with revenues from data services.

Since 1999, our revenues from voice services across each of our sectors have been declining, in part driven by the migration of end-users from analogue to digital services, the lower cost of using digital services, the availability of less expensive voice services offered by our competitors and the emergence of handheld satellite phones. For example, revenues from voice services in the maritime sector decreased by 2.9% in 2005, compared to 2004, and decreased by 6.4% in 2004 compared to 2003. In addition, revenues from voice services in the land sector decreased by 15.4% in 2005, compared to 2004, and decreased by 26.0% in 2004 compared with 2003. The decline in our voice revenue is offset by increasing overall revenues from data services. Our data revenues were 6.7% higher in 2005 compared to 2004 but decreased by 0.9% in 2004 compared to 2003. The growth in our data revenue was greater than the decline in our voice revenue in 2005. We expect declines in voice revenues to continue in the near to medium term, but at lower rates. Our future profitability depends, in part, on our ability to offset declining revenues from voice services with revenues from data services. If revenues from our data services do not continue to increase at a rate sufficient to offset the decline in revenues from our voice services, our total future revenues may be adversely affected.

The global communications industry is highly competitive. It is likely that we will face significant competition in the future from other network operators, which may adversely affect end-user take-up of our services and our revenues.

The global communications industry is highly competitive. We face competition from a number of communications technologies in the various target markets for our services. It is likely that we will continue to face competition from other network operators in some or all of our target market segments in the future, particularly from satellite network operators. Competition from Iridium and Globalstar, two global mobile satellite communications services operators, has been increasing, particularly with respect to low speed data and voice services and where their hand-held form factor has competitive advantage. In addition, we also face competition for low-speed data and voice services from Thuraya and (to a lesser extent) other regional mobile satellite communication services operators, which has influenced the price at which our distribution partners and service providers offer our services. Thuraya introduced a 144kbps mobile data communications service in the first half of 2005 on a regional basis. Two other companies are planning to deploy mobile satellite services in North America, ICO Global Communications Inc. in the United States in 2007 and TMI/Terrestar Networks Inc. in the United States and Canada in 2008, using the 2 GHz band, which has more contiguous bandwidth than the L-band in which we operate, and will accommodate higher-speed multimedia services.

Communications providers who operate private networks using very small aperture terminals (“VSAT”) or hybrid systems also continue to target users of mobile satellite services. Technological innovation in VSAT terminals, together with increased C-band and Ku-band coverage and commoditisation, have increased the competitiveness of VSAT and hybrid systems in some traditional mobile satellite communications services sectors. Furthermore, the gradual extension of terrestrial wireline and wireless communications networks to areas not currently served by them may reduce demand for some of our services in those areas.

Our substantial debt could adversely affect our financial condition or results of operations.

We have a significant amount of debt and we may incur additional debt. As of December 31, 2005, the principal amount of our total long-term consolidated debt was US$560.4 million (excluding US$649.1 million principal amount of subordinated intercompany shareholder funding loan). In addition, we have a further US$300.0 million Revolving Committed Facility available and undrawn under the Senior Facility Agreement.

The amount of our debt could:

•	require us to dedicate a substantial portion of our cash flows from operations to payments on our debt, which will reduce our cash flow available to fund capital expenditure, working capital, research and development and other general corporate purposes;

•	place us at a competitive disadvantage compared to those of our competitors that have less debt than we do;

•	limit our flexibility in planning for, or reacting to, changes to our industry;

•	increase our vulnerability, and reduce our flexibility to respond, to general and industry specific adverse economic conditions; and

•	limit our ability to borrow additional funds, increase the cost of any such borrowing and/or limit our ability to raise equity funding.

We may incur substantial additional debt in the future. The terms of our Senior Facility Agreement and the indenture governing our Senior Notes restrict (or will restrict) our ability to incur, but do not prohibit us from incurring, additional debt. If we were to incur additional debt, the related risks we now face could increase.

We may not retain sufficient rights to the spectrum required to operate our satellite system to its expected capacity or to take full advantage of future business opportunities.

We must retain rights to use sufficient L-band spectrum necessary for the transmission of signals between our satellites and end-user terminals. Our right to L-band spectrum is governed, in part, by sharing arrangements with other satellite operators that are supposed to be re-evaluated and re-established through two annual, regional multilateral meetings of those satellite operators—one for operators whose satellites cover North America, and a second for those which cover Europe, Africa, Asia and the Pacific. Since 1999, the North American operators have been unable to agree on new spectrum allocations and those parties must operate on a non-harmful interference basis in the absence of a new agreement. Additionally, Mobile Satellite Ventures Corp. (“MSV”), has challenged our right to some of our current North American spectrum, claiming that MSV has the right to use that spectrum. We have rejected that claim, and we believe the appropriate forum for spectrum allocation would be the next round of multilateral co-ordination meetings of North American operators.

We have agreed spectrum allocations in the Europe, Africa, Asia and Pacific operators’ review meetings (1) with all operators in respect of our existing services and (2) with all operators, except one, in respect of R-BGAN and our next-generation BGAN services. We believe this agreement provides sufficient spectrum to support our next-generation BGAN services. However, the operator who has not agreed to this plan has already stated that it will continue to operate according to the previous spectrum allocation plan. As part of our business planning we may need to apply for additional spectrum to support our future services.

Competition for L-band spectrum from new operators or for new services or business opportunities could make it more difficult for us to retain rights to L-band spectrum or to take full advantage of future business opportunities by acquiring further L-band spectrum. If we were unable to retain sufficient rights to L-band spectrum, our ability to provide our services in the future could be prejudiced, which could have an adverse effect on our business and results of operations.

Use by our competitors of L-band spectrum for terrestrial services could interfere with our services.

On January 29, 2003, the Federal Communications Commission (the “FCC”), promulgated a general ruling (the “ATC Ruling”) that mobile satellite communications services spectrum, including the L-band spectrum we use to operate our services, could be used by mobile satellite communications services operators to integrate ancillary terrestrial component (“ATC”) services into their satellite networks in order to provide combined terrestrial and satellite communications services to mobile terminals in the United States. On November 8, 2004, the FCC issued an order granting MSV an ATC licence and approving several waivers of the ATC Ruling that MSV requested, while deferring ruling on certain additional waivers. On February 10, 2005, following a series of petitions and requests for reconsideration, the FCC clarified the ATC Ruling by a further memorandum opinion and order which, inter alia, settled the applicable rules on inter-system interference and other general requirements for integrated mobile satellite communications/ATC systems (the “MOO”). On November 4, 2005, MSV filed applications to modify its ATC license and to take advantage of the new latitude afforded by the MOO, in which MSV seeks certain waivers of the ATC rules. It may not be known whether the MOO, or the possible grant of modified ATC authority to MSV, will provide effective protection of our mobile satellite services from harmful interference until third parties commence commercial operations of integrated mobile satellite communications/ATC services. Our ability to take action to eradicate any such interference will depend, in part, upon our ability to negotiate co-ordination agreements with the mobile satellite communications/ATC operator.

The implementation of ATC services by mobile satellite communications services operators in the United States or other countries may result in increased competition for the right to use L-band spectrum, and such competition may make it difficult for us to obtain or retain the spectrum resources we require for our existing and future services. In addition, the FCC’s decision to permit integrated mobile satellite communications/ATC services was based on certain assumptions, particularly relating to the level of interference that the provision of integrated mobile satellite communications/ATC services would likely cause to other mobile satellite communications services operators, such as us, who use the L-band spectrum. If the FCC’s assumptions with respect to the use of L-band spectrum for integrated mobile satellite communications/ATC services prove inaccurate, or a significant level of integrated mobile satellite communications/ATC services is provided in the United States, the provision of integrated mobile satellite communications/ATC services could interfere with our satellites and user terminals, which may adversely impact our services. For example, the use of certain L-band spectrum to provide integrated mobile satellite communications/ATC services in the United States could interfere with our satellites providing communications services outside the United States where the satellites’ “footprint” overlaps the United States. Such interference could limit our ability to provide services that are transmitted through any satellite visible to the United States. Three of our Inmarsat-3 satellites and one of our Inmarsat-2 satellites are visible to the United States. One of our two Inmarsat-4 satellites is visible to the United States. In addition, users of our terminals in the United States could suffer interruptions to our services if they try to use their terminals near ATC terrestrial base stations used to provide integrated mobile satellite communications/ATC services. In the event that we anticipate significant usage of mobile user terminals near ATC terrestrial base stations, it may be necessary for the manufacturers of the mobile terminals to modify their products to make them less susceptible to interference, or for us to develop new call set-up procedures which will redirect traffic to frequencies that are adequately removed from transmissions by nearby ATC base stations.

Other jurisdictions are considering, and could implement, similar regulatory regimes in the future. In May 2004, Industry Canada, the Canadian regulator, decided in principle to allow ATC services in Canada. European regulators are currently considering the technical and regulatory issues which would arise if mobile satellite communication services operators were authorized to provide terrestrial services, including ATC, in 2 GHz bands. There is currently no timetable for the introduction of such services in Europe.

Any or all of the preceding could have a material adverse effect on our revenues, profitability or liquidity.

We rely on third parties to manufacture and supply terminals to access our services and, as a result, we cannot control the availability of terminals.

Terminals used to access our services are built by a limited number of independent manufacturers. Although we provide manufacturers with key performance specifications for the terminals, these manufacturers could:

•	reduce production of, or cease to manufacture, some of the terminals that access our services;

•	manufacture terminals with defects that fail to perform to our specifications;

•	fail to build or upgrade terminals that meet end-users’ requirements within our target market segments;

•	fail to meet delivery schedules or to market or distribute terminals effectively; or

•	sell some of our terminals at prices that end-users or potential end-users do not consider attractive.

Any of the foregoing could adversely affect the ability of our distribution partners to sell our services, which, in turn, could adversely affect our revenues, profitability and liquidity, as well as our brand image.

We are subject to foreign exchange risk.

We use the US dollar as our functional and reporting currency. While almost all of our revenues are denominated in US dollars, the majority of our operating expenses and a small proportion of our capital expenditures are denominated in currencies other than the US dollar. Our primary exchange rate risk is against pounds sterling. The US dollar has significantly weakened against the pound sterling and in the event it continues to weaken in the medium to long-term, our results of operations may be adversely affected. Although we generally seek to hedge our foreign currency exposure in the short-term, in the longer-term our results of operations would be adversely affected by continued weakness of the US dollar against the pound sterling.

Risks Relating to Our Technology and the Operation and Development of Our Network

Our satellites are subject to significant operational risks while in orbit which, if they were to occur, could adversely affect our revenues, profitability and liquidity.

Satellites are subject to significant operational risk while in orbit. These risks include malfunctions, commonly referred to as anomalies, that have occurred in our satellites and the satellites of other operators as a result of various factors, such as satellite manufacturers’ errors, problems with the power or control systems of the satellites and general failures resulting from operating satellites in the harsh environment of space.

Although we work closely with satellite manufacturers to determine and eliminate the cause of anomalies in new satellites and provide redundancy for many critical components in our satellites, we may experience anomalies in the future, whether of the types described above or arising from the failure of other systems or components.

Any single anomaly or series of anomalies could materially adversely affect our operations, as well as our ability to attract new customers for our services. Anomalies could also reduce the expected useful life of a satellite, thereby reducing the revenue that we could generate with that satellite, or create additional expenses due to the need to provide replacement or back-up satellites. For example, in 2004 we experienced an anomaly with respect to one of our Inmarsat-2 satellites that helped to provide redundancy to our fleet and carried leased traffic. As a consequence of that anomaly, we utilized approximately half of the satellite’s remaining fuel in successfully recovering the satellite, but reduced the useful life such that it was decommissioned in early 2006. However, the satellite that experienced the anomaly had been operating for over 14 years and its original design life was ten years. The occurrence of future anomalies could materially adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. For more information on the risk that we may be unable to obtain and maintain insurance for our satellites, see “—We may be unable to obtain and maintain insurance for our satellites, and the insurance we obtain may not cover all losses we experience. Even if our insurance were sufficient, delays in launching a satellite could adversely affect our revenues, profitability and liquidity” below.

Meteoroid events pose a potential threat to all satellites. The probability that a meteor will damage those satellites increases significantly when the earth passes through the particulate stream left behind by comets. Occasionally, increased solar activity poses a potential threat to all in-orbit satellites.

Some decommissioned spacecraft are in uncontrolled orbits that pass through the geostationary belt at various points, and present hazards to operational spacecraft, including our satellites. The loss, damage or destruction of any of our satellites as a result of an electrostatic storm, collision with space debris, malfunction or other event could have a material adverse effect on our business.

In addition, our satellite system includes six tracking, telemetry and control ground stations and four network co-ordination stations located around the world. If two or more of these stations were to fail at the same time, our ability to operate our satellites effectively may be limited, which could adversely effect our revenues, profitability or liquidity.

Our satellites have minimum design lives, but could fail or suffer reduced capacity before the end of their design lives.

Our ability to generate revenue depends on the useful lives of our satellites. Each satellite has a limited useful life. A number of factors affect the useful lives of the satellites, including, among other things, the quality of their construction, the durability of their component parts, the ability to continue to maintain proper orbit and control over the satellite’s functions, the efficiency of the launch vehicle used, and the remaining on-board fuel following orbit insertion. The minimum design life of our Inmarsat-2 satellites is ten years, whilst our Inmarsat-3 and Inmarsat-4 satellites each have a minimum design life of 13 years. However, whilst our Inmarsat-2 satellites have so far exceeded their original design lives, the actual useful lives of our other satellites could be shorter.

The launch of our third Inmarsat-4 satellite is subject to risks, the occurrence of which could materially and adversely affect our performance.

Our third Inmarsat-4 satellite is currently designated as a ground spare. Should we decide to launch our third Inmarsat-4 satellite, its launch could be subject to possible delays and risks relating to launch, including launch failure or incorrect orbital placement. Our third Inmarsat-4 satellite has been delivered by Astrium and has been put into storage at Astrium’s facilities as per our purchase contract until it is required for launch. The launch of our third Inmarsat-4 satellite could be delayed, which may, in turn, delay the introduction of our planned BGAN service in the Pacific Ocean Region.

We have an option with both Sea Launch and Lockheed Martin Commercial Launch Services, Inc for a launch service. Launch failures preceding a launch could cause extensive delays while the cause of the failure is under investigation. A significant delay in the deployment of our third Inmarsat-4 satellite, if required in the event of a catastrophic failure of either of the two preceding Inmarsat-4 satellites, could materially adversely affect our ability to generate revenues from next-generation services and could significantly increase the cost thereof. If we do not exercise one of the options before their expiry there is a risk that we will have to procure a launch service at a higher price than the price we have agreed with Sea Launch and Lockheed Martin Commercial Launch Services, Inc.

We may be unable to obtain and maintain insurance for our satellites, and the insurance we obtain may not cover all losses we experience. Even if our insurance were sufficient, delays in launching a replacement satellite could adversely affect our revenues, profitability and liquidity.

We have insurance cover for our first two Inmarsat-4 satellites until November 2007 and expect to maintain commercially prudent levels of insurance in the future.

The price, terms and availability of insurance have fluctuated significantly since we began offering commercial satellite services. The cost of obtaining insurance can vary as a result of either satellite failures or general conditions in the insurance industry. Insurance policies on satellites may not continue to be available on commercially reasonable terms, or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods and additional satellite health-related policy exclusions. An uninsured failure of one or more of our satellites could have a material adverse effect on our financial condition and results of operations. In addition, higher premiums on insurance policies will increase our costs, thereby reducing our operating income by the amount of such increased premiums.

Even where we have obtained launch and in-orbit insurance for a satellite, this insurance coverage will not protect us against all losses that might arise as a result of a satellite failure. Our current launch and in-orbit insurance policies contain, and any future policies can be expected to contain, specified exclusions and material change limitations customary in the industry at the time the policy is written. These exclusions typically relate to losses resulting from acts of war, insurrection or military action, government confiscation, as well as lasers, directed energy beams, or nuclear or anti-satellite devices or radioactive contamination.

In addition, should we wish to launch our ground spare Inmarsat-4 satellite to replace a failed operational satellite, the timing of such launch will be dependent on prior commitments made by potential suppliers of launch services to other satellite operators. Our insurance may not protect us against lost or delayed revenue, business interruption or lost business opportunities.

We also maintain third-party liability insurance. This insurance may not be adequate or available to cover all third-party damages that may be caused by any of our satellites, and we may not in the future be able to renew our third-party liability cover on reasonable terms and conditions, if at all.

New technologies used by our competitors may reduce demand for our services or render our technologies obsolete, which may have a material adverse effect on the cost structure and competitiveness of our services, possibly resulting in a negative effect on our revenues, profitability or liquidity.

The space and communications industries are subject to rapid advances and innovations in technology. We expect to face competition in the future from companies using new technologies and new satellite and terrestrial systems. Advances or innovations in technology could render our technologies obsolete or less competitive by satisfying consumer demand in more attractive or cost-effective ways, or by introducing standards incompatible with ours. Obsolescence of the technologies that we use could have a material adverse effect on our revenues, profitability or liquidity.

Our business relies on intellectual property, some of which third parties own, and we may inadvertently infringe upon their patents and proprietary rights.

Many entities, including some of our competitors, currently (or may in the future) hold patents and other intellectual property rights that cover or affect products or services related to those that we offer. We cannot assure you that we are aware of all intellectual property rights that our products may infringe upon. In general, if a court were to determine that one or more of our products infringes upon intellectual property held by others, we may be required to cease developing or marketing those products, to obtain licenses from the holders of the intellectual property, or to redesign those products in such a way as to avoid infringing upon others’ patents. We cannot estimate the extent to which we may be required in the future to obtain intellectual property licenses, or the availability and cost of any such licenses. To the extent that we are required to pay royalties to third parties to whom we are not currently making payments, these increased costs of doing business could negatively affect our profitability or liquidity.

If a competitor holds intellectual property rights, it may not allow us to use its intellectual property at any price, which could adversely affect our competitive position.

Our R-BGAN revenues could be affected by the operational failure of our land earth station in Fucino, Italy.

Our R-BGAN service is operated exclusively through our land earth station in Fucino, Italy. Whilst our Fucino land earth station is highly reliable and has substantial redundancy, we have no back-up facilities from which we can operate our R-BGAN service. If the land earth station in Fucino were to suffer a material operational failure, it is likely that our R-BGAN revenues would be adversely affected.

Regulatory Risks

Our business is subject to regulation and we face increasing regulation with respect to the transmission of our satellite signals and the provision of our mobile satellite communications services in some countries, which could require us to incur additional costs, could expose us to fines and could limit our ability to provide existing and new services in some countries.

The maintenance and expansion of our business is dependent upon, among other things, our ability (and/or the ability of our distribution partners and/or their service providers) to obtain required government licenses and authorizations in a timely manner, at reasonable costs and on satisfactory terms and conditions.

Our business is subject to the regulatory authority of the government of the United Kingdom and the national authorities of the countries in which we operate, as well as to the regulations of various international organizations. Government authorities generally regulate, among other things, the construction, launch and operation of satellites, the use of satellite spectrum at specific orbital locations, the licensing of land earth stations and mobile terminals, and the provision of satellite services. For more information on the regulatory environment in which we operate, see “Item 4: Information on the Company—Regulation”.

In particular, under the UK Outer Space Act 1986, we must obtain licenses to conduct our business, including for the launch of our satellites. The terms of these licenses provide that we indemnify the UK government without limit for any claim brought against it as a result of our licensed activities or in respect of any loss suffered by the UK government as a result of any breach of the terms of the license. We also must maintain insurance of up to £100 million per satellite to be used to pay any sums to the UK government in respect of this indemnity. We would expect any license granted by the UK government in respect of our third Inmarsat-4 satellite to contain equivalent terms.

Increasingly, regulatory authorities are imposing fees and introducing new regulatory requirements on businesses that use spectrum or offer communications services. This could significantly affect our business. In addition to the licenses issued to us by the UK government for the launch and operation of our satellites, to date, we have obtained specific telecommunications or frequency licenses with respect to our existing services in Australia, Belgium, Brazil, Ecuador, Egypt, France, Germany, Iraq, Italy, Jordan, Kenya, Netherlands, Spain and Switzerland. Additional countries are considering whether to implement such license requirements. These license requirements could require us to incur new and unforeseen additional costs, could expose us to fines if we were unable to obtain or retain any licenses or meet all regulatory requirements, and could limit our ability to provide existing or new services in some countries, which could adversely affect our revenues, profitability or liquidity.

It is also possible that regulatory authorities in some countries may require us to establish a land earth station or a point of presence in their countries as a condition to distribute our BGAN services in those countries. Some countries may also require us to provide traffic reports on a regular basis or maintain a domestic billing database for their country. To the extent we own and/or operate the land earth stations for our BGAN services, we are required to obtain licenses for the operation of those stations as network facilities, and also will need to obtain rights to C-band spectrum for communications between the stations and our satellites. Approval of the offering of our services or operation of land earth stations will be contingent upon us or our distribution partners providing any countries as may so require with the ability to monitor calls made to or from such countries and/or to intercept BGAN traffic. Although we believe that we will be able to address the concerns of many of these countries as they arise, there is no assurance that we and/or our distribution partners and/or their service providers will be able to do so. In addition, some countries in which we or our distribution partners, or their service providers, operate have laws and regulations relating to privacy and the protection of data which may impair our ability to obtain licenses or offer our services on a timely basis.

Laws, policies and regulations affecting the satellite industry are subject to change in response to industry developments, new technology or political considerations. Legislators or regulatory authorities in various countries are considering, and may in the future adopt, new laws, policies and regulations or changes to existing regulations regarding a variety of matters that could, directly or indirectly, affect our operations or the operations of our distribution partners, or increase the cost of providing services over our system. Changes to current laws, policies or regulations or the adoption of new regulations could affect our ability to obtain or retain required government licenses and authorizations or could otherwise have a material adverse effect on our business.

Our contractual relationships with our distribution partners may be subject to regulatory challenge, which could require us to renegotiate the contractual relationships and could result in the imposition of fines.

Our overall relationship with our distribution partners is governed by our Distribution Agreements. There is a risk that regulatory authorities or other third parties could challenge the Distribution Agreements, for example under European Union (“EU”) competition laws. As of May 1, 2004, it is no longer possible to obtain an exemption from EU competition rules by notifying an agreement to the European Commission, and parties must make their own assessment as to whether their agreements fulfill EU competition requirements. We have previously conducted a regulatory review of the terms of the Distribution Agreements, and of our competitive position in the sectors in which we operate. We do not believe that we are party to any agreement that is, in the current competitive environment, anti-competitive, or otherwise faces a significant risk of regulatory challenge. However, the competitive environment may change, and regulatory risk analysis is by its nature subjective. Therefore, we cannot assure you that either we, or the Distribution Agreements, or our distribution partners face no risk of challenge. For example, competition authorities could determine that we have market power in one or more business sectors, and could challenge us, or the Distribution Agreements or our distribution partners as anti-competitive. A successful regulatory challenge could result in portions, or all, of the Distribution Agreements being declared unenforceable, could require us to modify or replace certain provisions of the Distribution Agreements in order to achieve compliance and, in certain circumstances, could result in the imposition of fines. Competition authorities generally have powers to impose fines (in the case of the European Commission, up to a maximum of 10% of a company’s worldwide annual group revenues) for breaches of competition laws. In addition, third parties could initiate civil litigation claiming damages caused by alleged anticompetitive practices and agreements.

We may not be aware of certain foreign government regulations.

Because regulatory schemes vary by country and evolve over time, we may be subject to regulations in foreign countries of which we are not presently aware. If that were to be the case, we could be subject to sanctions by a foreign government that could materially adversely affect our ability to operate in that country. Our current regulatory approvals could now be (or could become) insufficient in the view of foreign regulatory authorities, any additional necessary approvals may not be granted on a timely basis (or at all), in all jurisdictions in which we wish to offer services, and applicable restrictions in those jurisdictions could become unduly burdensome. The failure to obtain the authorizations necessary to operate satellites internationally could have a material adverse effect on our ability to generate revenue and on our overall competitive position.

We, our customers and companies with which we or they do business may be required to have authority from each country in which we or they provide services or provide our or their customers use of our satellites. Because regulations in each country are different, we may not be aware if some of our customers and/or companies with which they or we do business do not hold the requisite licenses and approvals.

Our distribution partners and service providers face increasing regulation in many countries, and end-users often require licenses to operate end-user terminals. This regulatory burden could increase the costs of our distribution partners and service providers or restrict their ability to sell our products.

Our distribution partners and service providers need licenses and regulatory consents to offer our services in many countries where they operate. In addition, end-users often require licenses to use our terminals. Furthermore, we expect that our distribution partners, their service providers and end-users will require licenses for our R-BGAN and BGAN services in many jurisdictions, and they may fail to obtain those licenses. Any delay or failure by distribution partners, their service providers or end-users to obtain required licenses in connection with the distribution of our services or use of terminals could prevent our services from being distributed, sold or used in some countries or lead to unauthorized use that could affect the reputation of our brand, which could adversely affect our revenues. At present Inmarsat is operating under an experimental demonstration license granted by the FCC for BGAN services in the USA. Inmarsat’s distribution partners have applied for special temporary authorizations from the FCC pending full authorization at a later date. As of this date, STA’s have not been granted in the United States, and operating authority similarly has not been granted for Canada. While operating under a demonstration license, commercial use of the BGAN service in the USA (as well as Canada which is covered by the same spot beams) cannot take place. Our L-band spectrum dispute with MSV may complicate or delay licensing of our services in the United States and Canada.

We may not be successful in co-ordinating our satellite operations under applicable international regulations and procedures or in obtaining spectrum and orbital resources we require for our operations.

The International Telecommunications Union (the “ITU”) regulates the use of radio frequency bands and orbital locations used by satellite networks to provide communications services. The use of spectrum and orbital resources by us and other satellite networks must be co-ordinated pursuant to the ITU’s Radio Regulations in order to avoid causing harmful interference between or among the respective networks. In the case of the L-band, the ITU process has been effected on the basis of agreements between the relevant national administrations whereby the use of frequencies by our satellite network and other satellite networks is co-ordinated in regional operator review meetings and negotiations. As evidenced by the most recent of these review meetings it is not always possible to achieve unanimous agreement amongst operators. The increased competition for spectrum and orbital locations may make it difficult for us to obtain additional L-band spectrum allocations we require for our forecasted requirements. In the future, we may not be able to co-ordinate our satellite operations successfully under international telecommunications regulations and we may not be able to obtain or retain the spectrum and orbital resources we require to provide our existing or future services.

Risks Relating to the Senior Notes

We require a significant amount of cash to make payments on the Senior Notes and to service our debt. Our ability to generate sufficient cash depends on a number of factors, many of which are beyond our control.

Our ability to make payments on and to refinance our debt will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors.”

Historically, we have met our debt service and other cash requirements with cash flows from operations, bank overdrafts and, more recently, our medium-term revolving facility. Our net cash interest expense for the year ended December 31, 2005 was US$66.6 million (which amount excludes, among others, non-cash accretion of principal on the subordinated intercompany shareholder funding loan). In addition, the principal amount of our total long-term consolidated debt (including US$649.1 million principal amount of intercompany shareholder funding loan) as of December 31, 2005 was US$1,209.5 million. Our business might not generate sufficient cash flows from operating activities, and future debt and equity financing might not be available to us, in an amount sufficient to enable us to pay our debts when due, including the Senior Notes, or to fund our other liquidity needs. See Item 5: “Operating and Financial Review and Prospects.”

If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

•	reduce or delay our business activities, capital expenditures and research and development;

•	sell assets;

•	obtain additional debt or equity capital; or

•	restructure or refinance all or a portion of our debt, on or before maturity.

We might not be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt, and the terms of the indenture governing the Senior Notes, will limit our ability to pursue any of these alternatives. If we obtain additional debt financing, the related risks we now face will increase.

The issuer and Inmarsat Investments Limited must rely on payments from Inmarsat Ventures Limited and its subsidiaries to fund payments on the Senior Notes and Inmarsat Ventures Limited and its subsidiaries might not be able to make payments to us in some circumstances.

The issuer is a finance subsidiary that conducts no business operations, and its only assets following the offering of the Senior Notes will be the subordinated intercompany Senior Note proceeds loan. If Inmarsat Investments Limited were to fail to make scheduled payments on the subordinated intercompany Senior Note proceeds loan, we do not expect the issuer to have any other sources of funds that would allow it to make payments to you.

Payments on the subordinated intercompany Senior Note proceeds loan are restricted by the intercreditor agreement which, in general, precludes payments of principal on the loans but permits interest payments (although interest payments are subject to suspension during an event of default under the Senior Facility Agreement ).

Furthermore, Inmarsat Investments Limited is a holding company and does not directly conduct any business operations. Inmarsat Investments Limited’s only significant asset is the shares it holds in Inmarsat Ventures Limited. We do not expect Inmarsat Investments Limited to have any sources of funds that would allow Inmarsat Investments Limited to make payments to the issuer on the subordinated intercompany Senior Note proceeds loan or to otherwise make distributions to the issuer, other than funds lawfully distributed by operating subsidiaries of Inmarsat Investments Limited.

You will not have any direct claim on the cash flows of Inmarsat Investments Limited’s operating subsidiaries that are not subsidiary guarantors and any such subsidiaries will have no obligation, contingent or otherwise, to pay amounts due under the Senior Notes or the subordinated intercompany Senior Note proceeds loan or to make funds available to the issuer or Inmarsat Investments Limited for these payments.

Each subsidiary guarantee of the Senior Notes will not mature or be payable until certain events have occurred, and will be subordinated in right of payment to the senior debt of such subsidiary guarantor.

Each subsidiary guarantee:

•	is a general obligation of the subsidiary guarantor;

•	ranks below all existing and future senior debt of such subsidiary guarantor in right of payment;

•	ranks equally with any future senior subordinated debt of such subsidiary guarantor in right of payment; and

•	is unsecured (except for the second-ranking charge over the shares of Inmarsat Ventures Limited, granted by Inmarsat Investments Limited).

The subsidiary guarantees will not be due and payable unless: (i) an event of default arising out of the failure to pay any amount under the Senior Notes or any related document occurs and is continuing and (ii) either (A) 179 days has elapsed since the date of the default or (B) if earlier, (1) certain insolvency events occur in respect of the relevant subsidiary guarantor, (2) a default has occurred under the Senior Facility Agreement resulting in the acceleration of that Senior Facility Agreement or (3) the lenders under the Senior Facility Agreement have taken certain steps to enforce the Senior Facility Agreement.

All payments on the subsidiary guarantee of a subsidiary guarantor will be permanently blocked following a payment event of default with respect to any senior debt, and will be blocked for 179 days following certain non-payment defaults with respect to the designated senior debt, including the Senior Facility Agreement.

Upon any distribution to creditors of a subsidiary guarantor in an insolvency, bankruptcy or similar proceeding, the holders of senior debt of the relevant subsidiary guarantor will be entitled to full repayment before the beneficiaries of the subsidiary guarantor’s subsidiary guarantee will be entitled to any repayment. As a result, there is a risk that holders of Senior Notes and the subsidiary guarantees may receive relatively less in an insolvency, bankruptcy or similar proceeding of the subsidiary guarantors than the holders of senior debt of the subsidiary guarantors, including the lenders under our Senior Facility Agreement.

The indenture will permit the trustee to enter into future intercreditor arrangements (without the consent of the holders of Senior Notes) on terms substantially the same as the existing intercreditor agreement in favor of future holders of designated senior debt.

As of December 31, 2005, the aggregate amount of senior debt of the subsidiary guarantors (including borrowings under our Senior Facility Agreement) was US$250.0 million. In addition we have a further US$300.0 million Revolving Committed Facility available and undrawn under the Senior Facility Agreement.

Your right to enforce the second-ranking charge over the shares of Inmarsat Ventures Limited and the security over the subordinated intercompany Senior Note proceeds loan are limited as long as any debt under the Senior Facility Agreement is outstanding.

The second-ranking charge over the shares of Inmarsat Ventures Limited in favor of the noteholders will rank behind the first priority charge in favor of the senior lenders under our Senior Facility Agreement. As a result, the proceeds of any enforcement over the shares will be applied first to repay the Senior Facility Agreement, and thereafter to repay the Senior Notes. In addition, the existing intercreditor deed provides that while any amounts are outstanding under the Senior Facility Agreement, the holders of the Senior Notes may not enforce their security over the shares of Inmarsat Ventures Limited or the subordinated intercompany Senior Note proceeds loan without the consent of a majority of the lenders under the Senior Facility Agreement, except as follows.

The second-ranking share charge cannot be enforced unless:

•	certain insolvency events in respect of the issuer, the guarantors, their material subsidiaries and certain of their holding companies are continuing; or

•	an event of default under the indenture has occurred and is continuing and: the senior agent has received a notice of the default, specifying the event or circumstances of that default, from the trustee acting on the instructions of the holders of more than 50% in principal amount of the outstanding Senior Notes; and a period of not less than 179 days has elapsed from the date that notice was given to the senior agent; and at such time, the senior lenders have taken no enforcement action (as defined in the intercreditor agreement) under the security documents in relation the senior lenders’ charge over the shares (or, they have taken such enforcement action but are not pursuing it diligently).

Until the date all obligations under the Senior Facility Agreement are repaid, the security agent will hold the share certificates in respect of the shares of Inmarsat Ventures Limited. The security agent has agreed to deliver the share certificates to the trustee once the second-ranking share charge becomes enforceable (in accordance with the terms of the Intercreditor Agreement), but if the security agent were not to deliver the share certificates in accordance with such undertaking, the trustee may not be able to sell the shares.

Until the foregoing events have occurred, the lenders and the agent under the Senior Facility Agreement will have the exclusive right to make all decisions with respect to the enforcement of the charge over the shares of Inmarsat Ventures Limited. Our senior lenders may have interests that are different from the interests of holders of the Senior Notes, and they may elect not to pursue their remedies under the share charge at a time when it would be advantageous for the holders of the Senior Notes to do so.

The pledge of the subordinated intercompany Senior Note proceeds loan cannot be enforced unless:

•	certain insolvency events in respect of the issuer, the guarantors, their material subsidiaries and certain of their holding companies are continuing; or

•	an event of default under the indenture has occurred and is continuing and: the senior agent has received a notice of the default from the trustee specifying the event or circumstances of that default; and a period of not less than 179 days has elapsed from the date that notice was given to the senior agent.

The subordinated intercompany Senior Note proceeds loan are subordinated in right of payment to all of the senior debt of Inmarsat Investments Limited, and are subject to standstill provisions.

In accordance with the provisions of the intercreditor agreement, so long as any borrowings or commitments remain outstanding under the Senior Facility Agreement, Inmarsat Investments Limited may not make any payments on the subordinated intercompany Senior Note proceeds loans other than interest, fees or expenses thereon.

In addition, all payments in respect of the subordinated intercompany Senior Note proceeds loans will be permanently blocked in the event of a payment default with respect to “senior debt” and will be blocked for 179 days in the event of certain non-payment defaults with respect to “designated senior debt”.

Furthermore, no enforcement action under the subordinated intercompany Senior Note proceeds loans may be taken unless:

•	certain insolvency events in respect of the issuer, the guarantors, their material subsidiaries and certain of their holding companies are continuing; or

•	an event of default under the indenture governing the Senior Notes has occurred and 179 days have elapsed since notice has been given to the agent under the Senior Facility Agreement concerning such event of default.

Finally, upon any distribution to creditors of Inmarsat Investments Limited in a winding-up, dissolution, administration, reorganization, composition, receivership or similar proceeding, the holders of “senior debt” of Inmarsat Investments Limited will be entitled to be paid in full before any payment may be made with respect to the subordinated intercompany Senior Note proceeds loans. As a result, holders of Senior Notes may receive less, ratably, in an insolvency, bankruptcy or similar proceeding than the holders of senior debt of Inmarsat Investments Limited, including the lenders under our Senior Facility Agreement.

The indenture permits the trustee to accede to similar intercreditor arrangements (without the consent of the holders of the Senior Notes) in favor of future holders of designated senior debt.

We are subject to restrictive debt covenants.

The Senior Facility Agreement, as well as the indentures governing the Senior Notes, contain provisions that may restrict our ability and the ability of our subsidiaries to take certain actions.

The Senior Facility Agreement contains negative covenants that restrict or prohibit our direct subsidiary Inmarsat Investments Limited and its subsidiaries (subject to certain agreed exceptions) from:

•	merging or consolidating with or into any other person;

•	materially changing the general nature of their business;

•	selling, transferring, leasing or otherwise disposing of any of their assets;

•	creating security interests over any part of their assets, save (among other things) to secure the Senior Notes as permitted under the intercreditor agreement;

•	entering into any contract or arrangement unless it is on arms’ length terms;

•	conducting certain acquisitions or investments, or entering into joint ventures or partnerships;

•	incurring or having outstanding certain borrowings, guarantees, indemnities, loans or letters of credit;

•	making any repayment of principal under the indentures related to the Senior Notes and related documents, except as permitted by the intercreditor agreement.

In addition, the indentures governing the Senior Notes contain covenants that restrict our ability and the ability of our subsidiaries to:

•	make certain payments, including dividends or other distributions, with respect to the share capital of the parent or its subsidiaries;

•	incur or guarantee additional indebtedness and issue preferred stock;

•	make certain investments;

•	prepay or redeem subordinated debt or equity;

•	create certain liens or enter into sale and leaseback transactions;

•	engage in certain transactions with affiliates;

•	sell assets or consolidate or merge with or into other companies;

•	issue or sell share capital of certain subsidiaries; and

•	enter into other lines of business.

Each of these limitations is subject to exceptions and qualifications which may be important.

We are subject to English and with respect to Inmarsat Launch Company Limited, Isle of Man insolvency laws, which pose particular risks for holders of the Senior Notes.

The obligors in respect of the Senior Notes and the guarantees are incorporated, have their registered offices and conduct the administration of their respective businesses on a regular basis, in England (other than Inmarsat Launch Company Limited). Any insolvency proceeding in respect of any English-incorporated issuer or any English incorporated guarantor would most likely be commenced in England and based on English insolvency law. English insolvency laws are favorable to secured creditors, and afford debtors and unsecured creditors only limited protection from enforcement by secured creditors.

The lenders under the Senior Facility Agreement have the benefit of a first fixed charge over the entire ordinary issued share capital of Inmarsat Ventures Limited. In addition, the indenture permits us and our restricted subsidiaries to incur other secured debt in the future.

Under English insolvency law, the liquidator or administrator of a company may, among other things, apply to the court to unwind a transaction entered into by such company, if such company were unable to pay its debts (as defined in Section 123 of the UK Insolvency Act 1986) at the time of, or as a result of, the transaction and enters into liquidation or administration proceedings within two years of the completion of the transaction.

A transaction might be subject to a challenge (pursuant to Section 238 of the UK Insolvency Act 1986) if it was entered into by a company “at an undervalue,” that is, it involved a gift by the company, or the company received consideration of significantly less value than the benefit given by such company. A court generally will not intervene if a company entered into a transaction in good faith for the purpose of carrying on its business, and that at the time it did so there were reasonable grounds for believing the transaction would benefit such company. A liquidator or administrator of Inmarsat Group Limited could also apply to the court to unwind the issuance of its guarantee if such liquidator or administrator believed that issuance of such guarantee constituted a transaction at an undervalue. The analysis of such a claim would generally be the same as set out above in relation to our issuance of the Senior Notes.

A transaction, such as a refinancing of indebtedness, might also be subject to challenge (pursuant to Section 239 of the UK Insolvency Act 1986) if the transaction were to create a “preference” for one creditor over another. A “preference” is created in a transaction in which a company takes any action, or allows any action to be taken, which has the effect of putting a creditor in a better position, relative to other creditors, than it would have been in had the transaction not occurred. Such a transaction can be voidable in the event that the company was (i) unable to pay its debts as described in the paragraph above and (ii) influenced by a desire to create such a preference. In cases where an affiliate receives such a preference, such a desire is presumed.

In respect of Inmarsat Launch Company Limited, the principles which underpin Isle of Man insolvency law are substantially the same as those which underpin English insolvency law. Therefore, the foregoing analysis in relation to the English-incorporated guarantors is broadly correct in terms of the Manx-incorporated guarantor. Isle of Man statute has no direct equivalent in Section 238 of the UK Insolvency Act 1986; however, the common law of the Isle of Man recognizes that a transaction entered into at an undervalue in relation to a Manx-incorporated company may, in certain cases, be open to examination.

In certain circumstances we may have to withhold tax from payments.

We may be obliged to withhold UK income tax from payments of interest on the Senior Notes, unless, among other things, the Senior Notes are and remain listed on a stock exchange that is treated by the UK Inland Revenue as a recognized stock exchange for the purposes of the relevant UK tax legislation. The Luxembourg Stock Exchange, upon which the Senior Notes are currently listed, is treated as a recognized stock exchange for these purposes.

Under the indenture, any payments we make on or with respect to the Senior Notes will be made without withholding or deduction for UK taxes unless required by law. Our failure to maintain a listing on a stock exchange treated by the UK Inland Revenue as a recognized stock exchange could result in a withholding or deduction of UK tax being required from payments of interest made in respect of the Senior Notes. If any such withholding or deduction is required, we may be required to pay additional amounts to holders of Senior Notes in respect of amounts withheld. The payment of those additional amounts could have a material adverse effect on our financial condition or results of operations, as it will effectively increase our obligations under the Senior Notes .

On June 3, 2003, the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by member states from July 1, 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive, each member state will be required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other member state; however, Belgium, Luxembourg and Austria may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by member states and to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments. There is be a paying agent for the Senior Notes in Luxembourg and the United States. Where any obligation to withhold tax in respect of payments made under or with respect to the Senior Notes or the guarantee to an individual arises as a result of this EU directive, we will not have an obligation to pay any additional amounts.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

We began operating in 1979 as an international governmental organization formed pursuant to the Convention on the International Maritime Satellite Organization. Our original purpose was to provide the satellite capacity necessary to improve maritime communications, with a particular emphasis on distress and safety communications in the maritime sector. Under that convention, we were required to operate on a commercial basis and to provide a return on the capital contributed to our business. In April 1999, we completed the transition to a private company.

Inmarsat Group Limited (the “Company”), a limited liability company organized and existing under the laws of England and Wales, was incorporated on September 3, 2003 with head office at 99 City Road, London EC1Y 1AX, United Kingdom (telephone +44 (0)20 7728 1000). The Company was incorporated as Grapedrive Limited and changed its name to Inmarsat Group Limited on January 6, 2004.

Initial Public Offering (IPO) of Inmarsat plc (ultimate parent company) and Admission to the London Stock Exchange

Inmarsat plc (the ultimate parent company) successfully listed as a public company on the London Stock Exchange on June 22, 2005 raising approximately US$670 million of gross primary proceeds on admission with the issue of 150 million shares at a nominal value of €0.0005 and a price of £2.45 per share. The Company incurred approximately US$33 million of underwriting and other associated costs.

The proceeds, in conjunction with surplus cash on the balance sheet at June 22, 2005 and a US$250 million term loan under the New Senior Credit Facility, have been used to repay borrowings under the Previous Senior Credit Facility of US$728.0 million. On July 22, 2005 the Group redeemed 35% of the 7 5/8 Senior Notes 2012 including accrued interest and redemption premium totaling US$184.9 million. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Inmarsat Group Limited issued 610,879,483 of ordinary shares of €0.0005 each, for a cash consideration of US$312.0 million to Inmarsat Holdings Limited (US$311.6 million share premium) with effect from the IPO on June 22, 2005.

BUSINESS OVERVIEW

We are the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide through our global satellite and ground infrastructure network. We have over 27 years of experience in designing, launching and operating our satellite-based network and developing innovative services for end-users. From our fleet of ten owned and operated geostationary satellites, we provide a wide range of data and voice services, including telephony, fax, video, email and high-speed intranet and internet access. End-users of our services operate at sea, on land and in the air, and include government entities such as the US Department of Defense and the UK Ministry of Defense, shipping companies such as Maersk, energy companies such as Shell, media companies such as CNN and the BBC, airlines such as British Airways, and international aid organizations such as the International Red Cross. Our revenues, operating profit and EBITDA under International Financial Reporting Standards for 2005 were US$491.1 million, US$209.8 million and US$317.4 million, respectively.

During 2005, the maritime, land, leasing and aeronautical sectors of our business accounted for 54%, 25%, 12% and 5% of our total consolidated revenues, respectively. Currently, our services are available at transmission rates of up to 128 kbps via our Inmarsat-2 and Inmarsat-3 network of satellites. Our Regional Broadband Global Area Network (“R-BGAN”) service, of up to 144 kbps and our Broadband Global Area Network (“BGAN”) service to the land sector of up to 492 kbps, are provided via our Inmarsat-4 satellites. Our BGAN services allow us to support a range of sophisticated higher bandwidth services, including internet access, videoconferencing, local area network access and cost competitive voice telephony. Our BGAN services have the same characteristics our end-users have historically enjoyed, including reliability, ease of use and security, and are supported by terminals that are smaller, more portable and cheaper than the terminals used to access our other services.

We have a successful launch and operating record, and have never experienced a satellite failure either upon launch or in orbit. Our current fleet of satellites includes three Inmarsat-2 satellites, launched in the early 1990s, five Inmarsat-3 satellites, launched between 1996 and 1998, and two next-generation Inmarsat-4 satellites, launched in March 2005 and November 2005 respectively. Our Inmarsat-2 satellites have remained in commercial operation beyond their original design lives and Inmarsat-3 satellites are expected to also. We currently expect that the last of our Inmarsat-2 satellites will cease commercial operation in approximately 2010, and that the last of our Inmarsat-3 satellites will cease commercial operation in approximately 2014.

The first Inmarsat-4 satellite was launched in March 2005 and began commercial service in the second quarter of 2005 as the primary satellite in the Indian Ocean region supporting our R-BGAN service, which was previously provided over satellite capacity we leased from Thuraya. The second Inmarsat-4 satellite was launched in November 2005 and began commercial services in the first quarter of 2006 as the primary satellite in the Atlantic Ocean region. The Inmarsat-4 satellites will extend the commercial life of our satellite fleet to around 2020, and will serve as the platform for the introduction of our BGAN services. Following deployment of the second Inmarsat-4 satellite, BGAN services are now available to approximately 85% of the earth’s landmass, covering approximately 98% of the world’s population. With the eventual launch of our third Inmarsat-4 satellite, the timing of which will depend on market demand, our coverage will extend across the whole of the Pacific Ocean region and result in full global coverage by our Inmarsat-4 fleet. Each of our Inmarsat-4 satellites is up to 60 times more powerful and has up to 16 times more communications capacity than an Inmarsat-3 satellite.

We sell our mobile satellite communications services on a wholesale on-demand basis via a well-established, global network of distribution partners, who provide our services to end-users, either directly or indirectly through service providers. Our global network of distribution partners and approximately 444 service providers in approximately 180 countries on six continents provide our services to end-users worldwide. Our distribution partners are affiliated with some of the largest communications companies in the world, including BT, France Telecom, KDDI, Singtel and Telenor and also include other significant independent distribution partners, such as Stratos Global. We have targeted new distribution partners to distribute our BGAN services either directly to end-users or through service providers. Pursuant to our Distribution Agreements, we charge our distribution partners wholesale rates, based on duration or volume of data transmitted according to the types of services they distribute to end-users, subject to annual volume discount arrangements.

In addition, third parties, such as the US Navy, lease mobile satellite communication services capacity from us through our distribution partners.

The following tables sets forth the breakdown of revenue by business sector in dollar terms and as a percentage of total consolidated revenues for the periods indicated:

	2004	2005
	(US$ in millions)
Maritime	251.4	267.1
Land	133.7	121.8
Aeronautical	16.9	22.7
Leasing (including Navigation)	56.9	60.9

Total mobile satellite communications services	458.9	472.5
Other subsidiary revenues	14.9	11.9
Other income	6.9	6.7

Total consolidated revenues	480.7	491.1

	2004	2005
	(percentage)
Maritime	52.3%	54.4%
Land	27.8%	24.8%
Aeronautical	3.6%	4.6%
Leasing (including Navigation)	11.8%	12.4%

Total mobile satellite communications services	95.5%	96.2%
Other subsidiary revenues	3.1%	2.4%
Other income	1.4%	1.4%

Total consolidated revenues	100.0%	100.0%

Geographical Markets

The Group operates in one business segment, the supply of mobile satellite communication services. Within this one business class, we operate in the maritime, land, aeronautical and leasing sectors. Our management evaluates the performance of all four sectors as a unified whole. The performance of all business sectors is viewed as a single segment by the decision-makers of the Group.

We allocate revenues geographically based on the location of our distribution partners, whom we bill for mobile satellite communication services. These distribution partners sell services directly or indirectly to end-users, who may be located elsewhere. It is not possible for us to provide the geographical distribution of end-users, as we do not contract directly with them.

	2004	2005
	(US$ in millions)
Europe	233.7	237.9
North America	151.0	154.1
Asia Pacific	76.3	85.6
Rest of the world	19.7	13.5

Total revenues	480.7	491.1

Our Services and End-Users

Our principal services are mobile satellite communication services, which in 2005 accounted for approximately 96% of our revenue.

Mobile Satellite Communications Services

End-users use our mobile satellite communications services at sea, on land and in the air. We provide mobile data and voice services on a wholesale, on-demand basis through user terminals that vary based on bandwidth capability, size, mobility, and cost and lease capacity. Some of our services are available only in specified sectors (e.g., maritime-only applications), while others are available across a number of market sectors.

In 1982, we introduced our first service, Inmarsat A, an analogue voice and low-speed data product focused initially on the maritime sector. Since 1982, we have introduced a series of digital data and voice products that have helped consolidate our position in the maritime sector, facilitated our entry into the land and aeronautical sectors and added increasingly high-speed data products to our portfolio.

We began to introduce our next-generation services based on higher bandwidth, which support applications requiring significantly higher data transmission rates. In the fourth quarter of 2002, we introduced R-BGAN, our first next-generation product using satellite capacity we leased from Thuraya until July 2005. R-BGAN is available in approximately 150 countries across Europe, the Middle East, the Indian sub-continent, Africa and much of South East Asia and Asia Pacific. R-BGAN offers packet-based data services at transmission rates of up to 144 kbps. Our existing R-BGAN terminals facilitated the migration from the Thuraya satellite to our Inmarsat-4 satellite in July 2005, through a simple software download by the end-user and a polarity switch on the terminal. In light of the successful launch of our first Inmarsat-4 satellite in March 2005, the migration of all R-BGAN traffic to our first Inmarsat-4 satellite was completed in July 2005 and the Thuraya lease was subsequently terminated. For more information on our R-BGAN terminals, see “—Our Services and End-users—End-user Terminals” below. Now that our BGAN service has commenced from December 2005, we expect our R-BGAN customers to transition to our BGAN services over time.

Our BGAN and Other Next-generation Services

BGAN

The broadband capability offered by our Inmarsat-4 satellites allows us to introduce a new generation of mobile satellite communications services. Our BGAN service is the first such service which we introduced in December 2005, and initially is targeting the land sector. BGAN offers end-users secure, reliable broadband for high-speed data applications. The service will support data transmission rates of up to 492 kbps, similar to, and in some cases higher than, the transmission rates planned for third generation terrestrial wireless networks, with the option of 64 kbps ISDN or QoS IP streaming at 32, 64, 128 or 256 kbps. Applications for BGAN include office applications (VPN and LAN), large file transfer, video store-and-forward, video live broadcast, video conferencing and high-quality, price-competitive voice telephony. BGAN will also support phone services such as SMS, call waiting, call forwarding and voicemail. The successful deployment of our second Inmarsat-4 satellite means that we are able to offer high-bandwidth BGAN services covering approximately 85% of the earth’s land mass, covering approximately 98% of the world’s population.

Other Next-generation Services

We are developing next-generation services for the aeronautical and maritime sectors, under the SwiftBroadband and FleetBroadband brands. Our SwiftBroadband and FleetBroadband services will be accessed by end-users through dedicated terminals specifically designed for use in flight and at sea, respectively.

Maritime End Users

We are the leading global provider of mobile satellite communications services to the maritime sector. During 2005, the maritime sector represented 54.4% of our total revenues, of which approximately 38.2% was generated by voice services and 61.8% was generated by data services.

End-users of our services in the maritime sector include companies engaged in merchant shipping, passenger transport, fishing, energy and leisure, as well as government and maritime patrol organizations (such as navies and coast guards). Merchant shipping accounts for the bulk of our maritime revenues, as those ships spend the majority of their time at sea away from coastal areas and out of reach of terrestrial communication services.

Maritime end-users utilize our satellite communications services for the following:

•	Data and information applications. Ships’ crews and passengers use our services to send and receive email and data files, and to receive other information services such as electronic newspapers, weather reports, emergency bulletins and electronic chart and their updates. The new data speeds we now offer allows video conference applications to work over the premium services which enables video conference calling from any ocean region around the world.

•	Vessel management, procurement and asset tracking. Shipping operators use our services to manage inventory on board ships and to transmit data, such as course, speed and fuel stock. Our services can be integrated with a global positioning system to provide a position reporting capability. Many fishing vessels are required to carry terminals using our services to monitor catches and to ensure compliance with geographic fishing restrictions. Furthermore, new security regulations in certain jurisdictions are expected to require tracking of merchant vessels in territorial waters.

•	Voice services for passengers and crew. The majority of maritime sector end-users use our services for voice calls. Merchant shipping operators increasingly use our services to provide prepaid phone cards and or payphones for crew use with preferential rates during off peak times during the day.

With respect to existing services, we provide the following products to the maritime sector: Inmarsat A, Inmarsat B, Inmarsat C, mini-C, Inmarsat D+, Inmarsat M, mini-M, Fleet F33, Fleet F55, Fleet F77 and Fleet F77 128K and leases. These products offer voice service and data transmission rates ranging from 600 bps to 128 kbps.

Our Inmarsat A product is an analogue service, which offers voice and lower speed data transmission rates of between 9.6 and up to 64 kbps in some circumstances. It supports a range of services including fax, telex, email, text messaging, telemetry, position reporting and distress services. We have notified end-users of our intent to cease supporting Inmarsat A in 2007.

The remainder of our maritime services are digital, and typically offer higher speed data transmission rates designed to meet increasing demand from shipping enterprises for cost-effective services and a broader range of applications, such as email and internet and intranet access. We also expect that access to competitive voice and reliable high-speed data services will become increasingly important to passengers and crew on ships who wish to maintain links with shore.

In addition to our commercial activities, we provide GMDSS safety services to the maritime sector. Ships in distress use our safety services to alert a maritime rescue co-ordination centre of their situation and position. The rescue co-ordination centre then uses our services to co-ordinate rescue efforts among ships in the area. The IMO requires all cargo vessels over 300 gross tons and all passenger vessels, irrespective of size, that travel in international waters to carry distress and safety terminals that use our services. European Union regulation requires EU-registered fishing vessels longer than 16 meters, to carry terminals for the purpose of positional reporting of those vessels. Typically, our maritime terminals support our commercial services as well as our GMDSS services, which are not revenue generating. We are currently recognized by the IMO as the sole provider of the satellite communications services required for GMDSS.

The IMO may in the future allow other satellite communications service providers that meet the requisite safety service requirements to provide the services required for GMDSS.

Land-Based End-users

We are the leading global provider of mobile satellite communications services to the land sector, providing services to areas not served by existing terrestrial communications networks. We believe that increasing workforce mobility and widespread demand for mobile communications devices capable of delivering higher data rates should contribute to increasing demand for our land-based data services by enterprise-level users operating outside the coverage of terrestrial networks.

During 2005, the land sector represented 24.8% of our total revenues, of which voice services generated approximately 19.4% and data services generated approximately 80.6%.

Military and government agencies constitute the largest end-users in the land sector and, similar to maritime end-users, demand reliable, high quality service. In addition to military and government users, aid organizations, media, construction, energy and transport companies utilize our services. Global security concerns, such as the recent conflicts and peacekeeping events in Afghanistan and Iraq and in response to natural disasters, continue to increase demand for our user terminals and services.

Our land-based end-users utilize our satellite communications services for:

•	Voice, data and videophone. Media companies and multinational corporations use our services for video conferencing, business telephony and to provide pay telephony services for employees in communities inadequately served by terrestrial networks. Media organizations transmit live broadcast quality voice, live videophone and store-and-forward video footage and still images using our services.

•	Mobile and remote office connectivity. A variety of enterprises use our services to access data, email, digital images, internet and corporate network connections.

•	Vehicle and facilities management. Our services are used to monitor the location of transport fleets and to conduct two-way communications with drivers. Governments and multinational corporations use our services to run applications that enable the remote operation of facilities such as lighthouses and oil pipelines.

We offer both data and voice services to land sector end-users. Other than R-BGAN and BGAN, all of our existing land services are available globally (excluding polar regions).

With respect to existing services, we provide the following products to the land sector: Inmarsat A, Inmarsat B, Inmarsat C, Inmarsat D+, Inmarsat M, Mini-M, GAN, R-BGAN and BGAN. These products offer data transmission rates ranging from 600 bps to 492 kbps (or higher, where multiple terminals are bonded).

Higher speed versions of our Inmarsat A and B service offer data transmission rates up to 64 kbps and our GAN service up to 256 kbps by combining channels; a rate higher than that available over most existing terrestrial wireless networks. Our GAN service offers a seamless extension for corporate networks for email, internet access, remote office connectivity and document transfer. Our mobile packet data service, for which end-users pay by the volume of data received and transmitted, rather than by the amount of time that they are on a call, further enhances our GAN service by supporting IP standards. This facilitates more cost-effective services and a wider variety of applications.

BGAN services commenced commercial services over the Inmarsat-4 F1 in December 2005 offering data rates up to 492 kbps. BGAN takes Inmarsat to the next level as an ongoing pioneer of global satellite communications. BGAN supports IP data services as well as traditional circuit switched data and voice, simultaneously via small, lightweight terminals that are easy to set up and simple to use. Furthermore BGAN is the first mobile communications service to offer guaranteed data rates on demand (‘streaming’).

Aeronautical End-users

We are the leading global provider of mobile satellite communications services to the aeronautical sector. During 2005, the aeronautical sector represented 4.6% of our total revenues. In the aeronautical sector, our satellite communications services are used principally by commercial airlines and corporate jets, as well as governmental end-users. Currently, our terminals are installed in approximately 80% of all long-haul commercial aircraft for navigation and air-traffic control purposes.

Aeronautical end-users utilize our satellite communications services for:

•	Air traffic control communications (“safety services”). Aircraft crew and air traffic controllers use our services for data and voice transmission to communicate between the flight deck or avionics and ground based control facilities. This includes the automatic reporting of an aircraft’s position, and controller—pilot data link communication for clearance and information services. For example, users co-ordinate revisions of flight plans en route and transmit aircraft systems’ data to the ground.

•	Aeronautical operational communications. Aircraft crew and airline ground operations use our services for air-to-ground telephony and data communications. For example, users transmit aircraft systems’ “mission critical” condition data to the ground.

•	Aeronautical passenger communications. Aircraft passengers use our services for air-to-ground telephony, fax services and data communications.

With respect to existing services, we provide Inmarsat C, Inmarsat Aero H/H+, I, L, Mini M and Swift64 to the aeronautical sector. These products offer data transmission rates ranging from 600 bps to 64 kbps.

Consistent with our strategy to introduce higher-speed data services across all of our sectors, in 2002 we introduced Swift64, which transmits data and voice at 64 kbps (or up to 256 kilobits by combining channels). Corporate jets and government aircraft are the most significant users of this service, with growing demand from the civil aviation market.

We are currently the only satellite communications provider that complies with ICAO’s standards for the provision of aeronautical safety services, such as air traffic management and aircraft operational control. In some Pacific regions, approximately 90% of the aircraft use our satellite system for safety service applications. In the North Atlantic region, which introduced data link safety services more recently, approximately 35% of flights use our satellite system for aeronautical safety services.

End-user Terminals

Our data and voice services are provided over a range of communications terminals with different bandwidth capabilities, size, mobility and cost. Some of these terminals also provide maritime and air safety services. As size and portability are not as critical for maritime and aeronautical based users, the terminals available to these users are often larger, more expensive and satisfy the users’ requirements for stabilization and more stringent pointing capabilities (rather than portability). Other services and terminals, such as devices used for tracking and messaging, are also available.

Specialized third parties manufacture our user terminals and, except in the case of R-BGAN terminals, sell them to end-users directly or via their own independent sales channels, as do our distribution partners and service providers. In the case of end-user terminals for our R-BGAN services, we sell these terminals directly to our distribution partners. We establish the performance specifications of all terminals used to access our services with the terminal manufacturers. This helps us to ensure that our service quality objectives are met.

Our R-BGAN terminals are designed to provide access via our Inmarsat-4 satellites. BGAN terminals use the same Subscriber Identity Module cards as are used by R-BGAN and terrestrial wireless terminals. This inter-operability will enable distribution partners and service providers to deliver a single bill to users for both their mobile satellite and terrestrial communications services, subject to the establishment of appropriate roaming agreements.

Thrane & Thrane, Nera SatCom and Hughes Network Systems have developed terminals to access our newly introduced BGAN service. These manufacturers offer BGAN terminals for sale to end-users through their respective networks following the launch of our next-generation BGAN services. We have not entered, and do not plan to enter, into any purchase commitments for BGAN terminals. We are also discussing the design of terminals to access other next-generation services with our manufacturing partners. Thrane & Thrane, Nera SatCom, EMS and JRC all provide terminals for our existing services and HNS manufacture R-BGAN terminals.

Leasing

We lease capacity on our Inmarsat-2 and Inmarsat-3 satellites to distribution partners who provide the capacity to end-users. We also expect to lease capacity on our Inmarsat-4 satellites. Typically, our capacity leases are short term, with terms up to one year, although they can be as long as five years. The US Navy is the principal end-user of leased capacity on our satellites. We also lease specialized satellite navigation transponders on our Inmarsat-3 satellites primarily for the provision of navigation services to US and European civil aviation organizations, for up to five years. For 2005, total leasing revenues represented 12% of our total revenues.

Distribution

Existing Services

Our relationship with distribution partners for our existing services (other than R-BGAN and BGAN) is governed by distribution agreements, which took effect from April 15, 2004. All of our distribution partners apart from those previously who had signed a R-BGAN Distribution Agreement are required to execute a commercial framework agreement and at least one distribution agreement. For existing services under these agreements:

•	we do not set the prices end-users pay for our services;

•	we cannot contract with end-users of our services;

•	with respect to our existing demand-assigned and lease services (but excluding R-BGAN and BGAN) and with very few exceptions, we can only have a direct contractual relationship with companies (whether distribution partners or other entities) that operate Land Earth Stations. With respect to our R-BGAN, BGAN and lease services under the Inmarsat-4 narrow spot beams, this arrangement has changed, as we may contract with other distribution partners and we will handle the landing of all traffic relating to these services from our own Satellite Access Stations; and

•	we have agreed wholesale prices and volume-based discounts for most of our existing services until at least December 31, 2008. For more information, see “Item 5: Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effect of volume discounts under our commercial framework agreement and new master distribution agreement”.

Next-generation Services

We distribute our R-BGAN services and our BGAN services through certain of our existing distribution partners (who include R-BGAN and BGAN services, in their suite of Inmarsat services which they offer to end-users), as well as through new distribution partners who focus exclusively on our R-BGAN and BGAN services. To date, we have entered into R-BGAN distribution agreements with 15 distribution partners, of whom eight are new distribution partners. We have also entered into BGAN distribution agreements with 10 distribution partners for our BGAN services.

This smaller group of distribution partners has been selected on the basis of strength to deliver our BGAN service to key end-user markets, including media and energy industries, and distribution partners’ willingness to invest significant resources to collaborate with us in the development and marketing of our BGAN services.

Under the Distribution Agreements in respect of our next-generation R-BGAN and BGAN services:

•	we do not set the prices end-users pay for our services;

•	we cannot contract with end-users of our services;

•	we may appoint new distributors (who are not existing distribution partners) in accordance with agreed selection criteria related to the capability, stability, liquidity and performance of those distributors; and

•	we have agreed to volume-based discounts for our next-generation services until at least December 31, 2008.

For more information on the Distribution Agreements, see “Item 10: Additional Information—Material Contracts.”

Sales and Marketing

Our sales and marketing organization is designed to reflect our strategy as a focused wholesaler, which is based on our extensive network of distribution partners and service providers. Our sales and marketing organization interacts closely with our distribution partners and certain service providers to support them in marketing our existing and new mobile satellite communication services services to end-users. We engage in limited targeted joint marketing activities with them to attract end-users to our services. At the same time, a key function of our sales and marketing organization is to gather, review and analyze end-user market intelligence as an important input as we define our business and product strategy.

Our sales and marketing organization pursues the following key objectives:

•	identify end-user segments, which are important to our business;

•	understand end-user needs as our existing services evolve further and we introduce new services;

•	develop and deliver the product and service propositions to meet these end-user needs;

•	create and deliver the marketing programmes and business development support to achieve our revenue goals;

•	manage the marketing mix—product lifecycle, pricing structure and levels, brand and communications;

•	enhance our relationships with distribution partners, which are key to the growth of our business;

•	identify and add new distribution partners to our distribution network for the roll-out of our new high-bandwidth services;

•	co-operate closely with our existing and new distribution partners to exploit growth opportunities; and

•	focus in particular on government end-users as a key growth segment for our business.

Our Network and Technology

Our Network

Our network is one of the largest satellite-based global mobile communications networks in the world. It comprises:

•	our fleet of 10 owned satellites in geostationary orbit;

•	land earth stations owned by our distribution partners, which transmit and receive our communications services to and from our satellites;

•	two satellite access stations each comprising 2 antennae, one of which transmits and receives our R-BGAN traffic to and from our satellite network and both of which transmit and receive our BGAN traffic to and from our satellite network; and

•	a range of wireline communications links to terrestrial communications networks, which are procured or provided by our distribution partners (except for BGAN devices).

Our network is supported by four prime and two back-up tracking, telemetry and control stations and four principal network co-ordination stations owned by third parties located at different points around the globe. Our network operations centre and satellite control centre are in London. These facilities are further supported by a fully redundant disaster recovery site elsewhere in the United Kingdom.

Our Satellites

The key characteristics of our existing and planned geostationary satellites are summarized in the following table.

Key characteristics	Inmarsat-2	Inmarsat-3	Inmarsat-4
Number of satellites	4 (3 in orbit/ 1 in process of being de-orbited)	5 (all in orbit)	2 in orbit 1 held as a ground spare

Coverage and spot beams	Global beam	Global beam and seven wide spot beams(1)	Global beam, 19 wide spot beams(1) and 200+ narrow spot beams(2)

Launch dates	October 1990 - April 1992	April 1996 - February 1998	F1 launched March 2005 F2 launched in November 2005 and F3 held as ground spare until market demand

Orbital position (on the equator)	143.5E, 98W, 109E	64E, 15.5W, 178E, 142W, 25E	64E, 53W, 178E

Geographic coverage	Global (other than extreme polar regions)	Global (other than extreme polar regions)	85% of the earth’s land mass(3)

Manufacturer	British Aerospace	Lockheed Martin	Astrium

Payload(4)	Hughes	Marconi	Astrium

Launch vehicle	Delta, Ariane	Atlas Centaur, Proton, Ariane	Atlas V (first launch) Sea Launch (second launch)

Cost (including launch insurance)	US$675 million	US$895 million	US$1.1 billion(5)

(1)	A wide spot beam has an average diameter of approximately 3,400 kilometres (2,100 miles), covering an area approximately the size of the continental United States.
(2)	A narrow spot beam has an average diameter of approximately 800 kilometres (500 miles), when pointed directly at the geographical regional immediately below the satellite (the “sub-satellite point”). This equates to an area approximately the size of Kenya. As the spot beam geographical coverage progressively moves away from the sub-satellite point, the geographical area covered by a narrow spot beam also progressively increases.
(3)	Excludes the extreme North Atlantic Ocean, most of the Pacific Ocean, Alaska and parts of Australia, Japan and the west coast of North America. Successful deployment of Inmarsat-4 F3 satellite will provide global coverage.
(4)	Payload refers to communications subsystem.
(5)	Based on our estimate of the costs to build three and launch and insure two Inmarsat-4 satellites. Excludes the development cost of building our two land earth stations and end-user terminals. We estimate that the total cost of our Inmarsat-4 programme, including our land earth stations and developing user terminals for our BGAN service, will be approximately US$1.5 billion.

Our Inmarsat-2 and Inmarsat-3 Satellites

Each of our Inmarsat-2 satellites and Inmarsat-3 satellites covers up to one third of the earth’s surface, giving our existing services (other than R-BGAN and BGAN) a global reach (except for the extreme polar regions).

Both our Inmarsat-2 and Inmarsat-3 satellites operate in orbits designed to minimise the number of manoeuvres required to maintain the satellites in their designated orbital locations. The satellites contain on-board fuel to support both regular position maintenance manoeuvres and possible relocations to new orbital locations. All manoeuvres consume on-board fuel and therefore reduce the remaining commercial life of a satellite. We have managed the manoeuvres of our satellites in order to optimize the usable life of our satellite fleet.

Our Inmarsat-4 next-generation Satellites

In May 2000, we entered into a contract with Astrium SAS for the development and construction of three next-generation Inmarsat-4 satellites. These satellites are designed to support high-bandwidth data services by incorporating higher-power transponders that can be focused into narrower beams than our earlier satellites. Each of our new Inmarsat-4 satellites has more than 200 narrow spot beams and 19 wide spot beams in addition to its global beam. The satellites also employ technology, that enables us to adjust the size, shape and power of spot beams to meet changing user demand. The design of the spot beams on our Inmarsat-4 satellites allows us to use the available spectrum more than 12 times more efficiently than is possible on our Inmarsat-3 satellites. Accordingly, each Inmarsat-4 satellite that is operational is 60 times more powerful than an Inmarsat-3 satellite (measured by maximum EIRP) on the narrowest spot beam, and each of our Inmarsat-4 satellites will be capable of providing approximately 16 times more communications capacity than each of our Inmarsat-3 satellites, based on estimates of forward and return data rates of GAN services on the Inmarsat-3 satellites and BGAN on our Inmarsat-4 satellites.

On March 11, 2005, we launched our first Inmarsat-4 satellite and on November 8, 2005 we launched our second Inmarsat-4 satellite. The initial orbital positions of these two satellites enable us to deliver BGAN services to approximately 85% of the earth’s land mass, covering approximately 98% of the earth’s population. Following the planned launch of our third Inmarsat-4 satellite, the timing of which will depend on market demand and launch vehicle availability, our coverage will extend across the Pacific Ocean region and result in full global coverage by our Inmarsat-4 fleet.

We have entered into two agreements one with Sea Launch Limited Partnership and the other with Lockheed Martin Commercial Launch Services, Inc to provide options for an additional launch for our third Inmarsat-4 satellite.

Ground Infrastructure

Ground Infrastructure for Inmarsat-2 and Inmarsat-3 Satellites

Our existing satellites receive and transmit our existing communications services through a network of land earth stations that are owned by our distribution partners. These land earth stations procure or provide the connections required to link our satellite system with terrestrial communications networks. Under the Distribution Agreements, we are restricted from owning or establishing land earth stations that access our existing services (other than R-BGAN and BGAN) except in limited circumstances.

Our satellites are controlled from our satellite control and network operations centre in London via tracking, telemetry and control ground stations situated in Canada, Italy, Norway, China and New Zealand. We expect to be operating a further ground station in Russia in the near future. We typically interrogate our satellites every 16 seconds to verify their performance across thousands of parameters. From our satellite control centre we manage each satellite’s on-board systems, maintain each satellite within its designated orbital location and monitor the performance data transmitted from each satellite, taking corrective actions as required. Our network co-ordination stations allocate channels among the land earth stations in their regions. Our satellite control centre, our six ground stations and our four principal network co-ordination stations are all connected by a variety of leased communications links.

Our operation and control infrastructure is designed to ensure that redundant facilities are available should components in our operation and control system fail. Most of our satellites can be controlled from two ground stations, and we have a fully redundant back-up control centre in England that mirrors the functionality of our primary satellite control and network operations centre in London. Over the three years ended December 31, 2005, our average network availability exceeded 99.99%.

Ground Infrastructure for Our Next-generation Satellites

Our Inmarsat-4 satellite system is supported by existing land earth stations with respect to the transmission and receipt of our existing services, following their migration from the Inmarsat-3 constellation to the Inmarsat-4 constellation.

We have built two Satellite Access Stations (“SASs”) to transmit and receive our next-generation BGAN services via the Indian Ocean Region and Atlantic Ocean Region (West) Inmarsat-4 satellites. The stations are located at Fucino in Italy and at Burum in the Netherlands each consists of two separate antennae and sufficient equipment to operate the BGAN services over one or both of the Inmarsat-4 satellites. These stations thus provide complete site redundancy in case of partial or total outage of one SAS station. We have entered into a contract with Telespazio S.p.A. to prepare and operate the Fucino SAS, and with Xantic, one of our existing distribution partners, for substantially similar services at the Burum SAS.

Billing

Our billing systems collect and process data relating to all communications services we provide over our satellite network.

For Existing and Evolved data and voice services based on circuit switched technology, and where capacity is provided on a demand-assigned basis, our charges for the service commence from the time that one of our network co-ordination stations assigns a channel (that is, when a signal is received by the network co-ordination station from one of our satellites) and end when the channel is released. We measure utilization to the nearest hundredth of a second. Services billed on this basis include all voice services and our Inmarsat A, Inmarsat B, Mini-M, Swift64, Fleet and GAN ISDN data services.

For data services based on packet-mode technology, and provided on a demand-assigned basis, we charge on a usage basis according to the volume of data transmitted. Examples of such services billed on this basis include R-BGAN, GAN Mobile Packet Data, Fleet Mobile Packet Data, Swift Mobile Packet Data, Inmarsat C and certain aeronautical data services.

We also provide dedicated leased capacity on all of our Inmarsat-2 satellites and certain of our Inmarsat-3 satellites for various services. We also lease specialized navigational transponders on our Inmarsat-3 satellites. Each lessee is charged a fixed fee based on the duration of the lease and the satellite capacity, measured by power and bandwidth, provided under it. The fee is calculated according to tariffs that we publish to our distribution partners and the availability of, and demand for, our leased services.

For capacity provided on a demand-assigned basis, our billing systems measure and collate the charges for all services provided to each distribution partner and generate a monthly invoice for those charges. We receive payments from our distribution partners on a monthly basis. For capacity provided on a leased basis, invoices are generated and payable by the distribution partner on a basis appropriate to the duration of the lease. Typically, for leases of 12 months or less, invoices are payable prior to commencement of the lease.

During 2005, we progressively implemented business support systems, including customer administration, customer relationship management, call record distribution and call rating/billing for our BGAN services. Final acceptance of the BGAN Business Support Systems (BSS) provided by Danet took place in April 2005. Live operation on the BGAN BSS commenced in mid-2005 with the phased migration of R-BGAN services.

Insurance of Our Business and Insurable Assets

Insurance of Our Satellites

Launch insurance.    Insured parties typically obtain sufficient launch insurance to cover the “net book value” of an insured satellite, but a prudent insured party may elect to obtain a lower level of insurance coverage to the extent it has one or more spare satellites available to replace an insured satellite in the event of a failure. “Net book value” includes the cost of the relevant satellite, related launch insurance premiums, the cost of purchasing a satellite launch vehicle and related services and capitalized costs. The average net book value of each of our first two Inmarsat-4 satellites at the time of launch was approximately US$325 million.

We obtained launch plus one year of in-orbit insurance for our Inmarsat-4 satellites. Each satellite is insured for US$225 million. We have paid premiums for the first two Inmarsat-4 satellites in full prior to the launch of each of them. For our third Inmarsat-4 satellite, we have paid in aggregate a deposit of US$3.9 million. If we do not launch this satellite prior to the end of 2006, this deposit will be refundable. We capitalize launch insurance premiums associated with our Inmarsat-4 satellites and amortize them over the relevant satellite’s operational life.

In-orbit insurance.    We intend to maintain commercially prudent levels of in-orbit insurance for our Inmarsat-4 satellites on expiry of the existing launch plus one year in–orbit insurance coverage. The cost of obtaining insurance varies as a result of either satellite failures or general conditions in the insurance industry.

For future years, in-orbit insurance policies for our Inmarsat-4 satellites may not continue to be available on commercially reasonable terms, or at all. In March 2006 we placed in-orbit insurance for our first two Inmarsat-4 satellites until November 2007.

We are not required, and do not intend, to obtain in-orbit insurance for our Inmarsat-2 or Inmarsat-3 satellites.

Third Party Liability Insurance.    We also maintain third-party legal liability insurance. This insurance cover is in respect of sums which we might become legally obligated to pay for bodily injury or property damage caused by an occurrence related to services provided through the Inmarsat network or arising out of the ownership and/or operation of the Inmarsat fleet of satellites and including liability arising under the Convention on International Liability for Damage Caused by Space Objects (TIAS 7762) and the United Kingdom Outer Space Act 1986.

Intellectual Property

Our Brand

Our main brands are “Inmarsat” and “Via Inmarsat”. The “Inmarsat” word is a trademark licensed to us exclusively and perpetually by the International Mobile Satellite Organization (“IMSO”). We have the right to have IMSO apply for registration of this trademark in the name of the IMSO in any country in the world. The trade mark is currently registered for equipment and services that are important to our business in countries including Australia, Brazil, the Netherlands, Belgium, Luxembourg, Canada, China, France, Germany, Norway, Singapore, Mexico, New Zealand, UAE, Egypt, Japan, Russia, South Africa, the United Kingdom and the United States.

Our license from IMSO allows us to grant sub-licenses. We have granted non-exclusive and royalty-free sub-licenses to, among others, our distribution partners and service providers to use our “Via Inmarsat” brand on the basis of the IMSO License.

In addition to the trademark licensed to us by IMSO, we own both registered and unregistered trademarks that are important to our business. These marks include “Fleet”, “Swift64”, “BGAN”, “Total Communications Network” and “Broadband for a Mobile Planet”.

Protecting Our Technological Developments

We currently use reasonable efforts to protect certain significant technology by filing patent applications in key jurisdictions. Our key jurisdictions vary depending on the technology involved. Patent applications are ordinarily filed in the United States, key European countries, Hong Kong, China, Canada, Mexico, the UAE and Japan. Priority applications are usually filed in the United Kingdom.

In addition to the above, or where patent protection is not possible or practicable for us, we seek to protect significant information about our technology, or “know-how,” by releasing it only to those third parties who have a reasonable need to access it (for example, for “Inmarsat Purposes,” in connection with the design, development, manufacture, reconstruction, modification, establishment, operation or maintenance of equipment, components or software capable of use, either directly or indirectly, with the satellites and other centralised infrastructure owned, leased or operated by or on behalf of Inmarsat) and who have signed confidentiality agreements or license agreements containing strict confidentiality obligations.

Key Operational Software

We own some of the key operational software used in our satellite control and network operations centre because it was created by our employees or by outside consultants who have transferred their intellectual property rights in that software to us. Our main software of this kind is an operational alarms and measurement system used in our network operations center, together with the Inmarsat Storm Satellite Support System suite of software used to control our satellites.

The rest of our operational software is custom software designed by either third parties who have retained the intellectual property rights in it, but licensed those rights to us (normally on a non-exclusive, royalty-free, perpetual, worldwide basis) for use for Inmarsat Purposes (as defined above), or by our employees based on existing software supplied by third parties who have granted to us licenses to adapt that software.

All our key operational software is supported by appropriate technical maintenance and support arrangements that are either provided by our own employees or by third parties.

Competition

Introduction

The global communications industry is highly competitive. We face competition from a number of communications technologies in various of the target sectors for our services. It is likely that we will continue to face significant competition in some or all of our target sectors in the future.

Global Mobile Satellite Communications Services Competitors

Although we pioneered the provision of global mobile satellite communication services when we commenced providing our services in 1982, we currently face competition from two multi-regional mobile satellite communication services operators, Iridium and Globalstar. It is likely that we could face significant competition in the future from global network operators, which may adversely affect end-user take-up of our services and affect our revenues. We may also face competition in the future from other companies that develop global mobile satellite communication networks. For more information, see “Item 3: Risk Factors—Risks Relating to Our Business—The global communications industry is highly competitive”.

In 1998, Iridium, a global mobile satellite operator with a low-earth orbit system, commenced operations. After filing for US bankruptcy protection in March 2000, Iridium recommenced service in early 2001. Since then, we have faced increasing competition from Iridium in some of our target markets, particularly in relation to voice and our lower speed mini-M data service in the land and maritime sectors. Iridium provides data and voice services at rates of up to 9.6 kbps with compression software. The terminals used to access Iridium services are handheld devices that are smaller and less expensive than the terminals used to access our competing services. In addition, Iridium’s end-user call charges are competitive with, and in some cases cheaper than, the rates offered by our distribution partners and service providers for our comparable services.

Globalstar, which operates a multi-regional low-earth orbit system, began introducing commercial services in 2000. Despite near-global satellite coverage, Globalstar’s service is available only on a multi-regional basis as a consequence of gaps in its ground transmission facilities but for which they have plans to reduce such gaps. The Globalstar system provides data and voice services at transmission rates of up to 9.6 kbps. The terminals used to access Globalstar services are handheld devices that are smaller and less expensive than the terminals used to access our services. They can also be used to access GSM terrestrial wireless communications services. Globalstar’s end-user call charges are competitive with, and in some cases cheaper than, the rates offered by our distribution partners and other service providers for our comparable services.

In February 2002, Globalstar filed for bankruptcy protection, which it exited in 2004 following its acquisition by Thermo Capital Partners. Globalstar must list publically by October 2006 under the conditions to exit from Chapter 11.

In March 2005, Globalstar applied to the FCC for authorization to provide an integrated mobile satellite communication services/ATC service in the United States. Both Iridium and Globalstar operate in a separate part of the spectrum to us, in the “Big LEO” band, meaning that they do not interfere with our L-band operations or compete for spectrum in the L-band.

ICO Global Communications Inc. and TMI/Terrestar Networks Inc. are planning to deploy integrated mobile satellite communication services/ATC service in North America, in 2007 and 2008 respectively. They will operate in the 2 GHz band, which will not interfere with our L-band operations. Because there is more contiguous spectrum available in the 2 GHz band, they will be able to provide higher-speed multimedia services.

Regional Mobile Satellite Communications Services Competitors

There are a number of regional mobile satellite operators with which we compete in the provision of services to end-users who do not require global or multi regional services. All of these competitors operate geostationary satellites. Some of them provide data and voice services at transmission rates ranging from 2.4 to 9.6 kbps while others provide data at transmission rates of up to 144 kbps. Our regional mobile satellite competitors currently include Thuraya, principally in the Middle East and Africa, Asia Cellular Satellite, or ACeS, in Asia, MSV in the Americas, Optus MobileSat in Australia, INSAT 3C in India and N-Star in Japan.

Thuraya offers voice and low-speed data services at transmission rates of up to 9.6 kbps in Europe (excluding parts of Scandinavia), Northern and Central Africa, the Middle East, parts of Central Asia and the Indian subcontinent. Thuraya’s services are provided over handheld devices which are less expensive than the terminals used to access our services, and provide lower end-user call charge rates than the rates offered by our distribution partners and other service providers for our services. Thuraya introduced a higher data rate service in 2005 that provides data at transmission rates of up to 144 kbps.

ACeS offers voice and low-speed data services in Central and Southeast Asia using handheld devices that are less expensive than the terminals used to access our comparable services, and typically charge lower end-user call rates than those charged for our services.

MSV offers voice and low-speed data services in the Americas using notebook devices that are smaller in size and less expensive than comparable Inmarsat terminals such as mini-M. On November 8, 2004, the FCC issued an order granting MSV an ATC license and approving several waivers of the ATC Ruling that MSV requested, while deferring ruling on certain additional waivers. For more information, see “Part 1: Risk Factors—Risks Relating to Our Business—Applications by our competitors to use L-band spectrum for terrestrial services or on an ancillary basis could interfere with our services”.

Each of Thuraya, ACeS and MSV operate in the L-band, the latter in Region 2 (North America) and the former two in Region 3 (Asia and Australia), and therefore compete with us for spectrum allocations in the L-band. Thuraya also operates in Region 1 (Europe, Middle East and Africa).

VSAT Service Competitors

We face emerging competition in some of our target market segments from communications providers such as Connexions by Boeing and Sealink who operate private networks using VSATs or hybrid systems to target business users. VSATs are fixed or transportable terminals that access higher bandwidth services provided over satellite systems operating in the C-band and Ku-band radio frequencies. As well as new operators entering this area, the likely addition of further FSS satellite capacity may provide further competitive price pressure on the cost to end-users of VSAT services. Communication services provided by VSATs are primarily targeted at users who have a need for high-volume or high-bandwidth data services. As VSATs are typically larger and heavier than the terminals that access our services and must be fixed to a stabilised platform before they can be used, they are best suited for users for whom the size, weight and mobility of terminals are not as critical. Technological innovation in VSAT terminals, together with increased C-band and Ku-band coverage and commoditisation, have increased the competitiveness of VSAT and hybrid systems in some traditional mobile satellite communication services sectors by permitting smaller, more flexible and cheaper systems.

Terrestrial Competitors

We do not currently compete directly with existing terrestrial communications service providers; instead, we provide services primarily in areas terrestrial networks do not serve at all or for which they are not fit.

However, gradual extensions of terrestrial wireline and wireless communications networks and technologies to areas not currently served by them may reduce demand for our existing services and other services that we expect to provide. We expect that future extensions of terrestrial networks will be driven by economic returns generated by extending wireline or wireless networks. We also expect that many underdeveloped areas will be too sparsely populated to generate returns on investment required to build terrestrial communications networks. Unlike our terrestrial competitors, we can provide communications services to these underdeveloped areas at no incremental cost.

REGULATION

Introduction

Our business is regulated by a number of national and international regulatory authorities. We are subject to the regulatory authority of the government of the United Kingdom, as well as of the national authorities in the countries in which we operate. We are also subject to the regulations of various international organizations, including the ITU, IMSO and the EU.

The regulation of our business can be divided into three broad categories:

•	rules governing the operation of our satellite system, which can in turn be divided into four areas:

•	launch and operation of satellites;

•	allocation and licensing of space orbital locations and associated electromagnetic spectrum;

•	licensing of ground infrastructure; and

•	licensing of end-user terminals (on the ground, at sea or in the air) and telecommunications services;

•	antitrust and competition laws, which are generally applicable to national and international businesses; and

•	other regulations, including rules restricting the export of satellite-related equipment and technology and public service obligations applicable to our business.

Regulation of Our Satellite System

UK Outer Space Act 1986

Our activities in outer space are regulated by the UK Outer Space Act 1986, which implements into UK law obligations under various international treaties. The Outer Space Act prohibits us from, among other things, operating a space object and carrying on any activity in outer space without a license from the UK Secretary of State for Trade and Industry issued under the Outer Space Act. Accordingly, we have obtained licenses under the Outer Space Act for our eleven in-orbit satellites and we will apply for a license for our third Inmarsat-4 satellite at the appropriate time once a decision is made whether to launch.

Under the UK Outer Space Act, we are obliged to provide an indemnity to the UK government for an unlimited amount for any claims brought against it as a result of our licensed activities (for example, any actions brought against the UK government if one of our satellites were to collide with another spacecraft). We are also required by our licenses to obtain insurance of up to £100 million per satellite to be used to pay any sums to the UK government in respect of this indemnity, which amount may be increased in the future by the UK government. We have obtained the required insurance for our eleven in-orbit satellites and for our remaining one Inmarsat-4 satellite in anticipation of the likely requirement to indemnify the UK government, and obtain insurance of this type, to secure a license for our remaining Inmarsat-4 satellite under the Outer Space Act.

UK Communications Act 2003

Under the UK Communications Act 2003, which came into force on July 25, 2003, the UK government intends to introduce supplementary spectrum licensing requirements in respect of recognized spectrum access (“RSA”), which could cover space-to-earth transmissions such as those we provide. The regulator has not yet decided on the application of these requirements, or on any fees to be assessed. We are one of many organizations, which have made representations to the UK government against the assessment of such (national) fees for mobile satellite communications services provided globally on the basis that we do not serve a single national market. We are awaiting a response to these representations. The regulator has announced that it plans to consult further before implementing any RSA licensing in the satellite sector.

International Telecommunication Union Filings and Co-ordination Procedures

The ITU is the United Nations treaty organization responsible for worldwide co-operation and standardization in the telecommunications sector. The ITU registers radio frequency bands and orbital locations used by satellites and publishes the Radio Regulations, which set out detailed rules for use of spectrum.

Pursuant to the Radio Regulations, national regulators are required to file technical information with the ITU relating to the proposed satellite systems of operators under their jurisdiction. Ground-based transmission facilities operated by us or our distribution partners, called land earth stations, which connect our satellites to terrestrial communications networks, are also subject to the Radio Regulations if the land earth station co-ordination area crosses an international border.

All necessary filings for our in-orbit satellites have been made on our behalf by the UK Radiocommunications Agency (which, from December 29, 2003, was incorporated into and replaced by the UK Office of Communications, known as OFCOM). Once filings have been made with the ITU, a frequency co-ordination process follows to ensure that each operator’s services do not cause unacceptable interference to the services of other operators. The negotiations are conducted by the national administrations with the assistance of satellite operators. The timetable and procedures for co-ordination are also governed by the Radio Regulations. We have co-ordinated frequencies in the mobile satellite services spectrum at L-band (1.5 and 1.6 GHz) for communication between our satellites and end-user terminals, as well as frequencies in the C-band (4 and 6 GHz) for communications between land earth stations and our satellites. We also have co-ordinated frequencies in the C-band for our tracking, telemetry and command signals to and from our satellites.

Frequency in the L-band is supposed to be allocated on an annual basis in a regional multilateral co-ordination process, which takes place annually through two separate and independent regional operator review meetings among satellite operators using frequencies in the L-band. One meeting involves operators whose satellites cover North America (known as Region 2), while the other involves operators whose satellites cover Europe (known as Region 1), Africa, Asia and the Pacific (collectively known as Region 3). Both of these groups co-ordinate our use of frequencies in South America. In each case, satellite operators co-ordinate frequencies and assign spectrum by consensus. It is always possible to agree frequency allocation and co-ordination on a bilateral basis between operators outside this multilateral process, subject to non-interference with third parties.

In the past, we have been able to secure sufficient spectrum through these co-ordination meetings to provide all our services. However, satellite operators at the North American meeting have been unable to agree to further meetings since 1999; therefore, those operators have been required to operate on a non-harmful interference basis since then. Additionally, MSV has recently challenged our right to a small amount of our current North American spectrum, claiming that MSV has the right to use that spectrum. We have rejected that claim, and we believe the appropriate forum for spectrum allocation would be the next round of multilateral co-ordination meetings of North American operators.

We have agreed spectrum allocations in the Region 1 and Region 3 operators’ review meetings (1) with all operators in respect of our existing services and (2) with all operators, except one, in respect of our next-generation BGAN services. We believe this agreement provides sufficient spectrum to support our existing and next-generation BGAN services, throughout the period of validity of the allocation agreements. However, the operator who has not agreed to this plan has already stated that it will continue to operate according to the previous spectrum allocation plan. If this situation persists, there is potential for interference to both our and that operator’s services. Furthermore, it is possible we would need to apply for additional spectrum to support our future services.

Increased competition for spectrum and orbital locations (and/or disputes with parties to regional co-ordination processes) may make it difficult for us to retain rights to use the spectrum and orbital resources we require either generally or in relation to particular regions or countries. We cannot guarantee that we will be able in the future to retain spectrum and orbital rights sufficient to provide our existing or future services. We also cannot determine to what extent regulatory authorities will charge us or our distribution partners for the use of mobile satellite service spectrum or how much would need to be paid to acquire or retain such spectrum in the future. To the extent we or our distribution partners are unable to retain the rights to use such spectrum or are required to pay for such use (by spectrum auctions or otherwise), our ability to provide services may either be limited or become more costly, which may harm our business or our results of operations.

Use of Mobile Satellite Service Spectrum to Provide Terrestrial Communications Services

In January 2003, under the ATC Ruling the FCC decided to permit mobile satellite service operators to use their assigned mobile satellite service frequencies to provide ancillary terrestrial wireless communication services in the United States as part of an integrated service.

On November 8, 2004, the FCC issued an order granting MSV an ATC license and approving several waivers of the ATC Ruling that MSV requested, while deferring ruling on certain additional waivers. On 10 February 2005, following a series of petitions and requests for reconsideration, the FCC clarified the ATC Ruling by the MOO which, inter alia, settled the applicable rules on inter-system interference and other general requirements for integrated mobile satellite communications services/ATC systems.

On March 1, 2005, Globalstar filed and was granted an ATC license in early 2006. Globalstar is proposing to operate its ATC system in the Big LEO band, a different part of the spectrum from the L-band, which we use for our mobile satellite communications services, so it should not cause any interference to our services.

The implementation of ATC services by mobile satellite communications services operators in the United States or other countries may result in increased competition for the right to use L-band spectrum, and such competition may make it difficult for us to obtain or retain spectrum resources we require for our existing and future services. In addition, the FCC’s decision to permit integrated mobile satellite communications services/ATC services was based on certain assumptions, particularly relating to the level of interference that the provision of integrated mobile satellite communications services/ATC services would likely cause to other mobile satellite communications services operators, such as us, who use the L-band spectrum. If the FCC’s assumptions with respect to the use of L-band spectrum for integrated mobile satellite communications services/ATC services prove inaccurate, or a significant level of integrated mobile satellite communications services/ATC services is provided in the United States, the provision of integrated mobile satellite communications services/ATC services could interfere with our satellites and user terminals, which may adversely impact our services. For example, the use of certain L-band spectrum to provide integrated mobile satellite communications services/ATC services in the United States could interfere with our satellites providing communications services outside the United States where the “footprint” of those satellites overlaps the United States. Such interference could limit our ability to provide services that are transmitted through any satellite visible to the United States. Three of our Inmarsat-3 satellites are and two of our Inmarsat-4 satellites will be visible to the United States. In addition, users of our terminals in the United States could suffer interruptions to our services if they try to use their terminals near ATC terrestrial base stations used to provide integrated mobile satellite communications services/ATC services. In the event that we anticipate significant usage of mobile user terminals near ATC terrestrial base stations, it may be necessary for the manufacturers of the mobile terminals to modify their products to make them less susceptible to interference, or for us to develop new call set-up procedures which will redirect traffic to frequencies that are adequately removed from transmissions by nearby ATC base stations.

Regulatory authorities in other countries may implement similar proposals for ATC services. In May 2004, Industry Canada, the Canadian regulator, decided in principle to allow ATC services in Canada. European regulators are currently considering the technical and regulatory issue which would arise if mobile satellite communications services operators were authorized to provide terrestrial services, including ATC, in 2 GHz bands. There is currently no timetable for the introduction of such services in Europe.

Other National Satellite Operator Authorizations

While we have not been required to obtain specific telecommunications or spectrum licenses to transmit our satellite signals or offer our existing services in many jurisdictions, we have obtained specific telecommunications or frequency licenses with respect to our existing services in Australia, Brazil, Belgium, Ecuador, Egypt, France, Germany, Iraq, Italy, Jordan, Kenya, Netherlands, Spain and Switzerland. Additional countries are considering whether to implement such license requirements. To date, the requirements imposed on us to obtain these licenses have been minimal and the associated costs are low.

In Australia, we have a license for the transmission of our satellite signals to and from the terminals used to access our services as well as a carrier license. In Switzerland, we have a license for the provision of our services in that country. In Brazil, we originally obtained a 15-year spectrum license for our Inmarsat-3 satellites, which commenced in 2000. This license required that our services be distributed in Brazil through a Brazilian company and that those services be billed in local currency. These requirements could not be met without amending our agreements with our distribution partners. So by agreement with the regulator, we surrendered our Brazilian spectrum license, which was replaced with a license jointly issued to our distribution partners, under which our distribution partners can distribute through individual Brazilian companies.

Increasingly, regulatory authorities are imposing fees and introducing new regulatory requirements on businesses that use radio frequencies, which could significantly affect our business, including by imposing new and unforeseen additional costs and limiting our ability to provide existing or new services. We cannot determine to what extent regulatory authorities will charge us or our distribution partners for the use of mobile satellite communications services spectrum, or how much would need to be paid to acquire or retain such spectrum in the future. To the extent we or our distribution partners are unable to retain the rights to use such spectrum, or are required to pay large amounts for such use (by spectrum auctions or otherwise), our ability to provide services may either be limited or become more costly, which may harm our business or the results of our operations.

Regulation of Use of Ground Infrastructure

Our agreements with our distribution partners who operate the land earth stations that connect our satellites to terrestrial communications networks includes provisions to ensure that they hold the appropriate licenses to operate their land earth stations. We provide assistance to our distribution partners both by ensuring they are aware of licenses they may require in the jurisdictions where they sell our services, and by assisting them to obtain the necessary licenses.

Our satellite control and network operation centre in London does not require individual licenses under UK communications law. The ground stations that control and monitor our satellites are operated by third parties (under service contracts with us) that are responsible for ensuring that they are appropriately licensed under national regulations.

The ground infrastructure that we are developing for our planned BGAN services will comprise fewer land earth stations than we have relied upon for the distribution of our existing services. However, it is possible that the regulatory authorities in some countries may require us to establish land earth stations in their countries as a condition of distributing our BGAN services in those countries. In respect of the land earth stations for our BGAN services, which we own and/or operate in Italy and the Netherlands, we have already obtained the necessary licenses for the operation of those stations as network facilities.

For a further discussion of the regulatory risks we currently and in the future may face, see “Item 3: Risk Factors—Regulatory Risks—Our business is subject to regulation and we face increasing regulation with respect to the transmission of our satellite signals and the provision of our mobile satellite communications services in some countries, which could require that we or our distribution partners incur additional costs, could expose us to fines and could limit our ability to provide existing and new services in some countries”.

Licensing of End-user Terminals and Provision of Telecommunications Services

We, together with our distribution partners and their service providers, are subject to increasing regulation in many countries with respect to the distribution of our services to end-users, particularly in the land sector.

Different regulatory regimes apply to the use of end-user terminals depending on where they are located and whether they are installed in ships or aircraft or are for land use.

Regulatory authorities in approximately 180 countries permit the use of terminals to access our existing services. Most of these countries require end-users (and, in some cases, distribution partners) to obtain a license for such use. Some time ago we assessed the conditions of use that will apply to our planned BGAN services in our 50 priority jurisdictions and we are working closely with our distribution partners to develop optimal access strategies for each of these jurisdictions. Certain jurisdictions, such as the United States, China, Russia and India, among others, also seek to impose additional requirements on us in connection with the provision of our BGAN services in order to address issues of national security. We are planning to discuss the terms of these requirements with the relevant authorities in these jurisdictions and have committed significant internal resources to these discussions with a view to agreeing and implementing such requirements prior to the commercial launch of BGAN.

Maritime Terminals

Terminals for using our services installed onboard ships are licensed by the country to whose jurisdiction the ship is subject. The licensing of terminals is generally part of a broader license that covers all the communications equipment on the ship. The International Agreement on the Use of Inmarsat Ship Earth Stations within the Territorial Sea and Ports came into force on September 12, 1993. Forty-six countries are parties to this agreement, which permits the operation of terminals in the territorial seas and ports of the signatory countries. In countries, which are not party to this agreement, national law may nevertheless permit the use of our terminals. For example, in the United States—which is not party to this international agreement—foreign ships are authorized to use their communications equipment in domestic territorial waters and ports under Section 306 of the US Communications Act of 1934, as amended.

Land Terminals

In many of the countries that permit terminals to be used in their territory, the end-users and/or distribution partners of our services must obtain licenses under national laws relating to use of radio frequency. In addition, distribution partners may be required to obtain licenses relating to the provision of telecommunications services.

A number of countries, particularly in North Africa, the Middle East and Central Europe, continue to maintain a monopoly on providing communication services or have onerous national security requirements that may effectively prevent us from offering (or restrict our ability to offer) satellite communications services to land-based users. In some countries, end-users are required to apply and obtain permission to use terminals to access our existing and new services, and in some cases to pay relatively high application fees. These requirements could deter some end-users from using terminals in those countries.

In Europe, terminals do not generally require individual licenses. This eliminates the need for the regulator to issue individual licenses for multiple, identical terminals. This follows the spirit of EU Directive 2002/20/EC on the authorization of electronic communications networks and services which foresees that “the least onerous authorization system possible should be used to allow the provision of electronic communications networks and services in order to stimulate the development of new electronic communication services and pan-European communications networks and services and to allow service providers and consumers to benefit from the economies of scale of the single market.” The subject of free circulation of satellite terminals has also been dealt with substantially in the CEPT/ECC, which has recently adopted a decision that encourages administrations not to require any license of any kind as a condition to allow for free circulation and use of mobile satellite terminals. However, it is expected that the circulation of terminals will continue to be subject to service provision licenses resulting from those member states seeking payment for the use of frequencies.

The terms of and cost to the end-user of obtaining individual licenses vary by jurisdiction. We have actively participated in European Conference of Postal and Telecommunications Administration project teams and working groups and proposed a harmonization of the interpretation of “free circulation” to mean an exemption at all levels of any kind of licensing burden. Following consultation, during which an objection was raised to this interpretation, further discussions were held and a preliminary consensus position was reached; however, this issue remains subject to final approval by administrations within the EU. In general, the cost of terminal licenses is decreasing worldwide, and the period of time an end-user may remain in a jurisdiction with a terminal before requiring a license is increasing.

In the United States, the FCC issues blanket licenses for many types of communications devices. Various companies have applied for, and been granted, blanket licenses to cover a number of different types of terminals, which access our services in the United States.

Aeronautical Terminals

Terminals installed on aircraft using our services are licensed by the country to whose jurisdiction the aircraft in question is subject. The licensing of equipment to use our services is generally part of a broader license that covers all the communications equipment on the aircraft. ICAO Resolution A29-19 recommends that countries grant general permission for the use of communications equipment aboard foreign-registered aircraft operating within their territory, subject to a number of limitations.

Equipment Testing and Verification

In addition to licenses for the use of spectrum, terminals must also comply with applicable technical requirements. These technical requirements are intended to minimize radio interference to other communications services and ensure product safety.

In Europe, there is full harmonization of these standards and associated type approvals. European Directive 99/5 provides that EU member states will allow a mobile satellite terminal to be placed on the market if it bears a mark confirming conformity with the technical requirements of the Directive.

In the United States, the FCC is responsible for ensuring that communications devices comply with technical requirements for minimizing radio interference and human exposure to radio emissions. The FCC requires that equipment be tested either by the manufacturer or by a private testing organization to ensure compliance with the applicable technical requirements. For other classes of device, the FCC requires submission of an application, which must be approved by the FCC, or in some instances may be approved by a private testing organization.

Other Communications Regulatory Issues

Universal Service Funds

Some countries, such as the United States, Kenya, South Africa and Australia, require a number of telecommunications service providers to contribute funds to “universal service” programmes. These programmes in turn use the funds to subsidize consumers’ access to services in high-cost areas, such as rural markets, access for low-income customers, and other services deemed to be socially desirable. We, as well as our distribution partners and their service providers may be required to make contributions to these programmes, which may increase the cost of providing services over our system.

Law Enforcement and National Security Requirements

Generally, communications networks operate under national regulations that require operators to provide assistance to law enforcement and security agencies. These national regulations typically require operators of communications networks to assist in call interception by providing to such agencies call interception or information relating to persons or organizations subject to security or criminal investigations, surveillance or prosecutions under the relevant national jurisdictions.

We and our distribution partners who operate land earth stations are required to comply with these regulations in a number of jurisdictions, which may restrict our ability to offer our services in some countries or increase our costs.

Numbering

The ITU controls the assignment of country codes used for placing telephone calls between different countries. We originally used the 871, 872, 873 and 874 codes, with the choice of code depending on the location of the terminal receiving the call. We are transitioning our existing services (except for R-BGAN) to a single code, 870, which we anticipate will be completed by 2007. We currently offer our R-BGAN service, and will offer our next generation BGAN services, only with the 870 code. We are the only telecommunications operator in the world with our own country code.

Antitrust and Competition Laws

EU Law

EU law prohibits anti-competitive agreements and abuse of dominant market positions through Articles 81 and 82 of the Treaty of Rome, as amended (previously Articles 85 and 86). Many member states, including the United Kingdom, also have similar prohibitions in national law.

Arrangements prohibited under Article 81(l) are void under Article 81(2). Until May 2004, the European Commission had the power to exempt agreements, formally notified to it, if the beneficial effects of the arrangement resulted in the improvement of the production or distribution of goods or services or promote technical or economic progress. Additionally, consumers must receive a fair share of the resulting benefit, competition in respect of a substantial part of the market for the goods or services in question must not be eliminated and there must be no restrictions, which are not indispensable to the achievement of the beneficial effects of the agreement.

In 1997, our proposed commercial arrangements with our distribution partners were notified to the European Commission. After examining the arrangements, the European Commission issued an administrative (comfort) letter on 19 October 1998 closing its examination of the arrangements and stating that the European Commission did not consider that the arrangements affected competition within the EU to an appreciable extent and therefore were not in breach of Article 81. The European Commission cautioned however, that if we did not carry out a public share offering within three years of the European Commission’s letter, it might re-assess the effect of the notified agreements. As of the date hereof, the European Commission has not notified us of any intention to reassess these agreements.

From 2004 onwards our relationship with our distribution partners has been governed by the Distribution Agreements, which superseded the commercial arrangements notified in 1997 (and which came into effect in 1999). Since May 2004, when Regulation 1/2003 came into force, notifications of agreements to the European Commission have no longer been possible and it is up to the parties to assess whether the terms of the contract comply with the requirements of Article 81. Since May 2004, national competition authorities and courts of the member states have had the power to apply Article 81(3). We have therefore evaluated the terms of the Distribution Agreements in light of Article 81. For more information, see “Item 3: Risk Factors—Regulatory Risks—Our contractual relationships with our distribution partners may be subject to regulatory challenge, which could require us to renegotiate the contractual relationships and could result in the imposition of fines”.

Article 82 prohibits the abuse of a dominant market position insofar as it may affect trade between EU member states. Antitrust authorities may determine that we have market power in one or more business sectors.

We have implemented an antitrust compliance programme to decrease the possibility that we would enter into any agreements which might restrict competition without obtaining the appropriate clearance or that we would engage in any business practices that might be considered abusive.

The European Commission can impose fines (up to 10% of a company’s worldwide annual group revenues) for breaches of Articles 81 and 82. Under regulations existing prior to May 2004, where an agreement was notified to the European Commission for an exemption under Article 81(3) and the notifying company’s activities and circumstances were unchanged, the European Commission could not impose a fine from the date of notification, except in very limited circumstances. In addition, civil litigation may be brought by third parties claiming damages caused by allied anti-competitive practices and agreements.

US Law

US antitrust laws are generally applicable to our distribution partners who operate land earth stations in the United States, and, under some circumstances, could be applicable to us. These laws prohibit, among other things, the monopolization of markets (including attempted monopolization and conspiracies to monopolize) and agreements that restrain trade, such as agreements among competitors to fix prices. If US authorities were to determine that we, and/or our distribution partners who operate land earth stations in the United States, have violated any US antitrust laws, heightened regulatory burdens and/or sanctions could be imposed.

Other Regulation

US Export Control Requirements

The United States regulates the export and re-export of commercial communications satellites and most satellite-related components, subsystems, software and technology as defense articles under the Arms Export Control Act. Exports of these items from the United States requires licensing by the US Department of State after consultation with the Department of Defense. Technical co-operation arrangements between US and UK companies also require approval. The launch location and launch-related technical arrangements for US satellites, and for foreign satellites containing regulated US origin components, also require separate approval by the US State Department. The timing of US license processing can be difficult to predict; licenses are often issued with commercially significant conditions and restrictions, and the use of some launch locations that may have pricing or other advantages may not be approved.

A number of satellite components and satellite related services for our Inmarsat-4 satellites are sourced from US suppliers and we cannot assure you that our US suppliers will be able to secure requisite licenses in a timely fashion, that those licenses will permit transfer of all items requested, that launches will be permitted in locations that we may prefer, or that licenses, when approved, will not contain conditions or restrictions that pose significant commercial or technical problems. Such occurrences could delay the launch of any future satellites.

Our sale of R-BGAN terminals to our distribution partners is also governed by US export and re-export controls. Whilst we contractually require our distribution partners to implement these controls within their distribution chain and with end-users, there is no assurance that end-users comply with these controls.

IMSO Requirements

IMSO maintains its mandate, following our transition from an intergovernmental organization, to oversee a number of public service obligations, which apply to us, including the provision of satellite communications services to support GMDSS. It also seeks to ensure that we do not discriminate on the basis of nationality in providing our services, act exclusively for peaceful purposes, seek to serve all areas where there is a need for mobile communications via satellite (including rural and remote areas of developing countries) and operate in a manner consistent with fair competition. If we breach these public service obligations, IMSO has various powers to compel us to perform those obligations.

In support of these public service obligations, IMSO holds a special rights non-voting redeemable preference share in Inmarsat Ventures Limited, known as the Special Share. The Special Share carries rights including an effective veto power over any amendment to our public service obligations and over any resolution to effect the voluntary winding-up of Inmarsat Ventures Limited.

Legal Proceedings

As of the date of this Annual Report, we are not engaged in or aware of any pending or threatened legal or arbitration proceedings that could have a material effect on our financial position.

ORGANIZATIONAL STRUCTURE

As of December 31, 2005, Inmarsat Group Limited has the following direct or indirect wholly-owned subsidiaries:

	Principal activity	Country of incorporation and operation	Effective interest in issued ordinary share capital at December 31, 2005
Inmarsat Finance plc	Finance company	England and Wales	99.9%
Inmarsat Investments Limited	Holding company	England and Wales	100%
Inmarsat Ventures Limited	Holding company	England and Wales	100%
Inmarsat Global Limited	Satellite telecommunications	England and Wales	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%
Inmarsat Inc	Service provider	USA	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%
Invsat Limited	VSAT telecommunications	England and Wales	—
Rydex Corporation Limited	Dormant	England and Wales	100%
Rydex Communications Limited	Dormant	Canada	100%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%
Inmarsat Services Limited	Employment company	England and Wales	100%
Inmarsat Launch Company Limited	Satellite launch company	Isle of Man	100%
Galileo Ventures Limited	Dormant	England and Wales	100%
iNavSat Limited	Dormant	England and Wales	100%

The consolidated financial statements of Inmarsat Group Limited include all of the above listed subsidiaries, and the results of Invsat Limited and Rydex Corporation Limited up to their date of disposal.

On September 5, 2005, the Group sold Invsat Limited to Nessco Limited, a communications services supplier for the oil and gas industry based in Aberdeen.

On October 17, 2005, the Group disposed of the assets and business of Rydex Corporation Limited to Seawave LLC. Rydex Corporation Limited and Rydex Communications Limited have changed their names to 3946306 Limited and 596199 B.C. Limited, respectively.

The Registrants

Inmarsat Finance plc—Issuer

Inmarsat Finance plc is a finance company whose sole purpose was to issue the Senior Notes, and to loan the proceeds to Inmarsat Investments Limited pursuant to subordinated intercompany Senior Note proceeds loans.

Inmarsat Group Limited—Parent Guarantor

Inmarsat Group Limited is the parent holding company and does not conduct any business operations directly. Its only significant assets are the shares of Inmarsat Finance plc and of Inmarsat Investments Limited. Excluding its guarantee of the Notes, its only indebtedness is a subordinated intercompany shareholder funding loan of US$649.1 million borrowed in connection with the Acquisition.

Inmarsat Investments Limited—Subsidiary Guarantor

Inmarsat Investments Limited is an intermediate holding company whose only assets are the shares in Inmarsat Ventures Limited. Inmarsat Investments Limited is the borrower of $550 million under a Senior Facility Agreement and also is the borrower of the US$310.4 million subordinated intercompany Senior Note proceeds loan from the Issuer.

Inmarsat Ventures Limited—Subsidiary Guarantor

Inmarsat Ventures Limited is an intermediate holding company. Its only significant assets are the shares of Inmarsat Limited, Inmarsat Leasing (Two) Limited and Inmarsat Launch Company Limited. It also holds shares in a number of other subsidiary companies. The International Maritime Satellite Organization holds one Inmarsat Ventures Limited special rights non-voting redeemable preference share of £1.00.

Inmarsat Global Limited—Subsidiary Guarantor

Inmarsat Global Limited is the Group’s principal operating company. Inmarsat Ventures Limited holds 100% of its shares.

Inmarsat Leasing (Two) Limited—Subsidiary Guarantor

In 2002, a wholly-owned subsidiary of Inmarsat Global Limited, Inmarsat Leasing Limited, transferred ownership of three of its satellites to a newly formed company, Inmarsat Leasing (Two) Limited, in connection with a financing transaction. Inmarsat Leasing (Two) Limited conducts no other operations apart from satellite leasing.

Inmarsat Launch Company Limited—Subsidiary Guarantor

Inmarsat Launch Company was formed on December 4, 2003 in the Isle of Man. Inmarsat Launch Company Limited (ILC) was assigned launch contracts related to the Inmarsat-4 satellites and is the beneficiary of the Inmarsat-4 launch insurance. ILC provides a fully managed launch service for the Inmarsat-4 satellites from intentional ignition to satellite separation. ILC has entered into an insurance contract to insure its exposure during its period of control. Any insurance proceeds received by ILC as beneficiary will be available to its customer (Inmarsat Global Limited).

PROPERTY, PLANT AND EQUIPMENT

Facilities

The table below sets out information on certain of our material facilities.

Facility	Principal Use	Owned/Leased	Area (ft2)	Lease expiration
99 City Road, London, United Kingdom	Head office	Leased	234,000	2029
Back-up facility, United Kingdom	Secondary satellite control and network control facilities and disaster recovery facilities	Leased	10,197	2009
Fucino, Italy	Land earth station	Leased	9,558	2010
Burum, the Netherlands	Land earth station	Leased	8,676	2010

We entered into a sale and leaseback contract for our London headquarters building on November 30, 2004. The contract provides for a 25 year operating lease by us of the building for an annual rental of approximately US$8.0 million. In the year ended December 31, 2004 and 2005, rental costs were US$0.8 million and US$8.0 million, respectively.

Under the new contract we continue to rent out space in our leased headquarters building, including its conference facilities, to outside organizations. In 2004 and 2005, this generated revenues of US$1.9 million and US$1.3 million, respectively.

We believe that our current facilities are in good condition and adequate to meet the requirements of our present operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the results of operations and financial condition of Inmarsat Group Limited. You should read the following discussion, together with the whole of this Annual Report, including the historical consolidated financial statements and the related Notes included elsewhere in this Annual Report. The historical consolidated financial information for the years ended December 31, 2004 and 2005 included herein have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), with a reconciliation of significant differences between IFRS and US GAAP. Prior to 2005, the Group prepared its annual consolidated financial statements under UK Generally Accepted Accounting Principles (UK GAAP). For the year ended December 31, 2005, the Group has prepared its annual consolidated financial statements in accordance with International Financial Reporting Standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) applicable to companies reporting under IFRS. There are no material differences for the Group between IFRS and IFRS as adopted by the EU. The 2004 comparatives have been restated as part of the first-time adoption requirements of IFRS. As allowed by SEC rules in relation to first-time adoption of IFRS, only one year of comparatives is reported in this annual report. IFRS differs in certain respects from accounting principles generally accepted in the United States (US GAAP). The material differences between IFRS and US GAAP relevant to the Group are explained in Note 34 to the consolidated financial statements of Inmarsat Group Limited included elsewhere in this Annual Report.

This section contains “forward-looking statements.” Those statements are subject to risks, uncertainties and other factors that could cause our future results of operations or cash flows to differ materially from the results of operations or cash flows expressed or implied in such forward-looking statements. Please see “Forward-Looking Statements.”

In this section, when we say “we,” “us,” “our” or other similar terms, it refers to Inmarsat Group Limited, and its subsidiaries, unless the context otherwise requires.

CRITICAL ACCOUNTING POLICIES

Our accounting policies are more fully described in Notes 2 and 4 to the consolidated financial statements of Inmarsat Group Limited. However, certain of our accounting policies are particularly important to the presentation of our results of operations and require the application of significant judgment by our management.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Our management believes that the most critical accounting policies that involve management judgments and estimates are those related to revenue recognition, tangible and intangible assets, defined benefit pension plans and post-retirement healthcare benefits and deferred taxation.

Revenue recognition

Our revenues from mobile satellite communication services are recognized from usage charges over the period during which we provide mobile satellite communication services. Our revenues from leasing of satellite capacity result from fixed fees and are recognized on the balance sheet as deferred income when a non-cancelable agreement is in force and collectibility is reasonably assured. These amounts are recorded as revenues on a straight-line basis over the respective lease terms, which are typically for periods from one month to twelve months.

Our revenues are stated net of volume discounts which increase over the course of the financial year as specific volume thresholds are met by distribution partners resulting in lower prices.

Property, plant and equipment

Property, plant and equipment assets make up a significant portion of our total assets. We periodically review the carrying value of our property, plant and equipment and recognize an impairment if the recoverable amount (the higher of net realizable value and value in use) falls below its carrying value. Value in use is based upon our estimates of anticipated discounted future cash flows. While we believe that these estimates are reasonable, different assumptions regarding such cash flows could materially affect the carrying values.

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction relate to the next generation Inmarsat-4 satellites and BGAN services. These assets will be transferred to space segment assets and depreciated over the life of the satellites once they become operational and placed into service. No depreciation has been charged on these assets as of December 31, 2005.

Other fixed assets are stated at historical cost less accumulated depreciation.

Changes in asset lives can have a significant impact on our depreciation charge for a financial period. We regularly review the depreciable lives and change them as necessary to reflect our current view of their remaining lives in light of numerous assumptions and estimates, including with respect to technological change, prospective economic utilization and physical condition of the assets concerned.

As a result of management’s regular reassessment of useful economic lives, the useful lives of the Group’s Inmarsat-3 satellites and space segment assets were prospectively changed from October 1, 2004. The changes were made to reflect better the economic life of Inmarsat-3 satellites resulting from improvements in satellite technology as supported by engineering analysis. As a result depreciation periods were extended for the Inmarsat-3 satellites from 10 years to 13 years.

Effective October 1, 2005, the Group prospectively changed the useful economic lives of the Inmarsat-4 satellites from 13 years to 15 years to reflect better the design life of the spacecraft, the better-than-expected performance of the launch vehicles and the adoption of an optimal mission strategy which are expected to extend the orbital lives of these satellites. The satellite and space segment assets depreciable lives primarily range from 10 to 15 years, with the exception of R-BGAN assets which are 5 years. Two of the Inmarsat-4 satellites have now been placed into service and the Group is currently depreciating these assets over 15 years.

Intangible assets

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill. As a result of the acquisition of Inmarsat Ventures Limited on December 17, 2003, we recorded US$403.5 million of goodwill, as the purchase consideration exceeded the fair value attributed to the identifiable assets and liabilities. The Group has not applied IFRS 3 retrospectively to business combinations that took place before the date of transition. As a result in the opening balance sheet for IFRS, the carrying amount of goodwill under UK GAAP, arising from past business combinations of US$402.9 million at January 1, 2004 is deemed to be the cost of the asset on transition under IFRS. The carrying amount of goodwill at January 1, 2004 under UK GAAP consisted of the original value of goodwill of US$403.5 million arising on the acquisition at December 17, 2003 less amortization of US$0.6 million for the financial year 2003. Under IFRS, goodwill is subject to an annual impairment test. Other identifiable intangible assets separately identified will be amortized over their estimated useful lives, which are estimated to be between 5 and 20 years.

Significant management judgement is required to assess the carrying value of the intangible assets. An annual review for impairment based on discounted cash flows using reasonable and appropriate assumptions, consistent with internal forecasts and based on management’s best estimates and judgement is performed. If the carrying value of intangible assets exceeds that of the impairment review above we will record a charge for the impairment in the then current period. We will not record any increases in the intangible assets as a result of this review. Management has determined that no impairments are required in 2004 and 2005.

Fees and similar incremental costs incurred directly in making an acquisition, but excluding finance costs, are included in the cost of the relevant acquisition and are capitalized. Internal costs, and other expenses that we cannot attribute directly to an acquisition, are charged to the profit and loss account.

The Group capitalizes development costs associated with the development of user terminals. Costs are capitalized once a business case has been demonstrated as to technical feasibility and commercial viability. For R-BGAN and BGAN services terminal development costs are amortized using straight line method over their estimated useful lives which is between 5 and 10 years.

Defined benefit plans and post-retirement healthcare benefits

The Group recognizes liabilities relating to defined benefit pension plans and post-retirement healthcare benefits in respect of employees in the UK and overseas. The Group’s net obligation in respect of defined benefit pension plans and post-retirement healthcare benefits are calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method. The amounts recorded in the annual charge (service cost and interest cost offset by the expected return on assets) are sensitive to changes in these assumptions. Actuarial gains and losses are recognized fully in the Statement of Recognized Income and Expense.

Deferred taxes

Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary deductible differences or tax loss carry forwards can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Recently issued accounting pronouncements

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after January 1, 2006 or later periods but which the Group has chosen not to early adopt. The new standards which are expected to be relevant to the Group’s operations are as follows:

IAS 39 (Amendment) “Cash Flow Hedge Accounting of Forecast Intragroup Transactions” (effective from January 1, 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into the transaction; and (b) the foreign currency risk will affect consolidated profit or loss. The Group has no current plans to take advantage of this amendment.

IAS 39 (Amendment) “The Fair Value Option” (effective from January 1, 2006). This amendment changes the definition of financial instruments classified at fair value through profit and loss and restricts the ability to designate financial instruments as part of this category. The Group believes that this amendment should not have a significant impact on the classification of financial instruments, as the Group should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss. The Group will apply this amendment from annual periods beginning January 1, 2006.

IFRS 7 “Financial Instruments: Disclosures” and IAS 1 (Amendment) “Presentation of Financial Statements—Capital Disclosures” (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 32 ‘Financial Instruments: Disclosure and Presentation’. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Company is in the process of assessing the impact of these amendments but they are not expected to have a significant impact on the Group’s current disclosures.

IAS 21 (Amendment) “Net investment in a foreign operation”. This amendment relaxes the requirement for a monetary item that forms part of a reporting entity’s net investment in a foreign operation to be denominated in the functional currency of either the reporting entity or the foreign operation. It also clarifies the treatment of so—called ‘sister company loans’. The Group has assessed the impact of the interpretation and concluded that it will not have a significant effect on the Group’s operations.

IFRIC 9 “Reassessment of embedded derivatives”. IFRS 9 clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited, unless there is a change in the contract’s terms, in which case it is required. The Group has assessed the impact of the interpretation and concluded that it will not have a significant effect on the Group’s operations.

In March 2004, the EITF reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealized losses on investments. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1” (“FSP EITF 03-1-1”). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. The disclosure requirements of EITF 03-1 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 03-1-1. During the period of delay, FSP EITF 03-1-1 states that companies should continue to apply current guidance to determine if an impairment is other-than-temporary. The adoption of EITF 03-1, excluding paragraphs 10-20, did not impact our consolidated financial position, results of operations or cash flows. The Company will assess the impact of paragraphs 10-20 of EITF 03-1 once the guidance has been finalized.

In December 2004, the FASB issued FAS 153 as an amendment to APB Opinion No. 29 “Accounting for Non-monetary Transactions”. The guidance in APB Opinion No. 29 is based on the principle that exchanges on non-monetary assets should be measured based on the fair value of the assets exchanged with certain exceptions to that principle. FAS 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges on non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. This accounting pronouncement is not expected to have a significant impact on the Group’s financial position or the results of its operations.

In May 2005, the FASB issued FAS 154, a replacement of APB Opinion No. 20 and FASB Statement No. 3. FAS 154 provides guidance on the accounting and reporting of accounting changes and error corrections. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently in the process of assessing any potential impact on the Group’s financial position or the results of its operations.

In November 2005, the Financial Accounting Standards Board issued FSP No. SFAS 115-1 and No. SFAS 124-1—The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and No. 124, ” Accounting for Certain Investments Held by Not-for-Profit Organizations”, and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. FSP SFAS 115-1 is effective for the Group for the period beginning January 1, 2006. The Company is currently in the process of assessing any potential impact on the Group’s financial position or the results of its operations.

In February 2006, the Financial Accounting Standards Board issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments”. SFAS 155 amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (DIG) in Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitised financial assets be analysed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 is effective for Inmarsat for the period beginning January 1, 2007. The Company is currently in the process of assessing any potential impact on the Group’s financial position or the results of its operations.

OPERATING RESULTS

Operating Environment and Overview

We are a leading provider of global mobile satellite communication services. We have been designing, implementing and operating satellite networks for over 27 years. During the periods presented below, we generated more than 95% of our total revenues from mobile satellite voice and data services, including telephony, fax, video, email, and intranet, internet access and leasing services. End users of our mobile satellite services operate at sea, on land and in the air. In addition, we lease specialized navigation transponders, primarily for use in commercial aviation, for up to five years.

The remainder of our revenues, classified as “other subsidiary revenues,” relates primarily to VSAT services and maritime communication services businesses conducted by our Invsat and Rydex subsidiaries prior to their disposals in September 2005 and October 2005, respectively, and “other income” that is not considered part of our core operations.

We report our results of operations in US dollars.

The following table sets out the components of our total revenues for each of the periods under review, and as a percentage of our total revenues from continuing operations.

	2004		2005
	US$ in millions	%	US$ in millions	%
Revenues:
Maritime sector:
voice services	105.0	21.8%	102.0	20.8%
data services	146.4	30.5%	165.1	33.6%

Total maritime sector	251.4	52.3%	267.1	54.4%
Land sector:
voice services	27.9	5.8%	23.6	4.8%
data services	105.8	22.0%	98.2	20.0%

Total land sector	133.7	27.8%	121.8	24.8%
Aeronautical	16.9	3.5%	22.7	4.6%
Leasing (incl. navigation)	56.9	11.8%	60.9	12.4%

Total mobile satellite communication services	458.9	95.5%	472.5	96.2%
Other subsidiary revenues	14.9	3.1%	11.9	2.4%
Other income	6.9	1.4%	6.7	1.4%

Total revenues	480.7	100.0%	491.1	100.0%

	As at December 31,
	2004	2005
Active Terminals(1)
Maritime	112,133	122,630
Land	72,592	73,923
Aeronautical	6,078	6,840

Total	190,803	203,393

(1)	Active terminals means terminals registered with us as at reporting date that have been used to access our services at any time during the preceding twelve-month period.

Results of Operations

The table below sets out our results of operations and as a percentage of total revenues for the periods under review.

	2004		2005
	US$ in millions	%	US$ in millions	%
Mobile satellite communication services	458.9	95.5	472.5	96.2
Other subsidiary revenues	14.9	3.1	11.9	2.4
Other income	6.9	1.4	6.7	1.4

Total Revenues	480.7	100.0	491.1	100.0
Employee benefits costs	(87.2)	(18.2)	(96.5)	(19.6)
Network and satellite operations costs	(50.0)	(10.4)	(38.8)	(7.9)
Other operating costs	(67.4)	(14.0)	(63.6)	(12.9)
Work performed by the Group and capitalized	25.8	5.4	25.2	5.0

EBITDA	301.9	62.8	317.4	64.6
Gain on disposal of property	42.6	8.9	—	—
Loss on termination of subsidiary undertakings	—	—	(1.1)	(0.2)
Depreciation and amortization	(124.1)	(25.8)	(106.5)	(21.7)

Operating profit	220.4	45.8	209.8	42.7
Net interest payable	(163.6)	(34.0)	(156.6)	(31.9)

Profit before income tax	56.8	11.8	53.2	19.4
Income tax expense	(15.4)	(3.2)	(18.3)	(3.7)

Profit for the year	41.4	8.6	34.9	7.1
Dividends	—	—	(24.7)	(5.0)

Retained profit for the year	41.4	8.6	10.2	2.1

Results and Operations for the Year ended December 31, 2005 and December 31, 2004

Revenues

Revenues for the year ended December 31, 2005 were US$491.1 million, an increase of US$10.4 million, or 2%, compared with the year ended December 31, 2004.

Mobile satellite communication services revenues

During 2005, revenues from mobile satellite communication services were US$472.5 million, an increase of US$13.6 million, or 3%, compared with 2004. Growth has been strong in our maritime data and aeronautical sectors, as a result of continued success in our newer services such as Fleet and Swift64; however this growth has been partly offset by the continued decline in our higher priced analogue service as customers migrate to our newer and lower priced digital services in line with expectations. 2005 has also been a year of growth for our leasing business with additional contracts including a new 5-year interoperability contract with the Japanese Civil Aviation Authority. The maritime, land, aeronautical and leasing sectors accounted for 56%, 26%, 5% and 13% of total revenues from mobile satellite communication services respectively during 2005.

Maritime Sector.    During 2005, revenues from the maritime sector were US$267.1 million, an increase of US$15.7 million, or 6%, compared with 2004. This principally reflects an increase in data revenue with a decrease in voice. Revenues from data services in the maritime sector during 2005 were US$165.1 million, an increase of US$18.7 million, or 13%, compared with 2004. The increase in revenues from data services reflects greater demand, as a result of the take-up and utilization of our Fleet services in the new-build market, and increased interest for our smaller terminals with low-speed data capabilities such as Inmarsat-B and mini-M. Revenues from voice services in the maritime sector during 2005 were US$102.0 million, a decrease of US$3.0 million, or 3%, compared with 2004. Historically, our voice revenues for maritime have been affected by the migration of users from our higher-priced analogue service to our lower priced digital services and, in some cases, competition. This has been offset by growth in both our newer Fleet service and various promotions for mini-M and Inmarsat-B, which we have initiated to respond to increased competition.

Land Sector.    In 2005, revenues from the land sector were US$121.8 million, a decrease of US$11.9 million, or 9%, compared with 2004. Revenues from data services in the land sector during 2005 were US$98.2 million, a decrease of US$7.6 million, or 7%, compared with 2004. The decrease is a result of the introduction of pricing on a regional basis (which we refer to as zonal pricing) for our R-BGAN service in addition to a decline in high-speed data traffic following a reduction in traffic in the Middle East and competition from VSAT. Revenues from voice services in the land sector during 2005 were US$23.6 million, a decrease of US$4.3 million, or 15%, compared with 2004. This continues the trend seen over the last few years of declining traffic volumes resulting from competition, principally for our mini-M and Large Antennae mini-M services, from operators of hand-held satellite telephones who offer lower-priced voice services.

Aeronautical Sector.    During 2005, revenues from the aeronautical sector were US$22.7 million, an increase of US$5.8 million, or 34%, compared with 2004. The increase continues to be attributed primarily to our Swift64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition, low-speed data in the classic Aeronautical service benefited from industry growth.

Leasing.    During 2005, revenues from leasing were US$60.9 million, an increase of US$4.0 million, or 7%, compared with 2004. The increase principally resulted from a new 5-year interoperability agreement with the Japanese Civil Aviation Authority in May 2005 and primarily represents a license fee. There was also a short-term positive impact on leasing as a result of the Hurricane Katrina and Rita relief efforts and response to the Pakistan earthquake.

Subsidiary revenues.    Subsidiary revenues represent revenues from Invsat Limited and Rydex Corporation Limited. During 2005, subsidiary revenues were US$11.9 million, a decrease of US$3.0 million, or 20%, compared with 2004. This is due to the disposal of the subsidiaries during 2005 as discussed in “Item 4. Information on the Company—Organizational Structure” above.

Other income.    Other income of US$6.7 million for 2005 consists primarily of income from the provision of conference facilities and leasing certain floors at our head office to external organizations, fees for satellite tracking services and in-orbit support services supplied to third parties and revenue from sales of R-BGAN end user terminals and is largely in line with the previous year.

Employee benefits costs

Employee benefits costs during 2005 were US$96.5 million, an increase of US$9.3 million, or 11% compared with 2004. Included in staff costs for 2004 were severance costs of US$9.3 million. Despite the reduction in average headcount from 2004, staff costs which are mainly paid in Pounds Sterling, remained broadly in line with the previous year due to the adverse movement in our hedged rate of exchange which has increased from US$1.49/£1.00 in 2004 to US$1.77/£1.00 in 2005 (staff costs are in sterling and we report our results in US dollars). In addition in 2005 the Group has recognized US$6.5 million of stock option costs (2004: US$0.1 million) relating principally to the all staff option scheme implemented in November 2004. The options primarily vest over a period of approximately 18 months from July 2005 to December 2006. The remainder of the increase relates to a new share scheme for employees announced in December 2005, which resulted in an additional US$4.0 million charge.

Network and satellite operations costs

Network and satellite operations costs during 2005 were US$38.8 million compared to US$50.0 million during 2004. Included in this category are costs for leasing satellite capacity from Thuraya for the R-BGAN service. In 2005 we incurred only four months of costs as this service contract was cancelled with effect from the end of July 2005. We offset costs for the months of May, June and July offset against amounts we received from third parties in recognition of the delay in delivery of the first of our Inmarsat-4 satellites. The decrease in Thuraya lease costs of US$17.3 million was offset in part by the commencement of warranties and additional costs for site service contracts on our Inmarsat-4 ground infrastructure that we did not incur in 2004.

Other operating costs

During 2005, other operating costs were US$63.6 million, a decrease of US$3.8 million, or 6%, compared with 2004. In 2005 we incurred office rental costs of US$8.0 million (2004: US$0.8 million) following the sale and leaseback of our London head office in November 2004. In addition we incurred US$3.0 million of costs working on a marketing opportunity in Korea with a potential new distribution partner and US$1.0 million of legal fees in the pursuit of various investment opportunities to grow the business. Offsetting these increases was a reduction in sponsorship costs associated with the FIA World Rally Championship (US$3.8 million). In addition the Group recognized a foreign exchange gain in 2005 of US$3.6 million compared with a loss of US$8.1 million in 2004.

Work performed by the Group and capitalized

Own work capitalized of US$25.2 million during 2005 is largely in line with 2004, and relates principally to the continued activity surrounding our Inmarsat-4 satellites and the BGAN service.

EBITDA

As a result of the factors discussed above, EBITDA for 2005 was US$317.4 million, an increase of US$15.5 million, or 5%, compared with 2004. EBITDA margin has increased to 65% for 2005 compared to 63% for 2004.

Gain on disposal of tangible assets

On November 30, 2004, we entered into a sale and 25-year leaseback for our head office building. The gross proceeds from the sale of the building were US$125.1 million, which resulted in a gain on disposal of US$42.6 million in 2004.

Loss on termination of subsidiary undertakings

On September 2, 2005 the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. The Group received US$7.8 million in gross cash proceeds and reported a loss on disposal of US$3.0 million.

On October 17, 2005 the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. The Group received US$2.6 million in gross cash proceeds and reported a gain on sale of US$1.9 million.

Depreciation and amortization

During 2005, depreciation and amortization was US$106.5 million, a decrease of US$17.6 million, or 14%, compared with 2004. This decrease is a result of the change in useful economic lives of our Inmarsat-3 satellites from 10 years to 13 years, which came into effect from October 1, 2004, offset in part by the commencement of depreciation of certain of our Inmarsat-4 satellites and ground infrastructure.

We began to depreciate the first Inmarsat-4 satellite when it entered commercial service in June 2005. From February 2006 we began depreciating the second Inmarsat-4 satellite. The depreciation charge for 2005 for the first Inmarsat-4 satellite and other associated assets was approximately US$19.9 million. Effective October 1, 2005, we prospectively changed the useful economic lives of our Inmarsat-4 satellites from 13 years to 15 years to reflect better the design life of the spacecraft, the better-than-expected performance of the launch vehicles and the adoption of an optimal mission strategy which are expected to extend the orbital life of these satellites.

Operating profit

As a result of the factors discussed above, operating profit during 2005 was US$209.8 million, a decrease of US$10.6 million, or 5%, compared with 2004. The increase in EBITDA and reduction in depreciation and amortization was not sufficient to offset the gain on disposal of property of US$42.6 million we recognized in 2004. Excluding the one-off gain from the property disposal in 2004, operating profit has increased by 18% from 2004 to 2005.

Net interest payable

Interest payable and similar charges for 2005 were US$167.2 million, a decrease of US$0.3 million compared with 2004. Following the IPO of Inmarsat plc (ultimate parent company), the Group restructured its debt facilities and therefore, interest costs have been reduced substantially from those incurred in 2004 including a reduction in the interest rate on the subordinated parent company loan which reduced interest costs by US$20.3 million between 2004 and 2005. See ‘Liquidity and capital resources’. From the IPO proceeds the Group reduced the amount of its Senior Credit Facilities and repaid 35% of its Senior Notes due 2012, which resulted in an additional decrease in interest costs of US$11.6 million. These decreases were offset by certain one-off interest charges including: the write-off of US$19.9 million of deferred financing costs following the refinancing of the previous Senior Credit Facility; the expensing of facility fees on the new Senior Credit Facility of US$2.9 million; the write off of deferred financing costs of US$6.1 million and the payment of a redemption premium of US$12.7 million on the repayment of 35% of the Senior Notes.

Interest receivable and similar income in 2005 was US$10.6 million, an increase of US$6.7 million compared with 2004. The increase principally relates to interest income on cash balances and a US$3.4 million realized gain on an interest rate swap contract on the previous Senior Credit Facility. See “Use of proceeds” and “Liquidity and capital resources”.

Profit before tax

Profit before tax for 2005 was US$53.2 million, a decrease of US$3.6 million compared with 2004 due to a combination of lower net interest payable and depreciation and amortization charges and higher EBITDA offset by the absence of any gains from property disposals.

Income tax expense

The tax charge for 2005 was US$18.3 million, compared to US$15.4 million for 2004. The increase in the tax charge is largely driven by an increase in profit. The effective tax rate has increased from 27% in 2004 to 34% in 2005 due to the fact that in 2004 no tax liability arose upon the sale of our head office building due to the availability of capital losses.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we might be unable to fully transfer such higher costs to customers through price increases.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Group’s principal uses of cash have been for capital expenditure, to fund the development, marketing and distribution of new services and to fund our working capital requirements. Those requirements were met by cash flows from our operating activities as well as from borrowings under bank facilities and issuance of debt. Following the IPO in June 2005 of Inmarsat plc and the related transactions, the Group’s indebtedness and debt service obligations have decreased significantly.

The following table sets out our historical cash flows for each of the periods presented.

	Year ended December 31, 2004	Year ended December 31, 2005
	(US$ in millions)
Net cash from operating activities	280.2	312.5
Net cash used in investing activities	(150.5)	(43.2)
Net cash used in financing activities	(136.5)	(459.9)
Foreign exchange adjustment	0.3	(0.6)

Net decrease in cash and cash equivalents during the year	(6.5)	(191.2)

The Group had gross external debt (excluding deferred satellite payments and subordinated intercompany shareholder funding loan) at December 31, 2005 of US$562.6 million comprising primarily of drawings on the New Senior Credit Facility of US$250.0 million and Senior Notes outstanding of US$310.4 million (gross of US$10.0 million purchase of Senior Notes). The Group had net external debt of US$504.6 million (net of cash and cash equivalents, purchase of Senior Notes, and deferred financing costs).

On May 24, 2005 the Group’s subsidiary Inmarsat Investments Limited signed a new US$550 million Senior Credit Facility led by Barclays Capital, ING Bank N.V. and The Royal Bank of Scotland plc. The facility is for general corporate purposes including refinancing existing debt, and was arranged in connection with the IPO.

The US$550 million five-year Senior Credit Facility consists of a US$250 million amortizing term loan and a US$300 million revolving credit facility. The term loan and drawings under the revolving credit facility incur interest at LIBOR plus an applicable margin initially set at 1.2%. The applicable margin is adjusted according to the company’s ratio of debt to cash flow using a grid. The US$300 million revolving credit facility is undrawn at December 31, 2005.

The New Senior Credit Facility, in combination with existing surplus cash and the proceeds received from Inmarsat plc following IPO, was used to repay the Previous Senior Credit Facility of US$728.0 million.

On July 22, 2005 we used US$185.9 million to redeem 35% of the Senior Notes including interest and redemption premium. In December 2005 the Group’s subsidiary Inmarsat Investments Limited purchased US$10.0 million of the Senior Notes including a premium on purchase of US$0.3 million.

Net cash from operating activities during 2005 was US$312.5 million compared to US$280.2 million during 2004. The increase relates to an additional US$7.9 million of interest income and movements in working capital. In addition we realized a cash gain of US$3.4 million on an amendment to an interest rate swap contract, which fixed interest on a portion of the drawn Previous Senior Credit Facility.

Net cash used in investing activities during 2005 was US$43.2 million compared with US$150.5 million for 2004. During 2005 the Group had an inflow from maturing short-term deposits of US$151.7 million compared to an outflow of US$100.6 million for 2004. In addition the Group received net proceeds of US$9.4 million for the sale of Invsat Limited and Rydex Corporation Limited. During 2005 we continued to make substantial investments in capital expenditure for the construction of our Inmarsat-4 satellites and associated ground infrastructure of US$204.3 million. In 2004 the Group incurred US$34.9 million of costs relating to the private equity transaction in 2003 in addition to US$140.1 million in capital expenditure primarily for the Inmarsat-4 satellites and associated ground infrastructure, offset in part by US$125.1 million of net proceeds from the sale of our head office building at 99 City Road, London.

Net cash used in financing activities during 2005 was US$459.9 million compared to US$136.5 million during 2004. On June 22, 2005 the Company issued share capital to Inmarsat Holdings Limited for $312.0 million in proceeds. A combination of these proceeds, surplus cash and the New Senior Credit Facility (as described above) were utilized to repay borrowings. A principal repayment of the Previous Senior Credit Facility was also made during 2005 in the amount of US$9.5 million. In July 2005 of the Group spent US$167.1 million to redeem 35% of the Senior Notes, and in December 2005 purchased US$10.0 million of these Notes. During 2004 we issued US$477.5 million of Senior Notes and we repaid our bridge borrowings of US$365.0 million, repaid US$62.5 million of our Previous Senior Credit Facility and repaid US$100.0 million of the subordinated parent company loan.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

Debt

Our third-party indebtedness at December 31, 2005 was US$561.7 million. This primarily comprised the term loan under our Senior Facility Agreement in an aggregate principal amount of US$250.0 million, and US$310.4 million principal amount of indebtedness under the Senior Notes (gross of US$10.0 million purchase of Senior Notes). In addition, we have a further US$300.0 million Revolving Committed Facility available and undrawn under the Senior Facility Agreement.

The borrower under the Senior Facility Agreement is Inmarsat Investments Limited. Inmarsat Investments Limited’s obligations under the Senior Facility Agreement are guaranteed by Inmarsat Group Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and Inmarsat (IP) Company Limited. The borrower’s obligations under the Senior Facility Agreement are secured by a pledge over the shares of Inmarsat Ventures Limited.

Under the new Senior Facility Agreement as discussed above the term loan and drawings under the revolving committed facility are initially priced at 120bp above LIBOR, which is payable quarterly, and thereafter tied to a leverage grid. The US$300 million revolving committed facility was undrawn at December 31, 2005.

The revolving facility is available (subject to satisfaction of drawing conditions) until the earliest of the date on which the term loan is repaid in full or cancelled and May 24, 2010. Each advance under the revolving facility must be repaid on the last day of each interest period with respect to the advance and amounts repaid may be redrawn (subject to satisfaction of certain conditions).

Under the Senior Facility Agreement, we have agreed to maintain specified ratios of EBITDA to total net interest payable, total net debt to EBITDA and senior net debt to EBITDA.

The Senior Facility Agreement contains customary events of default.

The Senior Facility Agreement contains customary covenants, including restrictions on the ability of Inmarsat Investments Limited to make payments on the subordinated intercompany note proceeds loans. Under the Senior Facility Agreement and the intercreditor agreement, Inmarsat Investments Limited may pay interest (but not principal), fees, expenses or other amounts (including reasonable legal fees and taxes) on the subordinated intercompany note proceeds loans; however, these payments will be suspended for specified periods during an event of default under the Senior Facility Agreement.

Future drawings under the Senior Facility Agreement will be available only if, among other things, we meet the financial covenants in the Senior Facility Agreement. Our ability to meet those covenants will depend on our results of operations, which may be affected by factors outside of our control. See “Risk Factors—We require a significant amount of cash to make payments on the notes and to service our debt. Our ability to generate sufficient cash depends on a number of factors, many of which are beyond our control.”

Inmarsat Finance plc completed an offering of US$375 million aggregate principal amount 7 5/8% Senior Notes due 2012 in January 2004. In April 2004, Inmarsat Finance plc issued a further US$102.5 million aggregate principal amount of 7 5/8% Senior Notes due 2012. The Senior Notes are guaranteed on a senior basis by Inmarsat Group Limited, the parent company of Inmarsat Finance plc, and on a senior subordinated basis by Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Ltd and Inmarsat Launch Company Limited. The proceeds from each offering of Senior Notes were loaned by Inmarsat Finance plc to Inmarsat Investments Limited pursuant to separate subordinated intercompany note proceed loans which provide that interest will accrue at a rate sufficient to fund interest on the Senior Notes (including default interest) and, if applicable, additional amounts. In July 2005 the Group redeemed 35% of its Senior Notes, reducing the notes outstanding from US$477.5 million to US$310.4 million. In December 2005 Inmarsat Investments Limited purchased US$10.0 million of our Senior Notes for US$10.5 million including accrued interest of US$0.2 million and a premium of US$0.3 million.

Interest on the Senior Notes is payable semi-annually on March 1 and September 1 of each year. The Senior Notes are redeemable, at the option of Inmarsat Finance plc, in whole or in part, at any time on or after March 1, 2008 at 103.813% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after March 1, 2011.

The indenture governing the Senior Notes contains customary covenants, limitations and requirements. In particular, covenants limit the ability of Inmarsat Group Limited to make payments to Inmarsat Group Limited to an amount equal to 50% of the net income of Inmarsat Group Limited (including 100% of any net loss) from April 1, 2004. The indenture also requires Inmarsat Finance plc to commence and consummate an offer to purchase the Senior Notes for 101% of their aggregate principal amount, together with any additional amounts and any accrued and unpaid interest owed on the Senior Notes to the date of purchase, upon events constituting or which may constitute a change of control of Inmarsat plc, our ultimate parent company.

The indenture also provides for events of default, which, if any of them occur, would permit or require the principal of, premium, if any, interest and other monetary obligations on the Senior Notes to be declared to be immediately due and payable.

CAPITAL EXPENDITURES

We have incurred significant, and expect to continue to incur further capital expenditures to fund the construction, launch and insurance of our Inmarsat-4 satellites and the development, marketing and distribution of our next-generation services. In addition, we will incur capital expenditure to maintain our existing network assets and premises in the normal course of business. We expect the total capital costs of constructing three Inmarsat-4 satellites and ground infrastructure, launching two Inmarsat-4 satellites, and developing our next-generation services to be approximately US$1.5 billion (including our estimate of the cost of launch insurance for our Inmarsat-4 satellites). Of this amount, as of December 31, 2005, we had incurred US$1.1 billion in connection with constructing the three Inmarsat-4 satellites, building ground-based transmission facilities and systems at Fucino, Italy and Burum, the Netherlands and developing our next-generation services.

The following table summarizes our capital expenditure for the periods set out below.

	2004	2005
	(US$ in millions)
Total capital expenditure	(140.3)	(305.0)

We estimate that the remaining cost to complete the construction of the Inmarsat-4 ground infrastructure will be approximately US$400 million. The three Inmarsat-4 satellites are now complete, with two successfully launched in 2005 and the third being held in storage.

If, in the future, we decide to launch our third Inmarsat-4 satellite, we expect to incur approximately US$140 million of launch costs and additional launch insurance costs.

We estimate that our capital expenditure not related to new satellite programs, which we refer to as maintenance capital expenditure, will be in the range of US$15.0 million to US$25.0 million a year over the next ten years. In addition, we may choose to incur additional capital expenditure in any year to fund revenue-enhancing projects.

CONTRACTUAL OBLIGATIONS

The following table summarizes contractual obligations, commercial commitments and principal payments under our debt instruments that we would have been obliged to make as of December 31, 2005.

	Actual Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(US$ in millions)
Long-term debt obligations	1,215.3	—	100.0	150.0	965.3
Short-term debt obligations	0.9	0.9	—	—	—
Capital commitments relating primarily to Inmarsat-4 satellites(1)	119.2	20.6	20.1	7.5	71.0
Deferred satellite payments	52.7	10.5	18.4	13.0	10.8
Operating leases
Land and buildings(2)	186.1	8.8	16.9	16.8	143.6
Other(3)	36.3	11.8	18.2	6.2	0.1
Other (non-cancellable agreements)(4)	6.6	3.6	3.0	—	—

Total contractual obligations	1,617.1	56.2	176.6	193.5	1,190.8

(1)	Over the course of our Inmarsat-4 satellite construction contract, we or the manufacturer may suggest or require changes as a consequence of milestone-related or other testing or other technological developments. Those variations typically require price adjustments or, in certain circumstances, could result in delays to our payment obligations. Delays in our Inmarsat-4 program could result in our contractual commitments becoming payable in later periods.

(2)	Relates to the 25-year leaseback of head office building 99 City Road, London.

(3)	Relates primarily to network and satellite services contracts.

(4)	Relates primarily to warranty costs associated with the BGAN and R-BGAN programs.

RESEARCH AND DEVELOPMENT

Research and development costs were US$0.2 million during the year ended December 31, 2005, a decrease of US$0.1 million, compared with the year ended December 31, 2004. We expect Research and Development costs to increase in future periods now the Inmarsat-4 development program is virtually finished.

OFF BALANCE SHEET ARRANGEMENTS

We do not currently have any off-balance sheet arrangements other than operating leases. See “Contractual Obligations”.

TREND INFORMATION

Please see “—Operating Results” and “Item 4. Information on the Company—Business Overview” for trend information.

Significant Factors Affecting Our Results of Operations

Effect of Global Events

Demand from government, media and international aid organizations for our services increases, sometimes substantially, in areas affected by global events.

Demand for our services in areas affected by global events continued in 2005 reflecting continued military activity in the Middle East region and relief efforts for Hurricanes Katrina and Rita in the United States and in response to the Pakistan earthquake. It is unclear whether this level of demand will continue in 2006 or future periods. Although a portion of these revenues may be sustainable, a decrease in global security activity in the Middle East region may have a corresponding adverse impact on our future revenues and results of operations.

Effect of Shift from Voice to Data

The mix of our data and voice services has changed during the periods under review. As a percentage of mobile satellite communications services revenues, revenues from voice services decreased from 32.4% during 2003 to 27.6% during 2005, while revenues from our data services increased from 54.9% to 59.5% over the same period. Our voice revenues have declined primarily due to the migration of end-users from our higher priced analogue services to our lower priced digital services and to the loss of voice traffic to lower priced voice services provided by competitors, principally the voice handheld services of Iridium, Globalstar and Thuraya. We expect the decline in voice revenues to continue in the near to medium term, but at lower rates than we have experienced during the periods under review. We also expect data revenues to increase in the future, particularly as we roll out our BGAN services. The growth in data revenues is expected to more than offset the decline in voice revenues during this period.

Effect of Price Reductions and Volume Discounts

Following our transition to a private company in April 1999, we entered into distribution agreements with our distribution partners. These agreements required us to reduce the weighted average price of most of our services by 4% per year until the agreements expired on 15 April 2004. To offset these mandatory price reductions, we generally sought to increase traffic volumes during the periods under review.

On April 15, 2004, we revised our distribution arrangements by entering into the Distribution Agreements to govern our future relationship with our distribution partners. Under the new agreements, for each of our services a distribution partner provides to end-users, the distribution partner must pay us a fixed price (expressed in US dollars per chargeable unit) multiplied by the volume of traffic that the distribution partner generates in relation to that service. Prices are subject to service-specific, volume-based discounts for distribution partners that reach specified sales volume targets in any financial year. Our new Distribution Agreements provide that, in the initial pricing period (i.e., from April 15, 2004 until December 31, 2008) we will make available to distribution partners volume discounts in a minimum annual amount equal to 6.0% (pro rated during 2004 for the nine months ending December 31,), 6.5% (2005) and 7.0% (2006, 2007 and 2008) of Inmarsat Global Limited’s previous-year revenue from “demand-assigned” services (i.e., existing and next-generation services, other than leasing and radio-determination services). To the extent that the value of volume discounts and other incentives our distribution partners earn is less than the minimum amount specified in the preceding sentence in any year (at least to the end of 2008), we must add such shortfall to the minimum incentive amount for distribution in the following year, and can allocate it in a variety of forms, including price promotions, reductions or incentives. As a result of these volume-based discounts, our mobile satellite communications services revenues are increasingly affected as the year progresses because the discount increases as distribution partners achieve higher aggregate volumes for the period. Accordingly, the effect of these volume discounts will influence our quarterly results of operations.

The minimum volume discount percentages referred to in the previous paragraph should not be confused with the mandatory 4% year-on-year reduction required under our previous distribution agreements. Historically, the mandatory price reductions were partially achieved through the use of volume discounts. The minimum volume discount percentages in the Distribution Agreements reflect the aggregate minimum volume discounts available in a specified year, rather than an overall year-on-year price reduction similar to that required under the previous distribution agreements. To derive minimum year-on-year increases in volume discounts available under the provisions of the Distribution Agreements, it is necessary to consider the year-on-year increment rather than the percentage itself (i.e., 6.5% in 2005 versus 6.0% in 2004, a difference of 0.5%). The volume discount for the 12 months ended December 31, 2005 was 9.1% of our revenues from “demand assigned” services we provided to our distribution partners during the twelve months ended December 31, 2004.

In addition to the preceding incentives, from 2005 onwards, the Distribution Agreements require us to provide an additional incentive to our distribution partners in the form of either (at the relevant distribution partner’s option) a cash payment or a credit against future services, in either case, if we exceed certain consolidated airtime revenue amounts. These revenue amounts were fixed for 2005 and 2006, and have now been set for 2007 and 2008.

Subject to cost and revenue-neutral alterations, the initial prices and discounts set out in the Distribution Agreements are effective until December 31, 2007. The Distribution Agreements contain procedures to establish new prices and discounts for periods after 2007.

Effect of End-user Migration from Analogue to Digital Services

During the periods under review, we have continued to migrate enterprise level users from our older, less technically efficient analogue services to our newer digital services. In addition to enabling higher speed service for the end-user, digital technology allows us to use our satellite capacity more efficiently. In particular, digital signal processing technology and the use of spot beams enable us to carry higher total traffic. To date, a substantial number of end-users, principally in the maritime sector, have migrated from analogue to digital services. As a percentage of mobile satellite communications services revenues, revenues from our analogue service decreased from 9.1% during 2003 to 4.2% during 2005. As per-minute prices for analogue services are higher than those for digital services, this migration of end-users has had a negative impact on our mobile satellite communications services revenues. We intend to cease supporting analogue services (specifically Inmarsat A) at the end of 2007. Although the migration from analogue to digital services has caused our revenues to decrease, the transition to digital services has greatly increased the capacity of our existing satellites. Thus, if demand for digital services continues to grow, we will have significant additional capacity available to satisfy the increase.

Effect of Headcount Reductions

In January 2006 Management announced its intention to restructure the organization to reflect the fact that the Inmarsat-4 programme was virtually complete. The principal action in the restructuring plan involved a redundancy programme. The redundancies primarily will relate to those employees who were involved in the Inmarsat-4 programme. The departure of staff will be phased across the year as work is completed and the corporate structure is realigned. Management have estimated the total cost of the redundancy programme to be between approximately US$6.0 million and US$8.0 million in 2006. The redundancy costs have not been recognized as a liability for the year ended December 31, 2005.

Effect of Inmarsat-4 Satellite Program and Development of Next-generation Services

We have incurred significant capital expenditure to fund the construction and launch of our Inmarsat-4 satellites and the development, marketing and distribution of next-generation BGAN services. We expect the total capital cost of commencing operation of our Inmarsat-4 satellites and developing our next-generation BGAN services to be approximately US$1.5 billion, although the final cost may vary. We began to depreciate the development costs associated with our R-BGAN services upon its introduction, and have now started to depreciate the cost of the Inmarsat-4 program and our remaining BGAN services development costs as each Inmarsat-4 satellite becomes available for commercial service. The increase in depreciation expense will have a significant impact on our results of operations in future periods.

In addition, in the event that we encounter problems upon the launch or the in-orbit operation of our Inmarsat-4 satellites or in the development or rollout of our BGAN services, we may be required to perform an impairment review, which could result in a write-down of the carrying book value of our Inmarsat-4 satellite assets in the relevant period. Furthermore, once our remaining Inmarsat-4 satellites are in orbit, we may re-evaluate the depreciable lives of those assets in light of their revised estimated useful lives (which may change from our current expectations, depending on future events).

Following the successful deployment of our Inmarsat-4 satellite fleet, we have now launched our BGAN services. We believe our BGAN service offering will enable us to exploit the profitable growth opportunities presented by existing and new end-users’ increasing demand for high-bandwidth mobile communication services, as evidenced by the strong underlying growth in data services we have experienced in recent years. In addition, the incremental capacity from our next-generation broadband network should allow us opportunities to expand significantly our leasing business.

Effect of Weakness in US Dollar Relative to Pound Sterling

We use the US dollar as our functional and reporting currency. While almost all of our revenues are denominated in US dollars, the majority of our operating expenses and a small proportion of our capital expenditures are denominated in currencies other than the US dollar. Our primary exchange rate risk is against pounds sterling. During the periods under review, the US dollar has significantly weakened against the pound sterling, but the effects of this weakness were largely offset by our existing currency hedging arrangements. As our hedging arrangements are relatively short-term (generally up to 24 months), continued weakness in the US dollar will adversely affect our results of operations in 2006 and future periods.

Galileo

Inmarsat has been in discussions to be a member of the consortium to form the Galileo Operating Company (GOC). Galileo is the European Union project to develop a new, advanced global satellite navigation system. Galileo will be implemented through a Public Private Partnership.

Inmarsat will have the overall management leadership of one of the prime contractors to the GOC—the Galileo Operations Company (OpCo). OpCo will be responsible for procuring, operating and maintaining the Galileo System Network.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

(A)    Inmarsat plc

Board of Directors

Inmarsat plc is our ultimate parent company and manages each member of the Group.

The table below sets out the names of the directors of Inmarsat plc, their ages and their current positions.

Name	Age	Position
Andrew Sukawaty	50	Chairman and Chief Executive Officer
Michael Butler	42	Executive Director and Chief Operating Officer
Rick Medlock	46	Executive Director and Chief Financial Officer
Sir Bryan Carsberg	67	Non-executive Director—Independent Director
Stephen Davidson	50	Non-executive Director—Independent Director
Admiral James Ellis Jr (ret)	58	Non-executive Director—Independent Director
John Rennocks	60	Non-executive Director—Independent Director and Deputy Chairman

The address for each director is c/o Inmarsat plc, 99 City Road, London EC1Y 1AX, United Kingdom.

Andrew Sukawaty, joined the Company as Chairman in December 2003 and was appointed Chief Executive Officer in March 2004. He is non-executive chairman of Xyratex Ltd. (Nasdaq). He is a non-executive director of O2 plc and non-executive director of Powerwave Technologies Inc. (Nasdaq). He is the former chairman of Telenet Communications NV, a Belgian cable TV operator and is currently non-executive deputy chairman of Cable Partners Europe. Between 1996 and 2000, he served as chief executive officer and president of Sprint PCS. Prior to serving at Sprint PCS, Mr. Sukawaty was chief executive officer of NTL Limited and chief operating officer of the UK cellular operator One 2 One (T Mobile, UK). Previously, he held various management positions with US West and AT&T. Mr. Sukawaty holds a BBA from the University of Wisconsin and an MBA from the University of Minnesota.

Rick Medlock, joined the Board in September 2004. Prior to joining Inmarsat, he had served as chief financial officer and company secretary of NDS Group plc (Nasdaq and Euronext) for eight years from 1996. Mr. Medlock previously served as chief financial officer of several private equity backed technology companies in the United Kingdom and the United States. He is a Fellow of the Institute of Chartered Accountants of England and Wales. Mr. Medlock holds an MA in Economics from Cambridge University.

Michael Butler, joined the Board in December 2003. He has served as Managing Director of Inmarsat Global Limited since May 2000 and became Chief Operating Officer in June 2004. Prior to joining Inmarsat, he was the managing director of MCI WorldCom International in the United Kingdom. Between May 1994 and April 2000, he held various general management positions, initially at MFS Communications Limited and subsequently MCI WorldCom International following WorldCom’s acquisition of MFS at the end of 1996. Between 1988 and 1994, he was employed by British Telecommunications plc in senior sales roles within the international and domestic divisions. Between January 1983 and November 1988, he held a number of business development and marketing positions within the various business units of 3M (UK) PLC. He holds an HNC in Business and Finance and a Diploma from the Chartered Institute of Marketing.

John Rennocks, joined the Board in January 2005. He is an independent non-executive chairman of Diploma plc and Nestor Healthcare Group plc, and a non-executive director of several other companies. He has broad experience in biotechnology, support services and manufacturing. Mr. Rennocks previously served as a director of Inmarsat Ventures plc, and as Executive Director-Finance for British Steel plc/Corus Group plc, Powergen plc and Smith & Nephew plc. Mr. Rennocks is a Fellow of the Institute of Chartered Accountants of England and Wales.

Sir Bryan Carsberg, joined the Board in June 2005. He is currently Chairman of the Council of Loughborough University. He is an independent, non-executive director of RM plc and SVB Holdings PLC. He was the first Director General of Telecommunications (head of Oftel, the telecommunications regulator that preceded Ofcom) from 1984 to 1992, Director General of Fair Trading from 1992 to 1995 and Secretary General of the International Accounting Standards Committee (predecessor of the International Accounting Standards Board) from 1995 to 2001. He was an independent, non-executive director of Cable and Wireless Communications plc from 1997 to 2000 and non-executive Chairman of MLL Telecom Ltd from 1999 to 2002. Sir Bryan is a Fellow of the Institute of Chartered Accountants of England and Wales and an Honorary Fellow of the Institute of Actuaries; he was knighted in January 1989. He holds an M.Sc. (Econ) from the University of London (London School of Economics).

Admiral James Ellis Jr (ret), joined the Board in June 2005. He is President and Chief Executive Officer of the Institute of Nuclear Power Operations (INPO), with headquarters in Atlanta, Georgia. INPO, with the support of the commercial nuclear industry, is an independent, nonprofit company whose mission is to support the highest levels of safety and reliability—to promote excellence—in the operation of nuclear electric generating plants. Admiral Ellis retired from the U. S. Navy in 2004 as Commander, United States Strategic Command. He was responsible for the global command and control of US strategic forces to meet decisive national security objectives. Admiral Ellis is a graduate of the US Naval Academy and was designated a Naval Aviator in 1971 and held a variety of sea and shore assignments in the United States and abroad. He holds Master of Science degrees in Aerospace Engineering and in Aeronautical Systems. He is a native of South Carolina and also serves as a Director of the Lockheed Martin Corporation, Level 3 Communications and Burlington Capital Group.

Stephen Davidson, joined the Board in June 2005. Mr Davidson is Chairman of SPG Media plc and Enteraction TV Ltd. He has held various positions in investment banking, most recently at West LB Panmure where he was Global Head of Media and Telecoms Investment Banking then Vice Chairman of Investment Banking. From 1992 to 1998 he was Finance Director then Chief Executive Officer of Telewest Communications plc. He was Chairman of the Cable Communications Association from 1996 to 1998. He holds an MA (first class) in Mathematics and Statistics from the University of Aberdeen.

Senior Management

In addition to the executive management on our Board, the day-to-day management of the Group is conducted by the following senior managers:

Name	Age	Position
Alan Auckenthaler	59	Vice President, Inmarsat plc
Richard Denny	53	Vice President of Satellite and Network Operations, Inmarsat Global Limited
Paul Griffith	41	Vice President of Inmarsat Global Limited
Alison Horrocks	43	Company Secretary, Inmarsat plc
Eugene Jilg	70	Chief Technical Officer, Inmarsat plc; Vice President of Product Evolution, Inmarsat Global Limited
Debra Jones	48	Vice President of Business and Customer Operations, Inmarsat Global Limited
Perry Melton	45	Vice President of Sales and Marketing, Inmarsat Global Limited
Leo Mondale	46	Vice President of Business Development and Strategy, Inmarsat plc
Rupert Pearce	42	Group General Counsel, Inmarsat plc

The following is a brief biography of the above senior managers:

Alan Auckenthaler was General Counsel of Inmarsat Ventures Limited and its intergovernmental predecessor from January 1994 to June 2004, and was a member of the intergovernmental organization’s legal department from 1983 to 1989, serving as Deputy General Counsel. His legal career in the satellite communications industry began in 1979 at American Satellite Corporation, where he became deputy general counsel and assistant vice president. In 1989, he moved to US WEST International, where he served as general counsel until 1992. In 1993, he moved to US WEST, Inc, where he held the position of senior attorney. Mr. Auckenthaler was educated at the George Washington University, where he received a Master of Science in Telecommunications Policy in 1982. He received his JD in 1975. He received his BA from the University of Maryland in 1968.

Richard Denny has held various positions responsible for the control of our satellites since he joined Inmarsat Global Limited and its intergovernmental predecessor in August 1988. Since November 1998, he has been Vice President of Satellite and Network Operations, with responsibility for satellite control, network operations, network frequency and spectrum management. Prior to joining Inmarsat Global Limited, from 1984 to 1988, Mr. Denny worked with AUSSAT Pty Limited in Australia in connection with the establishment of the company’s satellite control facilities and subsequent satellite operations. Between 1971 and 1984, he held various positions in the satellite communications field with OTC, an Australian international communications carrier. Mr. Denny received his diploma in Electronics and Communications from North Sydney Technical College in 1974.

Paul Griffith joined Inmarsat Global Limited as Director, Business Evolution in September 2002 and was appointed Vice President, in January 2003. Prior to this, Paul was marketing director for Datapoint Group, a European call centre professional services business and Marketing Director for FirstMark Communications a broadband wireless start up. Between 1989 and 2000, he worked for British Telecommunications Ltd in a variety of commercial roles covering product management, marketing, business development and corporate strategy in both UK and international business markets. Paul began his career at Air Products where he held engineering, sales and market development positions from 1986 to 1989. He holds a Master of Engineering degree in Chemical Engineering from Imperial College, London University and an MBA (Distinction) from London Business School.

Alison Horrocks has been Secretary to the Board since its inception and also serves the boards of Inmarsat’s other main operating companies. She was previously group company secretary of International Public Relations plc, a worldwide public relations company. She is a Fellow of the Institute of Chartered Secretaries and Administrators.

Eugene Jilg returned to Inmarsat Ventures Limited in January 1999 as our acting Vice President of Corporate Affairs and Strategy and subsequently was appointed as Chief Technical Officer and is also Vice President, Portfolio Evolution, Inmarsat Global Limited. Previously, between November 1989 and April 1998, he held various positions within the intergovernmental predecessor principally managing satellite programmes and operations. Prior to joining Inmarsat, between August 1984 and September 1989, Mr. Jilg co-owned and co-managed Celsius Joint Venture, doing business as Case Parts Company. Between 1979 and 1984, Mr. Jilg was Deputy Director of the Space Systems Division of Ford Aerospace and Communications Corporation. Prior to this, from 1964, he held various positions at Communications Satellite Corporation. Prior to 1964, Mr. Jilg was, inter alia, employed by the US Government and was an officer in the US Navy. He holds a BS degree and an MS degree in Mechanical Engineering from Stanford University.

Debra Jones has been the Vice President of Business and Customer Operations, Inmarsat Global Limited since November 2000. Between 1995 and 2000, she was the senior human resources adviser for Eversheds Solicitors in Cardiff. Between 1988 and 1995, she was the head of personnel at Companies House in Cardiff. Between 1983 and 1988, Ms. Jones held various operational, information technology supervisory and management positions at the Department of Trade and Industry and the Office for National Statistics. She is a member of the Chartered Institute of Personnel and Development.

Perry Melton has been with Inmarsat Global Limited and its intergovernmental predecessor since 1992 and is the Vice President of Sales and Marketing. Prior to his current position, between 1992 and April 2002 Mr. Melton held various management positions, including Vice President of Strategic Development, manager of our Inmarsat-4 satellite investment planning team and head of procurement and contracts. Between 1982 and 1992, Mr. Melton gained considerable experience in the space and information systems industries through his employment in various finance and contracts positions with Lockheed Martin. Mr. Melton was educated at University of Notre Dame, where he received a BA degree in English Literature.

Leo Mondale joined Inmarsat in September 2004 and is based in Washington, D.C. Mr. Mondale is a lawyer, and was most recently a partner in Thaler Associates, a firm providing consulting and transactional services to enterprises engaged in trans- Atlantic business. Mr. Mondale served as president of the Washington, D.C. office of Arianespace Inc. from March to December 2000, and was responsible for sales, marketing and governmental affairs in the United States. Prior to that role, he was involved in the Iridium project initiation programme at Motorola Satellite Communications, and spent the following nine years at Iridium in a range of posts, including senior vice president and chief financial officer. Mr. Mondale has a BA and a JD from George Washington University, Washington D.C.

Rupert Pearce joined Inmarsat in January 2005 from Atlas Venture, a venture capital company, where he was a partner working with the firm’s European and US investment teams on investment, divestment, M&A and corporate finance transactions and was a member of the firm’s investment and exit committees. He was previously a partner at the international law firm Linklaters, where he spent 13 years specialising in corporate finance, M&A and private equity transactions. He received an MA in Modern History from Oxford University, and won the 1995 Fulbright Fellowship in US securities law, studying at the Georgetown Law Center. He is a Visiting Fellow of the Tanaka Business School, Imperial College, London.

There are no family relationships between any director and senior management.

BOARD PRACTICES

Corporate Governance

Our parent company, Inmarsat plc has established audit remuneration and nomination committees.

Audit Committee

The audit committee of the Board of directors of Inmarsat plc comprises John Rennocks (Chairman), Sir Bryan Carsberg and Stephen Davidson. All members of the audit committee are independent, non-executive directors and have significant, recent and relevant financial experience. By invitation, the meetings of the audit committee may be attended by the Chairman and Chief Executive Officer, Chief Financial Officer and the internal and external auditors.

The audit committee has particular responsibility for monitoring the adequacy and effectiveness of the operation of internal controls and risk management and ensuring that the Group’s financial statements present a true and fair view of the Group’s financial position. Its duties include keeping under review the scope and results of the audit and its cost effectiveness, consideration of management’s response to any major external or internal audit recommendation and the independence and objectivity of the internal and external auditors.

During the year to December 31, 2005, the audit committee reviewed and endorsed, prior to submission to the Board, half-year and full-year financial statements and results announcements and the quarterly financial reports for the Company and Inmarsat Group Limited. It considered internal audit reports and risk management up-dates, agreed external and internal audit plans and received up-dates on management responses to audit recommendations. The audit committee also approved recommendations on the review of accounting policies and monitored progress on two significant projects affecting the Group, namely implementation of International Financial Report Standards and preparedness for complying with the requirements of Section 404 of the Sarbanes-Oxley Act 2002 for its US reporting subsidiaries.

The Company Secretary, as Chairman of the Disclosure Committee, reported on matters that affected the quality and timely disclosure of financial and other material information to the Board, to the public markets and to shareholders. This enabled the Audit Committee to review and clarify the completeness of financial reporting disclosures prior to their release by the Board.

Remuneration Committee

The remuneration committee of the Board of directors comprises Stephen Davidson (Chairman), Sir Bryan Carsberg and Admiral James Ellis Jr (ret). All committee members are independent, non-executive directors.

The remuneration committee, on behalf of the Board, meets as and when necessary to review and approve as appropriate the remuneration of the executive directors and senior management and major remuneration plans for the Group as a whole. The remuneration committee appraises the Chairman and Chief Executive Officer against his written objectives. Similarly, the Chairman and Chief Executive Officer appraises the other executive directors. The remuneration committee approves the setting of objectives for all of the executive directors and authorizes their annual bonus payments for achievement of objectives. The remuneration committee provides remuneration packages sufficient to attract, retain and motivate executive directors required to run the Company successfully but does not pay more than is necessary for this service. The remuneration committee is empowered to recommend the grant of share options under the existing share option plans and to make awards under the long-term incentive plans. The remuneration committee considers there to be an appropriate balance between fixed and variable remuneration and between short and long-term variable components of remuneration. All of the decisions of the remuneration committee on remuneration matters in 2005 were reported to and endorsed by the Board.

Nominations Committee

The nominations committee of the Board of directors comprises Andrew Sukawaty (Chairman), John Rennocks and Admiral James Ellis Jr (ret).

The nominations committee did not meet during 2005 but, on an ongoing basis, expects to meet as and when necessary but at least twice a year. The nominations committee has responsibility for nominating to the Board, candidates for appointment as directors, bearing in mind the need for a broad representation of skills across the Board. The nominations committee will also make recommendations to the Board concerning the re-appointment of any independent, non-executive director by the Board at the conclusion of his or her specified term; the re-election of any director by shareholders under the retirement provisions of the Company’s articles of association; and changes to senior management.

(B)    Management of the Issuer

Board of Directors

The directors of Inmarsat Finance plc are Andrew Sukawaty, Michael Butler and Rick Medlock.

Audit Committees

The audit committee of Inmarsat Group Limited is comprised of Andrew Sukawaty and Michael Butler, neither of whom the board of directors considers to be an audit committee financial expert, and neither of whom is independent (as such term is defined under the rules adopted by the New York Stock Exchange pursuant to the Sarbanes-Oxley Act of 2002). We believe that the members of Inmarsat Group Limited’s audit committee have sufficient experience to perform their responsibilities. Neither the issuer nor the guarantor is required under its law of incorporation to include financial experts on its audit committee.

COMPENSATION

In the year ended December 31, 2005, Inmarsat Group Limited paid or accrued compensation (including salary, bonus, benefits and pension) of US$7.8 million to the executive directors and senior management employed during that period. This includes compensation in all capacities with respect to Inmarsat plc and its subsidiaries.

The following table sets out the total compensation for prior and current directors of Inmarsat plc for the year ended December 31, 2005.

	Year ended December 31, 2005
	Salaries/Fees	Bonus	Benefits	Total	Pension
	(US$000)
Executive directors
Andrew Sukawaty	570	673	32	1,275	70
Rick Medlock	436	256	19	711	19
Michael Butler	456	354	9	819	19
Non-executive directors
David Preiss (resigned May 31, 2005)	—	—	—	—	—
Richard Wilson (resigned May 31, 2005)	—	—	—	—	—
Graham Wrigley (resigned May 31, 2005)	—	—	—	—	—
Bjarne Aamodt (resigned November 11, 2005)		—	—		—
Sir Bryan Carsberg (appointed June 22, 2005)	42	—	—	42	—
Stephen Davidson (appointed June 22, 2005)	44	—	—	44	—
Admiral James Ellis Jr (ret) (appointed June 22, 2005)	84	—	—	84	—
John Rennocks (appointed January 4, 2005)	114	—	—	114	—

	1,746	1,283	60	3,089	108

1.	The pension for Andrew Sukawaty includes an annual salary supplement in lieu of employer pension contribution.

2.	From his date of appointment to December 31, 2005, the fee for Admiral James Ellis Jr (ret) included US$42,054 as a director of Inmarsat Inc, a wholly-owned subsidiary in the US.

3.	Upon the IPO, each of Sir Bryan Carsberg, Stephen Davidson and Admiral James Ellis Jr (ret) purchased ordinary shares in the company at a discount to market value equalling US$70,793 each and John Rennocks purchased ordinary shares at a discount to market value equalling US$132,729.

Service Contracts

The Chairman, who is also the Chief Executive Officer, has a service agreement for his services as Chief Executive Officer effective from June 17, 2005. The notice period to be given by either party is one year.

The Chief Financial Officer has an employment contract dated June 17, 2005. The notice period to be given by either party is one year.

The Chief Operating Officer has an employment contract dated June 17, 2005. The notice period to be given by either party is one year.

Fees for non-executive Directors are determined by the Board annually, taking advice as appropriate and reflecting the time commitment and responsibilities of the role. Non-executive Directors’ fees currently comprise a basic fee of £40,000 per annum plus additional fees of £5,000 per annum for each committee chairmanship and £2,500 per annum for each committee membership.

The Deputy Chairman and Senior Independent Director receives a basic fee of £75,000 per annum which includes fees for any committee membership plus a fee of £5,000 per annum for chairmanship of the Audit Committee.

Admiral James Ellis Jr (ret) also receives a fee in respect of his directorship of Inmarsat Inc which is £40,000 per annum.

Non-executive Directors do not participate in any annual bonus nor in the pension scheme, healthcare arrangements nor in any of the Company’s long-term incentive plans. The Company repays the reasonable expenses they incur in carrying out their duties as Directors.

Non-executive Directors have letters of appointment instead of service contracts.

Pension Plans

Since April 1999 (when Inmarsat Ventures Limited was incorporated), we have operated the following pension schemes to provide benefits to employees.

Pensionsaver plan

This plan is established pursuant to a trust deed and is managed by a trustee company. All UK employees on regular appointment or fixed-term staff (if provided for in their contract of employment) who are aged 18 or over may join this plan. Employees may be able to transfer benefits into this plan from other UK approved pension plans. Contributions to this plan are age-related. All contributions including those we make are invested in a retirement account in the employee’s name. On retirement, the employee’s account is used to provide a pension of the employee’s choice with the option to take part of the account as a tax-free cash payment. In addition, Inmarsat pays the cost of the employee’s life insurance and disability scheme benefits.

Pensionbuilder plan

This plan is established pursuant to a trust deed and managed by a trustee company. This plan combines a defined benefit tier with a defined contribution tier. This plan provides benefits based on the employee’s salary up to a maximum of the UK Inland Revenue earnings cap. The defined benefit tier provides a pension determined by the employee’s pensionable service and final pensionable salary. The defined contribution tier provides benefits determined by contributions paid into the employee’s retirement account, investment growth on those contributions and the cost of buying a pension at retirement. Only employees who were contributing members of the Inmarsat Staff Pension and Death Benefit Plan on December 31, 1998 were eligible to join this plan. This plan has been closed to new entrants. In addition, Inmarsat pays the cost of the employee’s life insurance and disability scheme benefits.

International pension plan

This plan is established pursuant to a trust deed and is managed by trustees. Contributions by the employee and our contributions are fixed according to the employee’s age. Contributions are paid into an individual account held in the name of the trustees. An employee’s plan is invested by a professional pension fund manager that we recommend and who is appointed by the trustees. At retirement, the employee can take the value of his plan as a lump sum payment or use his or her plan to buy a pension. All our non-UK tax domiciled employees who were employees of our predecessor in business, the International Mobile Satellite Organization, before January 1, 1999 were eligible to join this plan and such employees joining us on or after January 1, 1999 are eligible to join this plan once they reach the age of 18. In addition, Inmarsat pays the cost of the employee’s life insurance and disability scheme benefits.

Inmarsat funded unapproved retirement benefits plan

This plan is for former members of the Inmarsat Staff Pension and Death Benefit Plan at December 31, 1998. This plan is established under a formal trust deed. Contributions and benefits under the plan function like the defined contribution tier of the Pensionbuilder plan; however, the employee and we pay contributions on the employee’s salary above the earnings cap.

Inmarsat 401(k) pension plan

This plan is established pursuant to a trust and is managed by a trustee. This plan is provided for our employees who are US citizens or permanent residents. Both we and the employee make contributions to this plan. Contributions are paid into individual accounts held in an employee’s name. The accounts are invested by a professional pension fund manager. On retirement, an employee can take the value of his account as a cash lump sum payment or in regular instalments. Contributions to this plan may be limited. If this occurs, contributions that cannot be made to this plan will, subject to relevant rules, be invested in the Inmarsat International pension plan. The total amount of contributions made will not be affected by which plan is used. In addition, we make contributions equal to a percentage of the difference between pensionable salary (meaning basic salary under the previous pension plan, grossed up for UK tax liabilities) and gross salary. In addition, we pay the cost of providing lump sum life insurance and disability benefits from separate arrangements.

Before the incorporation of Inmarsat Ventures Limited in April 1999, other pension schemes were operated to provide benefits to employees. These other schemes were wound up prior to our incorporation. There may be liabilities related to the winding-up of these schemes of which we are not currently aware.

With effect from April 2006, there will be new UK pension regulations which come into effect and will result in some changes to the operation of the above plans (except the 401(k) plan).

Shares and Stock Options

The non-executive directors hold no options over the shares of Inmarsat plc. See “Share Ownership—Stock Option Plan”.

See Item 7 “Major Shareholders and Related Party Transactions” for directors interests in Inmarsat plc.

EMPLOYEES

The following table sets out the average numbers of persons we employed in the Group for the years ended December 31, 2004 and 2005 by main category of activity:

	2004	2005
Category of activity
Network and satellite operations	138	125
Marketing and business development	114	112
Product development and engineering	117	103
Business infrastructure, administration, finance and legal	145	139

Total	514	479

In the year ended December 31, 2005, the total compensation paid to (or accrued with respect to) our employees was US$96.5 million.

The majority of our employees work in London. The remainder work generally in the United States and Dubai. Our multicultural workforce comprises over 50 nationalities and is important to the operation of our global business.

We do not recognize an official labour union although some of our employees have individual membership in such unions.

We believe that relations with our employees are good.

The group has ensured that employees are fully informed and involved in the business, through the use of various communications methods. These include an elected representative group covering all employees that is constituted to provide formal employee consultation in accordance with multi-jurisdictional employment legislation and more generally through briefing sessions and discussions with groups of employees, circulation of newsletters, company announcements, information releases and dissemination of information through normal management channels. Employees are actively encouraged to attend internal training courses to learn about the company’s products and services.

The group has a positive attitude towards the development of all its employees and does not discriminate between employees or potential employees on grounds of race, ethnic or national origin, sex, marital status or religious beliefs.

The group gives full consideration to applications from disabled persons and to the continuing employment of staff that become disabled, including considering them for other positions.

SHARE OWNERSHIP

See Item 7 “—Major Shareholders and Related Party Transactions” for ownership by directors and management.

Employees have the opportunity to participate in a range of share and share option plans as detailed below.

Awards under all of the Company’s share plans (including the long-term incentive plans for executive Directors and management) will normally be made only during the six weeks following the announcement by the Company of its results for any period and at any other time when the grant of awards will not be prohibited by the Model Code or the Company’s own share dealing code.

In any ten-year period, the number of shares which may be issued or placed under option under any executive share plan established by the Company, may not exceed 5% of the issued ordinary share capital of the Company from time to time. In any ten-year period, the number of shares which may be issued or placed under option, under any all employee share plan established by the Company, may not exceed 10% of the issued ordinary share capital of the Company from time to time.

Options and awards granted before the IPO (whether or not conditional upon the IPO) are not counted towards the above limits.

Inmarsat 2004 Staff Value Participation Plan (the “2004 Plan”)

In November 2004, the Company adopted the 2004 Plan. 280,800 A ordinary shares in Inmarsat plc were available to be granted under the 2004 Plan to any Director or employee of the Group. As part of the IPO, the A ordinary shares were converted following a 1 for 20 share split into ordinary shares. Options under the 2004 Plan vested or will vest as follows (i) 25% granted and held by option holders vested and were exercisable from July 18, 2005, (ii) half of the remaining options granted and held by option holders vested and were exercisable from March 9, 2006, being the date on which the Preliminary Results for 2005 were published and (iii) all remaining options granted under the 2004 Plan and held by option holders will vest and become exercisable from December 1, 2006. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1. The options expire 10 years from the date of grant.

Following the exercise of options granted under the 2004 Plan, shares are transferred to the option holders from the Inmarsat Employees’ Share Ownership Plan Trust (resident in Guernsey). No new shares are issued to satisfy the exercise of these options.

No executive Director or member of management participated in the 2004 Plan.

Inmarsat 2005 Sharesave Scheme (the “Sharesave Scheme”)

The first grant under the Sharesave Scheme was made in July 2005. The Sharesave Scheme is a HM Revenue and Customs approved scheme open to all UK permanent employees, including executive Directors. The maximum that can be saved each month is £250 and savings plus interest may be used to acquire shares by exercising the related option. The options have been granted at a 20% discount to market value. Participants save under a three year savings contract. All of the executive Directors and certain members of management participated in the first invitation under the Sharesave Scheme.

Inmarsat 2005 International Sharesave Scheme

The first grant under the International Sharesave Scheme was made in October 2005. The International Sharesave Scheme is open to eligible employees based overseas who do not pay UK PAYE. The International Sharesave Scheme was established to replicate the UK approved Sharesave Scheme as closely as possible.

Details of the outstanding options granted to employees as at December 31, 2005 are shown in note 24 to the financial statements.

Inmarsat 2005 Share Incentive Plan (the “SIP”)

An award under the SIP was made in April 2006. The SIP is a HM Revenue and Customs approved plan open to all UK permanent employees and operates in conjunction with a UK tax-resident trust which holds shares on behalf of participating employees. Under the SIP, the Company can award “Free Shares” (up to a maximum value of £3,000) to employees. Employees can also acquire “Partnership Shares” from their salary up to a maximum of £1,500 per annum and the Company will match this with up to two free “Matching Shares” per “Partnership Share” (equivalent to a maximum value of £3,000 per annum).

Arrangements have been put in place for eligible overseas employees to replicate the UK approved SIP as closely as possible. Additional arrangements have also been put in place for employees to acquire shares over the capped amounts under the approved SIP. Awards under these arrangements have been made using shares held by the Immarsat Employees’ Share Ownership Plan Trust.

The maximum value of shares to be acquired will not exceed 10% of any employee’s gross salary. No executive Director or member of management has applied to participate in the SIP or equivalent overseas arrangements. The number of new shares issued on April 7, 2006 was 460,312 to employees participating in the SIP.

Inmarsat 2005 Bonus Share Plan (the “BSP”)

The BSP provides the means by which a part of an employee’s annual bonus can be delivered in the form of shares, or their equivalent. It is anticipated that only executive Directors or selected senior management will initially participate in the BSP.

A bonus award of shares may be made under the BSP in addition to a participant’s cash bonus. If a portion of a participant’s cash bonus is deferred into shares under the BSP, a matching award up to the value of 50% of an individual’s maximum bonus opportunity may also be made, which would vest after three years subject to the attainment of performance conditions determined by the Remuneration Committee. Matching awards were not made under the BSP in 2005.

For the bonus award, the Remuneration Committee sets the annual performance targets in respect of the financial year relating to the award. The maximum combined award a participant may receive under the annual cash bonus plan and the bonus award is currently 200% of salary, except in special circumstances, and no more than 100% of salary can be received in the form of cash. Bonus awards may normally be exercised according to vesting schedule set by the Remuneration Committee. The Remuneration Committee can determine how dividends paid during the vesting period shall be awarded to participants.

The first award under the BSP was made to the executive Directors and certain members of management in May 2005, as a bonus award, and was conditional upon the IPO occurring. The value of the bonus award is based on a percentage of the target bonus for each individual being achieved for the 2005 financial year. The allocation of shares has been made based upon the mid-market closing price of Inmarsat plc (ultimate parent company) ordinary shares following the announcement of the 2005 Preliminary Results on March 9, 2006. The annual performance targets relating to revenue, operating expenditure, management of capital expenditure and EBITDA performance for the year ended December 31, 2005 were achieved in full and therefore the maximum bonus awards were made to participating employees. The total number of shares awarded under the BSP was 215,542.

Inmarsat 2005 Performance Share Plan (the “PSP”)

The PSP provides for an award of shares, which vest based on corporate performance measured over a three-year period. The PSP is intended for the participation of executive Directors and certain members of senior management. The maximum number of shares subject to an award to an individual in any financial year will generally be equal to 100% of annual basis salary as at the award date (other than in exceptional circumstances, such as on recruitment where larger awards of up to 200% of annual basic salary may be made).

The Remuneration Committee has the discretion to increase the size of a participant’s award to reflect the value of reinvested dividends that are paid during the vesting period. This may be paid as either cash or shares.

The first awards were made to the executive Directors and certain members of management as an allocation in May 2005, conditional upon the IPO of Inmarsat plc occurring, and the number of shares allocated was based upon the conditional IPO listing price of £2.45 per share. The Remuneration Committee determined that the awards for the executive Directors would be equivalent to 100% of basic salary. The total number of shares awarded under the PSP was 807,869.

The performance conditions applicable to the first award will be determined by reference to the Company’s relative Total Shareholder Return (TSR) performance against companies within the FTSE 350 index, excluding investment trusts, and the Company’s EBITDA performance.

For the performance conditions to be met in full and 100% of the award to vest at the end of the three-year period, the Company’s relative performance against the TSR must be in the upper quartile and there must also be EBITDA growth at or above 7% per annum. If the relative TSR performance is below the median level or the EBITDA growth is less than 5% per annum, none of the shares will vest. 30% of the award will vest for median TSR performance and EBITDA growth of 5% per annum target. There is pro-rata vesting of shares between median TSR performance and a minimum EBITDA growth of 5% per annum target and upper quartile TSR performance and EBITDA growth of 7% per annum. The parameters of the performance measure should not be construed as providing any view on the future performance of the Company.

	Annualised EBITDA growth
Vesting Fractions	Below 5%	At 5%	5% to 7%	At or above 7%
Relative TSR performance
Upper quartile	No vesting	75%	Pro-rata	100%
Median to upper quartile	No vesting	Pro-rata	Pro-rata	Pro-rata
Median	No vesting	30%	Pro-rata	75%
Below median	No vesting	No vesting	No vesting	No vesting

The Remuneration Committee believes that the constituents of the FTSE 350 index will provide a meaningful and sufficiently stretching comparator group against which to measure Company performance, given the lack of direct comparators. Growth in EBITDA was selected to reflect the Company’s underlying financial performance, given the significant capital investment made by the Company.

There are no provisions for the re-testing of performance under the PSP.

It is intended that future awards under the PSP will be made. The vesting schedule, performance conditions and comparator group for future awards will be determined at the time but will be stretching.

Directors’ share options and share awards

Audited information in respect of share options and share awards held by the executive Directors of the Company during the year to December 31, 2005 is set out below. No other Director has received share options.

Sharesave Scheme		Options held at January 1, 2005	Granted during the year	Exercised during the year	Options held at December 31, 2005	Exercise Price	Date from which exercisable	Expiry Date
Director
Michael Butler	(a)	Nil	4,229	Nil	4,229	£2.24	September 1, 2008	May 2009

Rick Medlock	(a)	Nil	4,229	Nil	4,229	£2.24	September 1, 2008	May 2009

Andrew Sukawaty	(a)	Nil	4,229	Nil	4,229	£2.24	September 1, 2008	May 2009

(a)	Inmarsat 2005 Sharesave Scheme

Share awards		Share awards held at January 1, 2005	Awarded during the year	Vested during the year	Share awards held at December 31, 2005	Award Price	Vesting Date
Director
Michael Butler	(b)	Nil	106,123	Nil	106,123	£2.45	May 31,2008
	(c)	Nil	25,456	Nil	25,456	£3.83	March 9, 2007 March 9,2008 March 9, 2009

Rick Medlock	(b)	Nil	106,123	Nil	106,123	£2.45	May 31, 2008
	(c)	Nil	25,456	Nil	25,456	£3.83	March 9, 2007 March 9, 2008 March 9, 2009

Andrew Sukawaty	(b)	Nil	153,062	Nil	153,062	£2.45	May 31, 2008
	(c)	Nil	55,075	Nil	55,075	£3.83	March 9, 2007 March 9, 2008 March 9, 2009

(b)	Inmarsat 2005 Performance Share Plan

(c)	Inmarsat 2005 Bonus Share Plan

•	The shares were allocated in March 2006 using a share price of £3.83 based upon a monetary value determined during the 2005 financial year.

•	The shares will vest in three equal instalments in March 2007, 2008 and 2009.

The market value of the ordinary shares for the period from the IPO to April 20, 2006 ranged from 245p to 369p and the share price at December 31, 2005 was 345.5p.

Directors’ interests

The interests of the Directors of the Company in office at the end of the period and their interests in the share capital of the Company as at April 20, 2006 and their connected persons are shown below. The Register of Directors’ Interests (which is open to shareholders’ inspection) contains full details of Directors’ shareholdings and options to subscribe for shares.

	As at April 20, 2006	As at December 31, 2005	As at June 22, 2005	As at December 31, 2004*
	Interest in ordinary shares of €0.0005 each			Interest in A ordinary shares of €0.01 each
Executive Directors
Michael Butler	1,400,000	2,186,057	2,430,000	121,500
Rick Medlock	2,161,163	2,438,163	2,430,000	121,500
Andrew Sukawaty	3,886,505	4,857,905	5,400,000	270,000

	Interest in ordinary shares of €0.0005 each			Interest in B ordinary shares of €0.01 each
Non-executive Directors
Sir Bryan Carsberg	16,327	16,327	16,327	—
Stephen Davidson	16,327	16,327	16,327	—
Admiral James Ellis Jr (ret)	16,327	16,327	16,327	—
John Rennocks	33,104	33,104	33,104	230

*	Or at date of appointment, if later.

Note:

1)	As part of the IPO, the various classes of Ordinary shares of €0.01 each were converted, following a 1 for 20 share split, into one new class of ordinary shares of €0.0005 each.

2)	The executive Directors are not able to sell 50% of their shareholding in place following the IPO until December 1, 2006 under the terms of an agreement entered into at the time of the IPO.

3)	The non-executive Directors have all agreed not to sell any of their shares for a period of one year since their acquisition at the time of the IPO, unless there would be a need to sell a portion to cover a tax liability in connection with the acquisition of the shares.

4)	As at April 20, 2006, the executive Directors are also deemed to have a beneficial interest in 2,745,265 ordinary shares held by the Inmarsat Employees’ Share Ownership Plan Trust simply by virtue of being within the class of beneficiaries of the Trust.

5)	No right to subscribe for shares in the Company or any body corporate in the same group was granted to, or exercised by any Director or a member of a Director’s immediate family during the financial year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

Inmarsat plc

Inmarsat Group Limited is directly owned by Inmarsat plc. The Company does not know of any arrangements that may, at a subsequent date, result in a change in control of the company. As of April 20, 2006, there were the following interests in more than 3% of the issued ordinary share capital of Inmarsat plc.

Substantial shareholdings	Number of ordinary shares of €0.0005 each	Percentage of issued Share Capital
Lansdowne Partners Limited Partnership	38,548,871	8.43%
The Goldman Sachs Group Inc	23,178,461	5.07%
KDDI Corporation.	21,739,149	4.76%
Deutsche Bank AG	19,508,211	4.27%
Prudential plc	15,305,141	3.35%
Legal & General Investment Management Limited	15,044,324	3.29%
The Prudential Assurance Company Limited	15,065,757	3.29%
Andrew Sukawaty	*	*
Rick Medlock	*	*
Alan Auckenthaler	*	*
Michael Butler	*	*
Richard Denny	*	*
Paul Griffith	*	*
Alison Horrocks	*	*
Eugene Jilg	*	*
Debra Jones	*	*
Perry Melton	*	*
Leo Mondale	*	*
Rupert Pearce	*	*
All Executive Officers and Directors as a group (13 persons)(1)	16,527,488	3.62%

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.

(1)	As at April 20, 2006, the Inmarsat Employees’ Share Ownership Plan Trust held 0.6% of the total ordinary shares in trust, which may be allocated to senior management and employees in the future. None of these shares have been issued as of the date of this annual report.

As at April 20, 2006 the Directors and management of Inmarsat plc beneficially owned individually and in aggregate (including shares under option within the trust) of 3.62% of the total shares of each class of Inmarsat plc shares outstanding.

Our shareholders who hold 3% or more of the issued share capital of the Company do not have different voting rights to other shareholders.

KDDI

KDDI Corporation is a provider of a comprehensive range of voice, data, IP and mobile services to both business customers and consumers. KDDI Msat, a wholly-owned subsidiary of KDDI, offers mobile and IT-based solutions using Inmarsat products.

Description of Share Capital of the Issuer and the Guarantors

As of the date hereof, Inmarsat Finance plc, the issuer, has an authorized share capital of £50,000 of which 50,000 shares have been issued, partly paid at a par value of £1.00 each, 49,999 of which are held by Inmarsat Group Limited and one of which is held by Inmarsat Holdings Limited, the direct parent company of Inmarsat Group Limited. A description of the share capital of Inmarsat Group Limited and the guarantor companies is as follows:

Name	Issued and fully paid share capital	Nature of business/activity

Inmarsat Investments Limited	534,600,000 ordinary shares of €0.0005	Holding company

Inmarsat Ventures Limited	100,345,801 ordinary shares of £0.10 each and 1 special rights non- voting redeemable preference share of £1.00	Holding company

Inmarsat Global Limited	100,000,002 ordinary shares of £1.00 each	Satellite communications

Inmarsat Leasing (Two) Limited	1,001 ordinary shares of £1.00 each	Satellite leasing

Inmarsat Launch Company Limited	4,000 ordinary shares of $1.00 each	Launch insurance company

Inmarsat Ventures Limited Special Share

The International Mobile Satellite Organization, or IMSO, owns one special-rights, non-voting, non-transferrable redeemable preference share, par value £1.00 of Inmarsat Ventures Limited. The special share does not confer any right to participate in our profits.

As holder of the special share, IMSO has effective veto power over the following events:

•	any amendment, or removal, or change in the effect of:

•	our obligations to provide maritime and distress and safety services to the maritime community;

•	the right of IMSO to request an extraordinary meeting of shareholders of Inmarsat Ventures Limited; or

•	our obligations to comply with the public service requirements set out in clause 8 of the memorandum and articles of association of Inmarsat Ventures Limited.

•	the voluntary winding-up of Inmarsat Ventures Limited, the passage of a special resolution to the effect that Inmarsat Ventures Limited should be wound up by a court, the presentation of a petition for the winding-up of Inmarsat Ventures Limited by a court or any proposal for any of the foregoing, unless winding-up of Inmarsat Ventures Limited is occasioned by virtue of it being unable to pay its debts (in terms of section 123 of the Insolvency Act 1986), and

•	removal, or the alteration of the effect of all or any of the provisions of the memorandum and articles of association of Inmarsat Ventures Limited, insofar as they relate to the provision and support of maritime and distress and safety services.

IMSO may, after consulting us and unless otherwise required by law, require us to redeem the special share at par. This can take place at any time by giving written notice and delivering the relevant share certificate to us.

In a distribution of capital in the event of a winding-up of Inmarsat Ventures Limited, IMSO would be entitled to repayment of the capital paid up (or for the purposes of the Companies Act treated as paid up) on the special share in priority to any repayment of capital to any other shareholder of Inmarsat Ventures Limited.

RELATED PARTY TRANSACTIONS

Distribution Arrangements

During 2005, one of our principal shareholders, KDDI Corporation, was among our five largest distribution partners (measured by traffic volume over our network). These distribution partners are parties to the Distribution Agreements. For a description of these new Distribution Agreements, see “Item 10: Additional Information—Material contracts”.

Supply Arrangements

We enter into network and satellite control services and telephone and equipment services contracts with suppliers, including suppliers who are also our existing shareholders. During 2005, we made payments under these contracts in an aggregate amount of US$2.4 million. These arrangements may be continuing, or we may enter into additional contracts with existing shareholders on an arm’s length basis on commercial terms.

ITEM 8. FINANCIAL INFORMATION

See Item 17. “Financial Statements” for the following registrants:

Inmarsat Finance plc

Inmarsat Group Limited

Inmarsat Investments Limited

Inmarsat Ventures Limited

Inmarsat Global Limited

Inmarsat Leasing (Two) Limited

Inmarsat Launch Company Limited

Significant Change

No significant changes have occurred since the date of our consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

The Senior Notes are currently listed on the Luxembourg Stock Exchange.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a summary of the principal provisions of the Company’s Memorandum and Articles of Association (“Memorandum” and “Articles”) as in effect at the date of this report, and certain relevant provisions of the Companies Act 1985. The following summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles, a copy of which have been filed with the Registrar of Companies for England and Wales.

Objects and purposes

The Company is incorporated under the name Inmarsat Group Limited, and is registered in England and Wales under registered number 4917504. The Company’s objects and purposes are set out in the third clause of its Memorandum and cover a wide range of activities, including to carry on business as manufacturers, builders and suppliers of and dealers in goods of all kinds, to carry on the business of a holdings company as well as to carry on all other businesses necessary to attain the Company’s objectives. The Memorandum grants the Company a broad range of powers to effect these objectives.

Directors

The Articles provide for a board of directors, consisting of not fewer than one director, who shall manage the business and affairs of the Company.

Under the Company’s Articles, without prejudice to the obligation of any director to disclose his interest in accordance with section 317 of the Companies Act 1985, a director may vote at a meeting of directors on any resolution concerning a matter in respect of which he has, directly or indirectly, an interest or duty. The director must be counted in the quorum present at a meeting when any such resolution is under consideration and if he votes his vote must be counted.

The directors are empowered to exercise all of the powers of the Company to borrow, raise and secure the payment of money in any way the directors think fit, including, without limitation, by the issue of debentures and other securities, perpetual or otherwise, charged on all or any of the Company’s property (present and future) or its uncalled capital, and to purchase, redeem and pay off those securities.

The directors shall be entitled to such remuneration as the Company may by ordinary resolution determine. A director who, at the request of the directors, goes or resides abroad, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the directors may decide.

No person is disqualified from being a director or is required to vacate that office by reason of age.

Directors are not required to hold any shares of the Company as a qualification to act as a director.

Classes of shares

The Company has only one class of ordinary shares.

Rights attaching to the Company’s shares

Dividend rights:    The Company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. The directors may also pay interim dividends.

All dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall be forfeited at the discretion of the directors.

Voting rights:    Subject to any rights or restrictions attached to any shares, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and on a poll, every shareholder present in person or by proxy has one vote for every share which they hold.

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.

Liquidation rights:    If the Company is wound up, the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the Company. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. No past or present shareholder can be compelled to accept any assets which could give them a liability.

New issues of shares

Subject to the provisions of the Companies Act 1985, the directors have general and unconditional authority to allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of any unissued shares of the Company (whether forming part of the original or any increased share capital) to such persons, at such times and on such terms and conditions as the directors may decide but no share may be issued at a discount.

General meetings of shareholders

Every year the Company must hold an annual general meeting. The Board can call an extraordinary general meeting at any time and, under general law, must call one on a shareholders’ requisition.

Meetings are convened upon written notice of not less than 21 days in respect of meetings of members called for the passing of a special resolution or annual general meetings of members, and not less than 14 days in respect of most other meetings of members.

Limitations on voting and shareholding

There are no limitations imposed by English law or the Articles on the right of non-residents or foreign persons to hold or vote the Company’s shares other than those limitations that would generally apply to all of the shareholders.

Changes in capital

The Company may by ordinary resolution:

i)	increase its share capital;

ii)	consolidate and divide all or any of its share capital into shares of a larger amount;

iii)	divide all or part of its share capital into shares of a smaller amount

iv)	cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled

The Company may also by special resolution:

i)	buy back its own shares; and

ii)	reduce its share capital, any capital redemption reserve and any share premium account.

MATERIAL CONTRACTS

Senior Facility Agreement

Inmarsat Investments Limited, as borrower, and certain subsidiaries of Inmarsat plc, as guarantors, entered into a new Senior Facility Agreement on May 24, 2005, with Barclays Capital, ING N.V. and The Royal Bank of Scotland plc as mandated lead arrangers, Barclays Capital, ING N.V. and the Royal Bank of Scotland plc as book runners and Barclays Bank plc as agent and security trustee, as amended.

The Senior Facility Agreement provides for an amortizing term loan of US$250.0 million and a US$300.0 million Revolving Committed Facility which was undrawn as at December 31, 2005.

Interest Rates and Fees

Advances under the Senior Facility Agreement bear interest for each interest period at a rate per annum equal to LIBOR plus an applicable margin of between 1.35% to 0.6% tied to a leverage grid. The initial margin was 1.2% and at December 31, 2005 the margin was 0.9%

We paid customary fees to the lenders under the Senior Facility Agreement for making the term loan available under the Senior Facility Agreement.

Guarantees and Security

Inmarsat Investments Limited’s obligations under the Senior Facility Agreement are guaranteed by Inmarsat Group Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and Inmarsat (IP) Company Limited. The obligations of the guarantors are joint and several. Subject to certain conditions, Inmarsat plc must procure that the aggregate of the unconsolidated total assets and unconsolidated subsidiary EBITDA of the guarantors exceeds 85% of our consolidated assets and EBITDA, respectively, calculated by reference to the most recent audited consolidated financial statements of each guarantor.

In addition, the Senior Facility Agreement lenders benefit from a pledge over the shares of Inmarsat Ventures Limited.

Maturity

The Senior Facility Agreement is comprised of one term loan—a US$250.0 million principal amount term loan facility and a US$300.0 million Revolving Committed Facility available to May 2010. The term loan is repayable in US$25.0 million yearly instalments from June 2007 and then every 6 months until December 2009 with a final bullet repayment of US$100.0 million in May 2010.

Use of Proceeds

The proceeds of the new Senior Facility Agreement, together with existing surplus cash and IPO proceeds were used to repay the Previous Senior Facility Agreement and the 35% Senior Notes principal repayment. The revolving committed facility was undrawn at December 31, 2005.

Voluntary and Mandatory Prepayment

The term loans allow for voluntary prepayments and require mandatory prepayment in full or in part in certain circumstances, including:

•	a change of control or sale

•	the disposal of assets other than in the ordinary course of trading or specific exceptions specified in the Senior Facility Agreement;

•	the receipt of insurance claim proceeds in excess of US$1.0 million unless (i) they are applied or contractually committed to be applied in the purchase, repair or replacement of fixed assets for use in the business within 12 months of receipt or have to be applied in payment of third party liabilities, (ii) they relate to the Inmarsat-4 satellite programme and, within 12 months of receipt, are committed to be applied in the case of the first loss (or partial loss) of an Inmarsat-4 satellite, in construction of a replacement launch vehicle, and in the case of any subsequent loss, in the construction of a new Inmarsat-4 satellite, a new launch vehicle and insurance for such satellite.

Amounts received by us which may become subject to the preceding prepayment provisions will be retained in a cash collateral account charged to the security agent until applied.

Representations, Warranties and Undertakings

The Senior Facility Agreement contains customary representations and warranties.

In addition, it contains negative covenants that restrict or prohibit Inmarsat Investment Limited and its subsidiaries (subject to certain agreed exceptions) from:

•	merging or consolidating with or into any other person;

•	materially changing the general nature of their business;

•	selling, transferring, leasing or otherwise disposing of any of their assets;

•	creating security interests over any part of their assets, save (among other things) to secure the notes as permitted under the intercreditor agreement;

•	entering into any contract or arrangement unless it is on arms’ length terms;

•	conducting certain acquisitions or investments, or entering into joint ventures or partnerships;

•	incurring or having outstanding certain borrowings, guarantees, indemnities, loans or letters of credit;

•	conducting certain share issues or issuing options for the issue of any shares or loan capital, or redeeming or purchasing their own shares;

•	making any repayment of principal or payment of interest under the indenture related to the notes and related documents, except as permitted by the intercreditor agreement;

•	declaring or paying certain dividends or making certain other distributions to our shareholders

In addition, the Senior Facility Agreement requires us to maintain specified consolidated financial ratios, such as EBITDA to total net interest payable, total net debt to EBITDA and senior net debt to EBITDA.

The Senior Facility Agreement contains customary affirmative undertakings, including (among others) undertakings related to:

•	the maintenance of material insurance policies;

•	the maintenance of all relevant authorizations;

•	protection of our intellectual property;

•	implementing certain interest rate hedging policies; and

•	information and accounting.

The Senior Facility Agreement contains customary events of default, including (among others):

•	non-payment of amounts due under the Senior Facility Agreement, subject to a three business day grace period, solely in relation to any administrative or technical error;

•	breach of other covenants (including financial covenants);

•	breach of representations or warranties;

•	invalidity or unlawfulness of certain senior finance documents;

•	certain insolvency, receivership, liquidation, winding up or related events including creditors’ process;

•	cross default when any financial indebtedness of US$15.0 million or more is not paid when due or is capable of being declared due and payable;

•	change of ownership;

•	breach of any term in the intercreditor agreement;

•	certain material litigation is commenced or threatened;

•	regulatory proceedings or other events having materially adverse effects occur.

At any time after the occurrence of an event of default the lenders may terminate the availability of the facilities, declare any outstanding advances due and payable, require any borrower to prepay certain liabilities, and/or take any other action allowed under the documents or law.

The Senior Notes

Inmarsat Finance plc completed an offering of US$375.0 million aggregate principal amount 7 5/8% Senior Notes due 2012 in January 2004. In April 2004, Inmarsat Finance plc issued a further US$102.5 million aggregate principal amount of 7 5/8% Senior Notes due 2012. We refer to these Notes collectively as the Senior Notes. The Senior Notes are guaranteed on a senior basis by Inmarsat Group Limited, the parent company of Inmarsat Finance plc, and on a senior subordinated basis by Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing (Two) Limited and Inmarsat Launch Company Limited. Inmarsat Investments Limited’s guarantee of the Senior Notes is secured by a second ranking charge over the shares of Inmarsat Ventures Limited. The proceeds from each offering of Senior Notes were loaned by Inmarsat Finance plc to Inmarsat Investments Limited pursuant to separate subordinated intercompany Senior Note proceeds loans on substantially identical terms. The terms of these subordinated intercompany Senior Note proceeds loans provide that interest will accrue at a rate sufficient to fund interest on the Senior Notes (including default interest) and, if applicable, additional amounts. In July 2005 the Group redeemed 35% of its Senior Notes, reducing the Notes outstanding from US$477.5 million to US$310.4 million. In December 2005 Inmarsat Investments Limited purchased US$10.0 million of our Senior Notes for US$10.5 million including accrued interest of US$0.2 million. We paid a premium on the purchase of US$0.3 million, as well as repaying the principal amount of US$10.0 million. Taking into account our short term cash surpluses, the total payment of US$10.5 million results is an overall economic benefit to the Group when the premium paid is compared to future net interest charges, discounted back to today’s values.

In October 2004, Inmarsat Finance plc consummated a public exchange offer pursuant to which it exchanged the Senior Notes for substantially identical Senior Notes registered under the Securities Act.

Interest on the Senior Notes is payable semi-annually on March 1, and September 1, of each year. The Senior Notes are redeemable, at the option of Inmarsat Finance plc, in whole or in part, at any time on or after 1 March 2008, at 103.813% of their principal amount, plus accrued interest, declining to 100.0% of their principal amount, plus accrued interest, on or after March 1, 2011.

The indenture governing the Senior Notes contains customary covenants, limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting restricted subsidiaries, transactions with affiliates, liens, asset sales, issuance of guarantees of indebtedness of restricted subsidiaries, sale and leaseback transactions, consolidations and mergers, the provision of financial statements and reports and the maintenance of insurance with respect to our satellites. The indenture also requires Inmarsat Finance plc to commence and consummate an offer to purchase the Senior Notes for 101% of their aggregate principal amount, together with any additional amounts and any accrued and unpaid interest owed on the Senior Notes to the date of purchase, upon events constituting or which may constitute a change of control of us.

Intercreditor Agreement

On June 21, 2005, (1) Inmarsat Investments Limited as Original Borrower and Guarantor, (2) Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat (IP) Company Limited, Inmarsat Group Limited and Inmarsat Launch Company Limited as Additional Guarantors, (3) Barclays Bank PLC, ING N.V., and The Royal Bank of Scotland plc, as the senior lenders, (4) Barclays Bank PLC as agent of the other senior finance parties, (5) Barclays Bank PLC as the security trustee and agent, (6) Barclays Bank PLC as the Issuing Bank, (7) The Royal Bank of Scotland plc as the Original Hedging Bank, (8) The Bank of New York as the trustee in connection with the Senior Notes (9) Inmarsat Finance plc as the issuer of the Senior Notes (10) Inmarsat Group Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat (IP) Company Limited, Inmarsat Group Limited and Inmarsat Launch Company Limited as the Original Intercompany Lenders, and (11) Inmarsat Group Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat (IP) Company Limited, Inmarsat Group Limited and Inmarsat Launch Company Limited as the Original Intercompany Borrowers, entered into an intercreditor agreement (the “Intercreditor Agreement”).

The Intercreditor Agreement sets out:

•	the relative ranking of certain debt (not including the notes or the guarantee) of Inmarsat plc and its subsidiaries;

•	when payments can be made in respect of that debt;

•	when enforcement actions can be taken in respect of that debt;

•	the terms pursuant to which that debt will be subordinated upon the occurrence of certain insolvency events;

•	turnover provisions; and

•	agreements among secured creditors of the obligors regarding enforcement of their security.

Priority

The Intercreditor Agreement provides that certain outstanding debt of Inmarsat plc and its subsidiaries will have the following priority:

•	first, the “senior debt” (which consists of all money and liabilities now or in the future due, owing or incurred under the Senior Facility Agreement and related documents, together with all accruing interest and all related losses and charges) and any “hedging liabilities” (which consist of any liabilities due to any hedging lender in relation to any hedging document approved by the security trustee);

•	second, the subsidiary guarantees of the Senior Notes; and

•	third, the subordinated intercompany shareholder funding loan, any other intercompany debt other than the subordinated intercompany Senior Note proceeds loan and the investor debt.

The ranking of the Senior Notes, and the parent guarantee is not governed by the Intercreditor Agreement.

Provisions Governing the Senior Notes

Permitted payments.    Until the repayment in full of the Senior Facility Agreement no subsidiary guarantor of the Senior Notes will:

•	pay any amount on or in respect of, or make any distribution in respect of, its subsidiary guarantee in cash or in kind or apply any money or property in or towards discharge of its subsidiary guarantee, except as described below;

•	exercise any set-off against its subsidiary guarantee, except as described below;

•	create or permit to subsist any security, or give any guarantee from Inmarsat plc or any subsidiary of it (including Inmarsat Holdings Limited or Inmarsat Finance plc), for, or in respect of, its subsidiary guarantee, other than the guarantees and security in favour of the holders of the Senior Notes; or

•	make certain amendments to the indenture governing the Senior Notes or any other agreement related to the subsidiary guarantees;

and, except with the prior consent of the majority lenders under the Senior Facility Agreement, no holders of the Senior Notes shall:

•	demand or receive any payment from any subsidiary guarantor of any amount on or in respect of, or any distribution from any subsidiary guarantor in respect of, any subsidiary guarantee in cash or in kind or apply any money or property in or towards discharge of any subsidiary guarantee, except as described below;

•	exercise any set-off against any subsidiary guarantee, except as described below; or

•	permit to subsist or receive any security or any guarantee from Inmarsat plc or any subsidiary of it for (including Inmarsat Holdings Limited or Inmarsat Finance plc), or in respect of, any subsidiary guarantee, other than the guarantees and security in favour of the holders of the Senior Notes.

Notwithstanding the foregoing, a subsidiary guarantor may pay and a holder of the Senior Notes may receive:

•	“permitted junior securities”; and

•	subject to the suspension provisions below, payments on the guarantees in respect of interest, fees, expenses and other amounts in accordance with the indenture governing the Senior Notes.

The preceding payments (other than payments made in “permitted junior securities”) must be suspended if:

•	a payment event of default under the Senior Facility Agreement occurs (until the default has been waived or remedied); or

•	a non-payment event of default under the Senior Facility Agreement has occurred and the senior agent has served a notice of such non payment default to the trustee and the issuer of the Senior Notes, until the earliest of:

•	179 days after notice was served on the issuer and the trustee of the Senior Notes by the senior agent;

•	if a standstill period with respect to the subordinated intercompany shareholder funding loan is in effect after the delivery of the notice above, the date on which that standstill period expires;

•	the date on which the senior default has been waived or remedied;

•	the date on which the senior agent delivers notice to the issuer and the trustee of the Senior Notes cancelling the payment suspension; and

•	the date of repayment in full of all obligations under the Senior Facility Agreement.

Enforcement action.    Until the repayment in full of the Senior Facility Agreement, except with the prior consent of or as required by the majority lenders under the Senior Facility Agreement, the trustee and the holders of the Senior Notes may not take any “enforcement action” in relation to the subsidiary guarantees unless they have matured in accordance with their terms.

Subordination upon Insolvency.    If:

•	any order is made or resolution passed for the suspension of payments, moratorium of any indebtedness, winding-up, dissolution, administration or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise) of any obligor under the senior finance documents or the high yield finance documents;

•	any obligor enters into any composition, assignment or arrangement with its creditors generally;

•	any liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer is appointed in respect of any obligor or any of its assets; or

•	any analogous event occurs in any jurisdiction,

then the subsidiary guarantees will be subordinated in right of payment to the Senior Facility Agreement and the related hedging liabilities and, until the Senior Facility Agreement and related hedging obligations are discharged, the trustee and each holder of the Senior Notes must (among other things):

•	hold all payments and distributions in cash or in kind received or receivable by it in respect of the subsidiary guarantees on trust for the senior lenders under the Senior Facility Agreement;

•	on demand by the senior lenders or their agent, pay an amount equal to subsidiary guarantees owing to it and discharged by set-off or otherwise to the senior lenders or their agent; and

•	promptly direct the trustee in bankruptcy, liquidator, assignee or other person distributing the assets of the relevant debtor or their proceeds to pay distributions in respect of the subsidiary guarantees directly to the senior creditors or their agent, save, in each case, that the trustee and Senior Noteholders will be entitled to receive and retain “permitted junior securities”.

For purposes of the foregoing, “permitted junior securities” means:

•	equity securities of the parent guarantor of the Senior Notes and/or any holding company of it; and

•	debt securities of the parent guarantor of the Senior Notes, the issuer of the Senior Notes, any holding company of either of them and/or of the relevant subsidiary guarantor that (in the case of the subsidiary guarantors only) are subordinated in right of payment to the Senior Facility Agreement at least to the extent that the subsidiary guarantees are subordinated to the Senior Facility Agreement.

Turnover

The subordinated creditors under the Intercreditor Agreement (i.e., the Senior Note trustee, the holders of the Senior Notes, the holder of the subordinated intercompany Senior Note proceeds loan, the holder of the subordinated intercompany shareholder funding loan and the other intercompany lenders) have agreed in relation to the relevant subordinated obligations that, prior to the discharge in full of all senior obligations, to turn over to the security agent under the Senior Facility Agreement all payments received in violation of the Intercreditor Agreement.

Commercial Framework Agreement

In December 2003, we concluded negotiation of a master commercial framework agreement (the “Commercial Framework Agreement”), an agreement to be entered into among Inmarsat Ventures Limited, Inmarsat Global Limited and any distribution partner in respect of our services we may appoint from time to time. This agreement sets out the terms of our responsibilities and those of our distribution partners in the provision of our satellite communication services upon the date of signing by each new distribution partner.

Each signatory of a Commercial Framework Agreement will also sign, as applicable, a new master distribution agreement known as the Land Earth Station Operator Agreement (LESO Agreement), a master R-BGAN distribution agreement, a master BGAN distribution agreement, a master lease services provider agreement, or other specialized services distribution agreement for current or future services, depending on the nature of the services we will provide to the distribution partner.

All of our distribution partners have executed a Commercial Framework Agreement other than those R-BGAN distributors that signed a master R-BGAN distribution agreement prior to the Commercial Framework Agreement.

Term

Each Commercial Framework Agreement expires on April 14, 2009. The agreements set out a procedure for renewal near the end of their term, although no party is required to renew its agreement.

Price

For each of our services a distribution partner provides to end-users, the distribution partner must pay us the price specified in its Commercial Framework Agreement or the applicable distribution agreement for that service. Prices are subject to service-specific, volume-based discounts for distribution partners that reach specified sales revenue targets and traffic targets in the case of R-BGAN only distributors. Initial wholesale prices for our existing services (including R-BGAN), as well as the associated volume discounts related thereto, are set out in each Commercial Framework Agreement or the applicable distribution agreement. Pursuant to these agreements, we must provide prices for our next-generation (e.g. BGAN for the aeronautical sector) services to our distribution partners before we launch those services.

Each Commercial Framework Agreement provides that, in the initial pricing period (from April 15, 2004 until December 31, 2006), we will provide distribution partners with volume discounts and, after 2005, other incentives in a minimum annual amount equal to 6.5% (2005) and 7.0% (2006, 2007 and 2008) of our previous-year revenue from all “demand-assigned” services (i.e. existing and next-generation services other than leasing and radio-determination services). To the extent that the value of volume discounts and other incentives our distribution partners earn is less than the minimum amount specified in the preceding sentence in any year (at least to the end of 2008), we must add such shortfall to the minimum incentive amount for distribution in the following year, and can allocate it in a variety of forms, including price promotions, reductions or incentives.

In addition to the above incentives, from 2006 onwards, we must provide distribution partners with an additional incentive in the form of either (at the relevant distribution partner’s option) a cash payment or a credit against amounts due for airtime purchased from Inmarsat Global Limited, in either case, if we exceed certain total revenue targets. These revenue targets have been set for 2006, 2007 and 2008.

Subject to cost and revenue neutral alterations, the initial prices and discounts set out in each Commercial Framework Agreement will be effective until December 31, 2008 in respect of existing services covered by the LESO Agreement. Existing prices and discounts in respect of R-BGAN services and BGAN services for the Land sector are effective until April 15, 2009, subject at all times to the ability to revise those prices subject to the notice provisions laid out in the respective distribution agreements.

Distribution

Under each Commercial Framework Agreement, we are not restricted from appointing new distribution partners for our existing services, if such new distribution partners provide land earth stations, unless a distribution partner is our affiliate, in which case the provisions summarized under “Distribution” apply.

Each Commercial Framework Agreement provides that we may appoint distribution partners (including distribution partners who are not currently distribution partners under our existing distribution arrangements) of our R-BGAN and next generation BGAN services in accordance with agreed objective selection criteria. Those selection criteria relate to the capability, stability, liquidity and performance of potential new distribution partners. However, we may not recruit service providers of our existing distribution partners while they are under contract to provide services to their existing distribution partners or for a period of 12 months after the expiration of such a contract, nor may we appoint new distribution partners in certain pre-existing core segments of the BGAN market during an initial period of two years following commercial launch of BGAN services, unless we identify a market insufficiently addressed by existing distribution partners (and following consultation with them).

In April 2006, certain of our distribution partners commenced arbitration proceedings with a view to clarifying the terms of their Commercial Framework Agreements with us, specifically concerning the recent appointment of a new distribution partner for BGAN services which they believe took place outside the terms of these Commercial Framework Agreements. Having taken legal advice, we believe that the claims of these distribution partners are without merit and we intend vigorously to defend our position in the arbitration proceedings.

In order to protect distribution partners’ investment in their distribution channels, as long as they remain in force the Commercial Framework Agreements generally prohibit us from selling any services directly to end-users. However, the Commercial Framework Agreements do not prohibit us from selling directly to end-users those services for which the LESO Agreement (as defined below) allow us to own and operate a land earth station.

Land Earth Station Operator Agreement

In December 2003, we finalized the principal terms of a five-year extension to our existing distribution agreements with our distribution partners who operate land earth stations. All of our distribution partners have executed this land earth station operator agreement (each a “LESO Agreement”), except those who provide only R-BGAN and/or BGAN services.

Services

These LESO Agreements relate to the following services:

•	our existing services (other than R-BGAN);

•	any service that we provide via our Inmarsat-2 or Inmarsat-3 satellites;

•	any service that is part of a global service that utilizes traffic channels assigned in the regional spot beams or the global beams of the Inmarsat-4 satellites; and

•	any other service that we offer if that service uses or is substantially based on the communications systems technology specified in the agreement.

Leases are not covered by the LESO Agreements, and are covered by the Lease Services Provider Agreement described below.

We may authorize a distribution partner to provide new services other than the services described in the above paragraphs, but we have no obligation to do so.

A distribution partner may enter into arrangements with any reseller, and is responsible for its resellers’ actions. In addition, each distribution partner has the right (and obligation) to set the prices for distribution of services under its LESO Agreement to resellers and end-users.

The distribution partner must use its reasonable efforts to promote the use of the services that it chooses to provide, may work with us to achieve marketing goals we have jointly agreed and can develop value-added services. It must also participate in dual branding, market information and customer service programmes.

Term

Each LESO Agreement commenced on April 15, 2004 and expires on April 14, 2009.

Prices

For each of our services that a distribution partner provides through its land earth station, it must pay us the fixed price specified in its LESO Agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generates in relation to that service. Pricing is subject to service-specific, volume-based discounts for each distribution partner that reaches specified sales revenue targets.

The agreement specifies initial pricing for existing services, as well as volume discounts related thereto, both of which have been established for the period to December 31, 2008.

Affiliated Distribution Partners

We have the right to establish, acquire or affiliate with land earth stations under certain conditions:

•	in an ocean region (defined by satellite beam location), with the unanimous consent of all the distribution partners that have had 50% or more of their terminals inactive over the preceding 12 month period and if traffic has declined for two successive years, or that are experiencing a 25% decrease in traffic against the baseline year of 2003 for a particular service, or where three or fewer distribution partners support a service (in all cases following good faith negotiations with those affected distribution partners);

•	in an ocean region (defined by satellite beam location) where there is a complete withdrawal of distribution partners from that region;

•	with the consent of distribution partners responsible for 66 2/3% of our revenues derived from all LESO Agreements in the previous 12 month period; or

•	under certain defined circumstances where no distribution partner has agreed to match our offer of marketing funds to promote a specific service in a promotional scheme we organize (in which case we are permitted to operate a land earth station only to provide the specific service), as long as all arrangements with such new land earth stations are on equal terms with land earth stations of our other distribution partners (related to services, otherwise confidential information, etc.). We must operate any new land earth stations we establish through a separate subsidiary with separate accounting procedures, informational databases and operational staff.

We may sell permitted services directly to resellers and end-users through any new land earth station we establish, acquire or affiliate with in accordance with the conditions above.

Our land earth stations at Fucino and Burum may not carry existing services directly to resellers or end-users, but will do so for BGAN and R-BGAN.

Distribution

Each LESO Agreement provides that:

•	we may authorize other entities, on a non-exclusive basis, to construct land earth stations in order to provide the services to which the LESO Agreements relate via our satellites, but that entity may not be one of our affiliates (meaning a corporation or other form of organization we directly or indirectly control), except as provided above. Such authorizations must be on terms and conditions that are no more favourable to the newly authorized entity than those we offer to other operators of land earth stations;

•	if we or one of our affiliates acts as a reseller, we or it must do so through a separate subsidiary; and

•	we may restrict or withdraw a service in one or more ocean regions if:

•	we give one year’s written notice to the distribution partners;

•	we convene a meeting of the distribution partners to consider their views and the consequences of the withdrawal on their end-users and investments;

•	we apply the restriction or withdrawal equally to all distribution partners that provide services in the relevant region; and

•	the restriction or withdrawal does not conflict with our public service obligations.

Non-exclusivity

Each distribution partner that is a party to a LESO Agreement may distribute services of, or hold any economic interest in, any entity that provides mobile satellite telecommunications services, regardless of whether that entity is one of our competitors.

Service Level

In providing satellite services to the distribution partners we must use our reasonable endeavours to achieve the following network performance objectives:

•	satellite availability:

•	minimum performance: 99.9% per year; and

•	target performance: 99.99% per year;

•	satellite capacity grade of service:

•	we must manage the satellite capacity grade of service to deliver, to the extent possible, a commercially acceptable level of congestion using a pre-agreed process;

•	network availability:

•	minimum performance: 99.9% over any period of three months or greater; and

•	target performance: 99.96% over any period of three months or greater.

If we fail to meet the minimum network performance objectives, the distribution partner will receive a credit for any commitment or other fixed period service affected based on an agreed pre-estimate of the damage that such distribution partner suffered as a result of our failure. However, the distribution partner will not receive an allowance or credit if the interruption of service is for less than one hour. In the event of a dispute, each LESO Agreement provides that the dispute will be referred to and resolved by arbitration.

Intellectual Property

When we enter into a LESO Agreement, we grant to the distribution partner:

•	a royalty-free intellectual property rights license to use certain of our patents and other intellectual property while the distribution partner provides our services to end-users; and

•	a royalty-free trademark license to use certain of our trademarks for the same purpose.

Limits on Liabilities

Under each LESO Agreement, we are not liable to any distribution partner, its affiliates, resellers, customers or other end-users for any direct, indirect or consequential damage arising from any telecommunications breakdown (i.e., any unavailability, delay or interruption to the communication services we provide over our satellites) or any suspension of service to an end-user terminal resulting from our good faith actions at the request of the distribution partner or operators of the land earth stations under the procedures for restricting access to our services by specific user terminals for non-payment or other causes. However, we may be liable for a telecommunications breakdown caused by our wilful or reckless act, or our reckless omission, if we knew that such action or omission would result in a telecommunications breakdown. Our maximum liability to all distribution partners for all occurrences arising from the same cause in any calendar year may not exceed US$10 million.

Under each LESO Agreement, the distribution partner must require resellers to incorporate, in the terms and conditions applicable to any end-user, disclaimers of liability for us, our affiliates and the distribution partner.

Each distribution partner is liable to us for any loss or damage (capped at US$100 million per calendar year) to a satellite caused by any act or omission of the distribution partner, its resellers, contractors or employees, unless we or the relevant LESO Agreement authorized, in writing, the services and manner of provision of those services which caused the loss or damage.

Our distribution partners are not liable to us for charges arising from technological fraud (including cloning) in connection with certain services when they have complied with our fraud prevention procedures, have co-operated with us in any relevant fraud prevention activities related thereto, and were unaware of the fraudulent activity at the time it occurred.

Amendments

For amendments to the LESO Agreement to become effective, we must propose them in writing to all our distribution partners. They must be accepted by distribution partners whose revenues represent more than 66 2/3% of revenues of all responding distribution partners, in each case, during the twelve-month period immediately preceding the date of the circulation of the proposed amendment.

However, if requested by at least two distribution partners, we may amend the land earth station technical criteria and operating procedures in the LESO Agreements after convening a meeting of all distribution partners subject to the following:

•	if, for any distribution partner, a proposed change would result in an implementation cost in excess of US$250,000 or if the aggregate of the implementation cost and the cost of all other mandatory changes introduced in the preceding 12-month period would exceed US$500,000, a majority of the distribution partners attending and voting at the meeting must approve a proposed change; and

•	if the proposed change is not mandatory or does not involve implementation costs greater than US$250,000, we can adopt the change 21 days after the meeting proposing the change.

In addition, in emergency cases, we can adopt any change to the land earth station technical criteria and operating procedures without prior consultation, provided that if the US$250,000 threshold is met, we convene a meeting of the distribution partners to demonstrate the urgency.

Upon renewal of the LESO Agreements, any terms and conditions we offer to new distribution partners may be no more favorable than the terms and conditions we offer to the existing distribution partners.

Suspension and Termination

We may suspend a LESO Agreement with any distribution partner if the distribution partner:

•	fails to comply with the land earth station technical criteria and operating procedures under its LESO Agreement, subject to giving ten days’ advance notice (or without giving advance notice if the failure has caused damage to a satellite or caused a telecommunications breakdown or in the case of a material breach); and

•	has failed to remedy this breach within 30 days after receiving notice from us concerning the breach.

Any LESO Agreement may be terminated in the following cases:

•	by the distribution partner, upon at least 12 months’ advance written notice to us;

•	by us, if the relevant distribution partner has failed to pay charges due to us for 120 days after written request for payment;

•	by either party to a LESO Agreement for the other party’s unremedied breach of contract (other than a default in payment of the charges), unless the breach is cured within 60 days of notification of the breach; and

•	by either party to a LESO Agreement if the other party is subject to bankruptcy procedures.

Each LESO Agreement contains a substantive list of events (including failure of the Inmarsat Space Segment) that constitute force majeure. Where a force majeure event subsists for 30 consecutive days or more, each LESO Agreement provides for the parties to that agreement to meet to negotiate the future of the LESO Agreement. However, neither party to that agreement has any contractual right to suspend or terminate the LESO Agreement unilaterally in such circumstances.

R-BGAN Service Distribution Agreements

We have entered into a service distribution agreement (each a “R-BGAN Agreement”) with each of our various R-BGAN distribution partners which governs the provision of demand-assigned R-BGAN services. The terms summarised below may vary from R-BGAN Agreements we enter into in the future. As long as the R-BGAN distribution partner’s business experiences no material adverse change, each R-BGAN Agreement provides that the distribution partner will be offered the opportunity to become a distribution partner for our BGAN services following their commercial launch.

Term

Each R-BGAN Agreement is for an initial fixed term of three years. Our distribution partners may agree annually to extend their R-BGAN Agreement for up to a further two years subject always to prior termination in accordance with its terms.

Price

For the services that a distribution partner provides under its R-BGAN Agreement, it must pay us the fixed price specified in its R-BGAN Agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generates in relation to that service. Pricing is subject to volume-based discounts for each distribution partner that reaches specified sales revenue or traffic targets.

Existing prices and discounts in respect of R-BGAN services are subject at all times to the ability to revise those prices subject to the notice provisions laid out in the R-BGAN distribution agreement.

Eligibility

Each R-BGAN Agreement provides or incorporates provisions that permit us to appoint distribution partners (including distribution partners who are not currently distribution partners under our existing distribution arrangements) for R-BGAN services in accordance with agreed selection criteria. Those selection criteria relate to the capability, stability, liquidity and performance of new distribution partners.

However, under each R-BGAN Agreement, we may not recruit service providers of our existing distribution partners and their affiliates whilst under contract to a distribution partner or for a period of 18 months thereafter.

Service Level

If the R-BGAN service is unavailable for a period of 15 consecutive days in any one month for reasons within our reasonable control, we will waive our monthly subscription fee to distribution partners.

We also agree to use our commercially reasonable efforts to meet certain target criteria in respect of the R-BGAN system.

Performance

The distribution partners must use their reasonable efforts to promote the use of the R-BGAN services that they choose to provide, and work with us both to achieve marketing goals we have jointly agreed and to develop value added services. The distribution partners must also participate in dual branding, market information, customer service and other programmes.

Amendment

We may amend the R-BGAN technical and operating procedures subject to consultation with the distribution partners. We require the consent of the distribution partners if the cost of such an amendment is more than US$50,000 or the aggregate cost of amendments over the preceding 12 months exceeds US$100,000. There are certain exceptions to the requirement for consent including amendments that are required to rectify network faults, to meet governmental regulations or to meet operational emergencies.

Security

If we determine that it would be commercially prudent for us to obtain financial security over a distribution partner’s performance under the R-BGAN Agreement, we may, following reasonable consultation with the distribution partner, require the distribution partner to give us such financial security as we deem appropriate.

Limits on Liability

Each R-BGAN Agreement provides that, save for the previously stated credits on monthly subscription fees, we shall not be liable for any direct loss to the distribution partner or third parties arising from any unavailability, delay, interruption or degradation in the R-BGAN service or R-BGAN business support system save where caused by our gross negligence, wilful misconduct or fraud.

Neither party shall be liable to the other or third parties for consequential or indirect loss.

Except for death or personal injury caused by negligence, each party’s liability under a R-BGAN Agreement shall be limited to the lesser of the value of the R-BGAN charges over the proceeding 12 months or US$1,000,000.

Each R-BGAN Agreement requires the distribution partner to use its commercially reasonable efforts to include provisions stating that we are not liable to any party for any losses in any contracts entered into either with service providers or end-users.

Our distribution partners are not liable to us for charges arising from technological fraud (including cloning) in connection with certain services when they have complied with our fraud prevention procedures, have co-operated with us in any relevant fraud prevention activities related thereto, and were unaware of the fraudulent activity at the time it occurred.

Termination

Each R-BGAN Agreement may be terminated on the following grounds:

•	either party may terminate for a material breach by the other party if the breach is not remedied within 90 days or, if related to a breach of the trademark license agreement, a period of 30 days;

•	either party may terminate if the other party becomes insolvent or is or likely to be wound up or declared bankrupt;

•	either party may terminate if there is a force majeure event subsisting for more than 60 days and this issue is not resolved within a further 7 days;

•	we may terminate by giving 6 months’ prior notice of our intention to cease providing R-BGAN services; and

•	the distribution partner may terminate by giving 6 months’ prior notice of its intention to cease providing R-BGAN services.

BGAN Service Distribution Agreements

We have a service distribution agreement (each a “BGAN Agreement”) with each of our BGAN distribution partners governing the provision of demand-assigned BGAN services to land-based end-users only. As negotiations with our existing and new BGAN distribution partners are ongoing, the definitive terms of the BGAN Agreements may vary from the summary below.

Negotiations are underway for new BGAN agreements to cover aero services known as Swift Broadband.

Term

Each BGAN Agreement expires on April 14, 2009.

Price

For the services that a distribution partner provides to end-users pursuant to a BGAN Agreement, it must pay us the fixed price specified in the agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generates in relation to that service. Pricing will be subject to volume-based discounts for each distribution partner that reaches specified sales revenue targets. These pricing and volume discount arrangements have not yet been finalized.

Existing prices and discounts in respect of BGAN services are subject at all times to the ability to revise those prices subject to the notice provisions laid out in the BGAN distribution agreement.

Eligibility

Each BGAN Agreement includes or incorporates provisions that we may appoint distribution partners (including distribution partners who are not currently distribution partners under our existing distribution arrangements) for BGAN services in accordance with agreed selection criteria. Those selection criteria relate to the capability, stability, liquidity and performance of new distribution partners.

However, under each BGAN Agreement, we may not recruit service providers of our existing distribution partners whilst under contract or for a period of 12 months thereafter, nor may we appoint new distribution partners in certain pre-existing core segments of the BGAN market during an initial period of two years following commercial launch of BGAN services, unless we identify a market not sufficiently addressed by existing distribution partners (following consultation with them).

Service Level

Each BGAN Agreement contains a draft Service Level Agreement (“SLA”) which we have yet to finalize. Compensation levels for breach of the SLA have also yet to be finalized.

Intellectual Property

We grant to each distribution partner a royalty-free trademark license to use certain of our trademarks for the purpose of providing BGAN services to end-users.

Performance

The distribution partners are tiered into three categories based on various performance criteria, which entitles them to varying degrees of support and marketing funds from us. We will review their tier status annually, which `may change as a result. Failure of a distribution partner to meet the standards for the lowest category for a 12 month period may trigger termination of its BGAN Agreement.

Additionally, the distribution partner must use its reasonable efforts to promote the use of the services that it chooses to provide, and work with us to achieve jointly agreed marketing goals and to develop value added services. It must also participate in dual branding, market information, customer service and other programmes.

Each BGAN Agreement also contains provisions that require distribution partners to meet certain milestones prior to launch of our BGAN services which, if not met, could lead us to reduce resources and delay the distribution partner’s launch of the BGAN service.

Limits on Liabilities

Aside from credits under the SLA, we are not liable to distribution partners under the BGAN Agreement for any direct loss to the distribution partner or third parties arising from any unavailability, delay, interruption or degradation in the BGAN service or BGAN business support system save to the extent caused by our gross negligence, wilful misconduct or fraud.

Neither party shall be liable to the other or third parties for consequential or indirect loss.

Except for death or personal injury caused by negligence, each party’s liability under the BGAN Agreements is limited to the lesser or greater (depending on the distribution partner) of the value of the BGAN wholesale charges over the preceding 12 month period or US$1 million.

Under each BGAN Agreement, a distribution partner is required to make commercially reasonable efforts to include provisions stating that we are not liable to any party for any losses in any contracts entered into with either service providers or subscribers.

Termination

Apart from the termination right referred to under the paragraph entitled “Performance” above:

•	either party may terminate for a material breach by the other party if the breach is not remedied within 30 days;

•	either party may terminate if the other party becomes insolvent or is or likely to be wound up or declared bankrupt;

•	either party may terminate its BGAN Agreement if a force majeure event occurs and subsists for more than 60 days and is not resolved within a further seven days;

•	we may terminate for late payment in excess of 90 days by the distribution partner;

•	we may terminate by giving 12 months’ prior notice of our intention to cease providing BGAN services; and

•	the distribution partner may terminate by giving 12 months’ prior notice of its intention to cease providing BGAN services.

Lease Services Provider Agreements

We have a lease services distribution agreement (each a “Lease Agreement”) with entities wishing to provide satellite resources for a pre-arranged, fixed term (as opposed to on-demand services) for an end-user’s exclusive use. Radio-determination services are excluded from these agreements. We have discretion under our Lease Agreements to vary, amend or restrict the lease services we offer. A relatively small number of our distribution partners have elected to provide lease services and enter into a Lease Agreement. Each Lease Agreement has annexed to it, among other things, model terms and conditions for a specific lease contract and a lease policy governing the lease process, to which the model terms and conditions conform.

Term

Each Lease Agreement is for a fixed term expiring on the April 14, 2009 unless subject to prior termination in accordance with its terms. Termination or expiry of a Lease Agreement does not affect the term of any specific lease, which is governed by the termination provisions of the lease contract.

Eligibility

To be eligible to enter into a Lease Agreement:

•	where the lease services are to be provided via a lease services provider’s land earth station, the lease services provider must provide the land earth station; and

•	where the lease services are to be provided via our ground infrastructure on our Inmarsat-4 or subsequent generation satellites, the lease services provider is not required to provide a land earth station.

If the lease services provider is to provide BGAN services, the lease services provider must satisfy certain selection criteria relating to its capability, stability, liquidity and performance.

Pricing

We may vary the price of our lease service offerings in accordance with the principles laid out in the lease policy, provided that we neither increase the price of specified standard lease service offerings nor reduce specified volume discounts.

Amendments

We may amend certain parts of our Lease Agreement, primarily the model terms and conditions and lease policy, with advance notice and consultation.

The majority of our Lease Agreements may be modified only by following an amendment procedure, which requires the consent of lease service providers representing 66 2/3% of revenues of all responding lease service providers over the 12-month period preceding the amendment.

Service Level

We must use our reasonable endeavours to meet the following network performance objectives:

•	a minimum satellite availability of 99.9% per annum and a target availability of 99.99% per annum; and

•	a minimum network availability of 99.9% over any period no less than three months and a target performance level of 99.96% over the same period.

Termination

Termination may occur in the following circumstances:

•	lease services providers may terminate for convenience upon 30 days’ notice if they have no lease contracts in effect;

•	either party may terminate a Lease Agreement where the other party is in default in the performance of any material term under the agreement and has failed to cure the default within 60 days from the date of written notice from the terminating party;

•	either party to a Lease Agreement may terminate if the other party becomes insolvent, enters into administration or liquidation or otherwise ceases or threatens to cease business; and

•	by mutual agreement between the parties to a Lease Agreement.

Inmarsat-4 Satellites Construction Contract with Astrium

On May 11, 2000, we entered into an agreement with Astrium SAS (now known as EADS Astrium) for the construction of three Inmarsat-4 satellites to be delivered on agreed dates. We have agreed, pursuant to certain change notices, to defer our entitlement to certain liquidated damages for late delivery of satellites. We granted the deferral as an incentive for Astrium to deliver the satellites prior to the agreed delivery dates. In addition, certain of our payment obligations under the original agreement have been deferred with effect from May 14, 2004 and October 13, 2005 for a period of 540 days.

The first of the Inmarsat-4 satellites to be constructed pursuant to this agreement was successfully launched in March 2005 and the second of the Inmarsat-4 satellites was successfully launched in November 2005. Delivery and final acceptance of the third satellite was deemed to have occurred on October 13, 2005.

Term

For each satellite, the agreement terminates 40 calendar quarters after its successful injection into its orbital location.

Prices

The total price that we must pay Astrium includes the construction of three satellites, post-launch milestone and performance incentive payments and expected storage costs of F3. The payments will accrue in accordance with a milestone events schedule, with pre-launch milestones accounting for approximately 80% of the contract price, tied to such events as specific systems deliveries and acceptance reviews, subject to the payment deferral discussed above. Post-launch milestone payments will accrue upon events such as successful orbital injection and completion of certain in-orbit tests. In addition to milestone payments, for each satellite successfully launched and satisfactorily operated during 40 calendar quarters after successful injection, Astrium may receive performance incentive payments from us. The aggregate of the post launch milestone and incentive payments is approximately 20% of the contract price.

As is typical in such contracts, there are often change orders that will affect pricing during the satellite construction phase. Since we entered into this agreement we have agreed to a number of contract changes, which have increased the contract price above the original price, although a portion of the increase has been offset by liquidated damages due from Astrium.

Option

Astrium has granted us the following option under the agreement:

•	an option exercisable at any time, to require satellites to be stored by Astrium for a maximum period of five years. At certain times we must pay storage charges and interest on performance incentives to Astrium. If we do not launch a satellite within five years of storing it, we must pay Astrium the remaining purchase price of the satellite, including associated post-launch incentive payments, regardless of whether the satellite is launched. The third satellite has been placed in storage as of February 2006. The first 18 months of this storage is free of charge.

Consequences of Failure to Perform

We are entitled to the following payments from, and have the following remedies against, Astrium in the following circumstances:

•	if certain specified milestones or completion deadlines are not met, we receive damages up to a pre- agreed maximum;

•	if Astrium anticipates that it cannot deliver a satellite by an agreed final date and in the absence of a negotiated alternative, we notify Astrium that we are treating the contract as discharged with respect to all or part of the work related to the satellite affected by the breach and choose between the following remedies:

•	accept all or part of the work affected by the discharge and pay Astrium fair and reasonable value for that work. Astrium must compensate us for the increased costs we incur to complete this work, up to a maximum of a percentage of the total contract price; or

•	receive a refund of all amounts paid by us for the work completed together with interest at the London Interbank Offered Rate from the date of each payment until the date of reimbursement. In addition Astrium must also compensate us for any increased costs we incur in procuring alternative equipment and/or services,

•	if Astrium fails promptly to correct satellite deficiencies notified by us, we can choose:

•	to have all deficiencies corrected by other means at Astrium’s cost (up to a maximum of 10% of the price of the relevant satellite); or

•	not to have the deficiency corrected but to negotiate an equitable reduction in the price and a limitation on the satellite performance incentive payment; and

•	if Astrium fails to cure any other breach of the agreement within 30 days after it receives our notification of the breach, we may seek any remedy legally available to us.

In the event Inmarsat exercises certain remedies for breach, Astrium may elect to terminate the arrangement for payment deferral, and all payment obligations by either party will be immediately due and payable.

If we fail to make payments due under the agreement within 30 days of a written request to do so, Astrium may either suspend work and obtain an equitable increase in the contract price or terminate the contract.

We and Astrium have given indemnities that are customary in the satellite services industry. Astrium does not warrant satellites after launch or indemnify us from liabilities caused by any satellite after it has been launched.

Neither party is liable for consequential loss and the maximum liability of each party is capped at the contract price.

Warranty

Astrium provides a warranty that covers equipment (including the three Inmarsat-4 satellites and ancillary equipment) and services, such as launch support and transportation and storage services. The warranty provides that all equipment will be free from defects in design, material or workmanship (unless waived by us in writing pursuant to a request from Astrium), that services will be performed in a skilful and workmanlike manner, and that both will conform to the requirements specified in the contract.

For the satellites this warranty will run from the date of final satellite acceptance until launch, or for five years of storage. For services and all other equipment the warranty period will be one year from completion or final acceptance, respectively.

In the case of defective or non-conforming equipment or services, we may require Astrium to repair or replace the same at its own expense.

Termination

In addition to the circumstances which may give rise to a right to terminate summarised under “Consequences of Failure to Perform” above, the agreement may be terminated in the following circumstances:

•	by us, in whole or in part at any time, if Astrium either becomes insolvent or goes into liquidation, or resorts to fraudulent practices in carrying out the contract;

•	by us, in whole or in part, at our convenience (in which case, we must pay termination charges, including a fixed profit element, to Astrium), at any time except in relation to a satellite that we have finally accepted; and

•	by us, if force majeure events delay delivery by more than 180 days or permanently prevent Astrium from complying with the timetable (in which case, we must pay Astrium a portion of the termination charge we would have paid if we had terminated for convenience). If we terminate the agreement for force majeure events, beneficial ownership of the work is equally shared between Astrium and us for a certain period following termination and if Astrium sells the work during this period, we will be entitled to receive a proportion of the proceeds (net of Astrium’s costs). If Astrium sells the work after this period, we will not receive any proceeds.

Radio Access Network Contract with Thrane & Thrane

On July 1, 2001, we entered into an agreement with Thrane & Thrane A/S for the delivery to us, by March 31, 2006, of the ground station equipment we use for satellite interface and other equipment for transmission of our BGAN services.

Term

The agreement currently expires on April 29, 2008, including two years of warranty and maintenance services following delivery of the satellite interface equipment, which is presently scheduled to occur on April 30, 2006.

Price

The total contract price covers delivery of the ground station equipment and is payable in successive instalments in accordance with a milestone schedule. We have paid the majority of the contract price.

If we elect to have Thrane & Thrane provide maintenance support services after the expiry of the equipment warranties, we must pay an annual base price of approximately US$1.8 million. This fee is subject to increase based on the annual rate of inflation in Denmark; however, the increase cannot exceed 5% per year. As is typical with agreements of this nature, there are often change orders which affect pricing during the development phase of the equipment. Since we entered into this agreement, we have agreed a number of contract changes.

Warranty

Thrane & Thrane warrant all deliverable equipment to be new and free from defects in materials, workmanship and design, and that all services shall be performed in a skilful and workmanlike manner. All services and equipment are warranted to conform to the requirements specified in the agreement. The warranty will run for two years from the date of final acceptance for Thrane & Thrane-developed hardware and software, except that in the case of latent defects not discoverable by acceptance testing or use within the warranty period, it will run from the time of discovery of the latent defect.

If Thrane & Thrane breach any warranty regarding the quality of the equipment and services provided we can:

•	require Thrane & Thrane to correct or replace the defective or non-conforming equipment and services at their expense (if they do not correct or replace the equipment and services within a reasonable period or if they fail to correct or replace the equipment and services effectively, we can have the correction or replacement done by a third party and Thrane & Thrane must reimburse all our costs reasonably incurred); or

•	elect not to have the defective or non-conforming equipment and service corrected or replaced and negotiate a price reduction; or

•	reject any part of the equipment and services that is in breach of the warranty, in which case Thrane & Thrane must reimburse us for any amounts which we have already paid for the equipment and services.

Remedies for Unsatisfactory Service and Support

If Thrane & Thrane provide us with an unsatisfactory performance (meaning performance that does not comply with the technical and functional requirements set out in the agreement or system availability that does not meet the minimum requirements agreed by the parties), we are entitled to damages of up to a maximum US$20,000 per month. If Thrane & Thrane chronically provide us with unsatisfactory performance (meaning system performance is below agreed standards of availability for three consecutive months), we:

•	are entitled to damages of up to 50% of our annual warranty or maintenance payment (equivalent to approximately US$900,000);

•	may terminate the agreement, in which case Thrane & Thrane must pay the increased costs (not to exceed the total price) actually incurred by us in procuring a replacement service; or

•	continue to receive the service but negotiate lower performance standards and new lower prices.

Thrane & Thrane’s liability is limited to direct damages and does not extend to indirect, consequential or special damages, including loss of profit or business.

Termination

We may terminate this agreement without prejudice to any other rights and remedies, which we have under the agreement or under the law:

•	if Thrane & Thrane fail to remedy a breach of any of their material obligations within 30 days after we request them to do so in writing;

•	if Thrane & Thrane become subject to insolvency procedures;

•	for anticipatory breach, repudiation, inability to perform or lack of due diligence which Thrane & Thrane fail to remedy within 30 days of our notice; or

•	if after notice to Thrane & Thrane that time is of the essence in relation to specific obligations, they have not performed such obligations by a reasonable date stated in our notice.

If we terminate this agreement for cause (i.e., for those reasons above) we may receive the following remedies:

•	we may, at our sole discretion, take over all or part of the work completed prior to the termination, in which case, Thrane & Thrane must compensate us for any increased cost reasonably incurred in completing the work; or

•	if we do not elect to take over and complete all or any part of the work completed prior to the termination, Thrane & Thrane must refund to us all amounts paid by us for that work and pay the increased cost that we reasonably incur in procuring alternative goods and/or services.

In addition:

•	if Thrane & Thrane provide us with chronically unsatisfactory service or support; or

•	if a force majeure event delays the delivery timetable by more than six months, or permanently prevents Thrane & Thrane from complying with the delivery timetable (in which case the financial consequences of the termination will be determined, with the object of equal apportionment between Thrane & Thrane and us, by negotiation, or if agreement cannot be reached, by arbitration), we may terminate this agreement or may renegotiate the agreement. However, in these circumstances we do not have the right to take over and complete the work as described above.

Core Network Infrastructure Contract with Ericsson

On November 1, 2001 we entered a contract with Ericsson Limited for the delivery to us, by April 30, 2004, of ground station equipment comprising our core network infrastructure we use to control transmission of our services from BGAN terminals to terrestrial fixed and mobile networks. Ericsson delivered this system to us on September 18, 2004, following an extension of approximately two months.

Term

This agreement expires concurrently with Ericsson’s equipment warranty, which we expect to occur at the end of December 2006.

Price

The total contract price (excluding any additional equipment and services) is payable in installments in accordance with a milestone schedule.

Under the agreement, Ericsson has agreed to provide us with maintenance or warranty support services after the expiration of Ericsson’s equipment warranty, for which we must pay Ericsson an annual base price that is to be determined. The price is subject to an annual increase.

Warranty

Ericsson warrants all deliverable equipment to be new and free from defects in materials, workmanship and design, and that all services shall be performed in a skilful and workmanlike manner. All services and equipment are warranted to conform to the requirements specified in the agreement. The warranty runs for two years from the date of final acceptance for hardware, software and documentation, except that in the case of latent defects not discoverable by acceptance testing or use within the warranty period, it will run from the time of discovery of the latent defect.

If Ericsson breaches any warranty regarding the quality of the equipment and services provided we can:

•	require Ericsson to correct or replace the defective or non-conforming equipment and services at their expense (if they do not correct or replace the equipment and services within a reasonable period or if they fail to correct or replace the equipment and services effectively, we can have the correction or replacement done by a third party, and Ericsson must then reimburse all our costs reasonably incurred); or

•	elect not to have the defective or non-conforming equipment and service corrected or replaced and negotiate a price reduction; or

•	reject any part of the equipment and services that is in breach of the warranty, in which case Ericsson must reimburse us for any amounts, which we have already paid for the equipment and services.

Indemnity

We have agreed to indemnify Ericsson up to a maximum of US$500,000 in respect of claims made against Ericsson that speech coding software licensed to us by Digital Voice Systems (which is used by Ericsson in the core network) infringes the intellectual property rights of a third party.

Consequences of Failure to Perform

If Ericsson breaches its warranty regarding the quality of equipment and services provided under the agreement, we can require Ericsson to correct or replace any defective on non-conforming equipment and services at Ericsson’s expense. If Ericsson fails to do so within a reasonable period, or it if fails to correct or replace the equipment or services effectively, we have the right to correct or replace such equipment or services and require Ericsson to reimburse all of our reasonable costs incurred in so doing.

Remedies for Unsatisfactory Service and Support

If Ericsson provides us with unsatisfactory performance (meaning system availability that does not meet the minimum requirements agreed by the parties), we are entitled to damages of up to a maximum of US$20,000 per month. If Ericsson chronically provides us with unsatisfactory performance (meaning system performance is below agreed upon standards of availability for three consecutive months) or does not comply with the functional requirements set out in the agreement, we may:

•	receive remedies not to exceed 50% of the annual warranty or maintenance payment;

•	terminate the agreement, in which case Ericsson must pay the increased costs (not to exceed the total price) we actually incur to procure a replacement service; or

•	continue to receive the service, but negotiate lower performance standards and new lower charges, subject always to the right to terminate set out above.

Ericsson’s liability is limited to direct damages and does not extend to indirect, consequential or special damages, including loss of profit or business. Ericsson’s total liability, excluding liability in relation to personal injury or death, loss or damage to property (which is subject to a cap of the greater of US$8 million or Ericsson’s insurance cover), remedies for late delivery and certain specified intellectual property liabilities, cannot exceed 95% of the price we paid under the agreement.

Termination

We may terminate this agreement without prejudice to any other rights and remedies, which we have under this agreement or by law:

•	if Ericsson fails to remedy a breach of any of its material obligations within 30 days after we request it to do so in writing;

•	for anticipatory breach, repudiation, inability or failure to perform or lack of due diligence which Ericsson fails to remedy within 30 days of our notice;

•	if, after undue delay by Ericsson, we notify them that time is of the essence for the performance of certain obligations specified in the agreement and Ericsson has not performed such obligations by a reasonable date stated in our notice; or

•	if Ericsson chronically provides us with unsatisfactory performance or fails to complete work by the due dates. Ericsson may terminate the agreement if we fail to pay any sums by the due date and we fail to remedy this within 30 days of being requested to pay by written notice.

Either party may terminate the agreement if the other party becomes subject to insolvency procedures or is unable to pay its debts.

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, or Exchange Act. Accordingly, we file reports, including annual reports on Form 20-F and current reports on Form 6-K, with the US Securities and Exchange Commission, or SEC. As a foreign private issuer, we are not subject to the proxy rules under Section 14 of the short-swing insider profit disclosure rules under Section 16 of the Exchange Act. You will be able to read and copy the reports and other information, including documents we filed as exhibits thereto at the SEC’s Public Reference Room by calling the SEC at +1 800 SEC 0330. The SEC maintains an internet site at www.sec.gov that contains reports and other electronically filed information.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of estimated amounts generated from a sensitivity analysis is “forward-looking” and involves risks and uncertainties. Actual results could differ materially from those projected due to actual developments in the global financial markets. Such risks principally include country risk, legal risk and political risk that are not represented in the following analyses.

Foreign exchange risk

We use the US dollar as our functional currency. While almost all of our revenues are denominated in dollars, the majority of our operating expenses and a small proportion of our capital expenditures are denominated in currencies other than the dollar. Therefore, we are exposed to the adverse effect of a weaker dollar against other currencies. Our primary exchange rate exposure is against pounds sterling.

In order to manage our foreign exchange exposure, we have developed a hedging strategy that requires the purchase of foreign currency to cover our forecast short positions in major currencies. The instruments that we use are forward contracts, typically for up to 24 months. The currency exposure that we hedge is principally our forecasted sterling costs for salaries and other overhead expenses, as well as other currency expenses from time to time. If we believe the dollar may strengthen, we may elect to hedge a smaller proportion of our projected sterling costs.

Recently the US dollar has significantly weakened against the pound sterling and may continue to weaken in future periods. Although our hedging strategy is designed to limit the short-term impact of the dollar’s weakness, in the longer term our results of operations will be adversely impacted by continued weakness of the dollar against the pound sterling. For example, we estimate that a 1% decrease in the value of the dollar against sterling would have reduced our profit before tax for December 31, 2004 and 2005 by approximately US$0.9 million and US$1.1 million, respectively. We estimate that a 1% decrease in value of the dollar against euro would have reduced our profit before tax for December 31, 2004 and 2005 by approximately US$3.5 million and US$nil million, respectively.

The following table shows information about our foreign exchange forward contracts as at December 31, 2005. The table presents the value of the contracts in dollars at the contract exchange rate and at the contract maturity date, as well as the fair value of the contracts.

	Year ended December 31, 2005
	Contract Value	Market Value	Fair Value(1)
	(US$ in millions)
Sell dollar currency
Forward Contracts	97.7	93.8	(3.9)

(1)	Fair value represents the difference between the value of the contracts in dollars at the spot rate at December 31, 2005 and the value of the contracts in dollars at the contract exchange rate.

For US GAAP purposes prior to October 1, 2004, our hedging arrangements did not qualify for hedge accounting under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” and related pronouncements, and were therefore marked-to-market through the profit and loss account. From October 1, 2004 onwards we have designated the majority of our foreign currency financial instruments for hedge accounting.

Interest rate risk

Our interest rate risk policy is to be fixed between 60% to 100% on forecast net debt for the next two years on a rolling basis.

For US GAAP purposes our interest rate hedges qualify for hedge accounting under SFAS 133 “Accounting for Derivative and Hedging Activities” and related pronouncements.

At December 31, 2004 and December 31, 2005, on the basis of past net cash balances, we estimate that a 1% increase in interest rates would have reduced profit before tax for 2004 and 2005 by approximately US$0.1 million and US$0.6 million, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Information regarding limitations on the payment of dividends resulting from the issuance of our 7.625% Senior Notes due 2012 is incorporated by reference to our registration statement on Form F-4/A filed on September 20, 2004 (Registration No 333-115865).

ITEM 15. CONTROLS AND PROCEDURES

Inmarsat Group Limited and its subsidiaries

Evaluation of disclosure controls and procedures.

We maintain “disclosure controls and procedures” as such term is defined in Rule 13a—15 (e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the year covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the year when our periodic reports are being prepared.

Changes in internal controls

We confirm that there was no change in our internal controls over financial reporting that occurred during 2005, and in particular in the fourth quarter of the year that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Inmarsat plc has determined that John Rennocks, Sir Bryan Carsberg and Stephen Davidson are each an “audit committee financial expert” as this term has been defined under the rules of the New York Stock Exchange and that he is independent. See Item 6—”Directors, Senior Management And Employees—Board of Directors” for a discussion of their experience.

The board of directors of the issuer and the parent guarantor do not have an additional audit committee financial expert, as we believe our audit committee financial experts at Inmarsat plc are sufficient.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to all our employees, including our Chief Executive Officer, our Chief Financial Officer, Chief Operating Officer and persons performing similar functions. Every director, officer, and employee of every Group company are required to conduct business in accordance with the highest standards of personal and professional integrity. The Code sets out the principles to which all employees are expected to adhere and advocate in meeting these standards. The Code of Ethics is posted on our website at http://www.inmarsat.com/ investor_relations. Amendments to or any grant of a waiver from a provision of the Code of Ethics requiring disclosure under applicable SEC rules, if any, will be disclosed on our website at www.inmarsat.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Related Fees

Under its charter the audit committee of the board of directors reviews and pre-approves all audit and permissible non-audit services performed by PricewaterhouseCoopers LLP as well as the fees charged by PricewaterhouseCoopers LLP for such services. In its review of non-audit services, the audit committee considered whether the provision of such services is compatible with maintaining the independence of PricewaterhouseCoopers LLP. The following table sets forth the aggregate fees billed by PricewaterhouseCoopers LLP in connection with the following services for the years ended December 31, 2004 and 2005:

	2004	2005
	(US$ in millions)
Audit Fees(1)	0.6	0.7
Audit-Related Fees(2)	1.3	0.5
Tax Fees(3)	0.1	—
All Other Fees(4)	—	2.6

Total Fees	2.0	3.8

(1)	This category includes fees for services rendered for the audit of the annual financial statements included in our Annual Report on Form 20-F, review of the quarterly financial statements included in our current reports on Form 6-K and annual regulatory reporting as required by Companies House in the United Kingdom.

(2)	This category includes fees for accounting advice and assistance in implementing accounting standards, services relating to the issuance of the Senior Notes, and fees for the issuance of comfort letter and assistance with and review of documents filed with the SEC.

(3)	This category includes fees for tax compliance, planning and advice.

(4)	This category principally comprises fees for due diligence services incurred by Inmarsat plc (ultimate parent company) in connection with the IPO in June 2005.

The audit committee has determined that the provision for services rendered above for non-audit services is compatible with maintaining the independence of PricewaterhouseCoopers LLP.

PART III

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 through F-195.

ITEM 18. FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of responding to this item.

ITEM 19. EXHIBIT INDEX

Exhibit Number	Exhibit
1.1	Articles of Association of Inmarsat Finance plc, dated July 17, 2003 and last amended January 7, 2004.(1)

1.2	Memorandum of Association of Inmarsat Finance plc, dated July 17, 2003 and last amended January 7, 2004.(1)

1.3	Articles of Association of Inmarsat Group Limited, dated July 9, 2003 and last amended January 6, 2004.(1)

1.4	Memorandum of Association of Inmarsat Group Limited, dated July 9, 2003 and last amended January 6, 2004.(1)

1.5	Articles of Association of Inmarsat Investments Limited, dated July 9, 2003 and last amended January 6, 2004.(1)

1.6	Memorandum of Association of Inmarsat Investments Limited, dated July 9, 2003 and last amended January 6, 2004.(1)

1.7	Articles of Association of Inmarsat Ventures Limited, current articles adopted April 15, 1999 and last amended December 17, 2003.(1)

1.8	Memorandum of Association of Inmarsat Ventures Limited, dated November 20, 1998 and last amended December 17, 2003.(1)

1.9	Articles of Association of Inmarsat Global Limited, current articles adopted April 20, 1999 and last amended December 17, 2003.(1)

1.10	Memorandum of Association of Inmarsat Global Limited, dated November 24, 1998 and last amended December 17, 2003.(1)

1.11	Articles of Association of Inmarsat Leasing (Two) Limited, dated November 3, 2000 and last amended December 17, 2003.(1)

1.12	Memorandum of Association of Inmarsat Leasing (Two) Limited, dated November 3, 2000 and last amended December 17, 2003.(1)

1.13	Articles of Association of Inmarsat Launch Company Limited, dated November 28, 2003 and last amended December 16, 2003.(1)

1.14	Memorandum of Association of Inmarsat Launch Company Limited, dated November 28, 2003.(1)

2.1	Indenture, dated as of February 3, 2004, among Inmarsat Finance plc, Inmarsat Group Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and The Bank of New York.(1)

2.2	Supplemental Indenture, dated as of April 30, 2004, among Inmarsat Finance plc, Inmarsat Group Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and The Bank of New York.(1)

2.3	Pledge Agreement, dated as of February 3, 2004, between Inmarsat Finance plc (as Grantor) and The Bank of New York (as Trustee), together with a Pledge Supplement, dated April 30, 2004, delivered by Inmarsat Finance plc.(1)

2.4	Share Charge, dated as of February 3, 2004, created by Inmarsat Investments Limited in favor of The Bank of New York (as Trustee).(1)

2.5	Deed of Undertaking, dated as of February 3, 2004, by Barclays Bank PLC (as Security Agent) in favor of The Bank of New York (as Trustee).(1)

Exhibit Number	Exhibit
2.6	Second Amendment and Restatement Agreement relating to an Intercreditor Agreement dated October 10, 2003, dated as of February 16, 2004, among Inmarsat PLC, Barclays Bank PLC, The Bank of New York and Inmarsat Finance plc.(1)

2.7	Subordinated Intercompany Note Proceeds Loan Agreement, dated as of February 3, 2004, between Inmarsat Finance plc and Inmarsat Investments Limited.(1)

2.8	Promissory Note, dated as of February 3, 2004, between Inmarsat Investments Limited and Inmarsat Finance Limited.(1)

2.9	Subordinated Intercompany Note Proceeds Loan Agreement, dated as of April 30, 2004, between Inmarsat Finance plc and Inmarsat Investments Limited.(1)

2.10	Promissory Note, dated as of April 30, 2004, between Inmarsat Investments Limited and Inmarsat Finance Limited.(1)

3.	Shareholders’ Agreement among Duchessgrove Limited, Lavenderview Limited, Grapedrive Limited, Grapeclose Limited, the Managers and the Investors (as named therein) and Inmarsat Ventures plc.(3)

4.1	Commercial Framework Agreement standard form contract, made between Inmarsat Ventures Ltd, Inmarsat Global Ltd and another party.(2),(5)

4.2	New Land Earth Station Operator Agreement standard form contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party (as disclosed in the schedule appended to this exhibit).(2),(5)

4.3	Agreement for Lease of Capacity on Thuraya Satellite, dated July 26, 2000, between Thuraya Satellite Telecommunications Private Joint Stock Company and Inmarsat Global Limited.(2)

4.4	Contract for the Purchase of Inmarsat 4 Spacecraft, dated May 11, 2000, between Inmarsat Global Limited and Astrium SAS.(2),(5)

4.5	Contract for Launch Services, dated July 23, 2003, between Lockheed Martin Commercial Launch Services and Inmarsat Global Limited.(2),(5)

4.6	Contract for Launch Services, dated December 16, 2003, between Sea Launch Limited Partnership (acting through its General Partner Sea Launch Company L.L.C.) and Inmarsat Global Limited.(2),(5)

4.7	Contract for Broadband Global Area Network (BGAN) Radio Access Network (RAN) dated July 1, 2001 between Thrane & Thrane A/S and Inmarsat Global Limited.(2),(5)

4.8	Contract for Broadband Global Area Network (BGAN) Core Network (CN) dated November 1, 2001 between Ericsson Limited and Inmarsat Global Limited.(2),(5)

4.9	Broadband Global Area Network (BGAN) Business Support System Framework Contract dated June 12, 2003, between Danet GmbH and Inmarsat Global Limited.(2),(5)

4.10	Subordinated Intercompany Shareholder Funding Loan, dated December 29, 2003, between Grapedrive Limited and Grapeclose Limited.(1)

4.11	Amendment and Restatement Agreement, dated November 23, 2004, between Inmarsat PLC and Barclays Bank PLC, amending the attached Senior Facility Agreement, dated as of October 10, 2003, among Duchessgrove Limited, Grapeclose Limited, Barclays Capital, Credit Suisse First Boston, The Royal Bank of Scotland plc and Barclays Bank PLC.(1)

4.12	Schedule of Signatories to Commercial Framework Agreement standard from contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party.(6),(8)

4.13	Schedule of Signatories to New Land Earth Station Operator Agreement standard from contract, made between Inmarsat Ventures Ltd and another party.(7),(8)

8.	List of subsidiaries.(1)

12.1	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Finance plc.(4)

12.2	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Finance plc.(4)

12.3	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Group Limited.(4)

Exhibit Number	Exhibit
12.4	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Group Limited.(4)

12.5	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Investments Limited.(4)

12.6	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Investments Limited.(4)

12.7	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Ventures Limited.(4)

12.8	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Ventures Limited.(4)

12.9	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Global Limited.(4)

12.10	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Global Limited.(4)

12.11	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Leasing (Two) Limited.(4)

12.12	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Leasing (Two) Limited.(4)

12.13	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Launch Company Limited.(4)

12.14	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Launch Company Limited.(4)

13.1	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Finance plc.(4)

13.2	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Finance plc.(4)

13.3	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Group Limited.(4)

13.4	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Group Limited.(4)

13.5	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Investments Limited.(4)

13.6	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Investments Limited.(4)

13.7	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Ventures Limited.(4)

13.8	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Ventures Limited.(4)

13.9	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Global Limited.(4)

13.10	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Global Limited.(4)

13.11	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Leasing (Two) Limited.(4)

13.12	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Leasing (Two) Limited.(4)

13.13	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Launch Company Limited.(4)

13.14	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Launch Company Limited.(4)

(1)	Previously filed as an exhibit to the Inmarsat Finance plc Registration Statement on Form F-4 (SEC File No. 333-115865), dated May 25, 2004.

(2)	Previously filed as an exhibit to the Inmarsat Finance plc Registration Statement on Form F-4 (SEC File No. 333-115865), dated September 17, 2004.

(3)	Previously filed as an exhibit to the Inmarsat Finance plc Form F-4 Amendment No. 2 (SEC File No. 333-115865), dated August 24, 2004.

(4)	Filed herewith.

(5)	Portions of this exhibit have been omitted pursuant to confidential treatment granted by the Securities and Exchange Commission.

(6)	See Exhibit 4.1.

(7)	See Exhibit 4.2.

(8)	Previously filed as an exhibit to the Form F-4 Registration Statement (SEC File No. 333-120876) dated November 30, 2004.

SIGNATURES

Inmarsat Finance plc

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT FINANCE PLC (registrant)

Date: April 28, 2006	By:	/S/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Group Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT GROUP LIMITED (registrant)

Date: April 28, 2006	By:	/S/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Investments Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT INVESTMENTS LIMITED (registrant)

Date: April 28, 2006	By:	/S/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Ventures Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT VENTURES LIMITED (registrant)

Date: April 28, 2006	By:	/S/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Global Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT GLOBAL LIMITED (registrant)

Date: April 28, 2006	By:	/S/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Leasing (Two) Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT LEASING (TWO) LIMITED (registrant)

Date: April 28, 2006	By:	/S/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Launch Company Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT LAUNCH COMPANY LIMITED (registrant)

Date: April 28, 2006	By:	/S/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

I NDEX TO FINANCIAL STATEMENTS & OTHER SUPPLEMENTAL FINANCIAL INFORMATION

Page
INMARSAT GROUP LIMITED
Report of the Independent Accountants	F-3
Consolidated income statement for the years ended December 31, 2004 and 2005	F-4
Consolidated statement of group total recognized income and expense for the years ended December 31, 2004 and 2005	F-4
Consolidated balance sheets as at December 31, 2004 and 2005	F-5
Consolidated cash flow statements for the years ended December 31, 2004 and 2005	F-6
Notes to the consolidated financial statements	F-7
Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2004 and 2005	F-54

INMARSAT INVESTMENTS LIMITED
Reports of the Independent Accountants	F-55
Consolidated profit and loss accounts for the periods from January 1, 2003 to December 17, 2003 and December 17, 2003 to December 31, 2003 and the years ended December 31, 2004 and 2005	F-57

Consolidated statement of group total recognized gains and losses for the periods from January 1, 2003 to December 17, 2003 and December 17, 2003 to December 31, 2003 and the years ended December 31, 2004 and 2005

F-57
Consolidated balance sheets as at December 31, 2003, 2004 and 2005	F-58

Reconciliation of movements in group shareholders’ funds for the periods from January 1, 2003 to December 17, 2003 and December 17, 2003 to December 31, 2003 and the years ended December 31, 2004 and 2005

F-59
Consolidated statement of cash flows for the periods from January 1, 2003 to December 17, 2003 and December 17, 2003 to December 31, 2003 and the years ended December 31, 2004 and 2005	F-60
Notes to the consolidated financial statements	F-61
Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2003, 2004 and 2005	F-99

INMARSAT VENTURES LIMITED
Report of the Independent Accountants	F-100
Consolidated profit and loss accounts for the years ended December 31, 2003, 2004 and 2005	F-101
Consolidated statement of group total recognized gains and losses for the years ended December 31, 2003, 2004 and 2005	F-101
Consolidated balance sheets as at December 31, 2003, 2004 and 2005	F-102
Reconciliation of movements in group shareholders’ funds for the years ended December 31, 2003, 2004 and 2005	F-103
Consolidated statement of cash flows for the years ended December 31, 2003, 2004 and 2005	F-104
Notes to the consolidated financial statements	F-105
Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2003, 2004 and 2005	F-135

INMARSAT GLOBAL LIMITED
Report of the Independent Accountants	F-136
Profit and loss accounts for the years ended December 31, 2003, 2004 and 2005	F-137
Statement of group total recognized gains and losses for the years ended December 31, 2003, 2004 and 2005	F-137
Balance sheets as at December 31, 2003, 2004 and 2005	F-138
Reconciliation of movements in shareholders’ funds for the years ended December 31, 2003, 2004 and 2005	F-139
Statements of cash flows for the years ended December 31, 2003, 2004 and 2005	F-140
Notes to the consolidated financial statements	F-141

INMARSAT LEASING (TWO) LIMITED
Report of the Independent Accountants	F-168
Profit and loss accounts for the years ended December 31, 2003, 2004 and 2005	F-169
Balance sheets as at December 31, 2003, 2004 and 2005	F-170
Reconciliation of movements in shareholders’ funds for the years ended December 31, 2003, 2004 and 2005	F-171
Statements of cash flows for the years ended December 31, 2003, 2004 and 2005	F-172
Notes to the consolidated financial statements	F-173

INMARSAT GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Group Limited

We have audited the accompanying consolidated financial statements of Inmarsat Group Limited and its subsidiaries as of December 31, 2004 and 2005 which comprise the consolidated income statement, consolidated statement of recognized income and expenses, consolidated balance sheets and the consolidated cash flow statements and related notes for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Group Limited and its subsidiaries at December 31, 2004 and 2005 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union (IFRS).

As discussed in the accounting policies, Inmarsat Group Limited adopted International Accounting Standards (IAS) 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. The change has been accounted prospectively from January 1, 2005.

IFRS varies in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

PricewaterhouseCoopers LLP

London

April 28, 2006

INMARSAT GROUP LIMITED

CONSOLIDATED INCOME STATEMENT

	Note	2004	2005
		(US$ in millions)
Revenue		480.7	491.1
Employee benefit costs	7	(87.2)	(96.5)
Network and satellite operations costs		(50.0)	(38.8)
Other operating costs		(67.4)	(63.6)
Work performed by the Group and capitalized		25.8	25.2

EBITDA		301.9	317.4
Losses on termination of subsidiary undertakings	6	—	(1.1)
Gain on disposal of property	6	42.6	—
Depreciation and amortization	6	(124.1)	(106.5)

Operating profit		220.4	209.8
Interest receivable and similar income	9	3.9	10.6
Interest payable and similar charges	9	(167.5)	(167.2)

Net interest payable	9	(163.6)	(156.6)

Profit before income tax		56.8	53.2
Income tax expense	10	(15.4)	(18.3)

Profit for the year		41.4	34.9

Dividends	12	—	(24.7)

Retained profit for the year		41.4	10.2

INMARSAT GROUP LIMITED

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Note	2004	2005
		(US$ in millions)
Profit for the year		41.4	34.9
Actuarial losses from pension and post retirement healthcare benefits	25	(5.7)	(8.7)
Deferred tax on actuarial losses from pension and post-retirement healthcare benefits	25	1.7	2.6
Movement in cash flow hedge reserve	25	—	(13.6)
Movement in cumulative translation reserve	25	8.0	(0.8)

Total recognized income for the year		45.4	14.4

Movement in the cash flow hedge reserve arises as a result of the application of IAS 39 by the Group, with effect from January 1, 2005. The adoption of IAS 39 resulted in an increase to equity at January 1, 2005 of US$14.0 million.

INMARSAT GROUP LIMITED

CONSOLIDATED BALANCE SHEET

	Note	As at December 31, 2004	As at December 31, 2005
		(US$ in millions)
Assets
Non-current assets
Property, plant and equipment	13	1,147.9	1,319.1
Intangible assets	14	508.1	524.5

		1,656.0	1,843.6

Current assets
Cash and cash equivalents	15	226.8	35.1
Short-term deposits		151.7	—
Trade and other receivables	16	157.1	147.8
Inventories	17	1.2	0.3
Derivative financial instruments	28	—	2.3

		536.8	185.5

Total assets		2,192.8	2,029.1

Liabilities
Current liabilities
Trade and other payables	18	108.1	173.3
Borrowings	19	37.2	11.3
Provisions	20	1.1	0.4
Current income tax liabilities	21	26.4	20.9
Derivative financial instruments	28	—	3.6

		172.8	209.5

Non-current liabilities
Other payables	18	35.2	33.8
Borrowings	19	1,778.3	1,234.6
Provisions	20	29.5	37.6
Deferred income tax liabilities	21	146.2	157.6
Derivative financial instruments	28	—	0.3

		1,989.2	1,463.9

Total liabilities		2,162.0	1,673.4

Net assets		30.8	355.7

Shareholders’ equity
Ordinary shares	23	0.3	0.4
Share premium	25	34.2	346.1
Other reserves	25	8.1	11.4
Accumulated losses	25	(11.8)	(2.2)

Total shareholders’ equity		30.8	355.7

INMARSAT GROUP LIMITED

CONSOLIDATED CASH FLOW STATEMENT

	Note	2004	2005
		(US$ in millions)
Cash flow from operating activities
Cash generated from operations	22	276.7	303.0
Interest received		2.4	10.3
Income taxes (paid)/received		1.1	(0.8)

Net cash inflow from operating activities		280.2	312.5

Cash flow from investing activities
Short-term deposits		(100.6)	151.7
Purchase of property, plant and equipment		(136.8)	(201.9)
Additions to capitalized development costs		(3.3)	(2.4)
Proceeds from disposal of property	6	125.1	—
Disposal of subsidiaries (net of transaction costs)	6	—	9.4
Transaction costs on acquisitions made in 2003		(34.9)	—

Net cash used in investing activities		(150.5)	(43.2)

Cash flow from financing activities
Net proceeds from issue of ordinary shares		—	312.0
Net proceeds from new Senior Credit Facility		—	244.4
Repayments of previous Senior Credit Facilities		(427.5)	(737.5)
Arrangement costs of Senior Notes		(20.9)	—
Repayment of subordinated parent company loan		(100.0)	—
(Repayment)/net proceeds from issuance of Senior Notes		480.1	(177.1)
Interest paid on finance leases		(0.2)	(0.1)
Interest paid on Senior Notes and Facilities		(67.9)	(76.9)
Dividends paid to shareholders	12	—	(24.7)
Principal payments under finance leases		(0.1)	—

Net cash used in financing activities		(136.5)	(459.9)

Foreign exchange adjustment		0.3	(0.6)

Net decrease in cash and cash equivalents		(6.5)	(191.2)

Movement in cash and cash equivalents
At beginning of year		231.9	225.4
Net decrease in cash and cash equivalents		(6.5)	(191.2)

As reported on balance sheet (net of bank overdrafts)	15	225.4	34.2

At end of year, comprising
Cash at bank and in hand	15	7.5	1.4
Short-term deposits with original maturity of less than 3 months	15	107.0	33.7
Restricted cash	15	112.3	—
Bank overdrafts	15	(1.4)	(0.9)

		225.4	34.2

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information

Inmarsat Group Limited (the “Company”) was incorporated on September 3, 2003 as Grapedrive Limited and changed its name to Inmarsat Group Limited on January 6, 2004.

The Company issued share capital for an aggregate amount of US$34.5 million to Inmarsat Holdings Limited. The proceeds of this issue were used by the Company to acquire issued share capital of Inmarsat Investments Limited (formerly Grapeclose Limited), which was also incorporated on September 3, 2003. Other than the issue of share capital, neither Inmarsat Group Limited nor Inmarsat Investments Limited traded prior to December 17, 2003.

The principal activity of Inmarsat Group Limited and its subsidiaries (the “Group”) is the provision of global mobile satellite communication services.

2.	Principal accounting policies

Basis of preparation

The principal accounting policies adopted in the preparation of the consolidated financial statements for the years ended December 31, 2004 and 2005 are set out below.

The text below describes how, in preparing the financial statements, the Directors have applied International Financial Reporting Standards as adopted in the EU (IFRS) under the first-time adoption provisions set out in IFRS 1 and the assumptions they have made about the standards and interpretations effective and the policies adopted in the 2005 financial statements. There are no material differences for the Group between IFRS and IFRS as adopted by the EU.

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention except for revaluation of certain financial assets and financial liabilities as described later in these accounting policies.

Basis of accounting

The preparation of the consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Although these estimates are based on management’s best estimate of the amount, event or actions, these results ultimately may differ from those estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

Accounting policies adopted in preparing these consolidated financial statements have been selected in accordance with IFRS.

IFRS 1, ‘First-time adoption of International Financial Reporting Standards’ sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Group is required to establish accounting policies in line with the version of IFRS valid as at December 31, 2005 and, in general, apply these policies retrospectively to prepare the IFRS opening balance sheet assuming a transition date of January 1, 2004.

In the first year of adoption under IFRS, there are a number of exemptions from the retrospective application. The exemptions adopted by the Group include:

a.	Business combinations that occurred before the opening IFRS balance sheet date (IFRS 3, ‘Business Combinations’)

The Group has not applied IFRS 3 retrospectively to business combinations that took place before the date of transition. As a result in the opening balance sheet for IFRS, the carrying amount of goodwill under UK GAAP, arising from past business combinations of US$402.9 million is deemed to be the cost of the asset on transition. The carrying amount of goodwill at January 1, 2004 under UK GAAP consisted of the original value of goodwill of US$403.5 million arising on the acquisition of Inmarsat Ventures Limited at December 17, 2003 less amortization of US$0.6 million for the financial year 2003.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

b.	Employee benefits—actuarial gains and losses (IAS 19, ‘Employee benefits’)

All cumulative actuarial gains and losses in relation to employee benefit schemes have been recognized by the Group at the date of transition. Actuarial gains and losses are recognized in the consolidated statement of recognized income and expense in accordance with the amendment to IAS 19 issued on December 16, 2004.

c.	Cumulative translation differences

The Group has applied the exemption which allows the cumulative translation difference to be set to zero at the date of transition for all foreign subsidiary undertakings.

As at December 31, 2004, the Group had not adopted the following standards or interpretations which under the provisions of IFRS1 do not need to be applied until financial years commencing on or after January 1, 2005. The Group adopted these standards as at January 1, 2005.

a.	Financial instruments (IAS 39, ‘Financial Instruments: Recognition and measurement’ and IAS 32, ‘Financial Instruments: Disclosure and Presentation’)

The impact on the Group of IAS 39 and IAS 32 is to recognize the Group’s interest rate swap and forward exchange contracts on the balance sheet at fair value.

b.	Non-current assets held for sale (IFRS 5, ‘Non-current assets held for sale and discontinued operations’)

Under IFRS 5 the Group would have had to reclassify the Group’s head office from land and buildings to non-current assets held for sale effective from July 2004 and the date the Group committed to sell the building and cease depreciating the asset from then until the effective date of the sale in November 2004. This would have resulted in a US$1.2 million decrease to depreciation and an equivalent decrease to the gain on disposal of property included in the consolidated Income Statement for the 2004 financial year.

c.	International Financial Reporting Interpretations Committee Standards (IFRICs 2-9)

The Group has considered the potential impact of IFRIC’s 2-9, and has decided not to early adopt these standards.

Basis of consolidation

The consolidated financial statements include the accounts of Inmarsat Group Limited and its domestic and overseas subsidiary undertakings. All intercompany transactions and balances with subsidiary undertakings have been eliminated on consolidation.

Subsidiary undertakings include all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The results of subsidiary undertakings established or acquired during the period are included in the consolidated profit and loss account from the date of establishment or acquisition of control. The results of subsidiary undertakings disposed of during the period are included until the date of disposal.

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets, liabilities and contingent liabilities acquired.

Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets, liabilities and contingent liabilities acquired, the difference is treated as purchased goodwill.

Fees and similar incremental costs incurred directly in making an acquisition are included in the cost of the acquisition and capitalized. Internal costs, and other expenses that cannot be directly attributed to the acquisition, are charged to the Income Statement.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

Foreign currency translation

a)	Functional and presentation currency

The functional currency of Inmarsat Group Limited and most of the Group’s subsidiaries and the presentation currency of the Group is the US dollar, as the majority of operational transactions are denominated in US dollars.

The exchange rate between US dollars and Pounds Sterling as at December 31, 2005 was US$1.72/£1.00 (2004: US$1.92/£1.00).

b)	Transactions and balances

Transactions not denominated in the functional currency of the respective subsidiary undertakings of the Group during the year have been translated using the spot rates of exchange ruling at the dates of the transactions. Differences on exchange arising on both settlement of the transactions and from the translation of monetary assets and liabilities denominated in currencies other than the respective functional currency at year end rates are recognized in the Income Statement.

c)	Group companies

The Group’s interests in the underlying net assets of non US dollar subsidiary undertakings are translated into US dollars as follows:

i)	assets and liabilities are translated at the year-end rate;

ii)	transactions in the Income Statement are translated at average exchange rates; and

iii)	all resulting differences on exchange are recognized in shareholders’ equity.

Financial instruments and hedging activities

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the relevant instrument and derecognized when it ceases to be a party to such provisions. Financial instruments are initially measured at fair value. Subsequent measurement depends on the designation of the instrument. Non-derivative financial assets are classified as either short-term deposits or cash and cash equivalents. They are stated at amortized cost using the effective-interest method, subject to reduction for allowances for estimated irrecoverable amounts. For interest-bearing assets, their carrying value includes accrued interest receivable. Cash and cash equivalents include cash in hand and bank time deposits, together with other short-term highly liquid investments. In the Cash Flow Statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in liabilities on the balance sheet. Non-derivative financial liabilities are all classified as other liabilities and stated at amortized cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortized issue costs.

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational and financing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting under IAS 39 are accounted for as trading instruments. Derivatives are initially recognized and measured at fair value on the date a derivative contract is entered into and subsequently measured at fair value. The gain or loss on remeasurement is taken to the Income Statement except where the derivative is a designated cash flow hedging instrument.

In order to qualify for hedge accounting, the Group is required to document in advance the relationship between the item being hedged and the hedging instrument. The Group is also required to document the relationship between the hedged item and the hedging instrument and demonstrate that the hedge will be highly effective on an ongoing basis. This effectiveness testing is reperformed at each period end to ensure that the hedge remains highly effective.

Gains or losses on cash flow hedges that are regarded as highly effective are recognized in equity. Where the forecast transaction results in a financial asset or liability, gains or losses previously recognized in equity are

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

reclassified to the Income Statement in the same period as the asset or liability impacts income. If the forecasted transaction or commitment results in future income or expenditure, gains or losses deferred in equity are transferred to the Income Statement in the same period as the underlying income or expenditure. The ineffective portions of the gain or loss on the hedging instrument are recognized immediately in the Income Statement.

Where a hedge no longer meets the effectiveness criteria, any gains or losses deferred in equity are only transferred to the Income Statement when the committed or forecasted transaction is recognized in the Income Statement. However, where the Group has applied cash flow hedge accounting for a forecasted or committed transaction that is no longer expected to occur, then the cumulative gain or loss that has been recorded in equity is transferred to the Income Statement. When a hedging instrument expires or is sold, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the Income Statement.

Revenue recognition

Mobile satellite communications services revenue results from utilization charges that are recognized as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services revenues represents the unearned balances remaining from amounts received from customers pursuant to prepaid lease contracts. These amounts are recorded as revenue on a straight-line basis over the respective lease terms, which are typically for periods of one month to twelve months.

The Group’s revenues are stated net of volume discounts which increase over the course of the financial year as specific volume thresholds are met by distribution partners resulting in lower prices.

Revenues in respect of long-term service contracts of the Group’s subsidiary Invsat Limited are calculated in a manner appropriate to the stage of completion of the contracts.

Revenue also includes income from services contracts, rental income, conference facilities and income from the sale of Regional BGAN (R-BGAN) terminals. The costs of acquiring these terminals are included in ‘other operating costs’ when the sale is recognized.

Employee benefits

Wages, salaries, social security contributions, accumulating annual leave, bonuses and non-monetary benefits are accrued in the year in which the associated services are performed by the employees of the Group.

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it has demonstrably committed to either terminate the employment of current employees or to provide termination benefits, as a result of an offer made to encourage voluntary redundancy.

The Group recognizes liabilities relating to defined benefit pension plans and post-retirement healthcare benefits in respect of employees in the UK and overseas. The Group’s net obligation in respect of defined benefit pension plans and post-retirement healthcare benefits are calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method.

All actuarial gains and losses as at January 1, 2004, the date of transition to IFRS, are recognized in the opening IFRS balance sheet. All actuarial gains and losses that arise subsequent to January 1, 2004 in calculating the present value of the defined benefit obligation and the fair value of plan assets are immediately recognized in the statement of recognized income and expense.

The Group operates a number of defined contribution pension schemes in its principal locations. Pension costs for the defined contribution schemes are charged to the Income Statement as incurred when the related employee service is rendered.

Deferred income tax

Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary deductible differences or tax loss carry forwards can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Research and development

Research expenditure is expensed when incurred. Development expenditure is expensed when incurred unless it meets criteria for capitalization. Development costs are only capitalized once a business case has been demonstrated as to the technical feasibility and commercial viability. Capitalized development costs are amortized on a straight-line basis over their expected useful economic life.

Property, plant and equipment

Space segment assets

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction

Assets in course of construction relate to the next generation Inmarsat-4 satellites and BGAN services. These assets will be transferred to space segment assets and depreciated over the life of the satellites once they become operational and placed into service. No depreciation has been charged on these assets.

Other fixed assets

Other fixed assets are stated at historical cost less accumulated depreciation.

Depreciation

Depreciation is calculated to write off the historical cost less residual values, if any, of fixed assets, except land, on a straight-line basis over the expected useful lives of the assets concerned. The Group selects its depreciation rates carefully and reviews them annually to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to significant tangible fixed assets are:

Space segment	5–15 years
Fixtures and fittings, and other building-related equipment	10 years
Buildings	50 years
Other fixed assets	3–5 years

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

As a result of management’s regular reassessment of useful economic lives, the useful lives of the Group’s Inmarsat-3 satellites and space segment assets were prospectively changed from October 1, 2004. The changes were made to better reflect the economic life of Inmarsat-3 satellites resulting from improvements in satellite technology as supported by engineering analysis. As a result depreciation periods were extended for the Inmarsat-3 satellites from 10 years to 13 years.

The financial impact of the change in the useful economic lives of the Inmarsat-3 satellites is a decrease in depreciation expense in 2005 and 2006 of approximately US$44.5 million and US$33.3 million, respectively. The carrying amounts of assets in the Balance Sheet is higher as a result of these revised estimates. After 2006 there will be an increase to depreciation expense in 2007, 2008, 2009, 2010 and 2011 of approximately US$7.5 million, US$34.4 million, US$31.7 million, US$13.2 million and US$2.1 million, respectively. The carrying values of these assets will be written down proportionately in the Balance Sheet as a result.

Effective October 1, 2005, the Group prospectively changed the useful economic lives of the Inmarsat-4 satellites from 13 years to 15 years to better reflect the design life of the spacecraft, the better-than-expected performance of the launch vehicles and the adoption of an optimal mission strategy which are expected to extend the orbital lives of these satellites. The satellite and space segment assets depreciable lives primarily range from 10 to 15 years, with the exception of R-BGAN assets for which they are 5 years. The first of the Inmarsat-4 satellites has now been placed into service and the Group is currently depreciating this asset over 15 years.

The financial impact of the change in the useful economic lives of the Inmarsat-4 satellite currently being depreciated is a decrease in depreciation expense in 2005 of approximately US$0.8 million and in 2006 through 2017 of approximately US$3.3 million each year respectively. The carrying amounts of assets in the Balance Sheet will be proportionately higher as a result of these revised estimates. After 2018 there will be an increase to depreciation expense in 2018, 2019, 2020 of approximately US$11.2 million, US$21.7 million, and US$9.1 million, respectively. The carrying values of these assets will be written down proportionately in the Balance Sheet as a result.

Gains and losses on disposals of tangible and intangible assets

Gains and losses on disposals are determined by comparing net proceeds with the carrying amount. These are included in the Income Statement.

Gains and losses on termination of subsidiary undertakings

Gains and losses on termination of subsidiary undertakings are determined by comparing net proceeds with the carrying amount. These are included in the Income Statement.

Intangible assets

Intangible assets comprise goodwill, patents, trademarks, software and terminal development costs. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed each financial year.

(a)	Goodwill

Goodwill represents the excess of consideration paid on the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units (CGUs) for the purpose of impairment testing.

(b)	Patents and trademarks

Patents and trademarks are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their estimated useful lives which are 7 and 20 years respectively.

(c)	Software development costs

Development costs directly relating to the development of new services are capitalized as intangible assets. Costs are capitalized once a business case has been demonstrated as to a technical feasibility and commercial viability. Such costs are amortized over the estimated sales life of the services.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

(d)	Terminal development costs

The Group capitalizes development costs associated with the development of user terminals. For R-BGAN and BGAN services terminal development costs are amortized using straight line method over their estimated useful lives which is between 5 and 10 years.

Impairment of non-financial assets

Assets that are subject to amortization are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of fair value less costs to sell and value in use. Fair value less costs to sell is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

An impairment loss is recognized in the Income Statement whenever the carrying amount of an asset exceeds its recoverable amount. The carrying amount will only be increased where an impairment loss recognized in a previous period for an asset other than goodwill either no longer exists or has decreased, up to the amount that it would have been had the original impairment not occurred. Any impairment to goodwill recognized in a previous period will not be reversed.

For the purpose of conducting impairment reviews, cash generating units are identified as groups of assets, liabilities and associated goodwill that generate cashflows that are largely independent of other cashflow streams. The assets and liabilities include those directly involved in generating the cashflows and an appropriate proportion of corporate assets. For the purposes of impairment review space segment assets are treated as one cash generating unit.

Goodwill was tested for impairment at January 1, 2004, December 31, 2004 and December 31, 2005; no evidence of impairment was found.

Leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases by the lessee. Rentals payable under operating leases are charged to the Income Statement in equal amounts over the term of the lease.

Interest and finance costs

Interest is recognized in the Income Statement using the effective yield method on a time proportion basis.

Transaction and arrangement costs of borrowings are capitalized as part of the carrying amount of the borrowings and amortized over the life of the debt. Facility fees are expensed as incurred.

The accretion of the discount on the principal on the Subordinated Preference Certificates and Senior Discount Notes is accounted for as an interest expense.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by the average cost method.

Cash and cash equivalents

Cash and cash equivalents, measured at fair value, includes cash in hand, deposits held on call with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within borrowings as current liabilities on the Balance Sheet.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

Short-term deposits

Includes deposits held on call with banks, and other short-term highly liquid investments with original maturity between three and 12 months, with highly rated counter parties.

Restricted cash

Restricted cash is primarily held in a charged account for capital expenditure in association with the Inmarsat-4 programme. Following the refinancing of the Senior Credit Facilities during 2005, no cash is restricted.

Provisions

Provisions, other than in respect of pension and post-retirement healthcare benefits, are recognized when the Group has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of the obligation can be estimated reliably. Provisions are not recognized unless the outflow of economic benefits to settle the obligation is more likely than not to occur.

Borrowings

Borrowings are initially recognized as proceeds received, net of transaction and arrangement costs incurred. Transaction and arrangement costs of borrowings and the difference between the proceeds and the redemption value are recognized in the Income Statement over the life of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the Balance Sheet date.

Borrowing costs for the construction of assets are not capitalized.

Earnings before interest, tax, depreciation and amortization (EBITDA)

EBITDA is defined as profit before income tax, plus net interest payable, depreciation, amortization, impairments of assets and (when applicable) gains/(losses) from disposal of fixed assets and termination of subsidiary undertakings.

3.	Financial risk management

Financial risk factors

The Group’s operations and significant debt financing expose it to a variety of financial risks that include the effects of changes in debt market prices and foreign currency exchange rates, credit risks, liquidity risks and interest rates. The Group has in place a risk management programme that seeks to limit the adverse effects on the financial performance of the Group by using an interest rate swap and forward exchange contracts to limit exposure to foreign currency risk and interest rate risks.

The Board of Directors of Inmarsat plc (the ultimate parent company) has delegated to a sub-committee, the Treasury Review Committee, the responsibility for setting the risk management policies applied by the Group. The policies are implemented by the central treasury department that receives regular reports from all the operating companies to enable prompt identification of financial risks so that appropriate actions may be taken. The treasury department has a policy and procedures manual that sets out specific guidelines for managing foreign exchange risk, interest rate risk and credit risk by using financial instruments. See note 28.

(a)	Market risk

(i)	Foreign exchange risk

The functional currency of Inmarsat Group Limited is US dollars and the Group generates most of its revenue in US dollars. The vast majority of capital expenditure is denominated in US dollars. Approximately 60% of the Group’s operating costs are denominated in Sterling. This exposure therefore

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Financial risk management (Continued)

needs to be carefully managed to avoid variability in future cash flows and earnings caused by volatile foreign exchange rates. As a guide the Group’s Sterling operating cost base, excluding rental payments, has been relatively constant at approximately £5 million per month.

The foreign currency hedging policy of the Group is to economically hedge a minimum of 50% of anticipated Sterling denominated operating expenses for the next 12 months and up to a maximum of 100% for the next three years on a rolling basis.

As at December 31, 2005, it is estimated that a movement of the US dollar/Sterling exchange rate of 1% would have impacted the 2005 profit before tax by approximately US$1.1 million.

(ii)	Price risk

The Group is not exposed to significant equity securities price risk or commodity price risk.

(b)	Interest rate risk

The Group has both interest bearing assets and interest bearing liabilities. The policy of the Group, because of the high level of debt, is to ensure certainty of the interest charge by fixing interest rates on a high proportion of debt. The Senior Notes are at fixed rates.

The risk management objective is to eliminate the variability in the interest payments for US$150 million of the outstanding borrowings under the Senior Credit Facility, the sole source of which is due to changes in the three-month US dollar LIBOR rate. Changes in the cash flows of the interest rate swap are expected to exactly offset the changes in the cash flows of the borrowings. As a result 88% of total debt is fixed. The amount of debt that is floating is partially offset by surplus cash.

As at December 31, 2005, on the basis of past net cash balances, it is estimated that a 1% movement in interest rates would have impacted 2005 profit before tax by approximately US$0.6 million.

(c)	Credit risk

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash and cash equivalents, short-term deposits and trade receivables. All cash and cash equivalents and short-term deposits are deposited with high credit quality financial institutions.

The Directors consider credit risk is small on trade receivables as these balances are primarily with telecoms companies who are also distribution partners. For 2005, four distribution partners comprised approximately 82.3% of Group revenues. These same four customers comprised 84.1% of the trade debtor balance as at December 31, 2005.

(d)	Liquidity risk

The Group maintains long-term revolving credit committed facilities of US$300 million that are designed to ensure the Group has sufficient available funds for operations. None of these facilities had been drawn as at December 31, 2005.

4.	Critical accounting estimates and judgements in applying accounting policies

The preparation of the consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The more significant estimates are discussed below:

(a)	Estimated impairment of goodwill

The Group annually undertakes tests to determine whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2. The carrying amounts of goodwill and intangible assets are given in note 14.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Critical accounting estimates and judgements in applying accounting policies (Continued)

For the purpose of testing for impairment, goodwill is specifically allocated to CGUs and tested by comparing the carrying amount of the CGU with its recoverable amount. The recoverable amounts of CGUs have been determined based on fair value less costs to sell.

Two CGUs have been identified—these are ‘Mobile Satellite Services’ and ‘Other’. It has been determined that goodwill that arose on the acquisition of Inmarsat Ventures Limited represented goodwill of the Mobile Satellite Services CGU only. Therefore, goodwill has been tested for impairment on the Mobile Satellite Services CGU only.

In June 2005, Inmarsat plc (the ultimate parent company) listed as a public company on the London Stock Exchange raising approximately US$670 million of gross primary proceeds on Admission with the issue of 150 million shares at a nominal value of €0.0005 and a price of £2.45 per share. In light of the significance of the Mobile Satellites Services CGU to the Group as a whole, and that the IPO occurred during 2005 the Directors considered that the IPO provided an appropriate measure of the fair value of the Mobile Satellite Services CGU, and have therefore used Inmarsat plc’s market capitalization at that time as the basis for the goodwill impairment test. Using this measure, no impairment to the carrying value of goodwill was recognized and since the IPO, the Group has successfully launched its second Inmarsat-4 satellite and has seen a significant increase in the market value of its shares on the London Stock Exchange.

In the opinion of the Directors, there have been no changes in the business strategy that would result in the carrying value of goodwill exceeding its recoverable amount.

(b)	Pension assumptions

The Group has applied a rate of return on assets of 7.31% p.a. which represents the expected return on asset holdings going forward.

5.	Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services.

‘Other’ principally comprises the results of our subsidiaries, Invsat and Rydex, which have now been disposed of.

Primary reporting format—business segments

		2004
	Note	Mobile satellite communications services	Other	Unallocated	Eliminations	Total
		(US$ in millions)
Revenue		461.0	19.7	—	—	480.7

Segment result (operating profit)		219.5	0.9	—	—	220.4
Net interest charged to the Income Statement	9	—	—	(163.6)	—	(163.6)

Profit before income tax						56.8
Income tax expense	10					(15.4)

Profit for the year						41.4

Segment assets		2,114.2	17.4	69.7	(8.5)	2,192.8
Segment liabilities		(166.9)	(8.4)	(1,986.2)	(0.5)	(2,162.0)
Capital expenditure		(139.6)	(0.7)	—	—	(140.3)
Depreciation		(114.1)	(1.0)	—	—	(115.1)
Amortization of intangible assets		(9.0)	—	—	—	(9.0)

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Segmental information (Continued)

		2005
	Note	Mobile satellite communications services	Other	Unallocated	Total
		(US$ in millions)
Revenue		474.2	16.9	—	491.1

Segment result (operating profit)		210.0	(0.2)	—	209.8
Net interest charged to the Income Statement	9	—	—	(156.6)	(156.6)

Profit before income tax					53.2
Income tax expense	10				(18.3)

Profit for the year					34.9

Segment assets		1,993.5	—	35.6	2,029.1
Segment liabilities		(248.7)	(0.3)	(1,424.4)	(1,673.4)
Capital expenditure		(305.0)	—	—	(305.0)
Depreciation		(94.6)	(0.7)	—	(95.3)
Amortization of intangible assets		(11.2)	—	—	(11.2)

Secondary reporting format—geographical segments

The Group mainly operates in the geographic areas as included in the table below. The home country of the Group is the United Kingdom with its head office and central operations located in London.

Revenues are allocated to countries based on the location of the distribution partner who receives the invoice for the traffic.

Assets and capital expenditure are allocated based on the physical location of the assets. As the Inmarsat-4 satellites are launched into to orbit they will be recategorised as unallocated.

	2004			2005
	Revenue	Segment assets	Capital expenditure	Revenue	Segment assets	Capital expenditure
	(US$ in millions)
Europe	233.7	1,931.6	140.3	237.9	1,196.3	305.0
North America	151.0	—	—	154.1	—	—
Asia Pacific	76.3	—	—	85.6	—	—
Rest of the world	19.7	—	—	13.5	—	—
Unallocated(a)	—	261.2	—	–	832.8	—

	480.7	2,192.8	140.3	491.1	2,029.1	305.0

(a)	Unallocated items relate to satellites, which are in orbit.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	Profit before income tax

Costs are presented by the nature of the expense to the Group. Network and satellite operations costs comprise costs to third parties for network service contracts, operating lease rentals and services. A further breakdown of employee benefit costs is given in note 7 below.

Profit before income tax is stated after charging the following items:

	Note	2004	2005
		(US$ in millions)
Depreciation of property, plant and equipment:
— Owned assets	13	115.1	95.3
Amortization of intangible assets	14	9.0	11.2
Operating lease rentals:
— Land and buildings		3.1	8.6
— Services equipment, fixtures and fittings		1.9	1.6
— Space segment		40.4	24.0
Auditors’ remuneration and expenses—audit services(a)		0.6	0.7
Auditors’ remuneration and expenses—non-audit services		0.1	0.5

(a)	In addition to the audit fees disclosed above, the Group’s pension plan incurred audit fees from the Group’s auditors of US$14,656 for the 2005 financial year and US$18,230 for the 2004 financial year.

On November 30, 2004, the Group entered into a sale and 25-year leaseback contract for the head office building at 99 City Road, London. The gross proceeds from the sale of the building were US$125.1 million, which resulted in a gain on disposal of this asset of US$42.6 million in the 2004 financial year. The annual rental of the building in future periods will be approximately US$8.0 million (£4.5 million). In the 2004 and 2005 financial years, rental costs were US$0.8 million and US$8.0 million, respectively.

On September 2, 2005, the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. Invsat Limited provided integrated communications networks and systems using VSATs (transportable terminals that access broadband services provided over satellite systems operating in the C-band and Ku-band radio frequencies), principally to end-users in the oil and gas sector. The Group received US$7.8 million in gross cash proceeds and reported a loss on disposal of US$3.0 million.

On October 17, 2005, the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. Rydex Corporation Limited developed email and data communications software tailored for use in the maritime sector. The Group received US$2.6 million in gross cash proceeds and reported a gain on disposal of tangible assets of US$1.9 million.

7.	Employee benefit costs

	Note	2004	2005
		(US$ in millions)
Wages and salaries		73.3	70.6
Social security costs		6.6	7.6
Share options granted to executive Directors and employees	24	0.1	6.5
Equity-settled share-based payments—Share Incentive Plan		—	4.0
Defined contribution pension plan costs		2.6	2.9
Defined benefit pension plan costs(a)	26	3.5	3.7
Post-retirement healthcare plan costs(a)	26	1.1	1.2

		87.2	96.5

(a)	Defined benefit pension plan costs and post-retirement healthcare plan costs are stated gross of foreign exchange gains of US$1.7 million and US$1.5 million respectively in the 2005 financial year and foreign exchange losses of US$1.0 million and US$0.7 million respectively in the 2004 financial year. These gains and losses are included in other operating costs.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Employee benefit costs (Continued)

Employee numbers

The average monthly number of people (including the executive Directors) employed during the year by category of employment:

	2004	2005
Operations	138	125
Sales and marketing	114	112
Development and engineering	117	103
Administration	145	139

	514	479

8.	Directors’ remuneration

The main elements of the remuneration package offered to the executive directors of Inmarsat plc (the ultimate parent company) were:

Basic salary and benefits

Basic salary is set by the Remuneration Committee by taking into account the responsibilities, individual performance and experience of the executive Directors, as well as the market practice for executives in a similar position. Basic salary is reviewed (but not necessarily increased) annually by the Remuneration Committee and adjustments will occur if necessary in relation to market practice and after a formal appraisal of performance.

As at December 31, 2005, the annual salaries for Mr Sukawaty, Mr Medlock and Mr Butler were £375,000, £260,000 and £260,000, respectively.

Benefits include directors’ and officers’ liability insurance, private medical insurance, permanent disability insurance, life assurance, and for one of the executive Directors, cash payments in lieu of a company car. The benefits are non-pensionable.

Annual bonus

The executive Directors are paid a bonus upon achievement of challenging objectives linked to Group financial and operational performance. Group performance targets represent 80% weighting and personal performance targets represent 20% weighting. These weightings will also be used for the financial year to December 31, 2006. The objectives for each of the executive Directors are set by the Remuneration Committee at the start of each financial year.

For Mr Sukawaty, the target level of bonus is 75% of basic salary, which may be increased subject to actual individual and corporate performance to a maximum of 100% of basic salary. For Mr Medlock and Mr Butler, the target level of bonus is 50% of basic salary which may be increased subject to actual individual and corporate performance to a maximum of 75% of basic salary.

The Remuneration Committee approves the bonus payment for all of the executive Directors, dependent upon the achievement of objectives. For the financial year to December 31, 2005, the Remuneration Committee concluded that the key Group performance targets for the executive Directors should focus on revenue growth, operating expenditure containment, management of capital expenditure and EBITDA growth. Revenue, operating expenditure and EBITDA growth are the key areas of focus for the financial year to December 31, 2006.

Bonuses are not pensionable.

Pensions

The executive Directors are the only Directors accruing benefits in the Group’s defined contribution pension plans. Pensionable salary is limited to basic salary, excluding all bonuses and other benefits, up to the Inland Revenue earnings cap (currently £105,600). Following the removal of the requirement to have an Inland Revenue earnings cap in April 2006, a scheme specific cap will be in place which will operate in the same way as the previous Inland Revenue earnings cap. Mr Medlock and Mr Butler are members of the pension plan for

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Directors’ remuneration (Continued)

employees who will draw a UK pension; Mr Sukawaty is a member of the US 401k plan. Mr Sukawaty is also entitled to an annual salary supplement in lieu of the employer pension contribution. The salary supplement is equal to 12.5% of the difference between Mr Sukawaty’s basic salary and the US Internal Revenue Service capped basic salary. The current employer contributions (subject to the Inland Revenue and US Internal Revenue Service earnings cap as appropriate) are:

Mr Sukawaty	12.5% salary
Mr Medlock	10% salary
Mr Butler	10% salary

Directors remuneration

	Salaries/Fees		Bonus		Compensation for loss of office	Benefits		Total		Pension
	2004	2005	2004	2005	2004	2004	2005	2004	2005	2004	2005
	(US$ 000)
Executive Directors
Michael Butler	380	456	298	354	—	9	9	687	819	15	19
Ramin Khadem (resigned July 30, 2004)	247	—	—	—	1,344	30	—	1,621	—	61	—
Rick Medlock (appointed September 27, 2004)	91	436	213	256	—	7	19	311	711	4	19
Michael Storey (resigned March 5, 2004)	89	—	—	—	1,371	9	—	1,469	—	12	—
Andrew Sukawaty	356	570	387	673	—	21	32	764	1,275	33	70
Non-executive Directors
Bjarne Aamodt (resigned November 11, 2005)	—	—	—	—	—	—	—	—	—	—	—
Sir Bryan Carsberg (appointed June 22, 2005)	—	42	—	—	—	—	—	—	42	—	—
Stephen Davidson (appointed June 22, 2005)	—	44	—	—	—	—	—	—	44	—	—
Admiral James Ellis Jr (ret) (appointed June 22, 2005)	—	84	—	—	—	—	—	—	84	—	—
David Preiss (resigned May 31, 2005)	—	—	—	—	—	—	—	—	—	—	—
John Rennocks (appointed January 4, 2005)	—	114	—	—	—	—	—	—	114	—	—
Richard Wilson (resigned May 31, 2005)	—	—	—	—	—	—	—	—	—	—	—
Graham Wrigley (resigned May 31, 2005)	—	—	—	—	—	—	—	—	—	—	—

	1,163	1,746	898	1,283	2,715	76	60	4,852	3,089	125	108

Notes:

1.	£:US$ exchange rate used was 1:1.49 for 2004 and 1:1.77 for 2005.

2.	The pension for Andrew Sukawaty includes an annual salary supplement in lieu of employer pension contribution.

3.	Richard Wilson, Bjarne Aamodt, David Preiss and Graham Wrigley were not paid any Directors’ fees for the years ended December 31, 2004 or December 31, 2005.

4.	From November 2004 until his appointment as a Director of Inmarsat plc, Admiral James Ellis Jr (ret) received remuneration and expenses as an advisor to the Board totalling approximately US$67,000.

5.	From his date of appointment to December 31, 2005, the fee for Admiral James Ellis Jr (ret) included US$42,054 as a director of Inmarsat Inc, a wholly-owned subsidiary in the US.

6.	Upon the IPO, each of Sir Bryan Carsberg, Stephen Davidson and Admiral James Ellis Jr (ret) purchased ordinary shares in Inmarsat plc at a discount-to-market value equalling US$70,793 each and John Rennocks purchased ordinary shares at a discount-to-market value equalling US$132,729.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Directors’ remuneration (Continued)

Two Directors (2004: two) are accruing benefits under the Group’s defined contribution pension plan. One Director is a member of the US 401k Plan (2004: one).

Key management

The executive Directors of the Group are the key management of the business.

Directors’ interests

The interests of the Directors of Inmarsat plc (the ultimate parent company) in office at the end of the year and their interests in the share capital of Inmarsat plc as at December 31, 2005 and their connected persons are shown below. The Register of Directors’ Interests (which is open to shareholders’ inspection) contains full details of Directors’ shareholdings and options to subscribe for shares.

	Interest in ordinary shares of €0.0005 each		Interest in A ordinary shares of €0.01 each
	As at April 20, 2006	As at December 31, 2005	As at June 22, 2005	As at December 31, 2004*
Executive Directors
Michael Butler	1,400,000	2,186,057	2,430,000	121,500
Rick Medlock	2,161,163	2,438,163	2,430,000	121,500
Andrew Sukawaty	3,886,505	4,857,905	5,400,000	270,000
Non-executive Directors
Sir Bryan Carsberg	16,327	16,327	16,327	—
Stephen Davidson	16,327	16,327	16,327	—
Admiral James Ellis Jr (ret)	16,327	16,327	16,327	—
John Rennocks	33,104	33,104	33,104	230

*	Or at date of appointment, if later.

Notes:

1.	As part of the IPO, the various classes of ordinary shares of €0.01 each were converted, following a 1 for 20 share split, into one new class of ordinary shares of €0.0005 each.

2.	The executive Directors are not able to sell 50% of their shareholding in place following the IPO until December 1, 2006 under the terms of an agreement entered into at the time of the IPO.

3.	The non-executive Directors have all agreed not to sell any of their shares for a period of one year since their acquisition at the time of the IPO, unless there would be a need to sell a portion to cover a tax liability in connection with the acquisition of the shares.

4.	As at April 20, 2006, the executive Directors are also deemed to have a beneficial interest in 2,745,265 ordinary shares held by the Inmarsat Employees’ Share Ownership Plan Trust simply by virtue of being within the class of beneficiaries of the Trust.

5.	No right to subscribe for shares in Inmarsat plc or any body corporate in the same Group was granted to, or exercised by, any Director or a member of a Director’s immediate family during the financial year.

Directors’ share options and share awards

Information in respect of share options and share awards held by the executive Directors of Inmarsat plc during the year to December 31, 2005 is set out below. No other Director has received share options. See note 24 for description of share option and share award plans.

Inmarsat 2005 Sharesave Scheme

Director	Options held at January 1, 2005	Granted during the year	Exercised during the year	Options held at December 31, 2005	Exercise price	Date from which exercisable	Expiry date
Michael Butler	Nil	4,229	Nil	4,229	£2.24	September 1, 2008	March 2009
Rick Medlock	Nil	4,229	Nil	4,229	£2.24	September 1, 2008	March 2009
Andrew Sukawaty	Nil	4,229	Nil	4,229	£2.24	September 1, 2008	March 2009

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Directors’ remuneration (Continued)

Share Incentive Schemes

Director	Share awards held at January 1, 2005	Awarded during the year	Vested during the year	Share awards held at December 31, 2005	Award price	Vesting date
Michael Butler(a)(b)	Nil	106,123	Nil	106,123	£2.45	May 31, 2008
	Nil	25,456	Nil	25,456	£3.83	March 9, 2007
						March 9, 2008
						March 9, 2009
Rick Medlock(a)(b)	Nil	106,123	Nil	106,123	£2.45	May 31, 2008
	Nil	25,456	Nil	25,456	£3.83	March 9, 2007
						March 9, 2008
						March 9, 2009
Andrew Sukawaty(a)(b)	Nil	153,062	Nil	153,062	£2.45	May 31, 2008
	Nil	55,075	Nil	55,075	£3.83	March 9, 2007
						March 9, 2008
						March 9, 2009

(a)	Inmarsat 2005 Performance Share Plan
(a)	Inmarsat 2005 Bonus Share Plan
*	The shares were allocated in March 2006 using a share price of £3.83 based upon a monetary value determined during the 2005 financial year.
*	The shares will vest in three equal instalments in March 2007, 2008 and 2009.

Non-executive Directors’ fees

Fees for non-executive Directors are determined by the Board annually, taking advice as appropriate and reflecting the time commitment and responsibilities of the role. Non-executive Directors’ fees currently comprise a basic fee of £40,000 per annum plus additional fees of £5,000 per annum for each committee chairmanship and £2,500 per annum for each committee membership.

The Deputy Chairman and Senior Independent Director receives a basic fee of £75,000 per annum which includes fees for any committee membership plus a fee of £5,000 per annum for chairmanship of the Audit Committee.

Admiral James Ellis Jr (ret) also receives a fee in respect of his directorship of Inmarsat Inc (a subsidiary of Inmarsat Group Limited).

Non-executive Directors do not participate in any annual bonus, nor in the pension scheme, healthcare arrangements nor in any of Inmarsat plc’s long-term incentive plans. Inmarsat plc repays the reasonable expenses they incur in carrying out their duties as Directors.

Non-executive Directors do not have service contracts but instead, have letters of appointment.

Aggregate remuneration paid to the management team

The aggregate remuneration of the management team (including executive Directors) for services in all capacities during the 2005 financial year was US$7.8 million.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Net interest payable

	2004	2005
	(US$ in millions)
Interest and facility fees payable on bank loans, overdrafts and finance leases	9.7	0.6
Interest on Senior Notes and Senior Credit Facilities	70.8	59.2
Amortization of debt issue costs	7.1	7.2
Previous Senior Credit Facility deferred debt issue costs written off	—	19.9
Deferred debt issue costs written off and redemption premium paid on repayment of 35% Senior Notes due 2012	—	18.8
Interest on subordinated parent company loan	77.3	57.0
Interest rate swap	—	1.4
Unwinding of discount on deferred satellite liabilities	2.6	3.1

Total interest payable and similar charges	167.5	167.2

Bank interest receivable and other interest	3.9	6.2
Senior Notes premium written-off	—	1.0
Realized gain on amendment to interest rate swap	—	3.4

Total interest receivable and similar income	3.9	10.6

Net interest payable	163.6	156.6

10.	Income tax

Income tax expense recognized in the Income Statement:

	2004	2005
	(US$ in millions)
Current tax expense:
Current year	6.9	(1.1)

Deferred tax expense:
Origination and reversal of temporary differences	8.5	19.4
Reassessment of likelihood of recovery of deferred tax assets	—	—

Total deferred tax expense	8.5	19.4

Total income tax expense	15.4	18.3

Reconciliation of effective tax rate:

	2004	2005
	(US$ in millions)
Profit before tax	56.8	53.2

Income tax at 30%	17.0	16.0
Tax loss on sale of shares	(4.7)	(0.2)
Non-taxable accounting gain on sale of building	(8.1)	—
Reassessment of likelihood of recovery of deferred tax assets	(0.3)	—
Other temporary differences and non-deductible expenses	4.2	2.5
Foreign exchange differences	7.2	—

Total income tax expense	15.4	18.3

Foreign exchange differences arise on sterling denominated deferred tax liabilities of subsidiaries.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Net foreign exchange losses/(gains)

	2004	2005
	(US$ in millions)
Other operating costs	8.4	(4.1)

	8.4	(4.1)

12.	Dividends

The dividends paid in 2004 and 2005 were US$nil million and US$24.7 million per year respectively. A final dividend in respect of 2005 amounting to US$52.8 million was declared by the Directors on March 17, 2006. In accordance with IAS 37, these financial statements do not reflect this final dividend payable.

13.	Property, plant and equipment

	Freehold land and buildings	Services equipment, fixtures and fittings	Space segment	Construction in progress	Total
	(US$ in millions)
Cost at January 1, 2004	89.5	72.1	337.0	724.2	1,222.8
Exchange differences	0.4	0.4	—	—	0.8
Additions	—	4.0	16.9	106.8	127.7
Disposals	(81.9)	—	—	—	(81.9)

Cost at December 31, 2004	8.0	76.5	353.9	831.0	1,269.4

Additions	—	2.1	—	271.9	274.0
Transfers	—	—	563.0	(563.0)	—
Disposals	(5.3)	(10.5)	—	—	(15.8)

Cost at December 31, 2005	2.7	68.1	916.9	539.9	1,527.6

Accumulated depreciation at January 1, 2004	(0.1)	(1.3)	(4.6)	—	(6.0)
Exchange differences	—	(0.4)	—	—	(0.4)
Charge for the year	(2.9)	(21.0)	(91.2)	—	(115.1)

Accumulated depreciation at December 31, 2004	(3.0)	(22.7)	(95.8)	—	(121.5)

Charge for the year	(0.1)	(21.8)	(73.4)	—	(95.3)
Disposals	0.4	7.9	—	—	8.3

Accumulated depreciation at December 31, 2005	(2.7)	(36.6)	(169.2)	—	(208.5)

Net book amount at December 31, 2004	5.0	53.8	258.1	831.0	1,147.9

Net book amount at December 31, 2005	—	31.5	747.7	539.9	1,319.1

Included in the net book value of Services equipment, fixtures and fittings at December 31, 2004 and 2005 are rental assets of US$2.2 million and US$nil million and assets acquired under finance leases of US$0.1 million and US$nil million, respectively.

As a result of management’s regular re-assessment of useful economic lives, the useful lives of the satellites and space segment assets were prospectively changed from October 1, 2004. The changes were made to better reflect the Inmarsat-3 satellites’ economic life resulting from the improvements in satellite technology. The satellite and space segment assets lives now range from 10 to 15 years with the exception of R-BGAN assets which are five years. The first of the Inmarsat-4 satellites was placed in service during the 2005 financial year and is currently being depreciated over 15 years.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Intangible assets

	Goodwill	Trademarks	Software	Patents	Terminal development costs	Total
	(US$ in millions)
Cost at January 1, 2004	402.9	19.0	18.4	14.0	33.0	487.3
Additions	—	—	17.8	—	12.5	30.3

Cost at December 31, 2004	402.9	19.0	36.2	14.0	45.5	517.6

Additions	—	—	9.1	—	18.5	27.6

Cost at December 31, 2005	402.9	19.0	45.3	14.0	64.0	545.2

Accumulated amortization at January 1, 2004	—	—	(0.1)	(0.1)	(0.3)	(0.5)
Charge for the year	—	(1.0)	(4.9)	(2.0)	(1.1)	(9.0)

Accumulated amortization at December 31, 2004	—	(1.0)	(5.0)	(2.1)	(1.4)	(9.5)

Charge for the year	—	(0.9)	(6.7)	(2.0)	(1.6)	(11.2)

Accumulated amortization at December 31, 2005	—	(1.9)	(11.7)	(4.1)	(3.0)	(20.7)

Net book amount at December 31, 2004	402.9	18.0	31.2	11.9	44.1	508.1

Net book amount at December 31, 2005	402.9	17.1	33.6	9.9	61.0	524.5

Patents and trademarks are being amortized on a straight-line basis over their estimated useful lives which are 7 and 20 years respectively.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

The software capitalized mainly relates to the Group’s recently developed BGAN billing system and will be amortized on a straight-line basis once the software is in operation with an expected useful life of 5 to 7 years. All other software is amortized on a straight-line basis, over 3 years.

User terminal development costs directly relating to the development of the user terminals for the R-BGAN and BGAN services are capitalized as intangible fixed assets. R-BGAN costs are being amortized over the estimated sales life of the services which is five years. BGAN costs have started to be amortized in 2005 and will be amortized over the estimated sales life of the services, which is 10 years.

15.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and for the purposes of the Cash Flow Statement also includes bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the Balance Sheet.

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Cash at bank and in hand	7.5	1.4
Short-term deposits with original maturity of less than three months	107.0	33.7
Restricted cash	112.3	—

	226.8	35.1

For the purposes of the Cash flow Statement, cash and cash equivalents include the following:

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Cash and cash equivalents	226.8	35.1
Bank overdrafts (note 19)	(1.4)	(0.9)

	225.4	34.2

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.	Cash and cash equivalents (Continued)

Restricted cash includes:

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Amounts included within cash and cash equivalents	112.3	—
Amounts included within short-term deposits with a maturity greater than three months	51.1	—

	163.4	—

Under the terms of the previous Senior Credit Facility (repaid on June 22, 2005), certain funds were only available to be used in connection with capital expenditure under the Inmarsat-4 (14) satellite programme (‘restricted cash’). In 2004, restricted cash has been included with cash and cash equivalents (where it is held on maturity of less than three months) as it was available to the Group to enable it to meet its obligations under the I4 programme. Under the new Senior Credit Facility there is no restricted cash.

The Group has a US$300 million revolving credit facility that has no restrictions and is undrawn at December 31, 2005.

16.	Trade and other receivables

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Trade receivables	136.2	123.2
Other receivables	9.5	10.7
Amounts due from parent undertakings	0.4	4.4
Other prepayments and accrued income	11.0	9.5

	157.1	147.8

17.	Inventories

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Finished goods	0.6	0.3
Raw materials and consumables	0.6	—

	1.2	0.3

The carrying value of stock is not materially different from replacement cost.

18.	Trade and other payables

	As at December 31, 2004	As at December 31, 2005
Current:	(US$ in millions)
Trade payables	44.0	101.9
Other taxation and social security payables	1.6	1.7
Other creditors	0.9	12.1
Amounts due to parent undertakings	2.3	3.8
Accruals and deferred income	59.3	53.8

	108.1	173.3

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Trade and other payables (Continued)

	As at December 31, 2004	As at December 31, 2005
Non-current:	(US$ in millions)
Deferred trade payables	35.2	33.8

	35.2	33.8

All of the above non-current other payables are due by December 31, 2007.

19.	Borrowings

	Effective interest rate		As at December 31, 2004	As at December 31, 2005
	%		(US$ in millions)
Current:
Bank overdrafts	5.0		1.4	0.9
Obligations under finance leases			0.1	—
Deferred satellite payments(l)	7.0	(l)	8.0	10.4
Current portion of long-term borrowings
—Previous Senior Credit Facility	5.50	(i)	27.7	—

Total current borrowings			37.2	11.3

Non-current:
Deferred satellite payments (l)	7.0	(l)	32.3	42.2
Previous Senior Credit Facilities(a)(b)(c)(d)(e)(f)	5.50	(i)	688.2	—
New Senior Credit Facility(k)	4.62	(k)	—	247.7
Senior Notes(g)(j)	7.625	(g)	458.6	289.8
Premium on Senior Notes(g)			2.4	1.3
Subordinated parent company loan:(h)	5.35	(h)
—principal			570.7	649.1
—interest			26.1	4.5

Total non-current borrowings			1778.3	1,234.6

Total borrowings			1,815.5	1,245.9

(a)	Inmarsat Investments Limited, a 100% owned subsidiary of Inmarsat Group Limited, entered into a credit agreement, dated October 10, 2003. The Senior Credit Agreement provided for senior term loans in a maximum aggregate principal amount of US$975 million. Facilities comprised one US$400 million facility (‘Term Loan A’), two separate US$200 million facilities (‘Term Loan B’ and ‘Term Loan C’), respectively, one US$100 million Senior Capital Expenditure Facility and a multi-currency Working Capital Facility of US$75 million. The Capital Expenditure and multi-currency Working Capital Facility were undrawn at December 31, 2004. The Senior Facility required a mandatory-repayment of 50% of the net proceeds of the sale and leaseback of 99 City Road. Accordingly US$62.5 million was repaid in November 2004. The amounts drawn at December 31, 2004 were as follows: US$368.7 million Term Loan A and US$184.4 million under both Term Loan B and C. On May 24, 2005 Inmarsat Investments Limited signed a new US$550 million credit agreement. The new Senior Credit Facility in combination with IPO proceeds was used to repay the previous Senior Credit Facility. See (k) below.
(b)	Prior to the cancellation of the previous Senior Credit Facilities, Term Loan A was to mature on December 17, 2009, the sixth anniversary of the date of the closing of the acquisition of Inmarsat Ventures Limited, being December 17, 2003, and was repayable in incremental instalments from 2.5% payable 18 months after the date of the closing of the acquisition, to 17.5% on the sixth anniversary after the closing of the acquisition. Term Loan A bore interest at LIBOR plus 2.5%, payable semi-annually. The margin on Term Loan A was subject to a margin ratchet depending on the Group achieving certain ratios of total borrowings to EBITDA, to a minimum margin of 2.125% per annum. See (a) above.
(c)	Prior to the cancellation of the previous Senior Credit Facilities, Term Loan B was to be repaid in two equal instalments. The first instalment on a date 180 days prior to the second instalment and the second instalment on the seventh anniversary of the date of the closing of the acquisition, being December 17, 2003. Term Loan B bore interest at LIBOR plus 3% and was payable semi-annually. See (a) above.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Borrowings (Continued)

(d)	Prior to the cancellation of the previous Senior Credit Facilities, Term Loan C was to be repaid in two equal instalments. The first instalment on a date 180 days prior to the second instalment and the second instalment on the eighth anniversary of the date of the closing of the acquisition, being December 17, 2003. Term Loan C bore interest at LIBOR plus 3.5%, which was payable semi-annually. See (a) above.
(e)	The Capital Expenditure Facility was undrawn at December 31, 2004 and was cancelled on May 24, 2005.
(f)	The Working Capital Facility was undrawn at December 31, 2004 and was cancelled on June 22, 2005 when Facilities A, B and C were repaid in full with proceeds from the new facility. See (k) below.
(g)	In February 2004 proceeds of the US$375 million 7.625% Senior Notes were used to retire the bridge facility. The Senior Notes were issued by Inmarsat Finance plc, a 100% owned subsidiary of Inmarsat Group Limited. The Senior Notes mature on 30 June 2012. Interest is payable semi-annually in February and August.

In May 2004 a further issue of Senior Notes for US$102.5 million was completed bringing the total amount to US$477.5 million. The proceeds of US$100 million were used to redeem the subordinated parent company loan.

In July 2005, the Group redeemed 35% of its Senior Notes, reducing the notes outstanding from US$477.5 million to US$310.4 million.

In December 2005 Inmarsat Investments Limited purchased US$10 million of the Senior Notes for US$10.5 million. Inmarsat Investments Limited paid a premium of US$0.3 million and prepaid interest of US$0.2 million which will later be received back. Taking into account the Group’s short-term cash surplus, the total payment of US$10.5 million results in an overall economic benefit to the Group when the premium paid is compared to future net interest charges discounted back to today’s values.

(h)	Loans represent funding advanced by the parent company in the form of a subordinated parent company loan. Inmarsat Holdings Limited issued Euro denominated Subordinated Preference Certificates with an aggregate nominal amount at the date of issue of US$27,632 million (at a price of US$618.8 million euro equivalent) in December 2003. Inmarsat Holdings Limited loaned to Inmarsat Group Limited (which, in turn loaned to Inmarsat Investments Limited) the aggregate proceeds of the Subordinated Preference Certificates via a subordinated parent company loan (2005: US$649.1 million, 2004: US$570.7 million). The loans have no fixed maturity and may be repaid at any time at each borrower’s option. A repayment of US$100 million was made in May 2004 from the net proceeds of the tack-on issue described in note (g) above. Interest on the subordinated parent company loan accrues at a rate of 5.35% per annum in 2005 and 13.5% per annum in 2004. The subordinated Parent Company Loans are repayable in 2027.
(i)	Represents an average rate for the Term Loans A, B and C. Giving effect to existing hedging arrangements required under the Senior Credit Facility, the average interest rates applicable to Term Loans A, B and C at December 31, 2004 are 5.13%, 5.63% and 6.13% respectively.
(j)	Inmarsat Finance plc is 99.9% owned by Inmarsat Group Limited, and 0.1% owned by Inmarsat Holdings Limited, which is the parent of Inmarsat Group Limited. Inmarsat Group Limited’s ability to obtain funds from its subsidiaries by dividend or loan is limited by the Senior Credit Facility and the indenture governing the Senior Notes. The Senior Credit Facility contains negative covenants that, among other things, generally restrict or prohibit the indirect subsidiary Inmarsat Investments Limited and its subsidiaries from making any repayment of principal under the indentures governing the Senior Notes and from declaring or paying certain dividends or making certain other distributions to shareholders or making payment under the subordinated Parent Company Loan. In addition, the indentures governing the Senior Notes contain covenants that, among other things, directly or indirectly restrict Inmarsat Group Limited’s ability to make certain payments, including dividends or other distributions, prepay or redeem subordinated debt or equity. Substantially all of the net assets of Inmarsat Group Limited’s unconsolidated and consolidated subsidiaries as of the end of December 31, 2005 are restricted net assets.
(k)	On May 24, 2005, Inmarsat Investments Limited signed a new US$550 million Senior Credit Facility led by Barclays Capital, ING Bank N.V. and the Royal Bank of Scotland plc. The facility is for general corporate purposes including the repayment of the previous Senior Credit Facility in note (a) above and was arranged in connection with the IPO in June 2005. The US$550 million five-year Senior Credit Facility consists of a US$250 million amortizing term loan and a US$300 million revolving credit facility. The term loan and drawings under the revolving credit facility are initially priced at 120bp above LIBOR and thereafter tied to a leverage grid.

The US$300 million revolving credit facility is undrawn at December 31, 2005. The new Senior Credit Facility, in combination with existing surplus cash and the proceeds of the IPO, was used to repay the previous Senior Credit Facility of US$728.0 million, the outstanding balance of the Euro-denominated Subordinated Preference Certificates (€272.7 million) and 35% repayment of the Senior Notes in note (g).

As at December 31, 2005 US$250 million was drawn down at 3 month USD LIBOR plus a margin of 0.9%. However, this is offset via the interest rate swap of US$150m principal where 3 month USD LIBOR is received but a fixed rate of 3.21% is paid. The year-end borrowing rate of 4.62% represents a blended rate from the floating draw-down rate and the related interest rate swap.

(l)	Deferred satellite payments represent amounts payable to satellite manufacturers which become payable annually depending on the continued successful performance of the satellite. The gross amounts of deferred satellite payments has been discounted to net present value at 7%.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Borrowings (Continued)

These balances are shown net of unamortized deferred finance costs, which have been allocated as follows:

	As at December 31, 2004			As at December 31, 2005
	Amount	Deferred finance cost	Net balance	Amount	Deferred finance cost	Net balance
	(US$ in millions)
Previous Senior Credit Facilities(a)(b)	737.6	(21.7)	715.9	—	—	—
New Senior Credit Facility	—	—	—	250.0	(2.3)	247.7
Senior Notes	477.5	(18.9)	458.6	300.4	(10.6)	289.8
Premium on Senior Notes	2.4	—	2.4	1.3	—	1.3
Subordinated parent company loan:(h)
—principal	570.7	—	570.7	649.1	—	649.1
—interest	26.1	—	26.1	4.5	—	4.5
Deferred satellite payments	40.3	—	40.3	52.6	—	52.6
Obligations under finance leases	0.1	—	0.1	—	—	—
Bank overdrafts	1.4	—	1.4	0.9	—	0.9

Total Borrowings	1,856.1	(40.6)	1,815.5	1,258.8	(12.9)	1,245.9

The maturity of non-current borrowings is as follows:

	2004	2005
	(US$ in millions)
Between one and two years	55.6	57.4
Between two and five years	291.9	216.1
After five years	1,430.8	961.1

	1,778.3	1,234.6

The borrowings of the Group are mostly at fixed rates. The Senior Notes which mature in 2012 are at fixed rates. The US$250 million floating draw-down under the Senior Credit Facility is partially fixed by a US$150m interest rate swap which expires in December 2006.

The effective interest rates at the balance sheet dates were as follows:

	2004	2005
	Effective interest rate %
Bank overdrafts	5.0	5.0
Senior Notes	7.625	7.625
Subordinated Parent Company Loan	13.5	5.35
Previous Senior Credit Facility	5.5	—
New Senior Credit Facility	—	4.62
Deferred satellite payments	7.0	7.0

20.	Provisions

Current:

Restructuring provision
(US$ in millions)
As at January 1, 2004	—
Charged in respect of current year	9.3
Utilized in current year	(8.2)

As at December 31, 2004	1.1

Charged in respect of current year	—
Utilized in current year	(0.7)

As at December 31, 2005	0.4

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Provisions (Continued)

In April 2004, a review was conducted of the business operations which led to a reduction in headcount of 64 across several of the Group’s business activities. The amount charged for the 2004 and 2005 financial year was US$9.3 million and US$nil. The amount of the redundancy benefits paid and charged against the liability at December 31, 2004 and 2005 was US$8.2 million and US$0.7 million, respectively. The redundancy provision that remains unpaid in respect of this restructuring at December 31, 2004 and 2005 is US$1.1 million and US$0.4 million respectively.

	Post retirement healthcare benefits	Pension	Other	Total
	(US$ in millions)
Non-Current:
As at January 1, 2004	10.1	9.7	0.8	20.6
Charged to Income Statement in respect of current year	1.8	4.5	—	6.3
Charged directly to statement of recognized income and expense in respect of current year	1.6	4.1	—	5.7
Utilized in current year	(0.2)	(2.5)	(0.4)	(3.1)

As at December 31, 2004	13.3	15.8	0.4	29.5

Charged to Income Statement in respect of current year	(0.3)	2.0	—	1.7
Charged directly to statement of recognized income and expense in respect of current year	5.7	3.0	—	8.7
Utilized in current year	(0.2)	(2.1)	—	(2.3)

As at December 31, 2005	18.5	18.7	0.4	37.6

Other provisions in 2004 and 2005 relate to an onerous lease provision on premises located in Washington which is expected to be utilized by 2008.

21.	Current and deferred income tax assets and liabilities

The current income tax liability of US$20.9 million (2004: US$26.4 million) represents the income tax payable in respect of current and prior periods that exceed amounts paid.

Recognized deferred income tax assets and liabilities

The movements in deferred income tax assets and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12) during the period are shown below.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

	As at December 31, 2004			As at December 31, 2005
	Assets	Liabilities	Net	Assets	Liabilities	Net

	(US$ in millions)
Tangible fixed assets	(87.0)	243.6	156.6	—	177.2	177.2
Other	(1.6)	—	(1.6)	—	(1.2)	(1.2)
Operating loss and credit carry forwards	—	—	—	—	—	—
Pension asset	(8.8)	—	(8.8)	(11.2)	—	(11.2)
Share options	—	—	—	(7.2)	—	(7.2)

Net deferred income tax liabilities	(97.4)	243.6	146.2	(18.4)	176.0	157.6

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.	Current and deferred income tax assets and liabilities (Continued)

Movement in temporary differences during the year:

	As at 1 January 2004	Recognized in income	Recognized in equity	As at 31 December 2004
	(US$ in millions)
Tangible fixed assets	146.3	10.3	—	156.6
Other	(0.9)	(0.7)	—	(1.6)
Operating loss and credit carry forwards	—	—	—	—
Pension asset	(6.0)	(1.1)	(1.7)	(8.8)

Total	139.4	8.5	(1.7)	146.2

	As at 1 January 2005	Recognized in income	Recognized in equity	As at 31 December 2005
	(US$ in millions)
Tangible fixed assets	156.6	20.3	—	176.9
Other	(1.6)	0.7	—	(0.9)
Operating loss and credit carry forwards	—	—	—	—
Pension asset	(8.8)	0.2	(2.6)	(11.2)
Share option	—	(1.8)	(5.4)	(7.2)

Total	146.2	19.4	(8.0)	157.6

22.	Cash generated from operations

Reconciliation of operating profit to net cash inflow from operating activities:

	2004	2005
	(US$ in millions)
Profit for the year	41.4	34.9
Adjustments for:
Depreciation and amortization	124.1	106.5
Income taxes	15.4	18.3
Interest payable	167.5	167.2
Interest receivable	(3.9)	(10.6)
Gain on disposal of property	(42.6)	—
Loss on termination of subsidiary undertakings	—	1.1
Non-cash employee benefit charges	1.9	6.5
Forward exchange contracts	—	1.4
Changes in net working capital:
Decrease/(increase) in trade and other receivables	(19.8)	3.4
Decrease/(increase) in inventories	(0.6)	0.3
(Decrease) in trade and other payables	(9.6)	(21.6)
(Decrease)/increase in provisions	2.9	(4.4)

Cash generated from operations	276.7	303.0

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Share capital

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Authorized:
1,539,000 A ordinary shares of €0.01 each	—	—
30,000,000 B ordinary shares of €0.01 each	0.4	—
630,780,000 ordinary shares of €0.0005 each	—	0.4

	0.4	0.4

Allotted, issued and fully paid:
1,539,000 A ordinary shares of €0.01 each	—	—
25,461,000 B ordinary shares of €0.01 each	0.3	—
610,879,483 ordinary shares of €0.0005 each	—	0.4

	0.3	0.4

The issued A and B ordinary shares of €0.01 and each authorized but unissued A and B ordinary share of €0.01 were sub-divided into 20 ordinary shares of €0.0005 each with effect from the IPO on June 22, 2005.

Inmarsat Group Limited issued 610,879,483 of ordinary shares of €0.0005 each, for a cash consideration of US$312.0 million (US$311.6 million share premium) with effect from the IPO on June 22, 2005.

24.	Employee share options

In November 2004, Inmarsat plc (the ultimate parent company) adopted the Staff Value Participation Plan (2004 Plan). 219,020 A ordinary shares were granted under the 2004 Plan to any Director or employee of the Group. Options under the 2004 Plan vest as follows: (i) 25% granted and held by optionholders have vested and became exercisable in July 2005; (ii) 37.5% of the options granted under the 2004 Plan and held by optionholders have vested and became exercisable in March 2006; and (iii) all remaining options granted under the 2004 Plan and held by optionholders will vest and become exercisable on December 1, 2006. Whenever options are exercised under the 2004 Plan the holder must pay a charge of €1 for each tranche of options exercised. The options expire 10 years from the date of grant.

A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan to employees in January 2005. This was made on equivalent terms to the initial grant in November 2004.

A third grant of options over 1,175,240 ordinary shares of €0.005 each was approved in May 2005 under the 2004 Plan and granted to employees in June 2005. This was made on equivalent terms to the initial grant in November 2004.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Employee share options (Continued)

A summary of share option activity for the 2004 plan as at December 31, 2005 is as follows:

	Shares available for grant	Options outstanding	Weighted average exercise price per Option
Balance at January 1, 2004	—	—	—
Shares reserved	280,800	—	—
Granted	(219,020)	219,020	—
Forfeited	300	(300)	—

Balance at December 31, 2004	62,080	218,720	—

Granted (January 2005)	(7,140)	7,140	—
Forfeited	2,300	(2,300)	—

Balance pre share split	57,240	223,560	—

Share split (20:1) June 22, 2005	1,144,800	4,471,200	—
Shares issued on IPO	51	—	—
Granted	(1,175,240)	1,175,240	—
Forfeited	72,275	(72,275)	—
Exercised	—	(1,233,270)	£3.28

Balance at December 31, 2005	41,886	4,340,895	£3.28

Exercise Price per tranche	—	€1.00	—

The weighted average of the remaining contractual life for the 2004 plan is 9.0 years.

In line with IFRS2, Share-Based Payment, the Group recognized US$0.1 million and US$6.5 million respectively in share compensation costs for the 2004 and 2005 financial years. Total share-based compensation costs will be recognized over the vesting period of the options ranging from one to four years.

Prior to Inmarsat plc (the ultimate parent company) being publicly quoted, the exercise price of the options under the A ordinary shares issued in the 2004 Plan of Inmarsat plc is de minimis in nature, the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant. This fair value of US$12.50 per share (before any adjustment for the share split in June 2005) was calculated using a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the Directors using the independent analysis which had been prepared.

For the options granted under the 2004 Plan in June 2005 (before share split), the fair value was estimated by the Directors to be US$30.00 per share. The US$30.00 was calculated using a similar methodology as the Directors of Inmarsat plc continued to believe that the ‘discounted trading multiple’ approach was the most appropriate.

Inmarsat plc also operates a Bonus Share Plan (BSP) and awards were granted on May 31, 2005 but were only awarded after the announcement of the 2005 financial results in March 2006. There was an additional grant under this scheme in September 2005 with the same conditions as the original grant. These awards were made in the form of a conditional allocation of shares. The performance conditions attached to the annual bonus plan are non-market based performance conditions.

The awards will vest in three equal tranches following the announcement of the final results for each of the financial years 2006, 2007 and 2008, subject to continued employment. The rules of the BSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using shares only.

As the BSP provides free share awards with no market based performance condition attached, and which carry an entitlement to dividends paid in cash or shares during the vesting period, the fair value of the awards is the value of the grant. This is due to the fact that regardless of the market price at the time the award or shares is made, the total value of shares to be awarded will not change. A total number of 215,542 shares have been awarded at a share price of £3.83 in respect of the two grants made under the BSP.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Employee share options (Continued)

In addition to the BSP Inmarsat plc also operates a Performance Share Plan (PSP) where awards were granted on May 31, 2005 in the form of a conditional allocation of shares. The number of shares subject to the award was determined by reference to the price at which the shares were offered for sale on Admission of £2.45 per share. Participants are entitled to receive the value of any dividends that are paid during the vesting period in the form of cash or additional shares. There was an additional grant in September 2005 with the same requirements except the reference price in determining the number of shares was £3.24 (market value of shares on the date of grant).

The PSP shares will not normally be transferred to participants until the third anniversary of the award date. The transfer of shares is dependent upon the performance condition being satisfied over the three consecutive financial years starting in the financial year the award date falls which is 2005. The rules of the PSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using shares only.

Options under the PSP were valued using the Deloitte Option Pricing Tool. The performance condition is based on the Group’s Total Shareholder Return (TSR) relative to constituents of the FTSE 350 index (excluding investment trusts) and a non-market based condition, based on EBITDA measured over a three-year period. The vesting schedule for PSP awards is structured so that the shape of the TSR vesting schedule is determined by EBITDA performance. The market based performance condition has been incorporated into the valuation. The fair value of the allocation and the assumptions used in the calculation are as follows:

	Performance Share Plan
Grant date	May 31, 2005	September 29, 2005
Grant price	£1.96	£3.24
Exercise price	nil	nil
Bad leaver rate	0%	0%
Vesting period	3 years	3 years
Expected correlation between any pair of shares in PSP comparator group	12%	10%
Volatility	36%	34%
Fair value per share	£1.34	£2.20

Both the BSP and PSP share awards expire 10 years after date of grant. The weighted average of the remaining contractual life for BSP and PSP share awards is 9.7 years and 9.4 years, respectively.

Inmarsat plc also operates a UK Sharesave Scheme for which the first invitation was made in June 2005. The Sharesave Scheme is an Inland Revenue approved scheme open to all UK PAYE-paying permanent employees. The maximum that can be saved each month by an employee is £250. Savings over the period plus interest may be used to acquire shares at the end of the savings contract. The options have been granted at a 20% discount to market value of the shares on the invitation date (23 June 2005). The Scheme operates with a three year savings contract. Options are exercisable for a period of up to six months following the end of the three-year savings contract. No dividends are accumulated on options during the vesting period.

Inmarsat plc also operates an International Sharesave Scheme which mirrors the operation of the UK Sharesave Scheme as closely as possible. However, instead of receiving a share option, participants receive the spread between the share price at the end of the vesting period and the exercise price, delivered (at Inmarsat plc’s discretion) in cash or shares. It is Inmarsat plc’s intention to satisfy the awards using shares only.

Options under the UK and International Sharesave Schemes expire after a maximum of 3.5 years following the initial savings payment having been made. The weighted average of the remaining contractual life for both the UK and International Sharesave Schemes is 3.1 years.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Employee share options (Continued)

Options under both the UK and International Sharesave Schemes have been valued using the Black Scholes model with the following assumptions:

	Sharesave Scheme (UK)		Sharesave Scheme (Int)
Grant date	July 21, 2005		October 19, 2005
Market price date of Grant	£3.14		£2.80
Exercise price	£2.24		£2.24
Bad leaver rate	5	%pa	5	%pa
Vesting period	3 years		3 years
Volatility	35%		34%
Dividend yield assumption	3.6%		2.8%
Risk free interest rate	4.25%		4.25%
Fair value per option	£1.10		£0.90

The historic volatility is based on the constituents of the FTSE 350 Telecoms Service Index, which was measured over three years to each of the grant dates. The volatility assumption used for each of the awards is based on median volatility for the constituents of the sector.

A summary of share awards and option activity as at December 31, 2005 is as follows:

Share Awards and options outstanding	Performance Share Plan	Sharesave Scheme (UK)	Sharesave Scheme (Int)
Balance at December 31, 2004	—	—	—
Granted	807,869	844,468	111,798
Balance at December 31, 2005	807,869	844,468	111,798

Exercise Price per share	—	£2.24	£2.24

25.	Reserves

Reconciliation of Movements in Shareholders’ Equity

	Ordinary share capital	Share premium account	Other reserves	Accumulated losses	Total
	(US$ in millions)
Balance at January 1, 2004	0.3	34.2	—	(49.2)	(14.7)

Profit for the year	—	—	—	41.4	41.4
Issue of share options	—	—	0.1	—	0.1
Movement in cumulative translation reserve	—	—	8.0	—	8.0
Actuarial losses from pension and post-retirement healthcare benefit (net of tax)	—	—	—	(4.0)	(4.0)

Balance at December 31, 2004	0.3	34.2	8.1	(11.8)	30.8

Adoption of IAS 39 (note 28):
Fair value gains—cash flow hedges	—	—	14.0	—	14.0

Balance at January 1, 2005 (as restated)	0.3	34.2	22.1	(11.8)	44.8

Issue of share capital	0.1	311.9	—	—	312.0
Profit for the year	—	—	—	10.2	10.2
Issue of share options	—	—	3.7	—	3.7
Deferred tax credit on share options	—	—	—	5.5	5.5
Movement in cumulative translation reserve	—	—	(0.8)	—	(0.8)
Fair value (losses)—cash flow hedges	—	—	(13.6)	—	(13.6)
Actuarial losses from pension and post-retirement healthcare benefit (net of tax)	—	—	—	(6.1)	(6.1)

Balance at December 31, 2005	0.4	346.1	11.4	(2.2)	355.7

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.	Pension arrangements and post-retirement healthcare benefits

The Group provides both pension fund arrangements and post-retirement medical benefits for its employees.

The Group operates pension schemes in each of its principal locations. The UK scheme has two plans: a defined benefit scheme, which is closed to new employees, and a defined contribution plan. The defined benefit scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$4.5 million and US$2.0 million was charged in the Income Statement in the 2004 and 2005 financial year in respect of the defined benefit scheme.

The defined benefit plan was valued using the projected unit credit method with the formal valuation undertaken by professionally qualified and independent actuaries as at December 31, 2002. The actuarial valuation of the assets of the scheme at that date, net of liabilities, was US$9.3 million. The results of the valuation have been updated for any material transactions and material changes in circumstances (including changes in market prices and interest rates) up to December 31, 2005. The results of this updated valuation as at December 31, 2005, for the purposes of the additional disclosures required by IAS 19, are set out below.

The post-retirement healthcare benefits are the provision of healthcare to retired employees (and their dependants) who were employed before January 1, 1998. Employees who have 10 years of service at the age of 58 and retire are eligible to participate in the post-retirement healthcare benefit plans. The plan is self-funded and there are no plan assets from which the costs are paid. The cost of providing retiree healthcare is actuarially determined and accrued over the service period of the active employee group. Membership of this plan is multi-national, although most staff are currently employed in the United Kingdom.

The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 3.0% and 4.0% per annum in excess of the rate of general price inflation of 2.75% and 2.85%. The discount rate used in determining the accumulated post-retirement benefit obligation was 5.3% and 4.75% at December 31, 2004 and 2005.

The principal actuarial assumptions used to calculate pension and post-retirement healthcare benefits liabilities under IAS 19 are:

	As at 31 December 2004	As at 31 December 2005
Discount rate	5.30%	4.75%
Expected return on plan assets	7.47%	7.31%
Future salary increases	4.75%	4.85%
Medical cost trend rate	5.75%	6.85%
Future pension increases	2.75%	2.85%

The assets held in respect of the defined benefit scheme and the expected rates of return were:

	As at December 31, 2004
	Long-term rate of return expected	Value	Percentage of total plan assets
	%	(US$ in millions)%
Equities	7.75	19.7	90.34
Gilts	4.60	0.9	4.07
Bonds	5.30	1.1	4.95
Cash	3.75	0.1	0.64

Fair value of scheme assets		21.8

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.	Pension arrangements and post-retirement healthcare benefits (Continued)

	As at December 31, 2005
	Long-term rate of return expected	Value	Percentage of total plan assets
	%	(US$ in millions)%
Equities	7.60	25.3	90.85
Cash	3.85	0.1	0.3
Bonds	4.45	2.5	8.85

Fair value of scheme assets		27.9

Amounts recognized in the Balance Sheet are:

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Present value of funded defined benefit obligations (pension)	(37.6)	(46.6)
Present value of unfunded defined benefit obligations (post-retirement healthcare)	(13.3)	(18.5)
Fair value of defined benefit assets	21.8	27.9

Net defined benefit liability recognized in balance sheet	(29.1)	(37.2)

Analysis of the movement in the present value of the defined benefit obligations is as follows:

	Defined benefit pension plan	Post-retirement medical benefits
	(US$ in millions)
At January 1, 2004	25.4	10.1
Current service cost	3.4	0.5
Interest cost	1.4	0.6
Actuarial loss	4.1	1.6
Foreign exchange loss	2.3	0.6
Benefits paid	(0.1)	(0.1)
Contributions by pension participants (expensed as salaries)	1.1	—

At December 31, 2004	37.6	13.3

Current service cost	3.4	0.5
Interest cost	1.9	0.7
Actuarial loss	6.9	5.7
Foreign exchange gain	(4.1)	(1.5)
Benefits paid	(0.1)	(0.2)
Contributions by pension participants (expensed as salaries)	1.0	—

At December 31, 2005	46.6	18.5

Analysis of the movement in the fair value of the assets of the defined benefit section of the UK Scheme is as follows:

	2004	2005
	(US$ in millions)
At January 1,	15.7	21.8
Expected return on plan assets	1.3	1.6
Actuarial gain	0.2	3.9
Contributions by employer	2.3	2.1
Contributions by pension participants (expensed as salaries)	1.1	1.0
Benefits paid	(0.1)	(0.1)
Foreign exchange (gain)/loss	1.3	(2.4)

December 31,	21.8	27.9

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.	Pension arrangements and post-retirement healthcare benefits (Continued)

Amounts recognized in the Income Statement in respect of the plans are as follows:

	2004		2005
	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits
	(US$ in millions)
Current service cost	3.4	0.5	3.4	0.5
Interest cost	1.4	0.6	1.9	0.7
Expected return on pension assets	(1.3)	—	(1.6)	—
Foreign exchange (gain)/loss	1.0	0.7	(1.7)	(1.5)

	4.5	1.8	2.0	(0.3)

Actual return on plan assets	1.5	—	5.6	—

The charge for the year has been included in employee benefit costs.

Amounts recognized in the Statement of Recognized Income and Expense in respect of the plans are as follows:

	2004		2005
	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits
	(US$ in millions)
Net actuarial losses	4.1	1.6	3.0	5.7

History of experience gains and losses:

	2004		2005
	Defined Benefit Pension Plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits
Present value of defined benefit obligations (US$ in millions)	(37.6)	(13.3)	(46.6)	(18.5)
Fair value of plan assets (US$ in millions)	21.8	—	27.9	—

Deficit in plans (US$ in millions)	(15.8)	(13.3)	(18.7)	(18.5)

Experience gains and (losses) on plan liabilities (US $ in millions)	(0.8)	(0.1)	–	(0.7)
Percentage of plan liabilities	(2.1)%	(1.0)%	0.1%	(3.9%)
Experience gains and (losses) on plan assets (US$ in millions)	0.2	—	3.9	—
Percentage of plan assets	0.9%	—	14.0%	—

The estimated contributions expected to be paid to the defined benefit pension plan during 2006 is US$2.1 million.

The healthcare cost trend rate assumption has a significant effect on the amounts recognized in the Income Statement in respect the post-retirement medical benefits. Increasing the assumed healthcare cost trend rate by one percentage point would have increased the post-retirement medical benefit obligation as of December 31, 2004 and 2005 by US$2.8 million and US$4.2 million and the aggregate of the service cost and interest cost by US$0.3 million and US$0.3 million, respectively. Decreasing the assumed healthcare cost trend rate by one percentage point would have reduced the post-retirement medical benefit obligation as of December 31, 2004 and 2005 US$2.2 million and US$3.3 million, and the aggregate of the service cost and interest cost by US$0.2 million and US$0.2 million, respectively.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.	Operating lease commitments

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Within one year	58.6	20.6
Within two to five years	74.5	58.1
After five years	161.4	143.7

	294.5	222.4

Operating lease commitments principally relate to leased office space of the Group’s head office located at 99 City Road, London. The Group has various non-cancellable network service contracts, which have varying terms.

At December 31, 2005 the Group, in addition to the above operating lease commitments, is contracted to pay warranty costs relating to the BGAN program of US$6.6 million over the next three years (as at December 31, 2004: US$13.6 million over four years).

The total of future sub lease payments expected to be received under non-cancellable sub leases at December 31, 2005 relating to the above head office lease is US$4.5 million over three years (as at December 31, 2004: US$2.2. million over four years).

The Group has various agreements deriving revenue from designated leased capacity charges. These amounts are recorded as revenue on a straight-line basis over the respective lease terms.

The future aggregate minimum lease payments under non-cancellable operating leases expected to be received are as follows:

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Within one year	24.5	42.2
Within two to five years	22.7	15.9
After five years	7.6	—

	54.8	58.1

28.	Financial instruments

Treasury management and strategy

The Group’s treasury activities are managed by its corporate finance department under the direction of a treasury Review Committee whose chairman is the Chief Financial Officer, and are consistent with Board-approved treasury policies and guidelines. The overriding objective of treasury activities is to manage financial risk.

Key features of treasury management include:

•	ensuring that the Group is in a position to fund its obligations in appropriate currencies as they fall due;

•	maintaining adequate undrawn borrowing facilities;

•	economically hedging both contracted and anticipated foreign currency cash flows on a minimum twelve- month rolling basis with the option of covering exposures up to a maximum of three years forward; and

•	maximizing return on short-term investments.

Treasury activities are only transacted with counter parties who are approved relationship banks.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.	Financial instruments (Continued)

Treasury policy is implemented primarily through the use of forward purchases of foreign currencies. The treasury department is, however, authorized to use purchased options, futures and other derivative instruments, but only to the extent that such instruments form part of the hedging policy so as to establish a known rate of exchange.

Having arranged the purchase of foreign currency in line with the anticipated requirement for that currency over each financial year, an average rate of exchange is calculated from the agreed currency deals. This average rate is applied for accounting purposes. The policy is designed to minimize the impact of currency gains and losses in the profit and loss account; gains and losses will arise to the extent that the level of actual payments in the period is different from those that were forecast.

Adoption of IAS 32 and IAS 39

The Group adopted IAS 32 ‘Financial Instruments: presentation and disclosure’ and IAS 39 ‘Financial Instruments: recognition and measurement’ from January 1, 2005. In the preparation of its financial statements in accordance with IFRS for the 2004 financial year, the Group continued to apply the accounting rules of UK GAAP, taking advantage of the exemption available within IFRS 1 ‘First time adoption of IFRS’.

The Group is required to recognize transitional adjustments in accounting for its financial instruments in accordance with the measurement requirements of IAS 39 at January 1, 2005.

The Group qualifies to hedge account for a number of its hedging arrangements. IFRS 1 requires the Group to recognize various transitional adjustments to account for those hedging relationships at January 1, 2005. The accounting for those hedging relationships at transition depends on the nature of the hedged item and the hedged risk. Detailed below is a reconciliation between the IFRS Balance Sheet as at December 31, 2004, applying UK GAAP accounting, and the Balance Sheet after the adoption of both IAS 32 and IAS 39.

The Group’s interest rate swap and forward exchange contracts were previously not accounted for as cash flow hedges of forecasted transactions under UK GAAP and as such were not previously measured at fair value. On transition, the derivatives’ fair values have been recognized on the Balance Sheet and directly in reserves. Any deferred gains or losses will be recognized in future earnings at the time at which the hedged forecasted transaction is recognized.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.	Financial instruments (Continued)

All derivative instruments will continue to be recognized on the Balance Sheet at fair value with future gains and losses being recognized immediately in earnings, except when the hedging requirements of IAS 39 are met.

	January 1, 2005	IAS 39 Transition adjustments	January 1, 2005
	(US$ in millions)
Assets
Non-current assets
Property, plant and equipment	1,147.9	—	1,147.9
Intangible assets	508.1	—	508.1
Derivative financial instruments	—	6.4	6.4

	1,656.0	6.4	1,662.4

Current assets
Cash and cash equivalents	226.8	—	226.8
Short-term deposits	151.7	—	151.7
Trade and other receivables	157.1	—	157.1
Inventories	1.2	—	1.2
Derivative financial instruments	—	7.6	7.6

	536.8	7.6	544.4

Total assets	2,192.8	14.0	2,206.8

Liabilities
Current liabilities
Trade and other payables	108.1	—	108.1
Borrowings	37.2	—	37.2
Provisions	1.1	—	1.1
Current income tax liabilities	26.4	—	26.4

	172.8	—	172.8

Non-current liabilities
Other payables	35.2	—	35.2
Borrowings	1,778.3	—	1,778.3
Provisions	29.5	—	29.5
Deferred income tax liabilities	146.2	—	146.2

	1,989.2	—	1,989.2

Total liabilities	2,162.0	—	2,162.0

Net assets	30.8	14.0	44.8

Shareholders’ equity
Ordinary shares	0.3	—	0.3
Share premium	34.2	—	34.2
Other reserves	8.1	14.0	22.1
Accumulated losses	(11.8)	—	(11.8)

Total shareholders’ equity	30.8	14.0	44.8

Numerical financial instruments disclosures are set out below. Additional disclosures are set out in the accounting policies relating to risk management and also in note 25.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.	Financial instruments (Continued)

Net fair values of derivative financial instruments

The Group’s derivative financial instruments consist of an interest rate swap, forward foreign currency contracts and forward accrual contracts. The interest rate swap and approximately 80% of forward foreign currency contracts are designated cash flow hedges.

The net fair values at the Balance Sheet date were:

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Contracts with positive fair values:
Interest rate swap—designated cash flow hedge	1.6	2.3
Forward foreign currency contracts—designated cash flow hedges	10.7	—
Forward foreign currency contracts—undesignated	1.7	—
Contracts with negative fair values:
Forward foreign currency contracts—designated cash flow hedges	—	(2.9)
Forward foreign currency contracts—undesignated	—	(1.0)

	14.0	(1.6)

Less non-current portion
Interest rate swap—designated cash flow hedge	(1.6)	—
Forward foreign currency contracts—designated	(3.1)	0.3
Forward foreign currency contracts and designated cash flow hedges	(1.7)	—

Current portion	7.6	(1.3)

The fair value of the interest rate swap is based upon a valuation provided by the counter-party.

The fair value of foreign exchange contracts are based upon the difference between the contract amount at the current forward rate at each period end and the contract amount at the contract rate, discounted at a variable risk free rate at the period end.

Forward foreign exchange

As at December 31, 2005 the face value of outstanding forward foreign exchange contracts was £97.7 million (net fair value (US$3.9 million)) with the balance of £30.0 million face value maturing in 2007 (US$0.7 million net fair value). During 2005 the Group transacted spot and forward foreign exchange contracts as well as two ‘forward accrual’ contracts whereby the Group agreed to buy a strip of 12 monthly forward contracts at a fixed rate and at an agreed knock out rate. If the spot exchange rate trades at or above the knock out rate at any time from the trade date and final determination date then each contract expiring on or after such date will automatically terminate.

Interest rate swap

The notional principal amount of the outstanding interest rate swap contract as at December 31, 2005 was US$150 million (2004: US$536 million).

Under the interest rate swap the Group receives quarterly floating interest (three month USD LIBOR) to offset floating interest payable on the three month facility rollovers and pays quarterly interest at a fixed rate of 3.21% p.a. The gain deferred in equity will reverse in the Income Statement when the swap expires in December 2006.

Non derivative financial assets and financial liabilities

Non derivative financial assets consist of cash at bank, short term and long-term investments, trade debtors and other debtors.

Non derivative financial liabilities consist of bank overdrafts, deferred satellite payments, Senior Credit Facilities, Senior Notes, subordinated parent company loan, accrued and accreted interest on borrowings, trade creditors and other creditors.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.	Financial instruments (Continued)

Fair value of non derivative financial assets and financial liabilities

With the exception of Senior Notes, the fair values of all non derivative financial instruments approximate to the carrying value in the Balance Sheet.

	As at December 31, 2004		As at December 31, 2005
	Carrying amount	Fair value amount	Carrying amount	Fair value amount
	(US$ in millions)
Senior Notes(d)	(477.5)	(489.4)	(310.4)	(320.5)

The	following methods and assumptions have been used to determine fair values:

(a)	the fair values of cash at bank, overdrafts and short-term deposits approximate their carrying values because of the short maturity of these instruments;

(b)	the fair value of trade and other payables and receivables approximate their carrying values;

(c)	the carrying amount of deferred satellite payments represents the present value of future payments discounted at a variable risk-free rate at the period end. This carrying amount approximately equals fair value;

(d)	Senior Notes are reflected in the Balance Sheet as at December 31, 2005 net of unamortized arrangement costs of US$10.6 million (2004: US$18.9 million). The fair value of the Senior Notes is based on the market price of the bonds as at December 31, 2005;

(e)	Senior Credit Facilities are reflected in the Balance Sheet as at December 31, 2005 net of unamortized arrangement costs of US$2.3 million (2004: US$21.7 million). The fair value approximates the carrying value;

(f)	the fair value of the Subordinated Parent Company Loan is based on the book value at year end, as this is the best approximation to fair value given that this loan is not traded.

29.	Capital commitments

The Group had authorized and contracted but not provided for capital commitments as at December 31, 2004 and December 31, 2005 of US$246.6 million and US$119.2 million respectively. These amounts primarily represent commitments in respect of the construction of the Inmarsat-4 satellites.

30.	Related party transactions

As at December 31, 2004 funds advised by Apax Partners and funds advised by Permira were investors in Inmarsat plc each owning 25.9% of Inmarsat plc’s (the ultimate parent company) shares. The remaining 48.2% of the shares were widely held. As at December 31, 2005 the new percentages owned by funds advised by Apax Partners and funds advised by Permira are 9.85% each.

In June 2005, at the time of the IPO, funds advised by Apax Partners and funds advised by Permira were repaid in full each of their 27.45% holdings in the Subordinated Preference Certificates.

Some network and satellite control services, equipment and telephone services were procured from KDDI Corporation and Telenor Satellite Broadcasting AS who are also shareholders with shareholdings greater than 3%, the total of which amounts to US$1.7 million and US$2.4 million in the 2004 financial year and 2005 financial year, respectively.

Monitoring fees paid to each of Apax Europe V G.P. Co. Ltd and Permira during the 2004 and 2005 financial year were US$0.25 million and US$0.12 million respectively.

Remuneration paid to key management personnel, being the executive Directors of Inmarsat plc, during the year is disclosed in note 8. The amount owing to the Directors as at December 31, 2004 and 2005 was US$1.0 million and US$1.3 million respectively.

All related party transactions were made on an arm’s length basis.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.	Principal subsidiary undertakings

The following subsidiaries are included in the consolidated financial information:

	Principal activity	Country of incorporation and operation	Interest in issued ordinary share capital at December 31, 2004	Interest in issued ordinary share capital at December 31, 2005
Inmarsat Finance plc	Finance company	England and Wales	100%	100%
Inmarsat Investments Limited	Holding company	England and Wales	100%	100%
Inmarsat Ventures Limited	Holding company	England and Wales	100%	100%
Inmarsat Global Limited	Satellite telecommunications	England and Wales	100%	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%	100%
Inmarsat Inc	Service provider	USA	100%	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%	99.9%
Invsat Limited	VSAT telecommunications	England and Wales	100%	—
Rydex Corporation Limited	Dormant	England and Wales	100%	100%
Rydex Communications Limited	Dormant	Canada	100%	100%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%	100%
Inmarsat Services Limited	Employment company	England and Wales	100%	100%
Inmarsat Launch Company Limited	Satellite launch Company	Isle of Man	100%	100%
Inmarsat Employees’ Share Ownership Plan Trust	Employee share trust	England and Wales	100%	100%
Galileo Venture Limited	Dormant	England and Wales	100%	100%
iNavSat Limited	Dormant	England and Wales	100%	100%

On September 5, 2005, Invsat Limited was sold to Nessco Limited, which is a communications services supplier for the oil and gas industry based in Aberdeen.

On October 17, 2005, the Group disposed of the assets and business of Rydex Corporation Limited to Seawave LLC. Rydex Corporation Limited and Rydex Communications Limited have changed their names to 3946306 Limited and 596199 B.C. Limited respectively.

Inmarsat Limited changed its name to Inmarsat Global Limited on May 27, 2005.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Events after the balance sheet date

Management announced its intention in January 2006 to restructure the organization to reflect the fact that the Inmarsat-4 programme was nearing completion. The principal action in the restructuring plan will involve a redundancy programme. The redundancies primarily will relate to those employees who were involved in the Inmarsat-4 programme. The departure of staff will be phased across the year as work is completed and the corporate structure is re-aligned. Management have estimated the total cost of the redundancy programme to be between approximately US$6.0 million and US$8.0 million in 2006. The redundancy costs have not been recognized as a liability for the 2005 financial year.

The Board declared a final dividend of US$50.0 million to be paid to Inmarsat Holdings Limited on March 17, 2006. This dividend has not been recognized as a liability for the 2005 financial year.

Subsequent to December 31, 2005 other than the events discussed above there have been no other material events, which would affect the information reflected in the consolidated financial statements of the Group.

There was no change in any non-executive Directors’ interests between December 31, 2005 and April 20, 2006. The executive Directors shareholding in Inmarsat plc has changed.

33.	Reconciliation of shareholders’ equity and profit under UK GAAP to IFRS for the 2004 financial year and as at December 31, 2004

There have been a number of reclassifications to the UK profit and loss statement and balance sheet to conform to IFRS presentation and format.

Reconciliation of profit under UK GAAP to IFRS for the year ended December 31, 2004

	UK GAAP (as restated)(i)	Effect of transition to IFRS		IFRS
	(US$ in millions)
Revenue	480.7	—		480.7
Employee benefit costs	(87.2)	—		(87.2)
Network and satellite operations costs	(50.0)	—		(50.0)
Other operating costs	(67.4)	—		(67.4)
Work performed by the Group and capitalized	25.8	—		25.8

EBITDA	301.9	—		301.9
Gain on disposal of property, plant and equipment	42.6	—		42.6
Depreciation and amortization	(144.5)	20.4	(c)	(124.1)

Operating profit	200.0	20.4		220.4
Interest receivable	3.9	—		3.9
Interest payable and similar charges	(167.5)	—		(167.5)

Net interest payable	(163.6)	—		(163.6)

Profit before income tax	36.4	20.4		56.8
Income tax expense	(8.2)	(7.2	)(e)	(15.4)

Profit for the year	28.2	13.2		41.4

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.	Reconciliation of shareholders’ equity and profit under UK GAAP to IFRS for the 2004 financial year and as at December 31, 2004 (Continued)

Reconciliation of net assets and shareholders’ equity under UK GAAP to IFRS as at December 31, 2004

	UK GAAP (as restated)(i)	Effect of Transition		IFRS
	(US$ in millions)
Assets
Non-current assets
Property, plant and equipment	1,179.1	(31.2	)(d)	1,147.9
Intangible assets	456.5	51.6	(c),(d)	508.1

	1,635.6	20.4		1,656.0
Current assets
Cash and cash equivalents	226.8	—		226.8
Short term deposits	151.7	—		151.7
Trade and other receivables	160.6	(3.5	)(b)	157.1
Inventories	1.2	—		1.2

	540.3	(3.5)		536.8

Total assets	2,175.9	16.9		2,192.8

Liabilities
Current liabilities
Trade and other payables	119.8	(11.7	)(b)(j)	108.1
Borrowings	29.1	8.1	(b)(j)	37.2
Provisions	—	1.1	(k)	1.1
Current income tax liabilities	26.4	—		26.4

	175.3	(2.5)		172.8

Non-current liabilities
Other payables	67.6	(32.4	)(j)	35.2
Borrowings	1,745.8	32.5	(j)	1,778.3
Provisions	21.1	8.4	(a)(k)	29.5
Deferred income tax liabilities	108.2	38.0	(a),(e)	146.2

	1,942.7	46.5		1,989.2

Total liabilities	2,118.0	44.0		2,162.0

Net assets	57.9	(27.1)		30.8

Shareholders’ equity
Ordinary shares	0.3	—		0.3
Share premium	34.2	—		34.2
Other reserves	0.1	8.0		8.1
Retained earnings/(accumulated losses)	23.3	(35.1	)(a)	(11.8)

Total shareholders’ equity	57.9	(27.1)		(30.8)

Reconciliation of shareholders’ equity under UK GAAP to IFRS on transition at January 1, 2004

	UK GAAP (as restated)(i)	Effect of Transition		IFRS
	(US$ in millions)
Shareholders’ equity
Ordinary shares	0.3	—		0.3
Share premium	34.2	—		34.2
Other reserves	—	—		—
Accumulated losses	(2.4)	(46.8	)(e),(g)	(49.2)

Total shareholders’ equity	32.1	(46.8)		(14.7)

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.	Reconciliation of shareholders’ equity and profit under UK GAAP to IFRS for the 2004 financial year and as at December 31, 2004 (Continued)

(a)	Post employment benefits

The Group has elected to adopt the amendment to IAS 19, ‘Employee benefits’ issued by the IASB on 16 December 2004, which allows all actuarial gains and losses in relation to the Group’s pension scheme and post-retirement medical plan to be charged or credited directly to equity. The cumulative actuarial loss of US$5.7 million for the 2004 financial year in relation to the above pension scheme and post-retirement medical plan was charged to the Group’s equity in line with the amendment to IAS 19.

As of January 1, 2005 under UK GAAP the Group was required to adopt FRS 17 “Retirement benefits”. FRS 17 requires full provision for the fair value of all pension and post retirement liabilities and was applied retrospectively to the 2004 UK GAAP results.

The Group’s IFRS Balance Sheet reflects the liabilities of the Group’s defined benefit pension scheme and post-retirement medical plan totalling US$15.8 million and US$13.3 million respectively. Of the US$5.7 million cumulative actuarial loss for the 2004 financial year, US$1.1 million and the recognition of the associated deferred tax asset thereon are IFRS transition adjustments.

The Group’s pension and post-retirement medical plan liabilities are recognized gross of tax on the IFRS Balance Sheet (net of tax under UK GAAP).

(b)	Foreign currency translation

In applying IAS 21, ‘The effects of changes in foreign exchange rates’ the Group is required to translate all outstanding foreign denominated monetary assets and liabilities on the Balance Sheet at the closing rate. Under UK GAAP, all hedged assets and liabilities were recorded at the 2005 hedged rate as at December 31, 2004.

Accordingly, the Group grossed up all hedged foreign currency denominated monetary assets and liabilities outstanding as at December 31, 2004 from their 2005 hedged rate to the closing year-end exchange rate. The corresponding hedge asset or liability has been recognized on the Balance Sheet as at December 31, 2004, resulting in no impact on the Income Statement.

(c)	Intangible assets

In adopting IAS 38, ‘Intangible assets’ the Group does not amortize goodwill, instead it is subject to an annual impairment review. Under UK GAAP goodwill is amortized over 20 years. As the Group has elected not to apply IFRS 3 retrospectively to business combinations prior to transition date under IFRS, the UK GAAP goodwill balance at December 31, 2003 has been included in the opening IFRS consolidated Balance Sheet and is not subject to amortization but to an annual impairment review.

The credit arising from the adoption of IAS 38 on the Group’s consolidated Income Statement in respect of goodwill amortization is US$20.4 million for the 2004 financial year.

(d)	Computer software

Under UK GAAP, all capitalized computer software is included within tangible fixed assets on the Balance Sheet. Under IFRS, only computer software that is integral to a related item of hardware should be included as property, plant and equipment. All other computer software should be recorded as an intangible asset.

Accordingly, an adjustment has been made in the Balance Sheet as at the date of transition and as at December 31, 2004 of US$18.3 million and US$31.2 million, respectively, between property, plant and equipment and intangible assets.

(e)	Deferred income tax

The scope of IAS 12, ‘Income taxes’ is wider than the corresponding UK GAAP standards, and requires deferred tax to be provided on all temporary differences rather than just timing differences under UK GAAP.

As a result, the Group’s IFRS opening Balance Sheet at January 1, 2004 includes additional deferred tax liabilities of US$46.9 million in respect of differences between the carrying value and tax written down

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.	Reconciliation of shareholders’ equity and profit under UK GAAP to IFRS for the 2004 financial year and as at December 31, 2004 (Continued)

value of the Group’s assets. In addition a GAAP difference arises on the calculation of deferred tax on foreign subsidiaries, resulting in a US$7.2 million income tax expense for the year 2004.

(f)	Fair value adjustment on acquisition of subsidiary

Adjustments to provisional fair values in 2004 have been adjusted in the UK GAAP Balance Sheet as at January 1, 2004.

(g)	Cumulative translation reserve

The Group has applied the exemption, which allows the cumulative translation difference to be set to zero at the date of transition, for all foreign subsidiary undertakings.

(h)	Explanation of material adjustments to the Cash Flow Statement for 2004

Income taxes of US$1.1 million received during the year are classified as a part of operating cash flows under IFRS, but were included in a separate category of tax cash flows under UK GAAP.

Deposits maturing after more than three months of US$100.6 million have been included in investing activities under IFRS and under UK GAAP are included in a separate line for ‘management of liquid resources’.

Arrangement costs have been classified as financing activities under IFRS. Under UK GAAP these items are included separately under ‘returns on investments and servicing of finance.’

Interest paid of US$64.8 million together with the bridge interest paid of US$3.1 million have been classified as financing activities under IFRS. Under UK GAAP these items are included separately under ‘returns on investments and servicing of finance.’

Cash and cash equivalents includes short term deposits maturing within three months of US$107.0 million under IFRS, under UK GAAP the same has been included in the management of liquid resources category.

There are no other material differences between the Cash Flow Statement presented under IFRS and the Cash Flow Statement presented under UK GAAP.

(i)	As of January 1, 2005 under UK GAAP the Group was required to adopt FRS 17 “Retirement benefits”. FRS 17 requires full provision for the fair value of all pension and post retirement liabilities and was applied retrospectively to the 2004 UK GAAP results. See (a) above.

(j)	Reclassification of deferred satellite payments from other payables to borrowings.

(k)	Reclassification of restructuring provision from non current provisions to current provisions.

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles under International Financial Reporting Standards (IFRS) as adopted by the EU, which differ in certain material respects from generally accepted accounting principles in the United States (US GAAP). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by US GAAP.

As a result of the Group’s transition to IFRS on January 1, 2004, the reconciliations of net income and net equity for 2004 published in previous periods have been restated to reflect the restated profit and net equity reported within the Consolidated Profit and Loss Accounts and Consolidated Balance Sheet. In addition, certain adjustments were necessary to restate the UK/US GAAP reconciliations in the prior year and have been reflected within the US GAAP profit and equity accounts below and discussed within the note to the financial statements.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

The following table contains a summary of the material adjustments to profit for the financial year/period between IFRS and US GAAP:

	Note	Year ended December 31, 2004	Year ended December 31, 2005
		(US$ in millions)
Profit for the financial year as reported under IFRS		41.4	34.9
US GAAP adjustments:
Pension plans	a	2.8	(5.0)
Financial instruments	b	(7.5)	4.8
Deferred taxation	c	6.9	(24.7)
Facility fees and amortization	d	(4.6)	2.5
Development costs and amortization	e	(11.3)	(16.9)
Depreciation on tangible fixed assets	f	2.1	(1.0)
Amortization of intangible assets	f	(1.5)	(1.5)
UK National Insurance on stock option	g	—	2.2
Capitalized interest	h	67.5	75.0
Deferred income on sale and leaseback	i	(42.4)	0.8
Network and satellite operation costs	j	—	(8.7)
Cumulative translation adjustment upon disposal of subsidiary	k	—	1.7
Other	l	(1.7)	—

Total adjustments		10.3	29.2

Net income as reported under US GAAP		51.7	64.1

The following table contains a summary of the material adjustments to shareholders’ funds between IFRS and US GAAP:

	Note	As at December 31, 2004	As at December 31, 2005
		(US$ in millions)
Total shareholders’ equity as reported under IFRS		30.8	355.7
US GAAP adjustments:
Pension plans	a	11.7	15.8
Financial instruments	b	14.0	—
Deferred taxation	c	(36.8)	(64.8)
Facility fees and amortization	d	—	2.5
Development costs	e	(44.2)	(61.1)
Tangible fixed assets	f	6.0	4.7
Intangible assets	f	74.7	73.3
Goodwill	f	(155.2)	(155.2)
UK National Insurance on stock option	g	—	2.2
Capitalized interest	h	67.5	142.5
Deferred income on disposal of tangible assets	i	(58.1)	(57.3)
Network and satellite operation costs and amortization	j	—	(8.4)
Other	l	(3.6)	—

Total US GAAP adjustments		(124.0)	(105.8)

Shareholders’ equity under US GAAP		(93.2)	249.9

A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(a)	Pension plans

Under IFRS, all gains and losses related to defined benefit pension arrangements and other post-retirement healthcare benefits which arise in calculating the present value of the defined benefit obligation and the fair value of plan assets, are recognized immediately in the statement of recognized income and expense.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

Under US GAAP, actuarial gains and losses in excess of the corridor are recognized over the average remaining service life of the employees. In addition, there is a transition asset or obligation recognized upon the adoption of FAS 87 “Employers’ Accounting for Pensions”, which is then released to the income statement over the average remaining service lives of the employees.

(b)	Financial instruments and hedge accounting

The IFRS accounting policy for financial instruments and hedge accounting is included in note 2.

Under the transitional provisions of IFRS, comparative information for financial instruments is not restated and the presentation as reported under the previous UK GAAP accounting standards is maintained through December 31, 2004. Under UK GAAP, the Group accounted for its foreign currency swaps and forward contracts as hedges and the related foreign currency gains and losses on the underlying operating expenses are deferred and recognized at the maturity of the contract to match gains and losses on the settlement of the instruments. Under UK GAAP the Group accounted for its interest rate swaps as hedges. Gains and losses associated with the changes in the market rates of interest on quarterly interest payments are recorded in the same period as settlements on the swap.

Upon adoption of IAS 39 as of January 1, 2005, all cash flow and fair value hedges, that previously qualified for hedge accounting under UK GAAP were recognized on the balance sheet at their fair values with the offset recorded through equity.

Under US GAAP all derivative financial instruments are accounted for under SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ and related amendments and standards. Similar to IAS 39, SFAS 133 requires that all derivative financial instruments be recorded at fair value in the balance sheet and that changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the instrument is designated as part of a hedge transaction.

As described in more detail below, prior to January 1, 2005 the Group did designate certain of its financial instruments as part of hedge transactions under SFAS 133. As a result, changes in fair value, associated with those undesignated derivative financial instruments were recognized through earnings. A difference therefore exists between the treatment applied under SFAS 133 and that upon initial adoption of IAS 39. This difference will remain until all of those individual derivative transactions mature.

Due to the transitional provisions under IAS 39, the Company has not recognized certain gains and losses within net income under IFRS that were recognized under US GAAP due to the difference in the dates the instruments were designated and accounted for as hedges.

The Group evaluates contracts for “embedded” derivatives, and considers whether any embedded derivatives have to be bifurcated, or separated, from the host contracts in accordance with SFAS 133 requirements. Embedded derivatives may have terms that are not clearly and closely related to the terms of the host contract in which case they are included. If embedded derivatives exist and are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives, with changes in their fair value recorded in current earnings.

(c)	Deferred taxation

IFRS and US GAAP both provide for deferred taxation on a full provision basis. However, there are certain specific differences between IFRS and USGAAP. Under IFRS 2 “Share-based Payment”, a deferred tax asset is recognized for stock compensation as if the market value of the shares at the end of the period less the exercise price (ie intrinsic value) is the tax basis for the share-based payment transaction. SFAS No. 123 (R) requires the deferred tax asset to be recognized as if the cumulative share-based compensation expense is the tax base for the transaction.

In addition, there are differences in accounting for historical business combinations. The remaining differences are a result of deferred taxation on the material adjustments between IFRS and US GAAP included in the reconciliation above.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

(d)	Facility Fee

Under IFRS, direct costs associated with the origination of loans are taken to the income statement. US GAAP, requires such costs to be recognized as an asset and amortized over the life of the facility based on the effective interest method

(e)	Development costs

Under IFRS, the company capitalizes development costs associated with the development of the User Terminals (UT). Under US GAAP development costs are expensed as incurred.

Due to the non capitalization of UT development costs the associated amortization recorded under IFRS is not recognized for US GAAP purposes.

(f)	Acquisition

Under IFRS the group adopted the exemption available on transition for first time adopters of IFRS and did not apply IFRS 3 “Business Combinations” retrospectively to business combinations that took place before January 1, 2004. As a result in the opening balance sheet for IFRS, the carrying amount of goodwill under the previous GAAP, arising from the acquisition of Inmarsat Ventures Limited was deemed to be the cost of the asset on transition. As a result, such transactions under IFRS differ from US GAAP.

Differences between IFRS and amounts recorded for U.S GAAP as a result of the exemption provided by IFRS 1 are as follows:

(i)	Goodwill

Prior to the adoption of IFRS on January 1, 2004, Inmarsat amortized goodwill. Goodwill was required to be capitalized as an intangible asset and amortized over a suitable period not normally exceeding 20 years. Under US GAAP goodwill is not amortized, but tested annually for impairment.

No goodwill impairments have been recognized under IFRS or US GAAP for the years ended December 31, 2005 and 2004.

(ii)	Other intangible assets

Pursuant to the US GAAP purchase accounting, the value of the acquired net assets must be allocated to identifiable assets. Orbital slots and leasing backlog are valued separately under US GAAP, but are included in goodwill under IFRS.

(iii)	Tangible fixed assets

Pursuant to the relevant US GAAP purchase accounting for the acquisition of Inmarsat Ventures Limited, tangible fixed assets were assigned a lower fair value than they are under IFRS.

(iv)	Deferred taxes

Deferred tax liabilities arising under US GAAP are a result of the difference between the book and tax values that arose from the application of the applicable purchase accounting for the acquisition of Inmarsat Ventures Limited. Deferred tax liabilities arising as a result of the acquisition were US$77.2 million.

(g)	Stock option costs

During 2004, the Company early adopted the provisions of Statement of Financial Standards (“SFAS”) No. 123 (R), Share Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 (R) supersedes Accounting Principles Bulletin Opinion No. 25, Accounting for Stock Issued to Employees. Under SFAS No. 123 (R), stock options issued to employees are valued at fair value on the grant date and recognized in the income statement over the requisite service period of the option. The Company adopted SFAS No. 123 (R) in connection with the initial grant of stock options by the Company during November 2004. There was no material impact of adopting this standard on 2004 as the Company only issued options for the first time in November 2004. Differences between IFRS and US GAAP with regard to the recognition of stock based compensation expense for the years ended December 31, 2004 and December 31, 2005 were not material. See note 24.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

Under IFRS, the liability for National Insurance on stock options is accrued based on the fair value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options.

(h)	Capitalized interest

Under IFRS, the group does not capitalize interest on qualifying assets under construction. Under US GAAP, the Group capitalizes interest on all qualifying assets under construction. The capitalization rate is applied to the total cumulative cash expenditures for qualifying assets according to SFAS 34.

(i)	Deferred income on disposal of tangible assets

Under IFRS, where gains and losses arise from transactions qualifying as sale and operating leaseback, such gains and losses on the sale of properties and rental expenses associated with subsequent leasebacks are recognized in the income statement immediately where the sale price is established at fair value.

Under US GAAP, the total gains arising on qualifying sale and leaseback transactions are deferred in full and amortized to income in proportion to the corresponding gross rental charges over the minimum lease term. The minimum lease term is 20 years. Under US GAAP the rental payments are recognized on a straight-line basis over the lease term.

(j)	Network and satellite operations

Under IFRS amounts received from a third party for the reimbursement of additional operating expenditures incurred as a result of non-delivery of the satellite are credited in network and satellite operations costs in the Income Statement. Under US GAAP, any payments received from a third party are presumed to be a reduction of the cost of the asset being constructed. Under US GAAP operating costs are increased and the carrying value of property, plant and equipment is decreased.

(k)	Cumulative translation reserve

Under IFRS at January 1, 2004, the balance of the cumulative currency translation differences was reset in accordance with the transition provisions set forth within the standards which resulted in an increase to retained earnings. For US GAAP there is no change in the accounting for cumulative currency translation differences and the amount is included in accumulated other comprehensive income. Equity in total under both IFRS and US GAAP was not impacted.

Upon divestment of an entity, cumulative currency translation differences related to that entity are taken to income under both IFRS and US GAAP. Due to the elimination of the opening balance as at January 1, 2004, the amounts of cumulative currency translation differences that are taken to income will differ between IFRS and US GAAP. On September 2, 2005, the Company sold it’s 100% investment in Invsat Limited which resulted in additional income under US GAAP due to the recognition of the cumulative translation adjustment in income.

(l)	Other

Other includes currency translation differences that arose in 2004 and prior periods between the previous GAAP and US GAAP for which the company applied the exemption available under IFRS 1 for first time adopters. Effective January 1, 2005 unsettled monetary assets and liabilities of the Group, which are in a currency other than US dollars are translated to U.S dollars at the year-end spot rate for both IFRS and U.S GAAP.

(m)	Cash flow statement

The Group compiles the cash flow statement in accordance with International Accounting Standards (IAS 7). The SEC’s rules applicable to Annual reports on Form 20-F permit the compilation of cash flow statement under IAS 7.

Recently issued accounting pronouncements

In March 2004, the EITF reached a consensus on EITF Issue No. 03 1, “The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments” (“EITF 03 1”). EITF 03 1 prescribed a three step model for determining whether an investment is other than temporarily impaired and requires disclosure for

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

unrealized losses on investments. In September 2004, the FASB issued FASB Staff Position EITF 03 1 1, “Effective Date of Paragraphs 10 20 of EITF Issue No. 03 1” (“FSP EITF 03 1 1”). FSP EITF 03 1 1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10 20 of EITF 03 1. The disclosure requirements of EITF 03 1 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 03 1 1. During the period of delay, FSP EITF 03 1 1 states that companies should continue to apply current guidance to determine if an impairment is other than temporary. The adoption of EITF 03 1, excluding paragraphs 10 20, did not impact our consolidated financial position, results of operations or cash flows. The Company will assess the impact of paragraphs 10 20 of EITF 03 1 once the guidance has been finalized.

In December 2004, the FASB issued FAS 153 as an amendment to APB Opinion No. 29 “Accounting for Non-monetary Transactions”. The guidance in APB Opinion No. 29 is based on the principle that exchanges on non-monetary assets should be measured based on the fair value of the assets exchanged with certain exceptions to that principle. FAS 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges on non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. This accounting pronouncement is not expected to have a significant impact on the Group’s financial position or the results of its operations.

In May 2005, the FASB issued FAS 154, a replacement of APB Opinion No. 20 and FASB Statement No. 3. FAS 154 provides guidance on the accounting and reporting of accounting changes and error corrections. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently in the process of assessing any potential impact on the Group’s financial position or the results of its operations.

In November 2005, the Financial Accounting Standards Board issued FSP No. SFAS 115-1 and No. SFAS 124-1—The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and No. 124, “ Accounting for Certain Investments Held by Not-for-Profit Organizations”, and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. FSP SFAS 115-1 is effective for the Group for the period beginning January 1, 2006. The Company is currently in the process of assessing any potential impact on the Group’s financial position or the results of its operations.

In February 2006, the Financial Accounting Standards Board issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments”. SFAS 155 amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (DIG) in Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitised financial assets be analysed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 is effective for Inmarsat for the period beginning January 1, 2007. The Company is currently in the process of assessing any potential impact on the Group’s financial position or the results of its operations.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on Inmarsat Group Limited’s present or future consolidated financial statements.

Inmarsat Group Limited

Schedule II—Valuation and Qualifying Accounts

For the years ended December 31, 2004 and 2005

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
		(US$ in millions)
2004
Revenue provision	(1.8)	(5.6)	1.2	(6.2)
Stock provision	(7.5)	(1.9)	—	(9.4)

	(9.3)	(7.5)	1.2	(15.6)
2005
Revenue provision	(6.2)	(6.9)	7.1	(6.0)
Stock provision	(9.4)	—	—	(9.4)

	(15.6)	(6.9)	7.1	(15.4)

INMARSAT INVESTMENTS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Inmarsat Investments Limited

We have audited the accompanying consolidated financial statements of Inmarsat Investments Limited and its subsidiaries, included in these financial statements as the successor, as of December 31, 2003, 2004 and 2005 which comprise the consolidated profit and loss accounts, consolidated balance sheets, reconciliation of movements in group shareholders’ funds, consolidated statement of group total recognized gains and losses, consolidated statement of cash flows and the related notes to the consolidated financial statements for the period from December 17, 2003 to December 31, 2003 and for each of the two years in the period ended December 31, 2005. The financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Investments Limited and its subsidiaries at December 31, 2003, 2004 and 2005, and the results of their operations and their cash flows for the period from December 17, 2003 to December 31, 2003 and for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United Kingdom.

As discussed in the accounting policies the Group adopted FRS 17: “Accounting for retirement benefits”. The change has been accounted for retrospectively.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

PricewaterhouseCoopers LLP

London

April 28, 2006

INMARSAT INVESTMENTS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders Inmarsat Investments Limited as successor to Inmarsat Ventures Limited (formerly Inmarsat Ventures plc)

We have audited the accompanying consolidated financial statements of Inmarsat Ventures Limited (formerly Inmarsat Ventures plc) and its subsidiaries, included in these financial statements as the predecessor, which comprise the consolidated profit and loss accounts, reconciliation of movements in group shareholders’ funds, consolidated statement of group total recognized gains and losses, consolidated statement of cash flows and the related notes to the consolidated financial statements for the period from January 1, 2003 to December 17, 2003. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An, audit, includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of Inmarsat Ventures Limited (formerly Inmarsat Ventures plc) and its subsidiaries and their cash flows for the period from January 1, 2003 to December 17, 2003, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

PricewaterhouseCoopers LLP

London

April 28, 2006

INMARSAT INVESTMENTS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Note	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(as restated)	(as restated)	(as restated)
		Predecessor	Successor
		(US$000)
Revenues	2	494,918	17,108	480,723	491,148
Depreciation and amortization	3	(125,402)	(6,862)	(144,454)	(126,697)
Other net operating costs	3	(170,195)	(4,792)	(178,096)	(170,992)

Total operating costs		(295,597)	(11,654)	(322,550)	(297,689)

Group operating profit		199,321	5,454	158,173	193,459
Gain on disposal of tangible fixed assets	4	—	—	42,598	—
Loss on termination of subsidiary undertakings	4	—	—	—	(1,052)
Interest receivable and similar income	5	1,945	61	4,092	9,663
Interest payable and similar charges	5	(8,888)	(5,841)	(167,932)	(166,986)
Other finance costs	25	—	(451)	(630)	(819)

Profit/(loss) on ordinary activities before taxation	4	192,378	(777)	36,301	34,265
Taxation expense	8	(56,829)	(1,022)	(8,173)	(26,345)

Profit/(loss) after taxation		135,549	(1,799)	28,128	7,920

Dividend paid	9	—	—	—	(24,838)

(Loss)/profit for the period/year	23	135,549	(1,799)	28,128	(16,918)

All activities relate to continuing activities. There is no difference between the results as stated above and the historical cost equivalents.

INMARSAT INVESTMENTS LIMITED

CONSOLIDATED STATEMENT OF GROUP TOTAL RECOGNIZED GAINS AND LOSSES

	Note	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(as restated)	(as restated)	(as restated)
		Predecessor	Successor
		(US$000)
Profit/(loss) after taxation for the period/year (as restated)		135,549	(1,799)	28,128	7,920
Exchange adjustments offset in reserves	23	5,594	1,420	738	(717)
Actuarial losses on pension liability	25	—	(299)	(4,585)	(8,374)
Movement on deferred tax relating to pension liability	8	—	90	1,376	2,512

Total recognized gains/(losses) for the period/year		141,143	(588)	25,657	1,341

Prior year adjustment—FRS 17	1				(6,394)

Total recognized losses since the last financial statements					(5,053)

The accompanying notes are an integral part of these financial statements.

INMARSAT INVESTMENTS LIMITED

CONSOLIDATED BALANCE SHEETS

	Note	As at December 31, 2003	As at December 31, 2004	As at December 31, 2005
		(as restated)	(as restated)
		Successor
		(US$000)
Fixed assets
Intangible assets	11	395,270	456,540	450,314
Tangible assets	12	1,371,174	1,179,136	1,356,405
Investments	13	—	—	10,286

Total fixed assets		1,766,444	1,635,676	1,817,005

Current assets
Stocks	14	2,072	1,240	273
Debtors	15	144,650	160,145	209,208
Short-term deposits		19,189	207,601	33,724
Cash at bank and in hand (restricted cash)	24	162,667	163,416	—
Cash at bank and in hand		102,510	7,455	1,437

Total current assets		431,088	539,857	244,642

Creditors—amounts falling due within one year
Loans and other borrowings	18	(365,624)	(29,071)	(899)
Other creditors	16	(207,704)	(133,942)	(239,976)

Total creditors: amounts falling due within one year		(573,328)	(163,013)	(240,875)

Net current assets/(liabilities)		(142,240)	376,844	3,767

Total assets less current liabilities		1,624,204	2,012,520	1,820,772

Creditors—amounts falling due after more than one year
Loans and other borrowings	18	(1,392,603)	(1,746,467)	(1,208,931)

Other creditors	17	(33,811)	(78,961)	(97,350)

Total creditors: amounts falling due after more than one year		(1,426,414)	(1,825,428)	(1,306,281)

Provisions for liabilities and charges	19	(151,780)	(109,565)	(135,737)

Net assets excluding pension liability		46,010	77,527	378,754

Pension liability	25	(13,896)	(19,677)	(25,081)

Net assets including pension liability		32,114	57,850	353,673

Capital and reserves
Called up share capital	21	330	330	330
Share premium account	23	34,199	34,199	34,199
Other reserves	23	—	79	319,399
(Accumulated losses)/retained earnings	23	(2,415)	23,242	(255)

Total equity shareholders’ funds		32,114	57,850	353,673

The accompanying notes are an integral part of these financial statements.

INMARSAT INVESTMENTS LIMITED

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS’ FUNDS

	Note	Ordinary share capital	Share premium account	Other reserves	Retained earnings	Total
	(US$000)
Balance at January 1, 2003 (Predecessor) as restated		16,250	3,465	580,671	313,527	913,913
Profit from January 1 to December 17, 2003 (as restated)		—	—	—	135,549	135,549
Exchange adjustments offset in reserves	23	—	—	—	5,594	5,594

Balance at December 17, 2003 (Predecessor) as restated		16,250	3,465	580,671	454,670	1,055,056

Issue of share capital	21	330	34,199	—	—	34,529
Adoption of FRS 17		—	—	—	(1,827)	(1,827)
Loss for the period December 17 to December 31, 2003 as restated		—	—	—	(1,799)	(1,799)
Exchange adjustments offset in reserves	23	—	—	—	1,420	1,420
Actuarial losses on pension liability	25	—	—	—	(299)	(299)
Movement on deferred tax relating to pension liability	8	—	—	—	90	90

Balance at December 31, 2003 (Successor) as restated		330	34,199	—	(2,415)	32,114

Profit for the financial year (as restated)		—	—	—	28,128	28,128
Issue of share options	22	—	—	79	—	79
Exchange adjustments offset in reserves	23	—	—	—	738	738
Actuarial losses on pension liability	25	—	—	—	(4,585)	(4,585)
Movement on deferred tax relating to pension liability	8	—	—	—	1,376	1,376

Balance at December 31, 2004 (Successor) as restated		330	34,199	79	23,242	57,850

Loss for the financial year		—	—	—	(16,918)	(16,918)
Issue of share options	22	—	—	3,704	—	3,704
Exchange adjustments offset in reserves	23	—	—	—	(717)	(717)
Actuarial losses on pension liability	25	—	—	—	(8,374)	(8,374)
Movement on deferred tax relating to pension liability	8	—	—	—	2,512	2,512
Capital contribution	23	—	—	311,936	—	311,936
Revaluation of investment property	23	—	—	3,680	—	3,680

Balance at December 31, 2005 (Successor)		330	34,199	319,399	(255)	353,673

The accompanying notes are an integral part of these financial statements.

INMARSAT INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		Predecessor	Successor
		(US$000)
Net cash inflow/(outflow) from operating activities	24	352,752	(20,608)	276,259	267,728

Returns on investments and servicing of finance
Interest received		1,749	43	2,428	10,311
Interest paid		(1,989)	(92)	(67,911)	(29,114)
Dividends paid		—	—	—	(24,838)
Redemption premium paid on repayment of Subordinated Senior Notes Proceeds Loan	5	—	—	—	(12,743)
Arrangement costs of banking and Senior Credit Facilities		—	(36,891)	(21,466)	(5,551)
Interest element of finance lease rental payments		(218)	—	(220)	(59)

Net cash (outflow) for returns on investments and servicing of finance		(458)	(36,940)	(87,169)	(61,994)

Taxation
UK corporation tax (paid)/received		13,705	—	1,079	(812)

Net cash (outflow)/inflow from taxation		13,705	—	1,079	(812)

Capital expenditure and financial investments
Purchase of tangible and intangible assets		(201,830)	(22,371)	(140,155)	(204,300)
Sale of tangible fixed assets		—	—	125,100	—
Investment in Senior Notes	13	—	—	—	(10,000)

Net cash (outflow) for capital expenditure and financial investment		(201,830)	(22,371)	(15,055)	(214,300)

Acquisitions and disposals
Disposals of subsidiary undertakings and businesses		—	—	—	9,379
Liquidation of subsidiaries		600	—	—	—
Investments		(9,500)	—	—
Payment for acquisitions	10	—	(1,510,187)	—	—
Transaction costs		—	—	(34,303)	—
Cash balances of subsidiaries (sold)/acquired		—	2,586	—	(9)

Net cash inflow/(outflow) for acquisitions and disposals		(8,900)	(1,507,601)	(34,303)	9,370

Net cash (outflow)/inflow before management of liquid resources and financing		155,269	(1,587,520)	140,811	(8)

Management of liquid resources
Decrease/(increase) in short-term deposits		(60,530)	44,077	(188,412)	173,877

Net cash inflow/(outflow) after management of liquid resources		94,739	(1,543,443)	(47,601)	173,869

Financing
Repayment of bank borrowings		(87,100)	(12,900)	—	—
Capital element of finance lease rental payments		(63)	—	(60)	(98)
Issue of ordinary share capital	21	—	34,529	—	—
Issue/(repayment) of subordinated parent company loan		—	618,783	(100,000)	—
Capital contribution		—	—	—	311,936
(Repayment)/issue of previous Senior Credit Facilities		—	800,000	(62,500)	(737,500)
Issue of new Senior Credit Facility		—	—	—	250,000
(Repayment)/issue of subordinated Senior Notes proceeds loan		—	—	480,062	(167,125)
Bridge facility loan/(repayment)		—	365,000	(365,000)	—

Net cash (outflow)/inflow from financing		(87,163)	1,805,412	(47,498)	(342,787)

(Decrease)/increase in cash in the period/year	24	7,576	261,969	(95,099)	(168,918)

The accompanying notes are an integral part of these financial statements.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Background, basis of accounting and principal accounting policies

Background

Inmarsat Investments Limited (the “Company”) was incorporated on September 3, 2003 as Grapeclose Limited and changed its name to Inmarsat Investments Limited on January 6, 2004.

The Company issued share capital for an aggregate amount of US$34.5 million to Inmarsat Group Limited. Other than the issue of share capital, the Company did not trade prior to December 17, 2003 (see note 10).

On December 17, 2003 an offer by Inmarsat Investments Limited to acquire all the shares of Inmarsat Ventures Limited became unconditional. This transaction has been accounted for as an acquisition in accordance with FRS 6: Acquisitions and Mergers. A final allocation of purchase consideration was completed by December 31, 2004 (see note 10).

These financial statements include the consolidated financial statements of Inmarsat Ventures Limited for the period ended December 17, 2003 (“the predecessor”) and the consolidated financial statements of Inmarsat Investments Limited for the period from December 17, 2003 to December 31, 2003 and years ended December 31, 2004 and 2005 (“the successor”).

The capital structure of the Predecessor and its interest charges, goodwill amortization, and tax charges up to 17 December 2003 are significantly different from those that have existed since the acquisition.

The principal activity of the Company and its subsidiaries (the “Group”) is the provision of global mobile satellite communication services

Subsequent to the acquisition on December 17, 2003, substantially all funding is financed by shareholder and third party debt facilities as detailed in note 18.

Basis of accounting

The consolidated financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards.

The preparation of the consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. The more significant estimates include provisions, pension costs and asset lives. Actual results could differ from those estimates.

Inmarsat Ventures Limited was acquired on December 17, 2003 for an aggregate price of US$1,544.2 million. The purchase was accounted for as an acquisition. The purchase price was allocated to the assets and liabilities on a preliminary basis for the year ended December 31, 2003. The preliminary allocation of the purchase consideration to net assets comprised approximately US$308.3 million of goodwill, US$33.0 million of identifiable intangible assets and an increase of US$158.2 million in the book value of tangible fixed assets, which, in accordance with UK GAAP, will be amortized or depreciated over varying periods.

During 2004 the allocation of the purchase consideration was finalized. As a result of this review goodwill increased by US$95.1 million. The majority of the increase reflects an assessment of Regional BGAN assets to reflect fair value on acquisition. The complexity of satellite infrastructure and the timing of the acquisition, meant the data required to finalize the allocation of the purchase price in relation to Regional BGAN was not available until 2004. The adjustment will reduce depreciation and increase amortization in future periods. This assessment has no impact on the commercial Regional BGAN service, which will continue until 2008 without interruption.

Changes in accounting policy and prior year adjustments

The Group has adopted the following new accounting standards that are effective for accounting periods beginning January 1, 2005: FRS 17: Accounting for retirement benefits, FRS 21: Events after the balance sheet date, and FRS 25: Financial instruments: Disclosure and presentation, in these financial statements. The adoption of these standards represents a change in accounting policy and the comparative figures have been restated accordingly.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Background, basis of accounting and principal accounting policies (Continued)

The Group has adopted FRS 17 in 2005 and applied the new policy retrospectively through retained earnings, other finance costs and operating costs. The effect of the change in accounting policy is to increase profit for the year by US$0.7 million (2003: US$nil, 2004: decrease US$1.1 million); and to decrease the total recognized gains and losses by US$5.9 million (2003: US$0.2 million, 2004: US$3.2 million). The impact on retained earnings brought forward at December 18, 2003 is a decrease of US$1.8 million.

The Group adopted FRS 21 in 2005. The impact of the adoption of FRS 21 is that the final proposed dividend for the year ended December 31, 2005 of US$52.8 million which was declared by the Board in March 2006 is not included in the 2005 financial statements as a liability given the dividend was not approved as at December 31, 2005. The liability will be recorded in 2006.

The change in accounting policy to adopt the presentation requirements of FRS 25 had no impact on the financial statements for the years ended December 31, 2003, 2004 and 2005.

Reclassification

Certain prior year amounts have been reclassified to be consistent with the current year presentation.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its domestic and overseas subsidiary undertakings. All inter-company transactions and balances with subsidiaries have been eliminated. The results of subsidiary undertakings established or acquired during the period are included in the consolidated profit and loss account from the date of establishment or acquisition. The results of subsidiary undertakings disposed of during the period are included until date of disposal.

Foreign currency translation

The functional and reporting currency of the Group is the US dollar as the majority of operational transactions are denominated in US dollars. Transactions not denominated in US dollars during the accounting period have been translated into US dollars at an average hedged rate of exchange. Fixed assets denominated in currencies other than the US dollar have been translated at the spot rates of exchange ruling at the dates of acquisition. Monetary assets and liabilities denominated in currencies other than the dollar for which the Group has purchased forward exchange contracts have been translated at the average hedged rates of exchange contained in those contracts. Differences on exchange are dealt with in the profit and loss account.

Shares issued by the Company and denominated in a currency other than US dollars are translated at the date of the issue.

The Group’s interest in the underlying net assets of non US dollar subsidiary undertakings is translated into US dollars at year-end rates. The results of subsidiary undertakings are translated into US dollars at average rates of exchange. The adjustment to year-end rates is taken to reserves. Exchange differences that arise on the re-translation of subsidiary undertakings’ balance sheets at the beginning of the year and equity additions and withdrawals during the financial year are dealt with as a movement in reserves.

Financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign currency and interest rate risk. To the extent that such instruments are matched against an underlying asset or liability they are accounted for using hedge accounting and, therefore, gains and losses are deferred and only recognized upon the maturity of the contract. Where instruments are not matched against an underlying asset or liability losses are accrued in the profit and loss account.

Revenue recognition

Mobile satellite communications services revenue results from utilization charges that are recognized as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services revenues represents the unearned balances remaining from amounts received from customers pursuant to prepaid lease contracts. These amounts are recorded as revenue on a straight-line basis over the respective lease terms, which are typically for periods of one month to twelve months.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Background, basis of accounting and principal accounting policies (Continued)

The Group’s revenues are stated net of volume discounts which increase over the course of the financial year as specific volume thresholds are met by distribution partners resulting in lower prices.

Revenues in respect of long-term service contracts of the Group’s subsidiary Invsat Limited are calculated in a manner appropriate to the stage of completion of the contracts.

Revenue also includes income from services contracts, rental income, conference facilities and income from the sale of R-BGAN (R-BGAN) terminals. The costs of acquiring these terminals are included in ‘other operating costs’ when the sale is recognized

Pensions and post-retirement benefits

The Group operates a hybrid pension scheme and a number of defined contribution pension schemes in its principal locations. The hybrid scheme provides benefits on both a defined benefit and defined contribution basis. The Group recognizes liabilities relating to the defined benefit pension plans and post-retirement healthcare benefits in respect of employees in the UK and overseas.

The Group has adopted FRS 17 in the current year. For defined benefit schemes the amount charged to operating profit is the cost of accruing pension benefits promised to the employees over the year. Other finance costs/income in the profit and loss account includes a credit equivalent to the Group’s expected return on the pension scheme’s assets over the year, offset by a charge equal to the expected increase in the scheme’s liabilities over the year. The difference between the market value of the scheme’s assets and the present value of the scheme’s liabilities is disclosed as an asset or liability on the balance sheet, net of deferred tax (to the extent that it is recoverable). Pension fund actuarial gains and losses, including investment returns varying from the assumed returns, are recorded in full in the statement of recognized gains and losses annually.

Pension costs for the defined contribution schemes are charged to the profit and loss account as incurred when the related employee service is rendered.

Stock compensation costs

For the years/periods up to December 17, 2003 the Group recognized charges relating to share options granted to employees provided the grant was not contingent on a future event. Where the grant was contingent, a charge was recognized when the contingency was realized. Share option costs represented the difference between the exercise price of these share options and the fair market value of the underlying ordinary shares on the date of grant. The difference was amortized over the performance period or the vesting period where there was no performance criteria of the applicable options, which ranged between 18 months to four years from the grant date, depending on the share option plan under which they were granted. All the existing share option plans in the predecessor Group were cancelled at the time of the acquisition.

During 2004 the Group adopted FRS 20 “Share-based Payment” for the Inmarsat 2004 Staff Value Participation Plan (“2004 Plan”). The standard requires that where shares or rights to shares are granted to third parties, including employees, a charge is recognized in the profit and loss account based on the fair value of the right to acquire at the date of the grant of the right. The Group recognizes charges relating to share options granted to employees provided the grant is not contingent on a future event. Where the grant is contingent, a charge is recognized when the contingency is realized. Share option costs represent the difference between the exercise price of these share options and the fair market value of the underlying ordinary shares on the date of grant. The difference is amortized over the performance period or the vesting period where there is no performance criteria of the applicable options. See note 22.

The Group recognizes a charge for National Insurance contributions on outstanding share options where the options are expected to be exercised. The liability is calculated on the difference between the market value of the underlying shares at the end of the financial year and the option exercise price as it was recognized over the period from the date of grant to the end of the performance period.

Deferred Taxation

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Background, basis of accounting and principal accounting policies (Continued)

to pay less tax in future have occurred at the balance sheet date. Timing differences are differences between the Group’s taxable profit and loss and the results as stated in the financial information. No deferred tax is recognized on permanent differences.

Deferred tax is measured at the average tax rates that are expected to apply in the period in which the timing differences are expected to reverse, based on tax rates and law that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. See note 8.

Research and development

Research expenditure is expensed when incurred. Development expenditure is expensed when incurred unless it meets criteria for capitalization. Development costs are only capitalized once a business case has been demonstrated as to the technical feasibility and commercial viability. Capitalized development costs are amortized on a straight-line basis over their expected useful economic life.

Software development costs

Software development costs directly relating to the development of new services are capitalized with the tangible fixed assets to which they relate. Costs are capitalized once a business case has been demonstrated as to technical feasibility and commercial viability. Such costs are depreciated over the estimated sales life of the services, which is generally three years.

Acquisitions and goodwill

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired.

Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill. Goodwill is amortized using the straight-line method over its estimated useful life, not exceeding 20 years. This is the period over which the Directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets.

Fees and similar incremental costs incurred directly in making an acquisition are included in the cost of the acquisition and capitalized. Internal costs, and other expenses that cannot be directly attributed to the acquisition, are charged to the profit and loss account.

Space segment assets

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction

Assets in course of construction relate to the next generation Inmarsat-4 satellites and BGAN services. These assets will be transferred to space segment assets and depreciated over the life of the satellites once they become operational and placed into service. No depreciation has been charged on these assets to date.

Other fixed assets

Other fixed assets are stated at historical cost less accumulated depreciation.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Background, basis of accounting and principal accounting policies (Continued)

Other intangible assets

Other intangible assets comprise of patents, trademarks and terminal development costs, which are amortized on a straight line basis over their estimated useful lives. The carrying value of other intangible assets is reviewed for impairment each financial year if events or changes in circumstances indicate the carrying value may not be recoverable. See note 11.

Gains and losses on disposal of tangible and intangible fixed assets

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the profit and loss account.

Gains and losses on termination of subsidiary undertakings

Gains and losses on termination of subsidiary undertakings are determined by comparing net proceeds with the carrying amount. These are included in the Income Statement.

Depreciation of fixed assets

Depreciation is calculated to write off the historical cost less residual values, if any, of fixed assets, except land, on a straight-line basis over the expected useful lives of the assets concerned. The Group selects its depreciation rates carefully and reviews them annually to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to significant tangible fixed assets are:

Space segment	5–15 years
Fixtures and fittings, and other building-related equipment	10 years
Buildings	50 years
Other fixed assets	3–5 years

Effective October 1, 2005, the Group prospectively changed the useful economic lives of the Inmarsat-4 satellites from 13 years to 15 years to better reflect the design life of the spacecraft, the better-than-expected performance of the launch vehicles and the adoption of an optimal mission strategy which are expected to extend the orbital lives of these satellites. The satellite and space segment assets depreciable lives primarily range from 10 to 15 years, with the exception of R-BGAN assets for which they are 5 years. The first of the Inmarsat-4 satellites has now been placed into service and the Group is currently depreciating this asset over 15 years.

The financial impact of the change in the useful economic lives of the Inmarsat-4 satellite currently being depreciated is a decrease in depreciation expense in 2005 of approximately US$0.8 million.

Asset impairment

Tangible fixed assets, intangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11: Impairment of Fixed Assets and Goodwill, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount for which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognized in the profit and loss account in the period in which it occurs. If an external event gives rise to a reversal of an impairment loss, the reversal is recognized in the profit and loss account and by increasing the carrying amount of the fixed asset or goodwill in the period in which it occurs. The carrying amount of the fixed asset or goodwill will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income generating units are identified as groups of assets, liabilities and associated goodwill that generate income that is largely independent of other cash flow streams.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Background, basis of accounting and principal accounting policies (Continued)

The assets and liabilities include those directly involved in generating the cashflows and an appropriate proportion of corporate assets. For the purposes of impairment review, all space segment assets are treated as one income generating unit.

Goodwill was tested for impairment on December 31, 2005, no evidence of impairment was found.

Leasing commitments

Assets acquired under finance leases, which transfer substantially all the rights and obligations of ownership, have been recorded in the balance sheet as fixed assets at their equivalent capital value and are depreciated over the useful life of the asset. The corresponding liability is analyzed between its short-term and long-term components. The interest element of the finance lease is charged to the profit and loss account over the lease period at a constant rate. Rentals payable under operating leases are typically charged in the profit and loss account in equal annual amounts over the term of the lease.

Interest and finance costs

Interest is recognized in the Profit and Loss Account using the effective yield method on a time proportion basis.

Transaction and arrangement costs of borrowings are capitalized as part of the carrying amount of the borrowings and amortized over the life of the debt in accordance with FRS4: Capital Instruments. Facility fees are expensed as incurred.

Stocks

Stocks are stated at the lower of cost and net realizable value. Cost is determined by the average cost method.

Liquid resources

The Group defines liquid resources as short-term deposits and current asset investments capable of being converted into cash without curtailing or disrupting the business.

Restricted cash

Restricted cash included in cash at bank and in hand is primarily held in a charged account for capital expenditure.

Provisions

Provisions, other than in respect of pension and post-retirement healthcare benefits and stock compensation for which accounting policies are described above, are recognized when the Group has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of that obligation can be estimated reliably. Provisions are not recognized unless the transfer of economic benefits is probable.

Borrowings

Borrowings are initially recognized as proceeds received, net of transaction and arrangement costs incurred. Transaction and arrangement costs of borrowings and the difference between the proceeds and the redemption value are recognized in the Income Statement over the life of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the Balance Sheet date.

Borrowing costs for the construction of assets are not capitalized.

2.	Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services.

‘Other’ primarily comprises the results of our subsidiaries, Invsat and Rydex, which have now been disposed of.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Segmental information (Continued)

Within the mobile satellite communications services segment, the Group conducts its activities primarily in four business sectors, being maritime, land, leasing and aeronautical.

An analysis of revenues is set out below, including revenues by business sector.

	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(as restated)	(as restated)
	Predecessor	Successor
	(US$000)
Maritime	236,639	9,017	251,388	267,143
Land	158,891	4,728	133,736	121,845
Leasing (including Navigation)	59,104	2,123	56,868	60,875
Aeronautical	12,560	531	16,922	22,658

Total mobile satellite communication services	467,194	16,399	458,914	472,521
Other subsidiary revenue	20,353	527	14,934	11,923
Other income	7,371	182	6,875	6,704

Total revenues	494,918	17,108	480,723	491,148

Other subsidiary revenues include:

	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	Predecessor	Successor
	(US$000)
Invsat	19,205	488	13,227	10,467
Rydex	1,148	39	1,707	1,456

Total other subsidiary revenues	20,353	527	14,934	11,923

For the periods presented below, the following customers (distribution partners), contributed more than 10% of consolidated revenues.

	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	Predecessor	Successor
	(US$000)
Customer A	128,321	4,184	120,095	120,221
Customer B	107,801	3,745	111,528	111,399
Customer C	88,510	3,079	89,015	98,452
Customer D	69,875	2,329	65,721	68,474

Revenues are allocated to countries based on the location of the distribution partner who receives the invoice for the traffic. These customers sell services to end users who may be located elsewhere. There is no difference on this basis between the origin and destination of revenue.

	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	Predecessor	Successor
	(US$000)
Europe	230,145	7,779	233,688	237,894
North America	161,747	5,231	150,952	154,148
Asia and Pacific	82,241	2,883	76,341	85,591
Rest of world	20,785	1,215	19,742	13,515

	494,918	17,108	480,723	491,148

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Segmental information (Continued)

The comparative period amounts have been restated following the consolidation of several telecommunication companies during the periods.

The Group mainly operates in the geographic areas as included in the table below. The home country of the Group is the United Kingdom with its head office and central operations located in London.

Assets and capital expenditure are allocated based on the physical location of the assets. As the Inmarsat-4 satellites are launched into to orbit they will be recategorised as unallocated.

	2003 Segment assets	Capital expenditure	2004 Segment assets	Capital expenditure	2005 Segment assets	Capital expenditure
	(US$000)
Europe	1,748,354	206,614	1,914,333	140,327	1,228,847	305,048
North America	—	—	—	—	—	—
Asia and Pacific	—	—	—	—	—	—
Rest of the world	—	—	—	—	—	—
Unallocated(a)	449,178	—	261,200	—	832,800	—

	2,197,532	206,614	2,175,533	140,327	2,061,647	305,048

(a)	Unallocated items relate to satellites, which are in orbit.

Because of the integrated nature of the satellite infrastructure, it is not feasible to show profit for the years by geographic location.

3.	Net operating costs

	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(as restated)	(as restated)
	Predecessor	Successor
	(US$000)
Own work capitalized	18,997	1,245	25,858	25,202
Network and satellite operations	(38,853)	(2,020)	(50,004)	(38,778)
Other external charges	(83,411)	(2,042)	(67,358)	(61,741)

Total external charges	(122,264)	(4,062)	(117,362)	(100,519)
Staff costs (see below)	(66,928)	(1,975)	(86,592)	(95,675)

Total other net operating costs	(170,195)	(4,792)	(178,096)	(170,992)
Depreciation and amortization	(125,402)	(6,862)	(144,454)	(126,697)

Total operating costs	(295,597)	(11,654)	(322,550)	(297,689)

Wages and salaries	(56,231)	(1,550)	(73,835)	(71,159)
Social security costs	(6,634)	(264)	(6,661)	(7,622)
Pension costs (note 25)	(4,063)	(161)	(6,017)	(6,399)
Share options granted to executive Directors and employees (note 22)	—	—	(79)	(6,495)
Equity-settled share-based payments—SIP incentive scheme	—	—	—	(4,000)

Total staff costs	(66,928)	(1,975)	(86,592)	(95,675)

Own work capitalized comprises primarily staff costs, which are only capitalized when they are directly attributable to the construction of an asset.

Wages and salaries for the years ended December 31, 2003, 2004 and 2005 include post-retirement healthcare costs of US$0.4 million, US$0.5 million and US$0.5 million respectively. See note 25.

Staff costs for the years ended December 31, 2003, 2004 and 2005 include redundancy costs of US$nil, US$9.3 million and US$nil respectively. See note 19.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Profit /(loss) on ordinary activities before taxation

Profit/(loss) on ordinary activities before taxation is stated after charging:

	Note	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
			(as restated)	(as restated)
		Predecessor	Successor
		(US$000)
Depreciation of tangible assets:
—Leased		48	2	67	—
—Owned		117,686	5,831	119,910	101,989
Amortization of intangible assets		7,668	425	4,084	4,537
Amortization of goodwill on subsidiaries and acquisitions		—	604	20,393	20,171
Operating lease rentals
—Land and buildings		551	22	3,112	8,639
—Services equipment, fixtures and fittings		2,402	117	1,941	1,626
—Space segment		30,258	1,781	40,398	23,980
Auditors’ remuneration and expenses—audit services		385	16	581	667
Auditors’ remuneration and expenses—non-audit services		78	—	178	3
Staff costs	3	66,928	1,975	86,592	95,675
Advertising costs		15,978	664	9,293	10,630
Research and development costs		543	35	541	221

The Group incurred fees of US$3.0 million in 2003 in connection with the acquisition and US$1.3 million in 2004 in connection with the notes offering with the auditors. These costs have been included in the transaction costs.

In addition to the audit fees disclosed above, the Group’s Pension Plan incurred audit fees from the Group’s auditors of US$18,870, US$18,230 and US$14,656 for the years ended December 31, 2003, 2004 and 2005 respectively.

On November 30, 2004, the Group entered into a sale and 25-year leaseback contract for the head office building at 99 City Road, London. The gross proceeds from the sale of the building were US$125.1 million, which resulted in a gain on disposal of this asset of US$42.6 million in the 2004 financial year. The annual rental of the building in future periods will be approximately US$8.0 million (£4.5 million). In the 2004 and 2005 financial years, rental costs were US$0.8 million and US$8.0 million, respectively.

On September 2, 2005, the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. Invsat Limited provided integrated communications networks and systems using VSATs (transportable terminals that access broadband services provided over satellite systems operating in the C-band and Ku-band radio frequencies), principally to end-users in the oil and gas sector. The Group received US$7.8 million in gross cash proceeds and reported a loss on disposal of US$3.0 million.

On October 17, 2005, the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. Rydex Corporation Limited developed email and data communications software tailored for use in the maritime sector. The Group received US$2.6 million in gross cash proceeds and reported a gain on disposal of tangible assets of US$1.9 million.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Interest

	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(as restated)	(as restated)	(as restated)
	Predecessor	Successor
	(US$000)
Interest and facility fees payable on bank loans, overdrafts and other	(6,001)	(5,061)	(9,507)	(602)
Interest on subordinated parent company loan and subordinated Senior Notes proceeds loan	—	(674)	(108,550)	(87,817)
Interest on Senior Credit Facilities	—	—	(39,679)	(28,138)
Interest payable under finance lease contracts	(218)	—	(220)	(249)
Interest rate swap	—	—	—	(1,074)
Amortization of debt issue costs	—	—	(7,347)	(7,214)
Accretion of discount on deferred satellite liabilities	(2,669)	(106)	(2,629)	(3,118)
Previous Senior Credit Facility deferred debt issue costs written off	—	—	—	(19,900)
Redemption premium paid on repayment of Subordinated Senior Notes Proceeds Loan	—	—	—	(12,743)
Deferred debt issue costs written off on repayment of 35% Senior Notes due 2012	—	—	—	(6,131)

Total interest payable and similar charges	(8,888)	(5,841)	(167,932)	(166,986)

Bank interest receivable and other interest	516	61	4,092	6,243
Realized gain on cross currency interest rate swaps	1,429	—	—	—
Realized gain on amendment of interest rate swap	—	—	—	3,420

Total interest receivable and similar income	1,945	61	4,092	9,663

Net interest payable	(6,943)	(5,780)	(163,840)	(157,323)

6.	Employee numbers

The average monthly number of people (including the executive Directors) employed during the period by category of employment:

	Year ended December 31,
	2003	2004	2005
Network and satellite operations	145	138	125
Marketing and business development	117	114	112
Product development and engineering	116	117	103
Business infrastructure, administration, finance and legal	159	145	139

	537	514	479

7.	Directors’ remuneration

All the Directors of the Company are Directors of Inmarsat plc, the ultimate parent undertaking, and disclosure of all Directors’ emoluments are included in the Financial Statements of Inmarsat Group Limited. No Directors of Inmarsat Investments Limited received remuneration for their qualifying services to the Company.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Taxation

The tax charge is based on the taxable profits for the period/year and comprises:

	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(as restated)	(as restated)
	Predecessor	Successor
	(US$000)
Corporation tax at 30%—current year/period	14,938	(128)	6,551	(643)
Deferred tax—current period/year	49,250	1,452	2,044	26,936

	64,188	1,324	8,595	26,293
Adjustments in respect of previous periods
Current Corporation tax	(1,045)	(42)	198	(44)
Deferred tax	(6,314)	(260)	(620)	96

	56,829	1,022	8,173	26,345

The Group has yet to agree the open market value of certain assets on the transition of the predecessor from an intergovernmental organization to a limited liability company in 1999 and discussions are ongoing with the UK Inland Revenue. Agreement may result in tax credits in future years.

The Group’s effective tax rate reconciliation is as follows:

	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(as restated)	(as restated)
	Predecessor	Successor
	(US$000)
UK statutory tax rate	30%	30%	30%	30%
Profit/(loss) on ordinary activities before taxation (as restated)	192,378	(777)	36,301	34,265

Corporation tax charge at UK statutory rate	57,713	(233)	10,890	10,280
(Capital allowances in excess of depreciation)/ Depreciation in excess of capital allowances (as restated)	(43,428)	(1,189)	5,182	(21,581)
Tax loss on sale of shares	—	—	(4,178)	—
Non-taxable accounting gain on sale of building	—	—	(8,064)	—
Effect of overseas tax rates	—	—	—	34
Gain on sale of assets	—	—	—	(240)
Other timing differences	(6,114)	239	—	7,861
Other non-deductible expenses (as restated)	6,767	542	1,618	3,200
(Pension contribution relief in excess of pension cost charge)/pension cost charge in excess of pension contribution relief	—	513	1,103	(197)

Current tax (credit)/charge for the period/year	14,938	(128)	6,551	(643)

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Taxation (Continued)

Deferred taxation

The provision for deferred tax comprises of:

	Year ended December 31,
	2003	2004	2005
	(as restated)	(as restated)
	(US$000)
Accelerated capital allowances	149,252	108,135	133,155
Deferred tax on share options	—	24	1,839
Other short-term timing differences	1,778	—	—

Liability recognized excluding that relating to pension liability (note 19)	151,030	108,159	134,994
Pension liability (note 23)	(5,955)	(8,434)	(10,748)

Total provision for deferred tax	145,075	99,725	124,246

As at January 1, 2005 as previously reported			105,250
Prior year adjustment			(5,525)

As at January 1, 2005 as restated			99,725

Deferred tax charged in the profit and loss account			27,033
Deferred tax charged to the statement of total recognized gains and losses			(2,512)

As at December 31, 2005			124,246

9.	Dividends

On September 29, 2005 the Board declared and paid an interim dividend of US$24.8 million to Inmarsat Group Limited (parent company).

In accordance with FRS 21, a final proposed dividend in respect of the year ended December 31, 2005 of US$52.8 million, payable to Inmarsat Group Limited, has not been reflected in the 2005 Financial Year as it is yet to be approved.

No dividend was declared for the years ended December 31, 2003 and 2004.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Acquisitions

Acquisition of Inmarsat Ventures Limited

Inmarsat Ventures Limited was acquired on December 17, 2003 for an aggregate price of US$1,544.2 million. The purchase price was allocated to assets and liabilities on a preliminary basis for the year ended December 31, 2003. The preliminary allocation of the purchase consideration to net assets comprised approximately US$308.3 million (includes US$8.8 million of prior period adjustment) of goodwill, US$33.0 million of identifiable intangible assets and an increase of US$158.2 million in the book value of tangible fixed assets, which, in accordance with UK GAAP, is being amortized and depreciated over varying periods.

	Book value	Provisional fair value adjustments		Provisional fair value	Final fair value adjustments		Final fair value
	(US$000)
Fixed assets
Intangible assets	54,978	33,000	(a)	87,978	(21,857	)(b)	66,121
Tangible assets	1,193,634	158,150	(c)	1,351,784	(118,058	)(d)	1,233,726
Total fixed assets	1,248,612	191,150		1,439,762	(139,915)		1,299,847
Current assets
Stock	2,072	—		2,072	(1,461	)(e)	611
Debtors	126,303	—		126,303	(1,193	)(f)	125,110
Short term deposits	63,266	—		63,266	—		63,266
Cash at bank and in hand	2,586	—		2,586	—		2,586
Total current assets	194,227	—		194,227	(2,654)		191,573
Creditors: amounts falling due within one year
Other creditors	(173,010)	(13,628	)(g)	(186,638)	—		(186,638)
Total creditors: amounts falling due within one year	(173,010)	(13,628)		(186,638)	—		(186,638)
Net current assets	21,217	(13,628)		7,589	(2,654)		4,935
Total assets less current liabilities	1,269,829	177,522		1,447,351	(142,569)		1,304,782
Creditors: amounts falling due after more than one year
Loans and other borrowings	(12,900)	—		(12,900)	—		(12,900)
Other creditors	(33,811)	—		(33,811)	—		(33,811)
Total creditors: amounts falling due after more than one year	(46,711)	—		(46,711)	—		(46,711)
Provisions for liabilities and charges	(158,764)	(5,977	)(h)	(164,741)	45,955	(i)	(118,786)
Identifiable net assets	1,064,354	171,545		1,235,899	(96,614)		1,139,285
Goodwill				308,322 (k)	95,105	(k)	403,427

Total cost				1,544,221	(1,509	)(j)	1,542,712

Consideration:
Cash				1,505,187	—		1,505,187
Fees and expenses				39,034	(1,509	)(j)	37,525

Total consideration				1,544,221	(1,509)		1,542,712

The above figures reflect a final allocation of the purchase consideration to the net assets and liabilities of Inmarsat Ventures Limited. The preliminary allocation has been reviewed based on information up to December 31, 2004.

(a)	The increase in intangible assets consist of US$14.0 million of patents and US$19.0 million of trademarks and will be amortized over their useful lives which are seven and twenty years respectively.

(b)	The decrease of US$21.9 million represents a write-down to Regional BGAN terminal development costs. See (d) below for further explanation of the write down.

(c)	The value of the tangible fixed assets has been increased to their depreciated replacements costs.

(d)

As part of the finalization of the fair values the Group reviewed the analysis of the Regional BGAN assets which would be reused in the provision of BGAN services and also the latest forecasts of cashflows from the Regional BGAN services. It was determined that some of these assets would no longer be used for the new services and therefore to the extent that these are not supported by the future cashflows

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Acquisitions (Continued)

from Regional BGAN services. This should be reflected in the fair value of those assets at acquisition. Accordingly, adjustments and tangible assets of US$116.6 million and intangible assets of US$21.9 million have been made to reflect their fair value to the business. A further net adjustment of US$1.5 million was made to other tangible assets.

(e)	The adjustment to stock reflects the accounting for unrealizable amounts relating to the purchase of Regional BGAN terminals.

(f)	The adjustment to debtors represents the information available in 2004 that certain debtors that existed in 2003 were not recoverable.

(g)	The adjustment to other creditors comprises:

(i)	the write-off of the existing revolving credit agreement fees as the working capital and capital expenditure facilities under the Senior Credit Facility have replaced the previous medium-term revolving credit agreement (US$42.1 million);

(ii)	the excess of the fair value of the deferred satellite payments over their market value (US$2.7 million); and

(iii)	additional transaction fees incurred as a direct result of the completion of the transaction (US$8.8 million).

(h)	The adjustment to provisions for liabilities and charges comprises:

(i)	pension deficit on acquisition (US$9.7 million); and

(ii)	deferred tax asset arising on other fair value adjustments (US$3.9 million); and

(i)	Represents deferred tax credit arising as a result of the fair value adjustments discussed above of US$46.2 million.

(j)	Reduction in transaction fees originally reported as a direct result of the completion of the transaction and finalization of associated costs.

(k)	Goodwill comprises the difference between the purchase consideration and the fair value of the net assets acquired.

11.	Intangible fixed assets

	Trademarks	Patents	Goodwill	Terminal development	Total
	(US$000)
Cost at January 1, 2003 (Predecessor)	—	—	—	47,876	47,876
Additions	—	—	—	14,770	14,770

Cost at December 17, 2003 (Predecessor) as restated	—	—	—	62,646	62,646
Additions arising on acquisition (note 10)	19,000	14,000	308,322	—	341,322

Cost at December 31, 2003 (Successor) as restated	19,000	14,000	308,322	62,646	403,968
Additions	—	—	95,105	(9,358)	85,747

Cost at December 31, 2004 (Successor)	19,000	14,000	403,427	53,288	489,715
Additions	—	—	—	18,482	18,482

Cost at December 31, 2005 (Successor)	19,000	14,000	403,427	71,770	508,197

Accumulated amortization at January 1, 2003 (Predecessor)	—	—	—	—	—
Charge for the period	—	—	—	(7,668)	(7,668)

Accumulated amortization at December 17, 2003 (Predecessor)	—	—	—	(7,668)	(7,668)
Charge for the period	(38)	(81)	(604)	(307)	(1,030)

Accumulated depreciation at December 31, 2003 (Successor)	(38)	(81)	(604)	(7,975)	(8,698)
Charge for the period	(950)	(2,000)	(20,393)	(1,134)	(24,477)

Accumulated amortization at December 31, 2004 (Successor)	(988)	(2,081)	(20,997)	(9,109)	(33,175)
Charge for the period	(950)	(2,000)	(20,171)	(1,587)	(24,708)

Accumulated amortization at December 31, 2005 (Successor)	(1,938)	(4,081)	(41,168)	(10,696)	(57,883)

Net book amount at December 31, 2003 (Successor)	18,962	13,919	307,718	54,671	395,270

Net book amount at December 31, 2004 (Successor)	18,012	11,919	382,430	44,179	456,540

Net book amount at December 31, 2005 (Successor)	17,062	9,919	362,259	61,074	450,314

The goodwill arising on the acquisition of Inmarsat Ventures Limited on December 17, 2003, is being amortized on a straight-line basis over 20 years, being the period over which the Directors estimate that the value of the underlying business acquired is expected to exceed the book value of the assets.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Intangible fixed assets (Continued)

Upon the acquisition of Inmarsat Ventures Limited by Inmarsat Investments Limited on December 17, 2003, the identifiable net assets acquired included patents of US$14.0 million and trademarks of US$19.0 million, which are being amortized on a straight-line basis over their estimated useful lives which are seven and twenty years respectively.

User terminal development costs directly relating to the development of the user terminals for the R-BGAN and BGAN services are capitalized as intangible fixed assets. R-BGAN costs are being amortized over the estimated sales life of the services which is five years. BGAN costs have started to be amortized in 2005 and will be amortized over the estimated sales life of the services, which is 10 years.

12.	Tangible fixed assets

	Freehold and long leasehold land and buildings	Services equipment, fixtures and fittings	Space segment	Assets in course of construction	Total
	(US$000)
Cost at January 1, 2003 (Predecessor)	68,488	396,492	1,934,807	547,670	2,947,457
Exchange revaluation	450	569	—	—	1,019
Additions	175	14,307	571	151,388	166,441
Disposals	—	(1,224)	—	—	(1,224)

Cost at December 17, 2003 (Predecessor)	69,113	410,144	1,935,378	699,058	3,113,693
Additions	—	227	—	25,125	25,352
Fair value adjustment on acquisition(a)	34,000	47,200	86,276	—	167,476

Cost at December 31, 2003 (Successor)	103,113	457,571	2,021,654	724,183	3,306,521
Exchange revaluation	350	455	—	—	805
Additions	21	4,029	16,882	106,827	127,759
Fair value adjustment	10,000	(11,511)	(116,735)	—	(118,246)
Disposals	(108,201)	(93)	—	—	(108,294)

Cost at December 31, 2004 (Successor)	5,283	450,451	1,921,801	831,010	3,208,545
Additions	3,680	11,218	—	271,895	286,793
Transfers	—	—	562,989	(562,989)	—
Disposals	(5,283)	(10,515)	—	—	(15,798)

Cost at December 31, 2005 (Successor)	3,680	451,154	2,484,790	539,916	3,479,540

Accumulated depreciation at January 1, 2003	(21,478)	(313,700)	(1,473,434)	—	(1,808,612)
Exchange revaluation	(7)	(253)	—	—	(260)
Charge for the period	(2,113)	(24,377)	(94,449)	—	(120,939)
Disposals	—	425	—	—	425

Accumulated depreciation at December 17, 2003 (Predecessor)	(23,598)	(337,905)	(1,567,883)	—	(1,929,386)
Charge for the period	(117)	(1,251)	(4,593)	—	(5,961)

Accumulated depreciation at December 31, 2003 (Successor)	(23,715)	(339,156)	(1,572,476)	—	(1,935,347)
Exchange revaluation	(44)	(380)	—	—	(424)
Charge for the period	(2,842)	(25,911)	(91,224)	—	(119,977)
Disposals	26,286	53	—	—	26,339

Accumulated depreciation at December 31, 2004 (Successor)	(315)	(365,394)	(1,663,700)	—	(2,029,409)
Charge for the period	(47)	(28,537)	(73,405)	—	(101,989)
Disposals	362	7,901	—	—	8,263

Accumulated depreciation at December 31, 2005 (Successor)	—	(386,030)	(1,737,105)	—	(2,123,135)

Net book amount at December 31, 2003 (Successor)	79,398	118,415	449,178	724,183	1,371,174

Net book amount at December 31, 2004 (Successor)	4,968	85,057	258,101	831,010	1,179,136

Net book amount at December 31, 2005 (Successor)	3,680	65,124	747,685	539,916	1,356,405

(a)	Adjustment to reflect the fair value of assets acquired has been reflected in the gross cost of assets (note 10).

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.	Tangible fixed assets (Continued)

Assets acquired under finance leases are included at the net book amount of US$0.3 million, US$0.2 million and US$nil at December 31, 2003, 2004 and 2005.

Included within the net book amount of services equipment, fixtures and fittings at December 31, 2003, 2004 and 2005 are rental assets of US$2.3 million, US$2.2 million and US$nil.

The Group has reclassified the cost of assets relating to the Inmarsat-4 satellites and BGAN services from space segment assets to assets in the course of construction. The reclassification has been made retrospectively and resulted in a reduction to space segment assets of US$724.2 million for the year ended December 31, 2003. This adjustment is in accordance with Schedule 4 of the Companies Act and does not affect net assets. No depreciation is charged on assets in the course of construction.

The net book amount of freehold land and buildings is US$9.4 million, US$5.0 million and US3.7 million as at December 31, 2003, 2004 and 2005 respectively.

The net book amount of long leasehold land and buildings is US$70.0 million, US$nil and US$nil as at December 31, 2003, 2004 and 2005 respectively. Long leases are defined as leases with over 50 years remaining.

At December 31, 2003, 2004 and 2005 the net book amount of software development costs included within services equipment, fixtures and fittings was US$4.0 million, US$6.0 million and US$9.1 million net of accumulated depreciation of US$13.8 million, US$16.3 million and US$18.2 million. Depreciation charges in each of the years ended December 31, 2003, 2004 and 2005 were US$1.9 million, US$2.5 million and US$1.9million.

There were no asset retirement obligations for the years ended December 31, 2003, 2004 and 2005.

13.	Investments

In December 2005 the Company purchased US$10.0 million of the Senior Notes due 2012 issued by Inmarsat Finance plc for US$10.5 million. The Company paid a premium of US$0.3 million and prepaid interest of US$0.2 million which will later be received back. Taking into account the Group’s short term cash surplus, the total payment of US$10.5 million results in an overall economic benefit to the Group when the premium paid is compared to future net interest charges discounted back to today’s values.

14.	Stock

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	Successor
	(US$000)
Finished goods	1,326	629	273
Raw materials and consumables	746	611	—

	2,072	1,240	273

The carrying value of stock is not materially different from replacement cost.

15.	Debtors

Amounts falling due within one year

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(as restated)
	Successor
	(US$000)
Trade debtors	116,471	139,096	134,640
Other debtors	15,862	10,100	10,664
Amounts due from parent undertakings	—	—	54,263
Other prepayments and accrued income	12,317	10,949	9,641

	144,650	160,145	209,208

Included in other prepayments and accrued income are amounts recoverable on contracts of US$2.8 million, US$3.4 million and US$nil million as at December 31, 2003, 2004 and 2005.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	Other Creditors—amounts falling due within one year

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(as restated)	(as restated)
	Successor
	(US$000)
Trade creditors	98,258	41,725	101,309
Amounts due to former shareholders	1,318	1,732	—
Amounts due to parent undertakings	—	700	56,165
Corporation tax	19,309	27,142	—
Other taxation and social security	1,944	1,480	1,683
Other creditors	1,008	758	12,045
Obligations under finance leases (note 20)	67	54	—
Deferred satellite payments	9,374	7,759	10,409
Accruals and deferred income	76,426	52,592	58,365

	207,704	133,942	239,976

Amounts due to parent undertakings are unsecured, interest free and repayable on demand.

17.	Other Creditors—amounts falling due after more than one year

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(as restated)
	Successor
	(US$000)
Trade creditors	—	35,251	33,950
Obligations under finance leases	91	44	—
Deferred satellite payments	33,702	32,325	42,159
Amounts due to parent undertaking	—	11,328	—
Accruals and deferred income	18	13	—
Corporation tax liability	—	—	21,241

	33,811	78,961	97,350

The following is a summary of deferred satellite payments and trade creditors due after more than one year as at December 31, 2005.

	Successor As at December 31, 2005
	Deferred satellite payments	Trade creditors
	(US$000)
December 31, 2007	9,520	33,950
December 31, 2008	8,921	—
December 31, 2009	7,724	—
December 31, 2010	5,319	—
Due after five years	10,675	—

Total	42,159	33,950

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Loans and other borrowings

	“Weighted average” Interest rate		Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	%		Successor
	(US$000)
Amounts falling due within one year:
Bank overdrafts	5.0		624	1,415	899
Previous Senior Credit Facilities	5.5	(i)	—	27,656	—
Bridge facility(g)	9.16	(g)	365,000	—	—

Total amounts falling due within one year			365,624	29,071	899
Amounts falling due after one year:
Previous Senior Credit Facilities(a)(b)(c)(d)(e)(f)	5.5	(i)	773,147	688,102	—
New Senior Credit Facility(j)	4.62	(j)	—	—	247,671
Subordinated parent company loan(h):
—principal	5.35	(h)	618,782	570,651	649,126
—interest			674	26,071	4,475
Subordinated Senior Note proceeds loan(g):
—principal (net of deferred finance costs)	7.625	(g)	—	459,080	299,799
—interest			—	2,563	7,860

Total amounts falling due after more than one year			1,392,603	1,746,467	1,208,931

Total loans and other borrowings			1,758,227	1,775,538	1,209,830

(a)	Inmarsat Investments Limited previously entered into a credit agreement, dated October 10, 2003. The Senior Credit Agreement provided for senior term loans in a maximum aggregate principal amount of US$975 million. Facilities comprised one US$400 million facility (“Term Loan A”), two separate US$200 million facilities (“Term Loan B” and “Term Loan C”), respectively, one US$100 million Senior Capital Expenditure Facility and a multi-currency Working Capital Facility of US$75 million. The Capital Expenditure and multi-currency Working Capital Facility were undrawn at December 31, 2004. The Senior Facility required a mandatory-repayment of 50% of the net proceeds of the sale and leaseback of 99 City Road. Accordingly, US$62.5 million was repaid in November 2004. The amounts drawn at December 31, 2004 were as follows: US$368.7 million Term Loan A and US$184.4 million under both Term Loan B and C. On May 24, 2005 Inmarsat Investments Limited signed a new US$550 million credit agreement. The new Senior Credit Facility on combination with Initial Public Offering (‘IPO’) proceeds was used to repay the previous Senior Credit Facilities. See (j) below.

(b)	Prior to the cancellation of the previous Senior Credit Facilities, Term Loan A was to mature on December 17, 2009, the sixth anniversary of the date of the closing of the acquisition of Inmarsat Ventures Limited, being December 17, 2003, and was repayable in incremental instalments from 2.5% payable 18 months after the date of the closing of the acquisition to 17.5% on the sixth anniversary after the closing of the acquisition. Term Loan A bore interest at LIBOR plus 2.5%, payable semi-annually. The margin on Term Loan A was subject to a margin ratchet depending on the Group achieving certain ratios of total borrowings to EBITDA, to a minimum margin of 2.125% per annum. See (a) above.

(c)	Prior to the cancellation of the previous Senior Credit Facilities, Term Loan B was to be repaid in two equal instalments. The first instalment on a date 180 days prior to the second instalment and the second instalment on the seventh anniversary of the date of the closing of the acquisition, being December 17, 2003. Term Loan B bore interest at LIBOR plus 3% and was payable semi-annually. See (a) above.

(d)	Prior to the cancellation of the previous Senior Credit Facilities, Term Loan C was to be repaid in two equal instalments. The first instalment on a date 180 days prior to the second instalment and the second instalment on the eighth anniversary of the date of the closing of the acquisition, being December 17, 2003. Term Loan C bore interest at LIBOR plus 3.5%, which was payable semi-annually. See (a) above.

(e)	The Capital Expenditure Facility was undrawn at December 31, 2004 and was cancelled on May 24, 2005.

(f)	The Working Capital Facility was undrawn at December 31, 2004 and was cancelled on June 22, 2005 when Facilities A, B and C were repaid in full with proceeds from the new facility and IPO proceeds. See (j) below

(g)	In February 2004 US$375 million 7.625% Senior Notes were issued by Inmarsat Finance plc, a 100% subsidiary of Inmarsat Group Limited (Inmarsat Investment Limited’s parent company) to redeem the bridge facility. The Senior Notes mature on June, 30 2012. Interest is payable semi-annually in February and August. The proceeds of the Senior Notes were loaned to Inmarsat Investments Limited via a subordinated Senior Notes proceeds loan (the terms of which replicate those of the Senior Notes) and used to redeem the Bridge Loan facility.

In May 2004 the proceeds of a further issue of Senior Notes for US$102.5 million were loaned to Inmarsat Investments Ltd bringing the total amount of the subordinated Senior Notes proceeds loan to US$477.5 million. The proceeds of US$100 million were used to redeem the subordinated parent company loan.

In July 2005 Inmarsat Investments Limited repaid 35% of the subordinated Senior Notes proceeds loan and Inmarsat Finance plc redeemed 35% of its Senior Notes, reducing the loan and Notes outstanding from US$477.5 million to US$310.4 million.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Loans and other borrowings (Continued)

In December 2005 Inmarsat Investments Limited bought US$10 million of the Senior Notes for US$10.5 million. Inmarsat Investments Limited paid a premium of US$0.3 million and prepaid interest of US$0.2 million which will later be received back. Taking into account the Group’s short-term cash surplus, the total payment of US$10.5 million results in an overall economic benefit to the Group when the premium paid is compared to future net interest charges discounted back to today’s values.

(h)	Loans represent funding advanced by the parent company in the form of a subordinated parent company loan. Inmarsat Holdings Limited issued Euro denominated Subordinated Preference Certificates with an aggregate nominal amount at the date of issue of US$27,632 million (at a price of US$618.8 million euro equivalent). Inmarsat Holdings Limited loaned to Inmarsat Group Limited which in turn loaned to Inmarsat Investments Limited the aggregate proceeds of the Subordinated Preference Certificates via a subordinated parent company loan (2005: US$649.1 million, 2004: US$570.7 million). The loans have no fixed maturity and may be repaid at any time at each borrower’s option. A repayment of US$100 million was made in May 2004 from the net proceeds of the tack-on issue described in note (g) above. Interest on the subordinated parent company loan accrues at a rate of 5.35% per annum in 2005 and 13.5% per annum in 2004.

(i)	Represents an average rate for the Term Loans A, B and C. Giving effect to existing hedging arrangements required under the Senior Credit Agreement, the average interest rates applicable to Term Loans A, B and C at December 31, 2004 are 5.13%, 5.63% and 6.13% respectively.

(j)	On May 24, 2005, Inmarsat Investments Limited signed a new US$550 million Senior Credit Facility led by Barclays Capital, ING Bank N.V. and the Royal Bank of Scotland plc. The facility is for general corporate purposes including the repayment of the previous Senior Credit Facility in note (a) above and was arranged in connection with the IPO in June 2005. The US$550 million five-year Senior Credit Facility consists of a US$250 million amortizing term loan and a US$300 million revolving credit facility. The term loan and drawings under the revolving credit facility were initially priced at 120bp above LIBOR and thereafter tied to a leverage grid. The US$300 million revolving credit facility is undrawn at December 31, 2005. The new Senior Credit Facility, in combination with existing surplus cash and the proceeds of the IPO, was used to repay the previous Senior Credit Facility of US$728.0 million, the outstanding balance of the euro-denominated Subordinated Preference Certificates (€272.7 million) and 35% repayment of the Senior Notes in note (g).

As at the year end US$250 million was drawn down at 3 month USD LIBOR plus a margin of 0.9%. However, this is offset via the interest rate swap of US$150m principal where 3 month USD LIBOR is received but a fixed rate of 3.21% is paid. The year end borrowing rate of 4.62% represents a blended rate from the floating draw down rate and the related interest rate swap.

These balances are shown net of unamortized deferred finance costs, which have been allocated as follows:

	Successor
	At December 31, 2003			At December 31, 2004
	Principal amount	Deferred finance cost	Net balance	Principal amount	Deferred finance cost	Net balance
	(US$000)
Previous Senior Credit Facilities(a)(b)	800,000	(26,853)	773,147	737,500	(21,742)	715,758
Bridge facility(g)	365,000	—	365,000	—	—	—
Subordinated parent company loan(h):
—principal	618,782	—	618,782	570,651	—	570,651
—interest	674	—	674	26,071	—	26,071
Subordinated Senior Note proceeds loan(g)
—principal	—	—	—	477,500	(18,420)	459,080
—interest	—	—	—	2,563	—	2,563
Bank overdrafts	624	—	624	1,415	—	1,415

Total loans and borrowings	1,785,080	(26,853)	1,758,227	1,815,700	(40,162)	1,775,538

	Successor
	At December 31, 2005
	Principal amount	Deferred finance cost	Net balance
	(US$000)
New Senior Credit Facility(j)	250,000	(2,329)	247,671
Subordinated parent company loan(h):	—	—	—
—principal	649,126	—	649,126
—interest	4,475	—	4,475
Subordinated Senior Note proceeds loan(g)		—
—principal	310,375	(10,576)	299,799
—interest	7,860	—	7,860
Bank overdrafts	899	—	899

Total loans and borrowings	1,222,735	(12,905)	1,209,830

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Loans and other borrowings (Continued)

Repayments fall due as follows:

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	Successor
	(US$000)
Within one year, or on demand	365,624	29,071	8,759
Between one and two years	26,051	39,702	47,661
Between two and three years	46,051	67,696	47,799
Between three and four years	76,051	86,614	47,940
Between four and five years	96,051	124,077	97,525
After five years	1,148,399	1,428,378	960,146
Total due for repayment after more than one year	1,392,603	1,746,467	1,201,071

Total loans and other borrowings	1,758,227	1,775,538	1,209,830

19.	Provisions for liabilities and charges

	Restructuring provision	Deferred tax excluding deferred tax on pension deficit	Other	Pension	Total
	(US$000)
As at January 1, 2003 (Predecessor)	2,651	115,199	6,500	—	124,350
Charged in respect of current period	—	51,214	3,750	—	54,964
Charged in respect of prior year	—	(6,574)	—	—	(6,574)
Utilized in current year	(2,651)	—	(9,500)	—	(12,151)
Transfer to current tax	—	(7,996)	—	—	(7,996)
Fair value liability/(asset) arising from acquisition	—	(3,722)	—	9,699	5,977
Adoption of FRS 17	—	2,909		(9,699)	(6,790)

As at December 31, 2003 (Successor) (as restated)	—	151,030	750	—	151,780

Charged in respect of current year	9,282	3,147	—	—	12,429
Charged in respect of prior year	—	(620)	—	—	(620)
Utilized in current year	(8,226)	—	(400)	—	(8,626)
Fair value asset arising from finalization of fair values	—	(46,206)	—	—	(46,206)
Transfer from current tax	—	808	—	—	808

As at December 31, 2004 (Successor) (as restated)	1,056	108,159	350	—	109,565

Charged in respect of current year	—	26,739	—	—	26,739
Charged in respect of prior year	—	96	—	—	96
Utilized in current year	(663)	—	—	—	(663)

As at December 31, 2005 (Successor)	393	134,994	350	—	135,737

The fair value pension liability, associated deferred tax asset and post-retirement healthcare provision previously disclosed within provisions for liability and charges are disclosed within the net pension deficit on restatement for FRS 17. See note 25.

Of the total deferred tax provision in note 8 of US$124.2 million (2003: US$145.1 million, 2004: US$99.7 million), a deferred tax asset of US$10.7 million (2003: US$6.0 million, 2004: US$8.4 million) has been deducted in arriving at the net pension deficit on the balance sheet.

Other provisions in 2003 represent amounts payable in connection with a dispute between the Company and APR Limited, the other shareholder in former joint venture Airia, US$4.0 million was paid in 2002. In 2003, an agreement was reached for final settlement, and a payment of US$9.5 million was made on November 7, 2003, resulting in a further charge to the profit and loss account of US$3.0 million. Other provisions in 2004 and 2005 relate to an onerous lease provision on premises located in Washington occupied by Airia which will unwind by 2008.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Provisions for liabilities and charges (Continued)

In April, 2004, management conducted a review of business operations which led to a reduction in headcount of 64 across several of the Group’s business activities. The amount charged for the years ended December 31, 2004 and 2005 was US$9.3 million and US$nil respectively. The amount of the redundancy benefits paid and charged against the liability at December 31, 2004 and 2005 was US$8.2 million and US$0.7 million respectively. The redundancy provision that remains unpaid in respect of this restructuring at December 31, 2004 and 2005 is US$1.1 million and US$0.4 million respectively.

20.	Obligations under finance leases

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	Successor
	(US$000)
Due within one year	67	54	—
Due in two to five years	91	44	—

	158	98	—

21.	Called up share capital

	Successor
	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(US$000)
Authorized:
1,539,000 A ordinary shares of €0.01 each	19	19	—
30,000,000 B ordinary shares of €0.01 each	370	370	—
630,780,000 ordinary shares of €0.0005 each	—	—	389

	389	389	389

Allotted, issued and fully paid
1,269,000 A ordinary shares of €0.01 each	16	16	—
25,461,000 B ordinary shares of €0.01 each	314	314	—
534,600,000 ordinary shares of €0.0005 each	—	—	330

	330	330	330

On December 16, 2003, the Company authorized share capital of US$19,000 by the creation of 1,539,000 A ordinary shares of €0.01 each, and US$370,000 by the creation of 30,000,000 B ordinary shares of €0.01 each.

On December 16, 2003, the Company issued 1,269,000 A ordinary shares of €0.01 each and 25,461,000 B ordinary shares of €0.01 each, for cash consideration of US$34.5 million.

The issued A and B ordinary shares of €0.01 and each authorised but unissued A and B ordinary share of €0.01 were sub-divided into 20 ordinary shares of €0.0005 each with effect from June 22, 2005.

22.	Employee share options

In November 2004, Inmarsat plc (the ultimate parent company) adopted the Staff Value Participation Plan (2004 Plan). 219,020 A ordinary shares were granted under the 2004 Plan to any Director or employee of the Group. Options under the 2004 Plan vest as follows: (i) 25% granted and held by optionholders have vested and became exercisable in July 2005; (ii) 37.5% of the options granted under the 2004 Plan and held by optionholders have vested and became exercisable in March 2006; and (iii) all remaining options granted under the 2004 Plan and held by optionholders will vest and become exercisable on December 1, 2006. Whenever options are exercised under the 2004 Plan the holder must pay a charge of €1 for each tranche of options exercised. The options expire 10 years from the date of grant. There were no outstanding options at December 31, 2003 as all options were cancelled under the terms of the acquisition.

A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan to employees in January 2005. This was made on equivalent terms to the initial grant in November 2004.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Employee share options (Continued)

A third grant of options over 1,175,240 ordinary shares of €0.005 each was approved in May 2005 under the 2004 Plan and granted to employees in June 2005. This was made on equivalent terms to the initial grant in November 2004.

A summary of share option activity for the 2004 plan as at December 31, 2005 is as follows:

	Shares available for grant	Options outstanding	Weighted average exercise price per Option
Balance at January 1, 2004	—	—	—
Shares reserved	280,800	—	—
Granted	(219,020)	219,020	—
Forfeited	300	(300)	—

Balance at December 31, 2004	62,080	218,720	—

Granted (January 2005)	(7,140)	7,140	—
Forfeited	2,300	(2,300)	—

Balance pre share split	57,240	223,560	—

Share split (20:1) June 22, 2005	1,144,800	4,471,200	—
Shares issued on IPO	51	—	—
Granted	(1,175,240)	1,175,240	—
Forfeited	72,275	(72,275)	—
Exercised	—	(1,233,270)	£3.28

Balance at December 31, 2005	41,886	4,340,895	£3.28

Exercise Price per tranche	—	€1.00	—

The weighted average of the remaining contractual life for the 2004 plan is 9.0 years.

In line with FRS 20, Share-Based Payment, the Group recognized US$6.5 million in share compensation costs for the year ended December 31, 2005 (2004: US$0.1 million, 2003: US$nil). Total share-based compensation costs will be recognized over the vesting period of the options ranging from one to four years.

Prior to Inmarsat plc (the ultimate parent company) being publicly quoted, the exercise price of the options under the A ordinary shares issued in the 2004 Plan of Inmarsat plc is de minimis in nature, the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant. This fair value of US$12.50 per share (before any adjustment for the share split in June 2005) was calculated using a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the Directors using the independent analysis which had been prepared.

For the options granted under the 2004 Plan in June 2005 (before share split), the fair value was estimated by the Directors to be US$30.00 per share. The US$30.00 was calculated using a similar methodology as the Directors of Inmarsat plc continued to believe that the ‘discounted trading multiple’ approach was the most appropriate.

Inmarsat plc also operates a Bonus Share Plan (BSP) and awards were granted on May 31, 2005 but were only awarded after the announcement of the results for the year ended December 31, 2005 in March 2006. There was an additional grant under this scheme in September 2005 with the same conditions as the original grant. These awards were made in the form of a conditional allocation of shares. The performance conditions attached to the annual bonus plan are non-market based performance conditions.

The awards will vest in three equal tranches following the announcement of the final results for each of the years ended December 31, 2006, 2007 and 2008, subject to continued employment. The rules of the BSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using shares only.

As the BSP provides free share awards with no market based performance condition attached, and which carry an entitlement to dividends paid in cash or shares during the vesting period, the fair value of the awards is

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Employee share options (Continued)

the value of the grant. This is due to the fact that regardless of the market price at the time the award or shares is made, the total value of shares to be awarded will not change. A total number of 215,542 shares have been awarded at a share price of £3.83 in respect of the two grants made under the BSP.

In addition to the BSP Inmarsat plc also operates a Performance Share Plan (PSP) where awards were granted on May 31, 2005 in the form of a conditional allocation of shares. The number of shares subject to the award was determined by reference to the price at which the shares were offered for sale on Admission of £2.45 per share. Participants are entitled to receive the value of any dividends that are paid during the vesting period in the form of cash or additional shares. There was an additional grant in September 2005 with the same requirements except the reference price in determining the number of shares was £3.24 (market value of shares on the date of grant).

The PSP shares will not normally be transferred to participants until the third anniversary of the award date. The transfer of shares is dependent upon the performance condition being satisfied over the three consecutive years starting in the year the award date falls which is the year ended December 31, 2005. The rules of the PSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using shares only.

Options under the PSP were valued using the Deloitte Option Pricing Tool. The performance condition is based on the Group’s Total Shareholder Return (TSR) relative to constituents of the F TSE 350 index (excluding investment trusts) and a non-market based condition, based on EBITDA measured over a three-year period. The vesting schedule for PSP awards is structured so that the shape of the TSR vesting schedule is determined by EBITDA performance. The market based performance condition has been incorporated into the valuation. The fair value of the allocation and the assumptions used in the calculation are as follows:

	Performance Share Plan
Grant date	May 31, 2005	September 29, 2005
Grant price	£1.96	£3.24
Exercise price	nil	nil
Bad leaver rate	0%	0%
Vesting period	3 years	3 years
Expected correlation between any pair of shares in PSP comparator group	12%	10%
Volatility	36%	34%
Fair value per share	£1.34	£2.20

Both the BSP and PSP share awards expire 10 years after date of grant. The weighted average of the remaining contractual life for BSP and PSP share awards is 9.7 years and 9.4 years, respectively.

Inmarsat plc also operates a UK Sharesave Scheme for which the first invitation was made in June 2005. The Sharesave Scheme is an Inland Revenue approved scheme open to all UK PAYE-paying permanent employees. The maximum that can be saved each month by an employee is £250. Savings over the period plus interest may be used to acquire shares at the end of the savings contract. The options have been granted at a 20% discount to market value of the shares on the invitation date (June 23, 2005). The Scheme operates with a three year savings contract. Options are exercisable for a period of up to six months following the end of the three year savings contract. No dividends are accumulated on options during the vesting period.

Inmarsat plc also operates an International Sharesave Scheme which mirrors the operation of the UK Sharesave Scheme as closely as possible. However, instead of receiving a share option, participants receive the spread between the share price at the end of the vesting period and the exercise price, delivered (at the Company’s discretion) in cash or shares. It is Inmarsat plc’s intention to satisfy the awards using shares only.

Options under the UK and International Sharesave Schemes expire after a maximum of 3.5 years following the initial savings payment having been made. The weighted average of the remaining contractual life for both the UK and International Sharesave Schemes is 3.1 years.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Employee share options (Continued)

Options under both the UK and International Sharesave Schemes have been valued using the Black Scholes model with the following assumptions:

	Sharesave Scheme (UK)	Sharesave Scheme (Int)
Grant date	July 21, 2005	October 19,2005
Market price date of Grant	£3.14	£2.80
Exercise price	£2.24	£2.24
Bad leaver rate	5%pa	5%pa
Vesting period	3 years	3 years
Volatility	35%	34%
Dividend yield assumption	3.6%	2.8%
Risk free interest rate	4.25%	4.25%
Fair value per option	£1.10	£0.90

The historic volatility is based on the constituents of the FTSE 350 Telecoms Service Index, which was measured over three years to each of the grant dates. The volatility assumption used for each of the awards is based on median volatility for the constituents of the sector.

A summary of share awards and option activity as at December 31, 2005 is as follows:

Share Awards and Options outstanding	Performance Share Plan	Sharesave Scheme (UK)	Sharesave Scheme (Int)
Balance at December 31, 2004	—	—	—
Granted	807,869	844,468	111,798
Balance at December 31, 2005	807,869	844,468	111,798

Exercise Price per share	—	£2.24	£2.24

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Reserves

	Share premium account	Other reserves	Retained Earnings
	(US$000)
At January 1, 2003 (Predecessor)	3,465	580,671	313,527

Profit for the period from January 1 to December 17, 2003 (as reported)	—	—	135,549
Exchange adjustments offset in reserves	—	—	5,594

At December 17, 2003 (Predecessor)	3,465	580,671	454,670

Adoption of FRS 17	—	—	(1,827)
Loss for the period from December 17 to December 31, 2003 (as reported)	—	—	(1,762)
Prior year adjustment	—	—	(37)
Loss for the period from December 17 to December 31, 2003 (as restated)	—	—	(1,799)
Issue of share capital (note 21)	34,199	—	—
Exchange adjustments offset in reserves	—	—	1,420
Actuarial losses on pension liability	—	—	(299)
Movement on deferred tax relating to pension liability	—	—	90

At December 31, 2003 (Successor) (as restated)	34,199	—	(2,415)

Profit for the financial year (as reported)	—	—	29,270
Prior year adjustment—FRS 17	—	—	(1,142)
Profit for the financial year (as restated)	—	—	28,128
Issue of share options	—	79	—
Exchange adjustments offset in reserves	—	—	738
Actuarial losses on pension liability	—	—	(4,585)
Movement on deferred tax relating to pension liability	—	—	1,376

At December 31, 2004 (Successor) (as restated)	34,199	79	23,242

Loss for the financial year	—	—	(16,918)
Issue of share options	—	3,704	—
Exchange adjustments offset in reserves	—	—	(717)
Revaluation of investment property	—	3,680	—
Capital contribution	—	311,936	—
Actuarial losses on pension liability	—	—	(8,374)
Movement on deferred tax relating to pension liability	—	—	2,512

At December 31, 2005 (Successor)	34,199	319,399	(255)

Prior to December 17, 2003, the other reserves represent the difference between the nominal value of shares issued and the net book value of assets acquired on transition of the Predecessor from an inter-governmental organization to a limited liability company on April 14, 1999.

At December 31, 2003, 2004 and 2005, other reserves includes US$nil, US$0.1 million and US$3.8 million, respectively, recognized in line with FRS 20 “Share-based Payment” for the Group’s share option plans. The Group recognizes charges relating to share options granted over the vesting period of 4 years. See note 22.

The effect of the change in accounting policy for the adoption of FRS 17 to is to increase profit for the year by US$0.7 million (2003: US$nil million, 2004: decrease US$1.1 million ); and to decrease the total recognized gains and losses by US$5.9 million (2003: US$0.2 million, 2004: US$3.2 million). The impact on closing retained earnings at December 31, 2003 and December 31, 2004 is a decrease of US$1.8 million and US$1.3 million, respectively.

The Group classifies its property at 250 Old Street as an investment property in 2005. Investment property comprises freehold office buildings, held for long-term rental yields and is not occupied by the Group. Investment property is carried at fair value under UK GAAP, representing open-market value determined annually by external valuers. Prior to January 1, 2005 the property was not classified as an investment property

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Reserves (Continued)

as its primary purpose was for administrative storage purposes. In 2005 management agreed to lease the property and as such the definition of property changed to an “investment property”. The impact on the Group’s balance sheet as at December 31, 2005 is an increase to fixed assets of US$3.7 million.

The Company received a loan from Inmarsat Group Limited (the parent company) of US$311.9 million on June 22, 2005 following Inmarsat plc (ultimate parent company) listing on the London Stock Exchange. Repayment of the loan was waived by Inmarsat Group Limited on June 22, 2005 and therefore increased the Company’s profit and loss reserves in the form of a capital contribution.

24.	Notes to cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities:

	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(as restated)	(as restated)
	Predecessor	Successor
	(US$000)
Operating profit (as restated)	199,321	5,454	158,173	193,459
Depreciation (as restated)	117,734	5,833	119,977	101,989
Amortization	7,668	1,029	24,477	24,708
Non-cash effect of issue of share capital to employees	—	—	—	6,495
Decrease/(increase) in stocks	958	466	(629)	386
(Increase)/decrease in debtors	23,460	(13,249)	(41,072)	(55,727)
Increase/(decrease) in creditors	4,132	(19,269)	11,130	1,352
(Decrease)/increase in provisions	(521)	(872)	4,203	(4,934)

Net cash inflow from operating activities	352,752	(20,608)	276,259	267,728

Reconciliation of net cash flow to movement in net debt:

	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	Predecessor	Successor
	(US$000)
Net debt at beginning of period	99,475	(52,794)	1,500,870	1,434,763
Decrease/(increase) in cash in the period	(7,576)	(261,969)	95,099	168,918
Movements in liquid resources	(60,530)	44,077	(188,412)	173,877
Investment in Senior Notes	—	—	—	(10,000)
Capital element of finance lease rental payments	(63)	—	(60)	(98)
New bank borrowings	(87,100)	(12,900)	—	—
Non-cash adjustment	3,000	674	77,266	56,879
Bridge facility	—	365,000	(365,000)	—
Previous Senior Credit Facility	—	800,000	(62,500)	(737,500)
New Senior Credit Facility	—	—	—	250,000
Subordinated Senior Notes proceeds loan	—	—	477,500	(167,125)
Subordinated parent company loan	—	618,782	(100,000)	—

Net debt	(52,794)	1,500,870	1,434,763	1,169,714

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Notes to cash flow statement (Continued)

Analysis of net debt:

	Cash at bank and in hand		Overdraft	Cash at bank less overdrafts	Short- term investments	Investment in Senior Notes	Finance lease obligations	Bank borrowings	Subordinated Senior Notes Proceeds loan	Previous Senior Credit Facility	New Senior Credit Facilities	Subordinated parent company loan	Bridge facility	Total
	(US$000)
At January 1, 2003 (Predecessor)	(8,336)		13,326	4,990	(2,736)	—	221	97,000	—	—	—	—	—	99,475
Net cash flow	5,750		(13,326)	(7,576)	(60,530)	—	(63)	(87,100)	—	—	—	—	—	(155,269)
Non-cash adjustment	—		—	—	—	—	—	3,000	—	—	—	—	—	3,000

At December 17, 2003 (Predecessor)	(2,586)		—	(2,586)	(63,266)	—	158	12,900	—	—	—	—	—	(52,794)
Net cash flow	(262,593	)(1)	624	(261,969)	44,077	—	—	(12,900)	—	800,000	—	618,782	365,000	1,552,990
Non-cash adjustment	—		—	—	—	—	—	—	—	—	—	674	—	674

At December 31, 2003 (Successor)	(265,179)		624	(264,555)	(19,189)	—	158	—	—	800,000	—	619,456	365,000	1,500,870
Net cash flow	94,308		791	95,099	(188,412)	—	(60)	—	477,500	(62,500)	—	(100,000)	(365,000)	(143,373)
Non-cash adjustment	—		—	—	—	—	—	—	—	—	—	77,266	—	77,266

At December 31, 2004 (Successor)	(170,871)		1,415	(169,456)	(207,601)	—	98	—	477,500	737,500	—	596,722	—	1,434,763
Net cash flow	169,434		(516)	168,918	173,877	(10,000)	(98)	—	(167,125)	(737,500)	250,000	—	—	(321,928)
Non-cash adjustment	—		—	—	—	—	—	—	—	—	—	56,879	—	56,879

At December 31, 2005 (Successor)	(1,437)		899	(538)	(33,724)	(10,000)	—	—	310,375	—	250,000	653,601	—	1,169,714

(1)	Includes restricted cash of US$162.7 million, US$163.4 million and US$nil as at December 31, 2003, 2004 and 2005 respectively, which is primarily held in a charged account for capital expenditure.

Non-cash adjustments comprise currency revaluation of the subordinated parent company loan, which is denominated in Euros.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Pension arrangements and post-retirement benefits

FRS 17, “Accounting for retirement benefits”, has been adopted in full with effect from January 1, 2005 and all comparatives have been restated.

The Group’s hybrid pension plan, including defined benefit and defined contribution elements, commenced on April 15, 1999. Initial funding requirements were based on actuarial assumptions.

The Group operates pension schemes in each of its principal locations. The Group operates two schemes in the UK. The defined benefit section of the hybrid scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$2.0 million was charged in the profit and loss account in the year ended December 31, 2005 in respect of the defined benefit section of the scheme, net of a foreign exchange gain of US$1.6 million (2004 (restated): US$3.8 million, net of foreign exchange loss of US$0.3 million).

The defined benefit section of the hybrid scheme was valued using the projected unit method with the valuation carried out by professionally qualified and independent actuaries carried out as at December 31, 2002. The actuarial valuation of the assets of the scheme at that date, allowing for expected future increases in earnings, was US$9.3 million which was sufficient to cover 83% (previous valuation at 120%) of benefits that had accrued to members.

The results of the actuarial funding valuation as at December 31, 2002 have been updated to December 31, 2003, 2004 and 2005 by an independent qualified actuary for the purpose of the additional disclosure required by FRS17.

The assets held in respect of the defined benefit section of the UK Scheme and the expected rates of return were:

	Year ended December 31,
	2003		2004		2005
	Value	Long-term rate of return expected	Value	Long-term rate of return expected	Value	Long-term rate of return expected
	US$000		US$000		US$000
Equities	14,239	7.75%	19,710	7.75%	25,359	7.60%
Bonds	875	5.40%	1,079	5.30%	2,472	4.45%
Gilts	585	4.75%	889	4.60%	—	—
Cash	5	3.75%	140	3.75%	82	3.85%

Total market value of assets	15,704		21,818		27,913

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments, the rates of increases in salaries and the rate of pension increases. For the calculation of the initial funding rates, the actuaries assumed that the rate of investment return for valuing accrued benefits would, on average, exceed pay and pension increases by 2.7% and 4.7% per annum respectively and the rate of investment return for valuing future service benefits would, on average, exceed pay and pension increases by 2.0% and 4.0% per annum respectively.

The Group provides post-retirement medical benefits including healthcare to retired employees and their dependants that were employed with the Group before January 1, 1998. Employees who have 10 years of service at the age of 58 and retire from the Group are eligible to participate in the post-retirement benefit plans. The plan is self-funded and there are no plan assets from which the costs are paid. The cost of providing retiree healthcare is actuarially determined and accrued over the service period of the active employee group. Membership to this plan is multi-national, although most staff are currently employed in the UK.

The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 4.0% per annum in excess of the rate of price inflation 2.85% at December 31, 2005 (2004: 3.0%, 2003: 2.50%). For purposes of the calculation at December 31, 2005, a 2.85% per annum price inflation assumption was used (2004: 2.75%, 2003: 2.50%). The discount rate used in determining the accumulated post-retirement benefit obligation was 4.75% at December 31, 2005 (2004: 5.3%, 2003: 5.4%).

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Pension arrangements and post-retirement benefits (Continued)

The major actuarial assumptions used to calculate the scheme liabilities under FRS 17 as at December 31, 2003, 2004 and 2005 were:

	Year ended December 31,
	2003	2004	2005
Rate of increase in salaries	4.50%	4.75%	4.85%
Rate of increase in pensions in payment	2.50%	2.75%	2.85%
Discount rate	5.40%	5.30%	4.75%
Inflation assumption	2.50%	2.75%	2.85%
Medical expense inflation assumption	5.25%	5.75%	6.85%

The following amounts in respect of all post-retirement benefits, as at December 31, 2003, 2004 and 2005, were measured in accordance with the requirements of FRS 17:

	As at December 31, 2003			As at December 31, 2004
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Total market value of assets	—	15,704	15,704	—	21,818	21,818
Present value of plan liabilities	(10,152)	(25,403)	(35,555)	(13,405)	(36,524)	(49,929)

Deficit in the plan	(10,152)	(9,699)	(19,851)	(13,405)	(14,706)	(28,111)
Related deferred tax asset	3,046	2,909	5,955	4,022	4,412	8,434

Net liability	(7,106)	(6,790)	(13,896)	(9,383)	(10,294)	(19,677)

	As at December 31, 2005
	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Total market value of assets	—	27,913	27,913
Present value of plan liabilities	(18,485)	(45,257)	(63,742)

Deficit in the plan	(18,485)	(17,344)	(35,829)
Related deferred tax asset	5,545	5,203	10,748

Net liability	(12,940)	(12,141)	(25,081)

The amounts set out below were recognized in the performance statements in the years ended December 31, 2003, 2004 and 2005 in respect of all post-retirement benefits other than the amounts disclosed for pension benefits for the year ended December 31, 2003. Upon acquisition on December 17, 2003 the Group recognized the fair value pension liability of US$9.7 million. The disclosure below for pension benefits for the year ended December 31, 2003 shows the amount that would have been included in the performance statements on restatement for FRS17 had this not been the case.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Pension arrangements and post-retirement benefits (Continued)

Post-retirement healthcare service costs are included within wages and salaries; defined benefit service costs are included within pension costs; and foreign exchange gains and losses are included within other external charges (see note 3). The total pension cost for the year ended December 31, 2005 of US$6.4 million (2003:US$4.2 million, 2004: US$6.0 million) disclosed in note 3 includes US$3.0 million in respect of defined contribution pension costs (2003: US$2.5 million, 2004: US$2.6 million).

	Year ended December 31, 2003			Year ended December 31, 2004
	(as restated)			(as restated)
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Operating profit
Current service cost	399	2,544	2,943	459	3,427	3,886
Foreign exchange losses	981	516	1,497	780	346	1,126

Total operating charge	1,380	3,060	4,440	1,239	3,773	5,012

Other finance costs
Expected return on pension scheme assets	—	(745)	(745)	—	(1,337)	(1,337)
Interest on pension scheme liabilities	451	927	1,378	567	1,400	1,967

Net return	451	182	633	567	63	630

Statement of total recognized gains and losses
Actual return less expected return on pension scheme assets	—	(1,756)	(1,756)	—	(141)	(141)
Experience (gains) and losses arising on the scheme liabilities	299	(141)	158	(106)	(74)	(180)
Changes in assumptions underlying the present value of scheme liabilities	—	3,945	3,945	1,690	3,216	4,906

Actuarial gain recognized in statement of total recognized gains and losses	299	2,048	2,347	1,584	3,001	4,585

Movements in deficit during the year
Deficit in scheme at beginning of the year	(8,144)	(6,096)	(14,240)	(10,152)	(9,699)	(19,851)
Movement in year:
Current service cost	(399)	(2,544)	(2,943)	(459)	(3,427)	(3,886)
Contributions	—	1,687	1,687	—	1,830	1,830
Benefits paid	122	—	122	137	—	137
Other finance costs	(451)	(182)	(633)	(567)	(63)	(630)
Foreign exchange losses	(981)	(516)	(1,497)	(780)	(346)	(1,126)
Actuarial loss	(299)	(2,048)	(2,347)	(1,584)	(3,001)	(4,585)

Deficit in scheme at end of year	(10,152)	(9,699)	(19,851)	(13,405)	(14,706)	(28,111)

Details of experience gains and losses for the year
Difference between the expected and actual return on scheme assets:
Amount	—	(1,756)		—	(141)
Percentage of scheme assets		(13.4)%			(0.65)%
Experience (gains) and losses on scheme liabilities:
Amount	299	(141)		(106)	(74)
Percentage of present value of the scheme liabilities	3.0%	(0.6)%		(1.0)%	(0.20)%
Total amount recognized in statement of total recognized gains and losses:
Amount	299	2,048		1,584	3,001
Percentage of present value of the scheme liabilities	3.0%	9.2%		12.0%	8.22%

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Pension arrangements and post-retirement benefits (Continued)

	Year ended December 31, 2005
	Post- retirement healthcare	Pension benefits	Total
	US($000)
Operating profit
Current service cost	467	3,444	3,911
Foreign exchange gain	(1,444)	(1,602)	(3,046)

Total operating charge	(977)	1,842	865

Other finance costs
Expected return on pension scheme assets	—	(1,615)	(1,615)
Interest on pension scheme liabilities	651	1,783	2,434

Net return	651	168	819

Statement of total recognized gains and losses
Actual return less expected return on pension scheme assets	—	(3,912)	(3,912)
Experience (gains) and losses arising on the scheme liabilities	721	(170)	551
Changes in assumptions underlying the present value of scheme liabilities	4,951	6,784	11,735

Actuarial gain recognized in statement of total recognized gains and losses	5,672	2,702	8,374

Movements in deficit during the year
Deficit in scheme at beginning of the year	(13,405)	(14,706)	(28,111)
Movement in year:
Current service cost	(467)	(3,444)	(3,911)
Contributions	—	2,074	2,074
Benefits paid	266	—	266
Other finance costs	(651)	(168)	(819)
Foreign exchange gains	1,444	1,602	3,046
Actuarial loss	(5,672)	(2,702)	(8,374)

Deficit in scheme at end of year	(18,485)	(17,344)	(35,829)

Details of experience gains and losses for the year
Difference between the expected and actual return on scheme assets:
Amount	—	(3,912)
Percentage of scheme assets	—	(14.01)%
Experience (gains) and losses on scheme liabilities:
Amount	721	(170)
Percentage of present value of the scheme liabilities	3.90%	(0.37)%
Total amount recognized in statement of total recognized gains and losses:
Amount	5,672	2,702
Percentage of present value of the scheme liabilities	30.70%	5.97%

26.	Capital commitments

The Group had authorized and contracted but not provided for capital commitments of US$396.3 million, US$246.6 million and US$119.2 million as at December 31, 2003, 2004 and 2005 respectively. The amounts in all years primarily represent commitments in respect of the construction of the Inmarsat-4 satellites. The Group contracted to pay US$2.6 million, US$nil and US$nil at December 31, 2003, 2004 and 2005 respectively under various non-cancellable agreements.

27.	Contingencies

Claims have arisen in the ordinary course of business but the Directors do not consider that these will result in a material loss to the Group.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.	Operating lease commitments

The Group had the following annual commitments under non-cancelable operating leases which expire:

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	Successor
	(US$000)
Land and buildings
Within two to five years	211	863	828
After five years	—	7,965	7,965
Other
Within one year	4,090	39,250	1,906
Within two to five years	32,980	7,661	9,873
After five years	4,624	940	30

	41,905	56,679	20,602

Land and buildings relates primarily to the 25-year leaseback of head office building at 99 City Road, London.

Other operating lease commitments in 2003 and 2004 included the leasing of channels on the Thuraya D1 satellite (contract cancelled effective July 2005).

At December 31, 2003, 2004 and 2005 the Group, in addition to the above operating lease commitments, is contracted to pay warranty costs relating to the BGAN program of US$19.6 million, US$13.6 million and US$6.6 million over the next four years.

29.	Related party transactions

The Company being a 100% owned subsidiary of Inmarsat Group Limited is exempt under paragraph 17 of FRS 8 Related Party Transactions, from the requirements to disclose transactions with entities that are part of the group.

30.	Principal subsidiary undertakings

The following subsidiaries are included in the consolidated financial information:

	Principal activity	Country of incorporation and operation	Effective interest in issued ordinary share capital at December 31, 2005
Inmarsat Ventures Limited	Holding company	England and Wales	100%
Inmarsat Global Limited	Satellite telecommunications	England and Wales	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%
Inmarsat Inc	Service provider	USA	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%
Rydex Corporation Limited	Dormant	England and Wales	100%
Rydex Communications Limited	Dormant	Canada	100%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30.	Principal subsidiary undertakings (Continued)

	Principal activity	Country of incorporation and operation	Effective interest in issued ordinary share capital at December 31, 2005
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%
Inmarsat Services Limited	Employment company	England and Wales	100%
Inmarsat Launch Company Limited	Satellite launch company	Isle of Man	100%
Galileo Ventures Limited	Dormant	England and Wales	100%
iNavSat Limited	Dormant	England and Wales	100%

On September 5, 2005 the Group sold Invsat, a 100% subsidiary, to Nessco Limited, a communications services supplier for the oil and gas industry based in Aberdeen.

On October 17, 2005 the Group disposed of the assets and business of Rydex Corporation Limited to Seawave LLC. Rydex Corporation Limited and Rydex Communications Limited have changed their names to 3946306 Limited and 596199 B.C. Limited respectively.

Inmarsat Limited changed its name to Inmarsat Global Limited on May 27, 2005.

31.	Parent Undertaking and Ultimate Controlling Party

The Company’s parent undertaking and ultimate controlling party is Inmarsat plc, incorporated and registered in England and Wales. The largest and smallest Groups into which the results of the Company are consolidated are headed by Inmarsat plc and the Company respectively.

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by US GAAP.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

The following table contains a summary of the material adjustments to profit for the financial year/period between UK GAAP and US GAAP:

	Note	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(as restated)	(as restated)	(as restated)
		Predecessor	Successor
		(US$000)
Profit for the financial year/period as reported under UK GAAP		135,549	(1,799)	28,128	7,920
US GAAP adjustments:
Pension plans	a	(1,436)	—	2,580	(4,167)
Financial instruments	b	(2,910)	2,206	(10,043)	(1,551)
Interest and cross currency swaps	b	—	(7,668)	2,567	4,388
Foreign exchange translation	b	(3,267)	(921)	(734)	—
Deferred taxation	c	4,256	55	(343)	(16,362)
Facility fees	d	—	4,563	(4,563)	2,517
Development costs and amortization	e	(7,101)	306	(11,363)	(16,896)
Depreciation on tangible fixed assets	f	—	381	2,100	(1,005)
Amortization on goodwill	f	—	604	20,393	20,172
UK National Insurance on stock option	g	(3,971)	—	—	2,150
Other liabilities	l	—	(773)	(993)	—
Capitalized interest	h	752	30	67,518	74,976
Deferred income on disposal of tangible assets	i	—	—	(42,355)	789
Post retirement healthcare	a	—	9	47	(743)
Network and satellite operation costs and amortization	j	—	—	—	(8,700)
Amortization of other intangibles	f	—	(57)	(1,480)	(1,480)

Total adjustments		(13,677)	(1,265)	23,331	54,088

Net income under US GAAP		121,872	(3,064)	51,459	62,008

The following table contains a summary of the material adjustments to shareholders’ funds between UK GAAP and US GAAP:

	Note	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(as restated)	(as restated)
		Successor
		(US$000)
Total shareholders funds as reported under UK GAAP		32,114	64,244	353,673
US GAAP adjustments:
Pension plans	a	2,536	3,250	6,792
Post retirement healthcare	a	1,022	(1,769)	7,582
Financial instruments	b	15,998	12,418	(3,878)
Interest and cross currency swaps	b	(7,668)	1,581	2,297
Foreign exchange translation	b	(2,872)	(3,606)	—
Deferred taxation	c	(55,894)	(80,739)	(97,339)
Facility fees	d	4,563	—	2,517
Development costs	e	(54,671)	(44,177)	(61,073)
Tangible assets	f	(57,875)	5,955	4,660
Goodwill	f	(109,242)	(134,826)	(114,654)
UK National insurance on stock options	g	994	—	2,242
Intangibles	f	76,238	74,758	73,278
Network and satellite operation costs and amortization	j	—	—	(8,410)
Investment property	k	—	—	(3,680)
Capitalized interest	h	30	67,518	142,494
Deferred income on sale of tangible assets	i	—	(58,132)	(57,343)

Net US GAAP adjustments		(186,841)	(157,769)	(104,515)

Shareholders’ equity under US GAAP		(154,727)	(93,525)	249,158

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(a)    Pension plans

Under UK and US GAAP different methods and assumptions are used to determine the pension expense. The principal differences are set out below.

Under UK GAAP, pension and post retirement costs credited/charged against profits relating to the Company’s pension schemes are accounted for in accordance with FRS17 Accounting for Retirement benefits. Under US GAAP, SFAS 87 “Employers’ Accounting for Pensions” prescribes the method and assumptions that may be used to calculate pension costs. Under US GAAP, actuarial gains and losses have only been recognized through the profit and loss accounts to the extent they fall outside a 10% corridor, i.e., 10% of the greater of the value of the projected benefit obligation and the fair value of the plan assets. Under UK GAAP, actuarial gains and losses arising from one valuation to the next are amortized through the statement of total recognized gains and losses. Where an additional minimum liability exists under US GAAP (i.e., where the amount provided for any one scheme does not cover the unfunded accumulated benefit obligation for that scheme), it must be recognized within the pension liability.

(b)    Financial instruments and hedge accounting

During the normal course of business, the Group is exposed to foreign currency risk due to payment of certain operating expenses in currencies other than the Group’s functional currency, primarily sterling. This creates volatility in earnings and cash flows from year to year. The Group makes use of derivative instruments to limit this risk. The objective of the Group is to limit the volatility in earnings and cash flows as a result of this risk.

The Group has adopted a policy for hedging its foreign exchange exposure, which requires all projected non-US dollar expenditures to be hedged on a twelve-month rolling basis. Under UK GAAP, the Group accounts for its foreign currency derivative instruments as hedges and related exchange gains and losses are deferred until the maturity of the contract.

SFAS 133 “Accounting for Derivatives and Hedging Activities” and related standards, adopted effective January 1, 2001, establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activity. Changes in the fair value of derivatives are recorded in each year in current earnings or other comprehensive income, depending on whether a derivative is designated and documented as part of a hedge transaction and, if it is, the type of hedge transaction. The Group uses various derivative instruments, to hedge anticipated foreign currency expenditures. These contracts provide economic hedging to the Company, however do not qualify as hedges for accounting purposes under SFAS 133 in 2003 and 2004. These contracts were settled in 2005 with the gains and losses on settlement recorded in current earnings.

Under US GAAP, unsettled monetary assets and liabilities of the Group, which are in a currency other than US dollars, are translated to US dollars at the year-end spot rate. Under UK GAAP, these unsettled monetary assets and liabilities of the Group, which are in a currency other than US dollars are recorded at the average hedged rate.

Foreign exchange translation represents the adjustment of current assets and liabilities from contract rate to year end spot rate.

(c)    Deferred taxation

Under UK GAAP, full provision is made for deferred tax assets and liabilities arising from timing differences where the Company has an obligation/benefit to pay more tax in the future as a result of past events. Under US GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and tax bases of assets and liabilities and for tax loss carry forwards at the statutory rate for each reporting date including temporary differences. Deferred tax amounts also arise as a result of the other UK GAAP to US GAAP adjustments.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

(d)    Facility Fee

Under UK GAAP, direct costs associated with the origination of loans are taken to the income statement. US GAAP, requires such costs to be recognized as an asset and amortized over the life of the facility based on the effective interest method.

(e)    Development costs

Under UK GAAP, the Company capitalizes development costs associated with the development of the User Terminals (UT) for the R-BGAN and BGAN services. Under US GAAP these development costs are expensed as incurred. Due to the non capitalization of UT development costs the associated amortization recorded under UK GAAP is not recognized for US GAAP purposes.

(f)    Acquisition

Under UK GAAP the acquisition of Inmarsat Ventures Limited is accounted for as an acquisition and the fair value of assets and liabilities acquired is recorded in the consolidated balance sheet. Under US GAAP, the cost of the Inmarsat Ventures Limited acquisition and related financing, including fees and expenses, was allocated to the assets and liabilities of Inmarsat Group Limited under the guidance prescribed in Emerging Issues Task Force 88-16, “Basis in Leveraged Buyout Transactions” (“EITF 88 -16”). Prior to the transaction, the predecessor entity, Inmarsat Ventures Limited, was owned by a number of independent parties. Subsequent to the transaction the predecessor is 100% owned by a newly formed entity, Inmarsat Group Holdings Limited, which is owned 51.7% by new investors, 42.6% by former Inmarsat Ventures Limited shareholders (i.e., the rollover shareholders) and 4.0% by management, and the remainder by an employee benefit trust. For US GAAP purposes, the acquisition and related financing is treated as a leveraged buy-out transaction carried out via a series of highly leveraged transactions.

For US GAAP purposes, the acquired assets and liabilities of Inmarsat Ventures Limited were recorded in the balance sheet of Inmarsat Group Limited at an amount obtained by blending the book value of those assets and their fair value, as described below. The portion of the opening balance calculated by reference to fair value is a percentage equal to the percentage of the equity of Inmarsat Group Holdings Limited held by new shareholders and certain smaller rollover shareholders immediately following the acquisition (63.2%). The portion of the opening balance calculated by reference to book value is a percentage equal to the percentage of the Inmarsat Group Holdings Limited equity held by rollover shareholders holding more than 5% of that equity immediately following the acquisition (36.8%). The application of the preceding rules to the book and fair values of the acquired assets results in a difference between the purchase price in the acquisition (US$1,544.2 million) and the recorded value of the acquired assets. This difference has been recorded as a reduction to the shareholders’ equity of Inmarsat Investments Limited. This treatment under EITF 88-16 gives rise to significant differences between the UK GAAP and US GAAP carrying values of assets and liabilities, particularly in the value of goodwill recorded in the successor balance sheet.

Set out below is the calculation of the opening value of the acquired net assets as reflected in the balance sheet as of December 31, 2003 in accordance with US GAAP:

(US$ in millions)
Fair value of Inmarsat Investments Limited on December 31, 2003	1,544.2

Book value of acquired net assets	1,033.1
Proportional fair value of acquired net assets	975.6
Proportional book value of acquired net assets	380.4

Opening value of acquired net assets	1,356.0

Reduction in shareholders’ equity	188.2

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

Pursuant to US GAAP purchase accounting, the value of the acquired net assets, calculated as set out above, must be allocated to identifiable assets. Identifiable classes of assets for US GAAP purposes are different from those applicable under UK GAAP. The primary difference relates to orbital slots and leasing backlog, each of which must be valued separately under US GAAP, but are included in goodwill under UK GAAP.

Set out below is the final allocation of the value of the acquired net assets to the acquired assets as reflected in the balance sheet as of December 31, 2003 in accordance with US GAAP:

(US$ in millions)
Historical book value of net assets (US GAAP)	1,033.1
Fair value adjustments:
Fixed assets	19.8
Trademarks	12.0
Patents	8.8
Leasing backlog	8.2
Orbital slots	80.2
Current assets	(2.9)
Pension deficit and former transition adjustment	(4.4)
Deferred satellite payments	(1.7)
Deferred financing fees	(1.3)
Post retirement	(1.9)
Other creditors	(7.3)
Deferred taxes	(32.5)

Fair value of assets before goodwill	1,110.1
Goodwill	245.9

Total	1,356.0

Amounts recorded in respect of patents, trademarks and leasing backlog will be amortized on a straight-line basis over their estimated useful lives of twenty, seven and three years, respectively. Indefinite-lived intangibles (orbital slots) and goodwill will not be amortized for US GAAP purposes.

The amount recorded in respect to goodwill noted above is the amount of US GAAP goodwill which differs from goodwill under UK GAAP by approximately U.S$134.8 million as the result of the EITF 88-16 limitation as described above. Goodwill under US GAAP is not amortized; therefore, amortization recorded under UK GAAP is added back.

Deferred tax liabilities arising under US GAAP on acquisition of Inmarsat Ventures Limited result from the difference between the book and tax values that arises from the application of purchase accounting. Deferred tax liabilities arising as a result of the acquisition are US$77.2 million.

The table below presents unaudited proforma financial data related to the results of operations as if the acquisition had taken place at the beginning of the period for both the years ended 2002 and 2003 according to US GAAP. The unaudited proforma combined financial data are provided for informational purposes only, and do not purport to present what the results would actually have been had these transactions actually occurred on the dates presented, or to project the results of operations or financial position for any future period.

	For the year ended December 31,
	2002	2003
	(US$ in millions unaudited)
Revenue	467.2	512.0
Net income	14.3	(9.0)

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

(g)    Stock option costs

During 2004, the Company early adopted the provisions of Statement of Financial Standards (“SFAS”) No. 123 (R), Share Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 (R) supersedes Accounting Principles Bulletin Opinion No. 25, Accounting for Stock Issued to Employees. Under SFAS No. 123 (R), stock options issued to employees are valued at fair value on the grant date and recognized in the income statement over the requisite service period of the option. The Company adopted SFAS No. 123 (R) in connection with the initial grant of stock options by the Company during November 2004. There was no material impact of adopting this standard on 2004 as the Company only issued options for the first time in November 2004. Differences between UK GAAP and US GAAP with regard to the recognition of stock based compensation expense for the years ended December 31, 2004 and December 31, 2005 were not material.

Under UK GAAP, the liability for National Insurance on stock options is accrued based on the fair value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options.

(h)    Capitalized interest

Under UK GAAP, the Group does not capitalize interest. Under US GAAP, the Group capitalizes interest on all qualifying assets. The capitalization rate is applied to the total cumulative cash expenditures for qualifying assets according to SFAS 34.

(i)    Deferred income on disposal of tangible assets

Under UK GAAP, gains arising on sale and leaseback transactions are recognized as other income to the extent that the sale proceeds do not exceed the fair value of the assets concerned. Gains arising on the portion of the sale proceeds that exceed the fair value are deferred and amortized over the minimum lease term. Under US GAAP, the total gains, arising on qualifying sale leaseback transactions are deferred in full and amortized to income in proportion to the corresponding gross rental charges over the minimum lease term.

(j)    Network and satellite operations

Under UK GAAP amounts received from a third party for the reimbursement of additional operating expenditures incurred as a result of non-delivery of the satellite are credited in network and satellite operations costs in the Income Statement. Under US GAAP, any payments received from a third party are presumed to be a reduction of the cost of the asset being constructed. Under US GAAP operating costs are increased and the carrying value of property, plan and equipment is decreased.

(k)    Investment property

Under UK GAAP 250 Old Street property was revalued to fair value, under US GAAP recorded at cost

(l)    Other liabilities

Amount represents the increase to deferred satellite payments and post retirement provision due to the push down of fair value under US GAAP.

INMARSAT INVESTMENTS LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31, 2003, 2004 and 2005

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
	(US$ in millions)
2003 (Successor):
Revenue provision	(1.7)	(0.1)	—	(1.8)
Stock provision	—	(7.5)	—	(7.5)

	(1.7)	(7.6)	—	(9.3)
2004
Revenue provision	(1.8)	(5.6)	1.2	(6.2)
Stock provision	(7.5)	(1.9)	—	(9.4)

	(9.3)	(7.5)	1.2	(15.6)
2005
Revenue provision	(6.2)	(6.9)	7.1	(6.0)
Stock provision	(9.4)	—	—	(9.4)

	(15.6)	(6.9)	7.1	(15.4)

INMARSAT VENTURES LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: the Board of Directors and Shareholders of Inmarsat Ventures Limited

We have audited the accompanying consolidated financial statements of Inmarsat Ventures Limited and its subsidiaries as of December 31, 2003, 2004 and 2005 which comprise the consolidated profit and loss account, consolidated balance sheets, reconciliation of movements in group shareholders’ funds, consolidated statement of group total recognized gains and losses, consolidated statement of cash flows and the related notes for each of the three years in the period ended December 31, 2005. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Ventures Limited and its subsidiaries at December 31, 2003, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United Kingdom.

As dicussed in the accounting policies the Group adopted FRS 17: “Accounting for retirement benefits”. The change has been accounted for retrospectively.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

PricewaterhouseCoopers LLP

London

April 28, 2006

INMARSAT VENTURES LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Note	Year ended December 31,
		2003	2004	2005
		(as restated)	(as restated)
		(US$000)
Revenues	2	512,026	480,723	491,148
Depreciation and amortization	4	(130,454)	(112,358)	(108,058)
Impairment of intangible assets	4	—	(21,857)	—
Other net operating costs	3	(189,611)	(179,600)	(165,345)

Total operating costs		(320,065)	(313,815)	(273,403)

Group operating profit		191,961	166,908	217,745
Gain on disposal of tangible fixed asset	4	—	85,469	—
Loss on termination of subsidiary undertakings	4	—	—	(1,052)
Interest receivable and similar income	5	2,007	1,487	4,524
Interest payable and similar charges	5	(11,345)	(3,013)	(3,942)
Other finance costs	22	(633)	(630)	(819)

Profit on ordinary activities before taxation	4	181,990	250,221	216,456
Taxation expense	8	(58,618)	(56,110)	(66,459)

Profit on ordinary activities after taxation		123,372	194,111	149,997

Dividend paid	9	—	—	(280,236)

(Loss)/profit for the year		123,372	194,111	(130,239)

All activities relate to continuing operations. There is no difference between the results as stated above and the historical cost equivalents.

INMARSAT VENTURES LIMITED

CONSOLIDATED STATEMENT OF GROUP TOTAL RECOGNIZED GAINS AND LOSSES

	Note	Year ended December 31,
		2003	2004	2005
		(as restated)	(as restated)
		(US$000)
Profit after tax (as restated)		123,372	194,111	149,997
Exchange adjustments offset in reserves	20	7,012	740	(719)
Actuarial loss on net pension liability	22	(2,347)	(4,585)	(8,374)
Movement on deferred tax relating to pension liability	8	704	1,376	2,512

Total recognized gains for the year		128,741	191,642	143,416

Prior year adjustment—FRS 17	1			(13,322)

Total recognized gains since last financial statements				130,094

The accompanying notes are an integral part of these financial statements.

INMARSAT VENTURES LIMITED

CONSOLIDATED BALANCE SHEETS

	Note	As at December 31,
		2003	2004	2005
		(as restated)	(as restated)
		(US$000)
Fixed assets
Intangible assets	10	54,671	44,179	61,073
Tangible assets	11	1,204,815	1,182,852	1,356,044

Total fixed assets		1,259,486	1,227,031	1,417,117

Current assets
Stocks	12	2,072	1,240	273
Debtors	13	139,174	219,322	215,223
Short-term deposits		19,189	207,601	33,724
Cash at bank and in hand		2,624	1,532	1,431

Total current assets		163,059	429,695	250,651

Creditors—amounts falling due within one year	14	(181,713)	(182,459)	(220,732)

Net current assets/(liabilities)		(18,654)	247,236	29,919

Total assets less current liabilities		1,240,832	1,474,267	1,447,036

Creditors—amounts falling due after more than one year	15	(33,811)	(65,753)	(144,407)
Provisions for liabilities and charges	16	(152,593)	(156,584)	(174,731)

Net assets excluding pension liability		1,054,428	1,251,930	1,127,898

Pension liability	22	(13,896)	(19,677)	(25,081)

Net assets including pension liability		1,040,532	1,232,253	1,102,817

Capital and reserves
Called up share capital	18	17,559	17,559	17,559
Share premium account	20	582,828	582,828	582,828
Other reserves	20	—	79	7,463
Retained earnings	20	440,145	631,787	494,967

Total equity shareholders’ funds		1,040,532	1,232,253	1,102,817

The accompanying notes are an integral part of these financial statements.

INMARSAT VENTURES LIMITED

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS’ FUNDS

	Note	Ordinary share capital	Share premium account	Other reserves	Retained earnings	Total
		(US$000)
Balance at January 1, 2003 as restated		16,250	3,465	580,671	307,433	907,819
Profit for the financial year (as restated)		—	—	—	123,372	123,372
Exchange adjustments offset in reserves	20	—	—	—	7,012	7,012
Cancellation of equity shares on acquisition by Inmarsat Investments Limited	18	(16,250)	(3,465)	(580,671)	—	(600,386)
Issue of ordinary share capital	18	17,559	582,828	—	—	600,387
UITF 17 charge	20	—	—	—	3,971	3,971
Actuarial losses on pension liability	22	—	—	—	(2,347)	(2,347)
Movement on deferred tax relating to pension liability	8	—	—	—	704	704

Balance at December 31, 2003 as restated		17,559	582,828	—	440,145	1,040,532

Profit for the financial year (as restated)		—	—	—	194,111	194,111
Share option reserve	20	—	—	79	—	79
Exchange adjustments offset in reserves	20	—	—	—	740	740
Actuarial losses on pension liability	22	—	—	—	(4,585)	(4,585)
Movement on deferred tax relating to pension liability	8	—	—	—	1,376	1,376

Balance at December 31, 2004 as restated		17,559	582,828	79	631,787	1,232,253

Loss for the financial year		—	—	—	(130,239)	(130,239)
Share option reserve	20	—	—	3,704	—	3,704
Exchange adjustments offset in reserves	20	—	—	—	(719)	(719)
Actuarial losses on pension liability	22	—	—	—	(8,374)	(8,374)
Movement on deferred tax relating to pension liability	8	—	—	—	2,512	2,512
Revaluation of investment property	20	—	—	3,680	—	3,680

Balance at December 31, 2005		17,559	582,828	7,463	494,967	1,102,817

The accompanying notes are an integral part of these financial statements.

INMARSAT VENTURES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	Year ended December 31,
		2003	2004	2005
		(US$000)
Net cash inflow from operating activities	21	343,358	200,112	309,310

Returns on investments and servicing of finance
Interest received		1,792	698	3,922
Interest paid		(2,080)	(25)	—
Interest element of finance lease rental payments		(218)	(220)	(59)
Dividends paid		—	—	(280,236)

Net cash (outflow)/inflow for returns on investments and servicing of finance		(506)	453	(276,373)

Taxation
UK corporation tax (paid)/received		13,705	1,079	(812)

Net cash (outflow)/inflow from taxation		13,705	1,079	(812)

Capital expenditure and financial investments
Purchase of tangible and intangible fixed assets		(224,151)	(140,155)	(204,300)
Sale of tangible fixed assets		—	125,100	—
Loan to Inmarsat Investments Limited		—	—	(10,559)

Net cash outflow for capital expenditure and financial investment		(224,151)	(15,055)	(214,859)

Acquisitions and disposals
Disposals of subsidiary undertakings and businesses		—	—	9,370
Liquidation of subsidiaries		600	—	—
Investments		(9,500)	—	—

Net cash inflow/(outflow) for acquisitions and disposals		(8,900)	—	9,370

Net cash (outflow)/inflow before management of liquid resources and financing		123,506	186,589	(173,364)

Management of liquid resources
Decrease/(increase) in short-term deposits	21	(16,453)	(188,412)	173,877

Net cash inflow/(outflow) after management of liquid resources		107,053	(1,823)	513

Financing
Bank borrowings	21	(100,000)	—	—
Capital element of finance lease rental payments	21	(63)	(60)	(98)

Net cash outflow from financing		(100,063)	(60)	(98)

Increase/(decrease) in cash in the year	21	6,990	(1,883)	415

The accompanying notes are an integral part of these financial statements.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Principal accounting policies

Background

The principal activity of the Company and its subsidiaries (the “Group”) is the provision of global mobile satellite communication services.

Basis of accounting

The consolidated financial information is prepared under the historical cost convention and in accordance with applicable UK accounting standards.

The preparation of the consolidated financial information requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. The more significant estimates include provisions, pension costs and asset lives. Actual results could differ from those estimates.

Changes in accounting policy and prior year adjustments

The Group has adopted the following new accounting standards that are effective for accounting periods beginning January 1, 2005: FRS 17: Accounting for retirement benefits, FRS 21: Events after the balance sheet date, and FRS 25: Financial instruments: Disclosure and presentation, in these financial statements. The adoption of these standards represents a change in accounting policy and the comparative figures have been restated accordingly.

The Group has applied FRS 17 retrospectively. Under the new policy the Group is required to fully provide for the fair value of all pension and post-retirement liabilities. The effect of the change in accounting policy to is to increase profit for the year by US$0.7 million (2003: decrease US$1.1 million, 2004: decrease US$1.3 million ); and to decrease the total recognized gains and losses by US$5.9 million (2003: US$1.6 million, 2004: US$3.2 million). The impact on retained earnings brought forward at January 1, 2003 is a decrease of US$6.1 million.

The Group adopted FRS 21 in 2005 and the impact of the adoption of FRS 21 is that the final proposed dividend for the year ended December 31, 2005 of US$52.8 million which was declared by the Board in March 2006 is not included in the 2005 financial statements as a liability given the dividend was not approved as at December 31, 2005. The liability will be recorded in 2006.

The change in accounting policy to adopt the presentation requirements of FRS 25 had no impact on the financial statements for the years ended December 31, 2003, 2004 and 2005.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year classification.

Basis of consolidation

The consolidated financial information includes the accounts of the Company and its domestic and overseas subsidiary undertakings. All inter-company transactions and balances with subsidiaries have been eliminated. The results of subsidiary undertakings established or acquired during the period are included in the consolidated profit and loss account from the date of establishment or acquisition. The results of subsidiary undertakings disposed of during the period are included until date of disposal.

Foreign currency translation

The functional and reporting currency of the Group is the US dollar as the majority of operational transactions are denominated in US dollars. Transactions not denominated in dollars during the accounting period have been translated into dollars at an average hedged rate of exchange. Fixed assets denominated in currencies other than the dollar have been translated at the hedged rates of exchange ruling at the dates of acquisition. Monetary assets and liabilities denominated in currencies other than the dollar for which the Group has purchased forward exchange contracts have been translated at the average hedged rates of exchange contained in those contracts. Differences on exchange are dealt with in the profit and loss account.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

Shares issued by the Company and denominated in a currency other than US dollars are translated at the date of the issue.

The Group’s interest in the underlying net assets of non US dollar subsidiary undertakings is translated into dollars at year-end rates. The results of subsidiary undertakings are translated into dollars at average rates of exchange. The adjustment to year-end rates is taken to reserves. Exchange differences that arise on the re-translation of subsidiary undertakings’ balance sheets at the beginning of the year and equity additions and withdrawals during the financial year are dealt with as a movement in reserves.

Financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign currency risk. To the extent that such instruments are matched against an underlying asset or liability they are accounted for using hedge accounting and, therefore, gains and losses are deferred and only recognized upon the maturity of the contract. Where instruments are not matched against an underlying asset or liability losses are accrued in the profit and loss account.

Revenue recognition

Mobile satellite communications services revenue results from utilization charges that are recognized as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services revenues represents the unearned balances remaining from amounts received from customers pursuant to prepaid lease contracts. These amounts are recorded as revenue on a straight-line basis over the respective lease terms, which are typically for periods of one month to twelve months.

The Group’s revenues are stated net of volume discounts which increase over the course of the financial year as specific volume thresholds are met by distribution partners resulting in lower prices.

Revenues in respect of long-term service contracts of the Group’s subsidiary Invsat Limited (disposed of in September 2005) are calculated in a manner appropriate to the stage of completion of the contracts.

Revenue also includes income from services contracts, rental income, conference facilities and income from the sale of R-BGAN (R-BGAN) terminals. The costs of acquiring these terminals are included in ‘other operating costs’ when the sale is recognized

Pensions and post-retirement benefits

The Group operates a hybrid pension scheme and a number of defined contribution pension schemes in its principal locations. The hybrid scheme provides benefits on both a defined benefit and defined contribution basis. The Group recognizes liabilities relating to the defined benefit pension plans and post-retirement healthcare benefits in respect of employees in the UK and overseas.

The Group has adopted FRS 17: Accounting for retirement benefits. For defined benefit schemes the amount charged to operating profit is the cost of accruing pension benefits promised to the employees over the year. Other finance costs/income in the profit and loss account includes a credit equivalent to the Group’s expected return on the pension scheme’s assets over the year, offset by a charge equal to the expected increase in the scheme’s liabilities over the year. The difference between the market value of the scheme’s assets and the present value of the scheme’s liabilities is disclosed as an asset or liability on the balance sheet, net of deferred tax (to the extent that it is recoverable). Pension fund actuarial gains and losses, including investment returns varying from the assumed returns, are recorded in full in the statement of recognized gains and losses annually.

Pension costs for the defined contribution schemes are charged to the profit and loss account as incurred when the related employee service is rendered.

Stock compensation costs

For the years up to December 17, 2003 the Company recognized charges relating to share options granted to employees provided the grant was not contingent on a future event. Where the grant was contingent, a charge was recognized when the contingency was realized. Share option costs represented the difference between the exercise price of these share options and the fair market value of the underlying ordinary shares on the date of

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

grant. The difference was amortized over the performance period or the vesting period where there was no performance criteria of the applicable options, which ranged between 18 months to four years from the grant date, depending on the share option plan under which they were granted. All the existing share option plans were cancelled at the time of the acquisition.

During 2004 the Company adopted FRS 20 “Share-based Payment” for the Inmarsat 2004 Staff Value Participation Plan (“2004 Plan”). The standard requires that where shares or rights to shares are granted to third parties, including employees, a charge is recognized in the profit and loss account based on the fair value of the right to acquire at the date of the grant of the right. The Group recognizes charges relating to share options granted to employees provided the grant is not contingent on a future event. Where the grant is contingent, a charge is recognized when the contingency is realized. Share option costs represent the difference between the exercise price of these share options and the fair market value of the underlying ordinary shares on the date of grant. The difference is amortized over the performance period or the vesting period where there is no performance criteria of the applicable options. See note 19.

The Group recognized a charge for National Insurance contributions on outstanding share options where the options are expected to be exercised.

Deferred taxation

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in future have occurred at the balance sheet date. Timing differences are differences between the Group’s taxable profit and loss and the results as stated in the financial information. No deferred tax is recognized on permanent differences.

Deferred tax is measured at the average tax rates that are expected to apply in the period in which the timing differences are expected to reverse, based on tax rates and law that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. See note 8.

Research and development

Research expenditure is expensed when incurred. Development expenditure is expensed when incurred unless it meets criteria for capitalization. Development costs are only capitalized once a business case has been demonstrated as to the technical feasibility and commercial viability. Capitalized development costs are amortized on a straight-line basis over their expected useful economic life.

Software development costs

Software development costs directly relating to the development of new services are capitalized with the tangible fixed assets to which they relate. Costs are capitalized once a business case has been demonstrated as to technical feasibility and commercial viability. Such costs are depreciated over the estimated sales life of the services, which is generally three years.

Acquisitions and goodwill

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired.

Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill. Goodwill is amortized using the straight-line method over its estimated useful life, not exceeding 20 years. This is the period over which the Director’s estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets.

Fees and similar incremental costs incurred directly in making an acquisition, but excluding finance costs, are included in the cost of the acquisition and capitalized. Internal costs, and other expenses that cannot be directly attributed to the acquisition, are charged to the profit and loss account.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

Space segment capital expenditure

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction

Assets in course of construction relate to the next generation Inmarsat-4 satellites and BGAN services. These assets will be transferred to space segment assets and depreciated over the life of the satellites once they become operational and placed into service. No depreciation has been charged on these assets to date.

Other fixed assets

Other fixed assets are stated at historical cost less accumulated depreciation.

Other intangible assets

Other intangible assets comprise of patents, trademarks and terminal development costs, which are amortized on a straight line basis over their estimated useful lives. The carrying value of other intangible assets is reviewed for impairment each financial year if events or changes in circumstances indicate the carrying value may not be recoverable.

Gains and losses on disposal of tangible and intangible assets

Gains and losses on disposals are determined by comparing net proceeds with the carrying amount. These are included in the profit and loss account.

Gains and losses on termination of subsidiary undertakings

Gains and losses on termination of subsidiary undertakings are determined by comparing net proceeds with the carrying amount. These are included in the Income Statement.

Depreciation of fixed assets

Depreciation is calculated to write off the historical cost less residual values, if any, of fixed assets, except land, on a straight-line basis over the expected useful lives of the assets concerned. The Group selects its depreciation rates carefully and reviews them annually to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to significant tangible fixed assets are:

Space segment	5–15 years
Fixtures and fittings, and other building-related equipment	10 years
Buildings	50 years
Other fixed assets	3–5 years

Effective October 1, 2005, the Group prospectively changed the useful economic lives of the Inmarsat-4 satellites from 13 years to 15 years to better reflect the design life of the spacecraft, the better-than-expected performance of the launch vehicles and the adoption of an optimal mission strategy which are expected to extend the orbital lives of these satellites. The satellite and space segment assets depreciable lives primarily range from 10 to 15 years, with the exception of R-BGAN assets for which they are 5 years. The first of the Inmarsat-4 satellites has now been placed into service and the Group is currently depreciating this asset over 15 years.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

The financial impact of the change in the useful economic lives of the Inmarsat-4 satellite currently being depreciated is a decrease in depreciation expense in 2005 of approximately US$0.8 million.

Asset impairment

Tangible fixed assets, intangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11: Impairment of fixed assets and goodwill, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount for which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognized in the profit and loss account in the period in which it occurs. If an external event gives rise to a reversal of an impairment loss, the reversal is recognized in the profit and loss account and by increasing the carrying amount of the fixed asset or goodwill in the period in which it occurs. The carrying amount of the fixed asset or goodwill will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income generating units are identified as groups of assets, liabilities and associated goodwill that generate income that is largely independent of other cashflow streams. The assets and liabilities include those directly involved in generating the cashflows and an appropriate proportion of corporate assets. For the purposes of impairment review, all space segment assets are treated as one income generating unit.

Leasing commitments

Assets acquired under finance leases, which transfer substantially all the rights and obligations of ownership, have been recorded in the balance sheet as fixed assets at their equivalent capital value and are depreciated over the useful life of the asset. The corresponding liability is analyzed between its short-term and long-term components. The interest element of the finance lease is charged to the profit and loss account over the lease period at a constant rate. Rentals payable under operating leases are typically charged in the profit and loss account in equal annual amounts over the term of the lease.

Interest and finance costs

Interest is recognized in the Profit and Loss Account using the effective yield method on a time proportion basis.

Transaction and arrangement costs of borrowings are capitalized as part of the carrying amount of the borrowings and amortized over the life of the debt in accordance with FRS4: Capital Instruments. Facility fees are expensed as incurred.

Stocks

Stocks are stated at the lower of cost and net realizable value. Cost is determined by the average cost method.

Liquid resources

The Group defines liquid resources as short-term deposits and current asset investments capable of being converted into cash without curtailing or disrupting the business.

Provisions

Provisions, other than in respect of pension, post-retirement healthcare benefits or stock compensation for which accounting policies are described above, are recognized when the Group has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of that obligation can be estimated reliably. Provisions are not recognized unless the transfer of economic benefits is probable.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

Borrowings

Borrowings are initially recognized as proceeds received, net of transaction and arrangement costs incurred. Transaction and arrangement costs of borrowings and the difference between the proceeds and the redemption value are recognized in the Income Statement over the life of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the Balance Sheet date.

Borrowing costs for the construction of assets are not capitalized.

2.	Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services. Within the mobile satellite communications services segment, the Group conducts its activities primarily in four business sectors, being maritime, land, aeronautical and leasing.

‘Other’ primarily comprises the results of subsidiaries, Invsat and Rydex, which have now been disposed of.

An analysis of revenues is set out below, including revenues by business sector.

	Year ended December 31,
	2003	2004	2005
	(as restated)	(as restated)
	(US$000)
Maritime	245,656	251,388	267,143
Land	163,619	133,736	121,845
Leasing (including Navigation)	61,227	56,868	60,875
Aeronautical	13,091	16,922	22,658

Total mobile satellite communications	483,593	458,914	472,521
Other subsidiary revenue	20,880	14,934	11,923
Other income	7,553	6,875	6,704

Total revenues	512,026	480,723	491,148

Other income has been reclassified from net operating costs for all years presented.

Other subsidiary revenues include:

	Year ended December 31,
	2003	2004	2005
	(US$000)
Invsat	19,693	13,227	10,467
Rydex	1,187	1,707	1,456

Total other subsidiary revenues	20,880	14,934	11,923

For the years presented below, the following customers (distribution partners), contributed more than 10% of consolidated revenues.

	Year ended December 31,
	2003	2004	2005
	(US$000)
Customer A	132,505	120,095	120,221
Customer B	111,546	111,528	111,399
Customer C	91,589	89,015	98,452
Customer D	72,204	65,721	68,474

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Segmental information (Continued)

Revenues are allocated to countries based on the location of the distribution partner who receives the invoice for the traffic. These customers sell services to end users who may be located elsewhere. There is no difference on this basis between the origin and destination of revenue.

	Year ended December 31,
	2003	2004	2005
	(US$000)
Europe	237,924	233,688	237,894
North America	166,978	150,952	154,148
Asia and Pacific	85,124	76,341	85,591
Rest of the world	22,000	19,742	13,515

	512,026	480,723	491,148

The comparative period amounts have been restated following the consolidation of several telecommunication companies during the periods.

The Group mainly operates in the geographic areas as included in the table below. The home country of the Group is the United Kingdom with its head office and central operations located in London.

Assets and capital expenditure are allocated based on the physical location of the assets. As the Inmarsat-4 satellites are launched into to orbit they will be recategorised as unallocated.

	2003 Segment assets	Capital expenditure	2004 Segment assets	Capital expenditure	2005 Segment assets	Capital expenditure
	(US$000)
Europe	1,058,974	206,614	1,395,526	140,327	834,968	305,048
North America	—	—	—	—	—	—
Asia and Pacific	—	—	—	—	—	—
Rest of the world	—	—	—	—	—	—
Unallocated(a)	363,571	—	261,200	—	832,800	—

	1,422,545	206,614	1,656,726	140,327	1,667,768	305,048

(a)	Unallocated items relate to satellites, which are in orbit.

Because of the integrated nature of the satellite infrastructure, it is not feasible to show profit for the years by geographic location.

3.	Net operating costs

	Year ended December 31,
	2003	2004	2005
	(as restated)	(as restated)
	(US$000)
Own work capitalized	20,242	25,858	25,202
Network and satellite operations	(40,872)	(50,004)	(38,778)
Other external charges	(94,591)	(68,920)	(56,173)

Total external charges	(135,463)	(118,924)	(94,951)
Staff costs (see below)	(74,390)	(86,534)	(95,596)

Total other net operating costs	(189,611)	(179,600)	(165,345)
Depreciation and amortization	(130,454)	(112,358)	(108,058)
Impairment of intangible assets	—	(21,857)	—

Total operating costs	(320,065)	(313,815)	(273,403)

Wages and salaries	(62,336)	(73,779)	(71,081)
Social security costs	(6,973)	(6,659)	(7,621)
Pension costs (note 22)	(5,081)	(6,017)	(6,399)
Share options granted to executive Directors and employees (note 19)	—	(79)	(6,495)
Equity-settled share-based payments—SIP incentive scheme	—	—	(4,000)

Total staff costs	(74,390)	(86,534)	(95,596)

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Net operating costs (Continued)

Own work capitalized, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset.

Wages and salaries for the years ended December 31, 2003, 2004 and 2005 include post-retirement healthcare costs of US$0.4 million, US$0.5 million and US$0.5 million respectively. See note 22.

Staff costs for the years ended December 31, 2003, 2004 and 2005 include redundancy costs of US$nil, US$9.3 million and US$nil respectively. See note 16.

4.	Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging/(crediting):

	Note	Year ended December 31,
		2003	2004	2005
		(as restated)	(as restated)
		(US$000)
Depreciation of tangible assets:
—leased		50	67	—
—owned		122,430	111,157	106,470
Amortization of intangible assets	10	7,974	1,134	1,588
Impairment of intangible assets		—	21,857	—
Operating lease rentals
—Land and buildings		573	1,519	8,639
—Services equipment, fixtures and fittings		2,520	1,941	1,626
—Space segment		32,039	40,398	23,980
Auditors’ remuneration and expenses—audit services		401	376	667
Auditors’ remuneration and expenses—non-audit services		78	79	3
Staff costs	3	74,390	86,534	95,596
Advertising costs		16,642	9,293	7,630
Research and development costs—current year		578	541	221

The Group incurred fees of US$3.0 million in 2003 in connection with the acquisition, US$1.3 million in 2004 in connection with the notes offering with the auditors. These costs have been included in the transaction costs for 2003 and 2004.

In addition to the audit fees disclosed above, the Group’s Pension Plan incurred audit fees from the Group’s auditors of US$18,870, US$18,230 and US$14,656 for the years ended December 31, 2003, 2004 and 2005 respectively.

On November 30, 2004, the Group entered into a sale and 25-year leaseback contract for the head office building at 99 City Road, London. The gross proceeds from the sale of the building were US$125.1 million, which resulted in a gain on disposal of this asset of US$85.5 million in the 2004 financial year. The annual rental of the building in future periods will be approximately US$8.0 million (£4.5 million). In the 2004 and 2005 financial years, rental costs were US$0.8 million and US$8.0 million, respectively.

On September 2, 2005, the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. Invsat Limited provided integrated communications networks and systems using VSATs (transportable terminals that access broadband services provided over satellite systems operating in the C-band and Ku-band radio frequencies), principally to end-users in the oil and gas sector. The Group received US$7.8 million in gross cash proceeds and reported a loss on disposal of US$3.0 million.

On October 17, 2005, the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. Rydex Corporation Limited developed email and data communications software tailored for use in the maritime sector. The Group received US$2.6 million in gross cash proceeds and reported a gain on disposal of tangible assets of US$1.9 million.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Interest

	Year ended December 31,
	2003	2004	2005
	(US$000’s)
Interest payable on bank loans and overdrafts	(8,351)	(164)	(575)
Interest payable under finance lease contracts	(218)	(220)	(249)
Unwinding of discount on deferred satellite liabilities	(2,776)	(2,629)	(3,118)

Total interest payable and similar charges	(11,345)	(3,013)	(3,942)

Bank interest receivable and other interest	364	1,388	3,910
Realized gain on cross currency interest rate swaps	1,429	—	—
Late payment interest and Inland Revenue interest	214	69	—
Intercompany interest receivable	—	30	614

Total interest receivable and similar income	2,007	1,487	4,524

Net interest payable	(9,338)	(1,526)	(582)

6.	Employee numbers

The average monthly number of people (including the executive Directors) employed during the year by category of employment:

	Year ended December 31,
	2003	2004	2005
Network and satellite operations	145	138	125
Marketing and business development	117	114	112
Product development and engineering	116	117	103
Business infrastructure, administration, finance and legal	159	145	139

	537	514	479

7.	Directors’ remuneration

All the Directors of the Company are Directors of Inmarsat plc, the ultimate parent undertaking, and disclosure of all Directors’ emoluments are included in the Financial Statements of Inmarsat Group Limited. No Directors of Inmarsat Ventures Limited received remuneration for their qualifying services to the Company.

8.	Taxation

The tax charge is based on the taxable profits for the year and comprises:

	Year ended December 31,
	2003	2004	2005
	(as restated)	(as restated)
	(US$000)
Corporation tax at 30%—current year	16,044	54,442	47,522
Deferred tax—current year	50,235	2,044	18,910

	66,279	56,486	66,432
Adjustments in respect of previous years
Current Corporation tax	(1,087)	244	(71)
Deferred tax	(6,574)	(620)	98

	58,618	56,110	66,459

The Group has yet to agree the open market value of certain assets on our transition from an intergovernmental organization to a limited company in 1999 and discussions are ongoing with the UK Inland Revenue. Agreement may result in tax credits in future years.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Taxation (Continued)

The Group’s effective tax rate reconciliation is as follows:

	Year ended December 31,
	2003	2004	2005
	(as restated)	(as restated)
	(US$000)
UK statutory tax rate	30%	30%	30%
Profit on ordinary activities before taxation (as restated)	181,990	250,221	216,456

Corporation tax provision at UK statutory rate	54,597	75,066	64,937
Capital allowances in excess of depreciation	(44,618)	(3,456)	(21,127)
Effect of overseas tax rates	—	—	34
Gain on sale of assets	—	—	(240)
Tax loss on disposal of shares	—	(4,718)	—
Non-taxable accounting gain on disposal of building	—	(20,923)	—
Other timing differences	—	—	1,815
Other non-deductible expenses	5,086	7,370	2,300
(Pension contribution relief in excess of pension cost charge)/pension cost charge in excess of pension contribution relief	979	1,103	(197)

Current tax charge for the year	16,044	54,442	47,522

Deferred taxation

The provision for deferred tax comprises:

	Year ended December 31,
	2003	2004	2005
	(as restated)	(as restated)
	(US$000)
Accelerated capital allowances	150,065	155,154	172,149

Deferred tax on share options	—	24	1,839
Other short-term timing differences	1,778	—	—

Liability recognized excluding that relating to pension liability (note 16)	151,843	155,178	173,988

Pension liability (note 22)	(5,955)	(8,434)	(10,748)

Total provision for deferred tax	145,888	146,744	163,240

As at January 1, 2005 as previously reported			155,178
Prior year adjustment			(8,434)

As at January 1, 2005 as restated			146,744

Deferred tax charged in the profit and loss account			19,008
Deferred tax charged to the statement of total recognized gains and losses			(2,512)

As at December 31, 2005			163,240

9.	Dividends

On June 22, 2005 the Board declared and paid a dividend in specie received from Inmarsat Global Limited of US$255.4 million to Inmarsat Investments Limited (immediate parent company).

On September 29, 2005 the Board declared and paid an interim dividend of US$24.8 million to Inmarsat Investments Limited.

In accordance with FRS 21, a final proposed dividend in respect of the year ended December 31, 2005 of US$52.8 million, payable to Inmarsat Investments Limited, has not been reflected in the 2005 Financial Year as it is yet to be approved.

No dividend was declared for the years ended December 31, 2003 and 2004.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Intangible fixed assets

Terminal Development costs
(US$000)
Cost at January 1, 2003	47,876
Additions	14,769

Cost at December 31, 2003	62,645
Additions	12,499

Cost at December 31, 2004	75,144
Additions	18,482

Cost at December 31, 2005	93,626

Accumulated amortization at January 1, 2003	—
Charge for the year	(7,974)

Accumulated amortization at December 31, 2003	(7,974)
Impairment	(21,857)
Charge for the year	(1,134)

Accumulated amortization at December 31, 2004	(30,965)
Charge for the year	(1,588)

Accumulated amortization at December 31, 2005	(32,553)

Net book amount at December 31, 2003	54,671

Net book amount at December 31, 2004	44,179

Net book amount at December 31, 2005	61,073

User terminal development costs directly relating to the development of the user terminals for the R-BGAN and BGAN services are capitalized as intangible fixed assets. R-BGAN costs are being amortized over the estimated sales life of the services which is five years. BGAN costs have started to be amortized in 2005 and will be amortized over the estimated sales life of the services, which is 10 years.

As part of the finalization of the fair values during 2004 the Group reviewed the analysis of the R-BGAN assets which would be reused in the provision of BGAN services and also the latest forecasts of cash flows from the R-BGAN services. It was determined that the user terminal development costs which had been capitalized no longer met the criteria for capitalization in light of the projected future sales of user terminals and so were impaired.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Tangible fixed assets

	Freehold and long leasehold and buildings	Services equipment, fixtures and fittings	Space segment	Assets in course of construction	Total
	(US$000)
Cost at January 1, 2003	68,488	396,492	1,934,807	547,671	2,947,461
Exchange revaluation	450	598	—	—	1,048
Additions	175	14,534	571	176,513	191,793
Disposals	—	(1,224)	—	—	(1,224)

Cost at December 31, 2003	69,113	410,400	1,935,378	724,184	3,139,075
Exchange revaluation	350	414	—	—	764
Additions	21	4,029	16,883	106,827	127,760
Disposals	(64,201)	(93)	—	—	(64,294)

Cost at December 31, 2004	5,283	414,750	1,952,261	831,011	3,203,305
Additions/transfers	3,680	11,218	562,989	(291,095)	286,792
Disposals	(5,283)	(10,515)	—	—	(15,798)

Cost at December 31, 2005	3,680	415,453	2,515,250	539,916	3,474,299

Accumulated depreciation at January 1, 2003	(21,478)	(313,700)	(1,473,434)	—	(1,808,612)
Exchange revaluation	(7)	(253)	—	—	(260)
Charge for the year	(2,193)	(25,247)	(98,373)	—	(125,813)
Disposals	—	425	—	—	425

Accumulated depreciation at December 31, 2003	(23,678)	(338,775)	(1,571,807)	—	(1,934,260)
Exchange revaluation	(45)	(379)	—	—	(424)
Charge for the year	(1,995)	(19,789)	(89,440)	—	(111,224)
Disposals	25,402	53	—	—	25,455

Accumulated depreciation at December 31, 2004	(316)	(358,890)	(1,661,247)	—	2,020,453
Charge for the year	(47)	(16,183)	(90,240)	—	(106,470)
Disposals	363	8,305	—	—	8,668

Accumulated depreciation at December 31, 2005	—	(366,768)	(1,751,487)	—	(2,118,255)

Net book amount at December 31, 2003	45,435	71,625	363,571	724,184	1,204,815

Net book amount at December 31, 2004	4,967	55,860	291,014	831,011	1,182,852

Net book amount at December 31, 2005	3,680	48,685	763,763	539,916	1,356,044

Assets acquired under finance leases are included at the net book amount of US$0.3 million, US$0.2 million and US$nil at December 31, 2003, 2004 and 2005.

Included within the net book amount of services equipment, fixtures and fittings at December 31, 2003, 2004 and 2005 are rental assets of US$2.3 million, US$2.2 million and US$nil.

The Group has reclassified the cost of assets relating to the Inmarsat-4 satellites and BGAN services from space segment assets to assets in the course of construction. The reclassification has been made retrospectively and resulted in a reduction to space segment assets of US$724.2 million for the year ended December 31, 2003. This adjustment is in accordance with Schedule 4 of the Companies Act and does not affect net assets. No depreciation is charged on assets in the course of construction.

The net book amount of freehold land and buildings is US$9.4 million, US$5.0 million and US$3.7 million as at December 31, 2003, 2004 and 2005 respectively.

The net book amount of long leasehold land and buildings is US$70.0 million, US$nil and US$nil as at December 31, 2003, 2004 and 2005 respectively. Long leases are defined as leases with over 50 years remaining.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Tangible fixed assets (Continued)

At December 31, 2003, 2004 and 2005 the net book amount of software development costs included within services equipment, fixtures and fittings was US$4.0 million, US$6.0 million and US$9.1 million net of accumulated depreciation of US$13.8 million, US$16.3 million and US$18.2 million. Depreciation charges in each of the years ended December 31, 2003, 2004 and 2005 were US$1.9 million, US$2.5 million and US$1.9million.

There were no asset retirement obligations for the years ended December 31, 2003, 2004 and 2005.

12.	Stock

	Year ended December 31,
	2003	2004	2005
	(US$000)
Finished goods	1,326	629	273
Raw materials and consumables	746	611	—

	2,072	1,240	273

The carrying value of stock is not materially different from replacement cost.

13.	Debtors

Amounts falling due within one year

	Year ended December 31,
	2003	2004	2005
	(US$000)
Trade debtors	116,472	139,095	134,641
Other debtors	10,385	10,850	10,698
Amounts due from parent undertakings	—	59,158	60,476
Other prepayments and accrued income	12,317	10,219	9,408

	139,174	219,322	215,223

Included in other prepayments and accrued income are amounts recoverable on contracts of US$2.8 million, US$3.4 million and US$nil million as at December 31, 2003, 2004 and 2005.

14.	Creditors—amounts falling due within one year

	Year ended December 31,
	2003	2004	2005
	(as restated)	(as restated)
	(US$000)
Trade creditors	98,257	41,501	101,088
Bank loans and overdrafts	624	1,415	899
Obligations under finance leases (note 17)	67	54	—
Amounts due to parent undertakings	5,000	1,207	37,203
Amounts due to former shareholders	1,318	1,732	—
Corporation tax	20,540	75,572	—
Other taxation and social security	1,944	1,480	1,683
Other creditors	1,009	759	12,137
Deferred satellite payments	6,665	7,352	10,002
Accruals and deferred income	46,289	51,387	57,720

	181,713	182,459	220,732

Amounts due to parent undertakings are unsecured, interest free and repayable on demand.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.	Creditors—amounts falling due after more than one year

	Year ended December 31,
	2003	2004	2005
	(US$000)
Trade Creditors	—	35,251	33,950
Obligations under finance leases	91	44	—
Deferred satellite payments	33,702	30,445	40,687
Accruals and deferred income	18	13	—
Corporation tax liability	—	—	69,770

	33,811	65,753	144,407

The following is a summary of trade creditors and deferred satellite payments due after more than one year as at December 31, 2005.

	Deferred satellite Payments	Trade Creditors
	(US$000)
December 31, 2007	9,520	33,950
December 31, 2008	8,514	—
December 31, 2009	7,317	—
December 31, 2010	4,912	—
Due after five years	10,424	—

Total	40,687	33,950

16.	Provisions for liabilities and charges

	Restructuring provision	Deferred Tax excluding deferred tax on pension deficit	Other	Total
	(US$000)
As at January 1, 2003	2,651	115,199	6,500	124,350
Charged in respect of current year	—	51,214	3,750	54,964
Charged in respect of prior year	—	(6,574)	—	(6,574)
Utilized in the year	(2,651)	—	(9,500)	(12,151)
Transfer to current tax	—	(7,996)	—	(7,996)

As at December 31, 2003	—	151,843	750	152,593

Charged in respect of current year	9,282	3,147	(400)	12,029
Charged in respect of prior year	(8,226)	(620)	—	(8,846)
Utilized in the year	—	808	—	808

As at December 31, 2004	1,056	155,178	350	156,584

Charged in respect of current year	—	18,712	—	18,712
Charged in respect of prior year	—	98	—	98
Utilized in the year	(663)	—	—	(663)

As at December 31, 2005	393	173,988	350	174,731

The post-retirement healthcare provision previously disclosed within provisions for liability and charges is disclosed within the net pension deficit on restatement for FRS 17. See note 22.

Of the total deferred tax provision in note 8 of US$163.2 million (2003: US$145.9 million, 2004: US$146.7 million), a deferred tax asset of US$10.7 million (2003: US$6.0 million, 2004: US$8.4 million) has been deducted in arriving at the net pension deficit on the balance sheet.

Other provisions in 2003 represent amounts payable in connection with a dispute between the Company and APR Limited, the other shareholder in former joint venture Airia, US$4.0 million was paid in 2002. In 2003, an agreement was reached for final settlement, and a payment of US$9.5 million was made on November 7, 2003,

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	Provisions for liabilities and charges (Continued)

resulting in a further charge to the profit and loss account of US$3.0 million. Other provisions in 2004 and 2005 relate to an onerous lease provision on premises located in Washington occupied by Airia which will unwind by 2008.

In April 2004, management conducted a review of business operations which led to a reduction in headcount of 64 across several of the Group’s business activities. The amount charged for the years ended December 31, 2004 and 2005 was US$9.3 million and US$nil respectively. The amount of the redundancy benefits paid and charged against the liability at December 31, 2004 and 2005 was US$8.2 million and US$0.7 million respectively. The redundancy provision that remains unpaid in respect of this restructuring at December 31, 2004 and 2005 is US$1.1 million and US$0.4 million respectively.

17.	Obligations under finance leases

	Year ended December 31,
	2003	2004	2005
	(US$000)
Due within one year	67	54	—
Due in two to five years	91	44	—

	158	98	—

18.	Called up share capital

Equity
(US$000)
Authorized:
200,000,010 ordinary shares of 10 pence each	32,400
1 special rights non-voting redeemable preference share of £1.00	—

At December 31, 2003, 2004 and 2005	32,400

Allotted, issued and fully paid
Cancellation of 100,345,801 ordinary shares at December 17, 2003	(16,250)
Issue of 100,345,801 ordinary shares of 10 pence each at December 17, 2003	17,559

At December 31, 2003, 2004 and 2005	17,559

The special rights non-voting redeemable preference share was issued to the International Mobile Satellite Organization on April 15, 1999 and carries no voting rights. It is not transferable and does not confer any right to participate in profits. The International Mobile Satellite Organization may, at any time after consulting the Company and subject to the provisions of the Companies Act, require the Company to redeem the special share at par by giving written notice and delivering the relevant share certificate.

In December 2003, the Company entered into a Scheme of Arrangement whereby a cash offer of US$15.00 per share was made by Inmarsat Investments Limited (formerly Grapeclose Limited) to acquire the ordinary shares of the Company. This was approved by the shareholders of Inmarsat Ventures Limited on December 1, 2003 and received court approval on December 17, 2003. Under the scheme, the existing shares of the Company were cancelled, and new shares were issued to Inmarsat Investments Limited.

19.	Employee Share Options

In November 2004, Inmarsat plc (the ultimate parent company) adopted the Staff Value Participation Plan (2004 Plan). 219,020 A ordinary shares were granted under the 2004 Plan to any Director or employee of the Group. Options under the 2004 Plan vest as follows: (i) 25% granted and held by optionholders have vested and became exercisable in July 2005; (ii) 37.5% of the options granted under the 2004 Plan and held by optionholders have vested and became exercisable in March 2006; and (iii) all remaining options granted under the 2004 Plan and held by optionholders will vest and become exercisable on December 1, 2006. Whenever options are exercised under the 2004 Plan the holder must pay a charge of €1 for each tranche of options exercised. The options expire 10 years from the date of grant. There were no outstanding options at December 31, 2003 as all options were cancelled under the terms of the acquisition.

A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan to employees in January 2005. This was made on equivalent terms to the initial grant in November 2004.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Employee Share Options (Continued)

A third grant of options over 1,175,240 ordinary shares of €0.005 each was approved in May 2005 under the 2004 Plan and granted to employees in June 2005. This was made on equivalent terms to the initial grant in November 2004.

A summary of share option activity for the 2004 plan as at December 31, 2005 is as follows:

	Shares available for grant	Options outstanding	Weighted average exercise price per Option
Balance at January 1, 2004	—	—	—
Shares reserved	280,800	—	—
Granted	(219,020)	219,020	—
Forfeited	300	(300)	—

Balance at December 31, 2004	62,080	218,720	—

Granted (January 2005)	(7,140)	7,140	—
Forfeited	2,300	(2,300)	—

Balance pre share split	57,240	223,560	—

Share split (20:1) June 22, 2005	1,144,800	4,471,200	—
Shares issued on IPO	51	—	—
Granted	(1,175,240)	1,175,240	—
Forfeited	72,275	(72,275)	—
Exercised	—	(1,233,270)	£3.28

Balance at December 31, 2005	41,886	4,340,895	£3.28

Exercise Price per tranche	—	€1.00	—

The weighted average of the remaining contractual life for the 2004 plan is 9.0 years.

In line with FRS 20, Share-Based Payment, the Group recognized US$6.5 million in share compensation costs for the year ended December 31, 2005 (2004: US$0.1 million, 2003: US$nil). Total share-based compensation costs will be recognized over the vesting period of the options ranging from one to four years.

Prior to Inmarsat plc (the ultimate parent company) being publicly quoted, the exercise price of the options under the A ordinary shares issued in the 2004 Plan of Inmarsat plc is de minimis in nature, the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant. This fair value of US$12.50 per share (before any adjustment for the share split in June 2005) was calculated using a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the Directors using the independent analysis which had been prepared.

For the options granted under the 2004 Plan in June 2005 (before share split), the fair value was estimated by the Directors to be US$30.00 per share. The US$30.00 was calculated using a similar methodology as the Directors of Inmarsat plc continued to believe that the ‘discounted trading multiple’ approach was the most appropriate.

Inmarsat plc also operates a Bonus Share Plan (BSP) and awards were granted on May 31, 2005 but were only awarded after the announcement of the results for the year ended December 31, 2005 in March 2006. There was an additional grant under this scheme in September 2005 with the same conditions as the original grant. These awards were made in the form of a conditional allocation of shares. The performance conditions attached to the annual bonus plan are non-market based performance conditions.

The awards will vest in three equal tranches following the announcement of the final results for each of the years ended December 31, 2006, 2007 and 2008, subject to continued employment. The rules of the BSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using shares only.

As the BSP provides free share awards with no market based performance condition attached, and which carry an entitlement to dividends paid in cash or shares during the vesting period, the fair value of the awards is

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Employee Share Options (Continued)

the value of the grant. This is due to the fact that regardless of the market price at the time the award or shares is made, the total value of shares to be awarded will not change. A total number of 215,542 shares have been awarded at a share price of £3.83 in respect of the two grants made under the BSP.

In addition to the BSP Inmarsat plc also operates a Performance Share Plan (PSP) where awards were granted on May 31, 2005 in the form of a conditional allocation of shares. The number of shares subject to the award was determined by reference to the price at which the shares were offered for sale on Admission of £2.45 per share. Participants are entitled to receive the value of any dividends that are paid during the vesting period in the form of cash or additional shares. There was an additional grant in September 2005 with the same requirements except the reference price in determining the number of shares was £3.24 (market value of shares on the date of grant).

The PSP shares will not normally be transferred to participants until the third anniversary of the award date. The transfer of shares is dependent upon the performance condition being satisfied over the three consecutive years starting in the year the award date falls which is the year ended December 31, 2005. The rules of the PSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using shares only.

Options under the PSP were valued using the Deloitte Option Pricing Tool. The performance condition is based on the Group’s Total Shareholder Return (TSR) relative to constituents of the F TSE 350 index (excluding investment trusts) and a non-market based condition, based on EBITDA measured over a three-year period. The vesting schedule for PSP awards is structured so that the shape of the TSR vesting schedule is determined by EBITDA performance. The market based performance condition has been incorporated into the valuation. The fair value of the allocation and the assumptions used in the calculation are as follows:

	Performance Share Plan
Grant date	May 31, 2005	September 29, 2005
Grant price	£1.96	£3.24
Exercise price	nil	nil
Bad leaver rate	0%	0%
Vesting period	3 years	3 years
Expected correlation between any pair of shares in PSP comparator group	12%	10%
Volatility	36%	34%
Fair value per share	£1.34	£2.20

Both the BSP and PSP share awards expire 10 years after date of grant. The weighted average of the remaining contractual life for BSP and PSP share awards is 9.7 years and 9.4 years, respectively.

Inmarsat plc also operates a UK Sharesave Scheme for which the first invitation was made in June 2005. The Sharesave Scheme is an Inland Revenue approved scheme open to all UK PAYE-paying permanent employees. The maximum that can be saved each month by an employee is £250. Savings over the period plus interest may be used to acquire shares at the end of the savings contract. The options have been granted at a 20% discount to market value of the shares on the invitation date (June 23, 2005). The Scheme operates with a three year savings contract. Options are exercisable for a period of up to six months following the end of the three year savings contract. No dividends are accumulated on options during the vesting period.

Inmarsat plc also operates an International Sharesave Scheme which mirrors the operation of the UK Sharesave Scheme as closely as possible. However, instead of receiving a share option, participants receive the spread between the share price at the end of the vesting period and the exercise price, delivered (at the Company’s discretion) in cash or shares. It is Inmarsat plc’s intention to satisfy the awards using shares only.

Options under the UK and International Sharesave Schemes expire after a maximum of 3.5 years following the initial savings payment having been made. The weighted average of the remaining contractual life for both the UK and International Sharesave Schemes is 3.1 years.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Employee Share Options (Continued)

Options under both the UK and International Sharesave Schemes have been valued using the Black Scholes model with the following assumptions:

	Sharesave Scheme (UK)	Sharesave Scheme (Int)
Grant date	July 21, 2005	October 19, 2005
Market price date of Grant	£3.14	£2.80
Exercise price	£2.24	£2.24
Bad leaver rate	5%pa	5%pa
Vesting period	3 years	3 years
Volatility	35%	34%
Dividend yield assumption	3.6%	2.8%
Risk free interest rate	4.25%	4.25%
Fair value per option	£1.10	£0.90

The historic volatility is based on the constituents of the FTSE 350 Telecoms Service Index, which was measured over three years to each of the grant dates. The volatility assumption used for each of the awards is based on median volatility for the constituents of the sector.

A summary of share awards and option activity as at December 31, 2005 is as follows:

Share Awards and options oustanding	Performance Share Plan	Sharesave Scheme (UK)	Sharesave Scheme (Int)
Balance at December 31, 2004	—	—	—
Granted	807,869	844,468	111,798
Balance at December 31, 2005	807,869	844,468	111,798

Exercise Price per share	—	£2.24	£2.24

20.	Reserves

	Share premium account	Other reserve	Retained earnings
	(US$000)
Balance at January 1, 2003 (as restated)	3,465	580,671	307,433

Profit for the financial year (as reported)	—	—	124,465
Prior year adjustment—FRS 17	—	—	(1,093)
Profit for the financial year (as restated)	—	—	123,372
Exchange adjustments offset in reserves	—	—	7,012
Cancellation of equity shares on acquisition by Inmarsat Investments Limited	(3,465)	(580,671)	—
Issue of ordinary share capital	582,828	—	—
UITF 17 charge	—	—	3,971
Actuarial loss on pension liability	—	—	(2,347)
Movement on deferred tax relating to the pension liability	—	—	704

Balance at December 31, 2003 (as restated)	582,828	—	440,145

Profit for the financial year (as reported)	—	—	195,394
Prior year adjustment—FRS 17	—	—	(1,283)
Profit for the financial year (as restated)	—	—	194,111
Share option reserve	—	79	—
Exchange adjustments offset in reserves	—	—	740
Actuarial loss on pension scheme	—	—	(4,585)
Movement on deferred tax relating to the pension scheme	—	—	1,376

Balance at December 31, 2004 (as restated)	582,828	79	631,787

Loss for the financial year	—	—	(130,239)
Share option reserve	—	3,704	—
Actuarial losses on pension liability	—	—	(8,374)
Movement on deferred tax relating to the pension liability	—	—	2,512
Exchange adjustments offset in reserves	—	—	(719)
Revaluation of investment property	—	3,680	—

Balance at December 31, 2005	582,828	7,463	494,967

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Reserves (Continued)

The other reserve in 2003 represents the difference between the nominal value of shares issued and the net book value of assets acquired on transition.

The UITF 17 (Urgent Issues Task Force Abstract 17, “Employee share schemes”) charge represents the difference between the exercise price of share options provided to employees, and the fair market price of these share options at the date they were granted. As these options were contingent upon the sale or flotation of the Company, no charge was recognized at the time of the issue of the options. As the options were bought out under the terms of the cash offer, a UITF 17 charge has been recognized in 2003.

At December 31, 2003, 2004 and 2005, other reserves also includes US$nil, US$0.1 million and US$3.8 million, respectively, recognized in line with FRS 20 “Share-based Payment” for the Group’s share option plans. The Group recognizes charges principally relating to share options granted over the vesting period of 4 years. See note 19.

The effect of the change in accounting policy for the adoption of FRS 17 to is to increase profit for the year by US$0.7 million (2003: decrease US$1.1 million, 2004: decrease US$1.3 million ); and to decrease the total recognized gains and losses by US$5.9 million (2003: US$1.6 million, 2004: US$3.2 million). The impact on opening retained earnings at January 1, 2003 is a decrease of US$6.1 million and on closing retained earnings at December 31, 2003 and December 31, 2004 is a decrease of US$1.1 million US$1.3 million, respectively.

The Group classifies its property at 250 Old Street as an investment property in 2005. Investment property comprises freehold office buildings, held for long-term rental yields and is not occupied by the Group. Investment property is carried at fair value under UK GAAP, representing open-market value determined annually by external valuers. Prior to January 1, 2005 the property was not classified as an investment property as its primary purpose was for administrative storage purposes. In 2005 management agreed to lease the property and as such the definition of property changed to an “investment property”. The impact on the Group’s balance sheet as at December 31, 2005 is an increase to fixed assets and reserves of US$3.7 million.

21.	Notes to cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities:

	Year ended December 31,
	2003	2004	2005
	(as restated)	(as restated)
	(US$000)
Operating profit (as restated)	191,961	166,908	217,745
Depreciation	122,480	111,224	106,470
Amortization	7,974	1,134	1,588
Impairment	—	21,857	—
UITF 17 non-cash charge	3,971	—	—
Non-cash effect of issue of share capital to employees	—	—	6,495
Write off of stock	—	1,460	—
(Decrease)/increase in stocks	1,424	(629)	386
(Decrease)/increase in debtors	10,211	(79,359)	9,264
(Decrease)/increase in creditors	5,358	(26,935)	(27,704)
(Decrease)/increase in provisions	(21)	4,452	(4,934)

Net cash inflow from operating activities	343,358	200,112	309,310

Reconciliation of net cash flow to movement in net debt:

	Year ended December 31,
	2003	2004	2005
	(US$000)
Net debt at beginning of year	99,475	(21,031)	(207,620)
Increase/(decrease) in cash in the year	(6,990)	1,883	(415)
Movements in liquid resources	(16,453)	(188,412)	173,877
Capital element of finance lease rental payments	(63)	(60)	(98)
Bank borrowings	(100,000)	—	—
Non-cash adjustment	3,000	—	—

Net debt	(21,031)	(207,620)	(34,256)

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.	Notes to cash flow statement (Continued)

Analysis of net debt:

	Cash at bank and in hand	Overdraft	Cash at bank less overdrafts	Short-term investment	Finance lease obligations	Bank borrowings	Total
	(US$000)
Balance at January 1, 2003	(8,336)	13,326	4,990	(2,736)	221	97,000	99,475
Net cash flow	5,712	(12,702)	(6,990)	(16,453)	(63)	(100,000)	(123,506)
Non-cash adjustment	—	—	—	—	—	3,000	3,000

At December 31, 2003	(2,624)	624	(2,000)	(19,189)	158	—	(21,031)

Net cash flow	1,092	791	1,883	(188,412)	(60)	—	(186,589)

At December 31, 2004	(1,532)	1,415	(117)	(207,601)	98	—	(207,620)

Net cash flow	101	(516)	(415)	173,877	(98)	—	173,364

At December 31, 2005	(1,431)	899	(532)	(33,724)	—	—	(34,256)

Non-cash adjustments in 2003 relates to bank borrowings comprising amortization of arrangement costs of new banking facilities.

Net cash movement in bank borrowings:

	Year ended December 31,
	2003	2004	2005
	(US$000)
Net borrowings drawn down under new facility	—	—	—
Termination of bank borrowings	(100,000)	—	—

Net cash movement in bank borrowings	(100,000)	—	—

22.	Pension arrangements and post-retirement benefits

FRS 17, “Accounting for retirement benefits”, has been adopted in full with effect from January 1, 2005 and all comparatives have been restated.

The Group’s hybrid pension plan, including defined benefit and defined contribution elements, commenced on April 15, 1999. Initial funding requirements were based on actuarial assumptions.

The Group operates pension schemes in each of its principal locations. The Group operates two schemes in the UK. The defined benefit section of the hybrid scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$2.0 million was charged in the profit and loss account in the year ended December 31, 2005 in respect of the defined benefit section of the scheme, net of a foreign exchange gain of US$1.6 million (2003 (restated): US$3.2 million, net of foreign exchange loss of US$0.5 million; 2004 (restated): US$3.8 million, net of foreign exchange loss of US$0.3 million).

The defined benefit section of the hybrid scheme was valued using the projected unit method with the valuation carried out by professionally qualified and independent actuaries carried out as at December 31, 2002. The actuarial valuation of the assets of the scheme at that date, allowing for expected future increases in earnings, was US$9.3 million which was sufficient to cover 83% (previous valuation at 120%) of benefits that had accrued to members.

The results of the actuarial funding valuation as at December 31, 2002 have been updated to December 31, 2003, 2004 and 2005 by an independent qualified actuary for the purpose of the additional disclosure required by FRS17.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Pension arrangements and post-retirement benefits (Continued)

The assets held in respect of the defined benefit section of the UK Scheme and the expected rates of return were:

	Year ended December 31, 2003		Year ended December 31, 2004		Year ended December 31, 2005
	Value	Long-term rate of return Expected	Value	Long-term rate of return expected	Value	Long-term rate of return expected
	US$000		US$000		US$000
Equities	14,239	7.75%	19,710	7.75%	25,359	7.60%
Bonds	875	5.40%	1,079	5.30%	2,472	4.45%
Gilts	585	4.75%	889	4.60%	—	—
Cash	5	3.75%	140	3.75%	82	3.85%

Total market value of assets	15,704		21,818		27,913

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments, the rates of increases in salaries and the rate of pension increases. For the calculation of the initial funding rates, the actuaries assumed that the rate of investment return for valuing accrued benefits would, on average, exceed pay and pension increases by 2.7% and 4.7% per annum respectively and the rate of investment return for valuing future service benefits would, on average, exceed pay and pension increases by 2.0% and 4.0% per annum respectively.

The Group provides post-retirement medical benefits including healthcare to retired employees and their dependants that were employed with the Group before January 1, 1998. Employees who have 10 years of service at the age of 58 and retire from the Group are eligible to participate in the post-retirement benefit plans. The plan is self-funded and there are no plan assets from which the costs are paid. The cost of providing retiree healthcare is actuarially determined and accrued over the service period of the active employee group. Membership to this plan is multi-national, although most staff are currently employed in the UK.

The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 4.0% per annum in excess of the rate of price inflation 2.85% at December 31, 2005 (2004: 3.0%, 2003: 2.50%). For purposes of the calculation at December 31, 2005, a 2.85% per annum price inflation assumption was used (2004: 2.75%, 2003: 2.50%). The discount rate used in determining the accumulated post-retirement benefit obligation was 4.75% at December 31, 2005 (2004: 5.3%, 2003: 5.4%).

The major actuarial assumptions used to calculate the scheme liabilities under FRS 17 as at December 31, 2003, 2004 and 2005 were:

	Year ended December 31,
	2003	2004	2005
Rate of increase in salaries	4.50%	4.75%	4.85%
Rate of increase in pensions in payment	2.50%	2.75%	2.85%
Discount rate	5.40%	5.30%	4.75%
Inflation assumption	2.50%	2.75%	2.85%
Medical expense inflation assumption	5.25%	5.75%	6.85%

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Pension arrangements and post-retirement benefits (Continued)

The following amounts in respect of all post-retirement benefits, as at December 31, 2003, 2004 and 2005, were measured in accordance with the requirements of FRS 17:

	As at December 31, 2003			As at December 31, 2004
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Total market value of assets	—	15,704	15,704	—	21,818	21,818
Present value of plan liabilities	(10,152)	(25,403)	(35,555)	(13,405)	(36,524)	(49,929)

Deficit in the plan	(10,152)	(9,699)	(19,851)	(13,405)	(14,706)	(28,111)
Related deferred tax asset	3,046	2,909	5,955	4,022	4,412	8,434

Net liability	(7,106)	(6,790)	(13,896)	(9,383)	(10,294)	(19,677)

	As at December 31, 2005
	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Total market value of assets	—	27,913	27,913
Present value of plan liabilities	(18,485)	(45,257)	(63,742)

Deficit in the plan	(18,485)	(17,344)	(35,829)
Related deferred tax asset	5,545	5,203	10,748

Net liability	(12,940)	(12,141)	(25,081)

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Pension arrangements and post-retirement benefits (Continued)

The amounts recognized in the performance statements in the years ended December 31, 2003, 2004 and 2005 in respect of all post-retirement benefits are set out below. Post-retirement healthcare service costs are included within wages and salaries; defined benefit service costs are included within pension costs; and foreign exchange gains and losses are included within other external charges (see note 3). The total pension cost for the year ended December 31, 2005 of US$6.4 million (2003: US$5.1 million, 2004: US$6.0 million) as disclosed in note 3 includes US$3.0 million in respect of defined contribution pension costs (2003: US$2.5 million, 2004: US$2.6 million).

	Year ended December 31, 2003			Year ended December 31, 2004
	(as restated)			(as restated)
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Operating profit
Current service cost	399	2,544	2,943	459	3,427	3,886
Foreign exchange losses	981	516	1,497	780	346	1,126

Total operating charge	1,380	3,060	4,440	1,239	3,773	5,012

Other finance costs
Expected return on pension scheme assets	—	(745)	(745)	—	(1,337)	(1,337)
Interest on pension scheme liabilities	451	927	1,378	567	1,400	1,967

Net return	451	182	633	567	63	630

Statement of total recognized gains and losses
Actual return less expected return on pension scheme assets	—	(1,756)	(1,756)	—	(141)	(141)
Experience (gains) and losses arising on the scheme liabilities	299	(141)	158	(106)	(74)	(180)
Changes in assumptions underlying the present value of scheme liabilities	—	3,945	3,945	1,690	3,216	4,906

Actuarial gain recognized in statement of total recognized gains and losses	299	2,048	2,347	1,584	3,001	4,585

Movements in deficit during the year
Deficit in scheme at beginning of the year	(8,144)	(6,096)	(14,240)	(10,152)	(9,699)	(19,851)
Movement in year:
Current service cost	(399)	(2,544)	(2,943)	(459)	(3,427)	(3,886)
Contributions	—	1,687	1,687	—	1,830	1,830
Benefits paid	122	—	122	137	—	137
Other finance costs	(451)	(182)	(633)	(567)	(63)	(630)
Foreign exchange losses	(981)	(516)	(1,497)	(780)	(346)	(1,126)
Actuarial loss	(299)	(2,048)	(2,347)	(1,584)	(3,001)	(4,585)

Deficit in scheme at end of year	(10,152)	(9,699)	(19,851)	(13,405)	(14,706)	(28,111)

Details of experience gains and losses for the year
Difference between the expected and actual return on scheme assets:
Amount	—	(1,756)		—	(141)
Percentage of scheme assets		(13.4)%			(0.65)%
Experience (gains) and losses on scheme liabilities:
Amount	299	(141)		(106)	(74)
Percentage of present value of the scheme liabilities	3.0%	(0.6)%		(1.0)%	(0.20)%
Total amount recognized in statement of total recognized gains and losses:
Amount	299	2,048		1,584	3,001
Percentage of present value of the scheme liabilities	3.0%	9.2%		12.0%	8.22%

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Pension arrangements and post-retirement benefits (Continued)

	Year ended December 31, 2005
	Post- retirement healthcare	Pension benefits	Total
		US($000)
Operating profit
Current service cost	467	3,444	3,911
Foreign exchange gain	(1,444)	(1,602)	(3,046)

Total operating charge	(977)	1,842	865

Other finance costs
Expected return on pension scheme assets	—	(1,615)	(1,615)
Interest on pension scheme liabilities	651	1,783	2,434

Net return	651	168	819

Statement of total recognized gains and losses
Actual return less expected return on pension scheme assets	—	(3,912)	(3,912)
Experience (gains) and losses arising on the scheme liabilities	721	(170)	551
Changes in assumptions underlying the present value of scheme liabilities	4,951	6,784	11,735

Actuarial gain recognized in statement of total recognized gains and losses	5,672	2,702	8,374

Movements in deficit during the year
Deficit in scheme at beginning of the year	(13,405)	(14,706)	(28,111)
Movement in year:
Current service cost	(467)	(3,444)	(3,911)
Contributions	—	2,074	2,074
Benefits paid	266	—	266
Other finance costs	(651)	(168)	(819)
Foreign exchange gains	1,444	1,602	3,046
Actuarial loss	(5,672)	(2,702)	(8,374)

Deficit in scheme at end of year	(18,485)	(17,344)	(35,829)

Details of experience gains and losses for the year
Difference between the expected and actual return on scheme assets:
Amount	—	(3,912)
Percentage of scheme assets	—	(14.01)%
Experience (gains) and losses on scheme liabilities:
Amount	721	(170)
Percentage of present value of the scheme liabilities	3.90%	(0.37)%
Total amount recognized in statement of total recognized gains and losses:
Amount	5,672	2,702
Percentage of present value of the scheme liabilities	30.70%	5.97%

23.	Capital commitments

The Group had authorized and contracted but not provided for capital commitments of US$396.3 million, US$246.6 million and US$119.2 million as at December 31, 2003, 2004 and 2005. The amounts in all years primarily represent commitments in respect of the construction of the Inmarsat-4 satellites. The Group contracted to pay US$2.6 million, US$nil and US$nil at December 31, 2003, 2004 and 2005 under various non-cancellable agreements.

24.	Contingencies

Claims have arisen in the ordinary course of business but the Directors do not consider that these will result in a material loss to the Group.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Operating lease commitments

The Group had the following annual commitments under non-cancelable operating leases which expire:

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(US$000)
Land and buildings:
Within two to five years	211	863	828
After five years	—	7,965	7,965
Other :
Within one year	4,090	39,250	1,906
Within two to five years	32,980	7,661	9,873
After five years	4,624	940	30

	41,905	56,679	20,602

Land and buildings relates primarily to the 25-year leaseback of head office building at 99 City Road, London.

Other operating lease commitments in 2003 and 2004 included the leasing of channels on the Thuraya D1 satellite (contract cancelled effective July 2005).

At December 31, 2003, 2004 and 2005 the Group, in addition to the above operating lease commitments, is contracted to pay warranty costs relating to the BGAN program of US$19.6 million, US$13.6 million and US$6.6 million over the next four years.

26.	Related party transactions

The Company being a 100% owned subsidiary of Inmarsat Group Limited is exempt under paragraph 17 of FRS 8 Related Party Transactions, from the requirements to disclose transactions with entities that are part of the group.

27.	Principal subsidiary undertakings

The following subsidiaries are included in the consolidated financial information:

	Principal activity	Country of incorporation and operation	Effective interest in issued ordinary share capital at December 31, 2005
Inmarsat Global Limited	Satellite telecommunications	England and Wales	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%
Inmarsat Inc	Service provider	USA	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%
Inmarsat Brazil Limitada	Legal representative of Inmarsat	Brazil	99.9%
Rydex Corporation Limited	Dormant	England and Wales	100%
Rydex Communications Limited	Dormant	Canada	100%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%
Inmarsat Services Limited	Employment company	England and Wales	100%
Inmarsat Launch Company Limited	Satellite launch company	Isle of Man	100%
Galileo Ventures Limited	Dormant	England and Wales	100%
iNavSat Limited	Dormant	England and Wales	100%

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.	Principal subsidiary undertakings (Continued)

On September 5, 2005 the Group sold Invsat, a 100% subsidiary, to Nessco Limited, a communications services supplier for the oil and gas industry based in Aberdeen.

On October 17, 2005 the Group disposed of the assets and business of Rydex Corporation Limited to Seawave LLC. Rydex Corporation Limited and Rydex Communications Limited have changed their names to 3946306 Limited and 596199 B.C. Limited respectively.

Inmarsat Limited changed its name to Inmarsat Global Limited on May 27, 2005.

28.	Parent Undertaking and Ultimate Controlling Party

The Company’s parent undertaking is Inmarsat Investments Limited and ultimate controlling party is Inmarsat plc, both incorporated and registered in England and Wales. The largest and smallest groups into which the results of the Company are consolidated are headed by Inmarsat plc and the Company respectively.

29.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by US GAAP.

On December 17, 2003 the Company’s shareholders accepted an offer from a newly incorporated entity, Inmarsat Investments Limited to acquire all of the outstanding share capital. The purchase of the shares was effected via a scheme of arrangement under the UK Companies Act, whereby all of the outstanding share capital at December 17, 2003 was cancelled and new shares were issued to Inmarsat Investments Limited.

Following the acquisition, a fair value assessment was carried out to determine the appropriate carrying values for the assets and liabilities of the acquired entity. Under UK GAAP these fair value adjustments are not recorded in the books at the acquired entity. However, under US GAAP such adjustments are pushed down where appropriate to the books at the acquired entity.

Accordingly, from December 17, 2003 the Company’s assets and liabilities have been adjusted, giving rise to significant differences between shareholders’ equity on a UK GAAP and US GAAP basis, particularly in relation to tangible and intangible assets, pension liabilities and post-retirement provisions. These differences in assets and liabilities give rise to additional differences in the net income between UK GAAP and US GAAP, primarily related to depreciation and amortization of tangible and intangible assets respectively. The 2003 results are predominantly the results of operations related to the predecessors operation therefore the results of operations from the acquisition to the end of the financial year are considered insignificant and have not been presented separately in these accounts. In the future, the amortization of fixed assets and finite lived intangibles will give rise to significant differences in net income between UK GAAP and US GAAP, in the Company.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

The following tables contain a summary of the material adjustments to profit for the financial year between UK GAAP and US GAAP:

		Year ended December 31,
	Note	2003	2004	2005
		(as restated)	(as restated)
		(US$000)
Profit for the financial year as reported under UK GAAP		123,372	194,111	149,997
US GAAP adjustments:
Pension plans	a	118	(1,698)	(4,167)
Financial instruments	b	(704)	(10,043)	(1,551)
Deferred taxation	c	3,845	61,634	38,132
Development costs and amortization	d	(6,795)	(5,661)	(22,598)
Impairment of R-BGAN development costs	d	—	21,857	—
Other expenses	i	10,919	—	—
Depreciation on tangibles	e	(653)	1,888	(945)
Amortization on intangibles	g	(188)	(4,888)	(4,888)
Other liabilities	h	—	2,017	—
Capitalized interest	k	782	67,518	74,976
Deferred income on disposal of tangible assets	l	—	(85,226)	789
Foreign exchange translation	b	(4,188)	(734)	—
Interest on bank loans and subordinated parent company debt	j	(859)	(165,758)	(163,657)
Network and satellite operation costs	n	—	—	(8,700)
Post retirement healthcare	a	7	(80)	(743)
Facility fee and amortization	p	—	—	2,517
UK National Insurance on stock options	m	—	—	2,150

Total adjustments		2,284	(119,174)	(88,685)

Net income under US GAAP		125,656	74,937	61,312

The following table contains a summary of the material adjustments to shareholders’ funds between UK GAAP and US GAAP:

		As at December 31,
	Note	2003	2004	2005
		(as restated)	(as restated)
		(US$000)
Total shareholders funds as reported under UK GAAP		1,040,532	1,232,253	1,102,817
US GAAP adjustments:
Pension plans	a	2,440	3,742	6,792
Financial instruments	b	15,998	12,419	(3,878)
Deferred taxation	c	(57,805)	18,558	59,345
Development costs	d	(54,671)	(38,475)	(61,073)
Foreign exchange translation	b	(2,872)	(3,606)	—
Tangible assets	e	99,292	(6,014)	(7,249)
Goodwill	f	189,644	245,144	245,144
Intangibles other than goodwill	g	109,294	104,406	99,518
Capitalized interest	k	18,084	67,518	142,494
Other liabilities	h	(3,601)	(1,769)	—
Deferred income on sale/leaseback	l	—	(58,132)	(57,343)
Cumulative interest expense on push down	j	—	(165,758)	(163,657)
Bank loans and subordinated parent company debt	j	(1,757,603)	(1,770,900)	(1,192,400)
Post retirement healthcare	a	2,917	4,420	7,582
UK National Insurance on stock options	m	—	—	2,242
Investment property	o	—	—	(3,680)
Facility fee	p	—	—	2,517
Network and satellite operation costs and amortization	n	—	—	(8,410)

Total US GAAP adjustments		(1,438,883)	(1,588,447)	(932,056)

Shareholders’ equity under US GAAP		(398,351)	(356,194)	170,761

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(a)    Pension plans

Under UK and US GAAP different methods and assumptions are used to determine the pension expense. The principal differences are set out below.

Under UK GAAP, pension and post retirement costs credited/charged against profits relating to the Company’s pension schemes are accounted for in accordance with FRS17 Accounting for Retirement benefits. Under US GAAP, SFAS 87 “Employers’ Accounting for Pensions” prescribes the method and assumptions that may be used to calculate pension costs. Under US GAAP, actuarial gains and losses have only been recognized through the profit and loss accounts to the extent they fall outside a 10% corridor, i.e., 10% of the greater of the value of the projected benefit obligation and the fair value of the plan assets. Under UK GAAP, actuarial gains and losses arising from one valuation to the next are amortized through the statement of total recognized gains and losses. Where an additional minimum liability exists under US GAAP (i.e., where the amount provided for any one scheme does not cover the unfunded accumulated benefit obligation for that scheme), it must be recognized within the pension liability.

(b)    Financial instruments and hedge accounting

During the normal course of business, the Group is exposed to foreign currency risk due to payment of certain operating expenses in currencies other than the Group’s functional currency, primarily sterling. This creates volatility in earnings and cash flows from year to year. The Group makes use of derivative instruments to limit this risk. The objective of the Group is to limit the volatility in earnings and cash flows as a result of this risk.

The Group has adopted a policy for hedging its foreign exchange exposure, which requires all projected non-US dollar expenditures to be hedged on a twelve-month rolling basis. Under UK GAAP, the Group accounts for its foreign currency derivative instruments as hedges and related exchange gains and losses are deferred until the maturity of the contract.

SFAS 133 “Accounting for Derivatives and Hedging Activities” and related standards, adopted effective January 1, 2001, establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activity. Changes in the fair value of derivatives are recorded in each year in current earnings or other comprehensive income, depending on whether a derivative is designated and documented as part of a hedge transaction and, if it is, the type of hedge transaction. The Group uses various derivative instruments, to hedge anticipated foreign currency expenditures. These contracts provide economic hedging to the Company, however do not qualify as hedges for accounting purposes under SFAS 133 in 2003 and 2004. These contracts were settled in 2005 with the gains and losses on settlement recorded in current earnings.

Under US GAAP, unsettled monetary assets and liabilities of the Group, which are in a currency other than US dollars, are translated to US dollars at the year-end spot rate. Under UK GAAP, these unsettled monetary assets and liabilities of the Group, which are in a currency other than US dollars are recorded at the average hedged rate.

Foreign exchange translation represents the adjustment of current assets and liabilities from contract rate to year end spot rate.

(c)    Deferred taxation

Under UK GAAP, full provision is made for deferred tax assets and liabilities arising from timing differences where the Company has an obligation/benefit to pay more tax in the future as a result of past events. Under US GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and tax bases of assets and liabilities and for tax loss carry forwards at the statutory rate for each reporting date including temporary differences. Deferred tax amounts also arise as a result of the other UK GAAP to US GAAP adjustments. In particular,

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

under US GAAP deferred tax is provided for on a full liability basis on the fair value adjustments which have been pushed down to Inmarsat Ventures Limited. Under UK GAAP, fair value adjustments have not been pushed down.

(d)    Development costs

Under UK GAAP, the Company capitalizes development costs associated with the development of the User Terminals (UT) for R-BGAN and BGAN services. Under US GAAP these development costs are expensed as incurred. Due to the non capitalization of UT development costs the associated amortization recorded under UK GAAP is not recognized for US GAAP purposes.

(e)    Tangible assets

Tangible assets were fair valued on acquisition of Inmarsat Ventures Limited by Inmarsat Investments on December 17, 2003. Under US GAAP a portion of the fair value step up of tangible assets is “pushed down” to subsidiaries of Inmarsat Ventures Limited, which does not occur under UK GAAP.

(f)    Goodwill

Amount represents goodwill resulting from the purchase accounting recorded in Inmarsat Investments Limited that is pushed down to Inmarsat Ventures according to US GAAP. Under UK GAAP no goodwill is recorded in Inmarsat Ventures and therefore the entire difference represents total goodwill under US GAAP. Goodwill is not amortized for US GAAP.

(g)    Intangibles other than goodwill

Amount includes patents, trademarks, leasing backlog and orbital slots. Amounts recorded in respect of patents, trademarks and leasing backlog will be amortized on a straight-line basis over their estimated useful lives of twenty, seven and three years, respectively. Indefinite-lived intangibles (including orbital slots) will not be amortized for US GAAP purposes. These assets will be subject to annual impairment tests in accordance with US GAAP.

(h)    Other liabilities

Amount represents the increase to deferred satellite payments and post retirement provision due to the push down of fair value under US GAAP.

(i)    Other expenses

Amount includes the write back of expenses related to facility fees and transaction costs that are expensed for stand alone UK GAAP accounts but are adjusted as part of purchase accounting and pushed down within the fair value of assets and liabilities acquired for US GAAP.

(j)    Bank loans and subordinated parent company debt

Under US GAAP, the debt which Inmarsat Investments Limited acquired in order to effect the acquisition of Inmarsat Ventures Limited has been pushed down to the books of Inmarsat Ventures Limited. This accounting is not required under UK GAAP. Additionally, interest arising on the debt has also been pushed down into the income statement of Inmarsat Ventures Limited.

(k)    Capitalized interest

Under UK GAAP, the Group does not capitalize interest. Under US GAAP, the Group capitalizes interest on all qualifying assets. The capitalization rate is applied to the total cumulative cash expenditures for qualifying assets according to SFAS 34.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

(l)    Deferred income on disposal of tangible assets

Under UK GAAP, gains arising on sale and leaseback transactions are recognized as other income to the extent that the sale proceeds do not exceed the fair value of the assets concerned. Gains arising on the portion of the sale proceeds that exceed the fair value are deferred and amortized over the minimum lease term. Under US GAAP, the total gains, arising on qualifying sale leaseback transactions, including any realized revaluation gains, are deferred in full and amortized to income in proportion to the corresponding gross rental charges over the minimum lease term.

(m)    Stock option costs

During 2004, the Company early adopted the provisions of Statement of Financial Standards (“SFAS”) No. 123 (R), Share Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 (R) supersedes Accounting Principles Bulletin Opinion No. 25, Accounting for Stock Issued to Employees. Under SFAS No. 123 (R), stock options issued to employees are valued at fair value on the grant date and recognized in the income statement over the requisite service period of the option. The Company adopted SFAS No. 123 (R) in connection with the initial grant of stock options by the Company during November 2004. There was no material impact of adopting this standard on 2004 as the Company only issued options for the first time in November 2004. Differences between UK GAAP and US GAAP with regard to the recognition of stock based compensation expense for the years ended December 31, 2004 and December 31, 2005 were not material.

Under UK GAAP, the liability for National Insurance on stock options is accrued based on the fair value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options.

(n)    Network and satellite operations

Under UK GAAP amounts received from a third party for the reimbursement of additional operating expenditures incurred as a result of non-delivery of the satellite are credited in network and satellite operations costs in the Income Statement. Under US GAAP, any payments received from a third party are presumed to be a reduction of the cost of the asset being constructed. Under US GAAP operating costs are increased and the carrying value of property, plan and equipment is decreased.

(o)    Investment property

Under UK GAAP 250 Old Street property was revalued to fair value, under US GAAP recorded at cost

(p)    Facility Fee

Under UK GAAP, direct costs associated with the origination of loans are taken to the income statement. US GAAP, requires such costs to be recognized as an asset and amortized over the life of the facility based on the effective interest method.

INMARSAT VENTURES LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31, 2003, 2004 and 2005

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
		(US$ in millions)
2003
Revenue provision	(1.7)	(0.1)	—	(1.8)
Stock provision	—	(7.5)	—	(7.5)

	(1.7)	(7.6)	—	(9.3)
2004
Revenue provision	(1.8)	(5.6)	1.2	(6.2)
Stock provision	(7.5)	(1.9)	—	(9.4)

	(9.3)	(7.5)	1.2	(15.6)
2005
Revenue provision	(6.2)	(6.9)	7.1	(6.0)
Stock provision	(9.4)	—	—	(9.4)

	(15.6)	(6.9)	7.1	(15.4)

INMARSAT GLOBAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Inmarsat Global Limited (formally Inmarsat Limited)

We have audited the accompanying financial statements of Inmarsat Global Limited (formally Inmarsat Limited) as of December 31, 2003, 2004 and 2005 which comprise the profit and loss account and the balance sheet, reconciliation of movements in shareholders funds, statement of cash flows and the related notes for each of the three years in the period ended December 31, 2005. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Global Limited at December 31, 2003, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United Kingdom.

As dicussed in the accounting policies the Group adopted FRS 17: “Accounting for retirement benefits”. The change has been accounted for retrospectively.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the financial statements.

PricewaterhouseCoopers LLP

London

April 28, 2006

INMARSAT GLOBAL LIMITED

PROFIT AND LOSS ACCOUNTS

	Note	Year ended December 31,
		2003	2004	2005
		(as restated)	(as restated)
		(US$000)
Revenues	2	490,992	465,214	478,621
Depreciation and amortization	3	(129,498)	(111,314)	(107,439)
Impairment of intangible assets	10	—	(21,857)	—
Other net operating costs	3	(132,715)	(144,843)	(131,796)

Total operating costs		(262,213)	(278,014)	(239,235)

Total operating profit		228,779	187,200	239,386
Gain on disposal of tangible fixed assets	11	—	85,469	—
Interest receivable and similar income	5	2,156	1,555	4,625
Interest payable and similar charges	5	(26,644)	(23,275)	(19,201)
Other finance costs	21	(511)	(477)	(643)

Profit on ordinary activities before taxation	4	203,780	250,472	224,167
Taxation expense	8	(54,223)	(61,362)	(68,921)

Profit on ordinary activities after tax		149,557	189,110	155,246

Dividend paid	9	—	—	(280,236)

Profit/(loss) for the year	19	149,557	189,110	(124,990)

All activities relate to continuing operations. There is no difference between the results as stated above and the historical cost equivalents.

STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	Note	Year ended December 31,
		2003	2004	2005
		(as restated)	(as restated)
		(US$000)
Profit for the year (as restated)		149,557	189,110	155,246
Actuarial losses on pension liability	21	(2,266)	(4,157)	(6,842)
Movement on deferred tax relating to pension liability	8	680	1,248	2,053

Total recognized gains for the year		147,971	186,201	150,457

Prior year adjustment—FRS 17	1			(11,751)

Total recognized gains since last financial statements				138,706

The accompanying notes are an integral part of the financial statements.

INMARSAT GLOBAL LIMITED

BALANCE SHEET

	Note	As at December 31,
		2003	2004	2005
		(as restated)	(as restated)
		(US$000)
Fixed assets
Intangible assets	10	54,671	44,179	61,073
Tangible assets	11	1,197,059	1,175,430	1,362,814

Total fixed assets		1,251,730	1,219,609	1,423,887

Current assets
Stocks	12	1,326	629	273
Debtors	13	141,838	246,148	248,550
Short-term deposits		19,189	207,470	33,724
Cash at bank and in hand		4,360	1,571	588

Total current assets		166,713	455,818	283,135

Creditors—amounts falling due within one year	14	(167,467)	(182,781)	(300,477)

Net current (liabilities)/assets		(754)	273,037	(17,342)

Total assets less current liabilities		1,250,976	1,492,646	1,406,545

Creditors—amounts falling due after more than one year	15	(247,675)	(296,881)	(312,762)
Provisions for liabilities and charges	16	(97,318)	(98,361)	(115,555)

Net assets excluding pension liability		905,983	1,097,404	978,228

Pension liability	21	(11,979)	(17,146)	(21,587)

Net assets including pension liability		894,004	1,080,258	956,641

Capital and reserves
Called up share capital	17	162,000	162,000	162,000
Share premium account	19	581,610	581,610	581,610
Other reserves	19	—	53	6,215
Retained earnings	19	150,394	336,595	206,816

Total equity shareholders’ funds		894,004	1,080,258	956,641

The accompanying notes are an integral part of the financial statements.

INMARSAT GLOBAL LIMITED

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	Note	Ordinary share capital	Share premium account	Other reserves	Retained earnings	Total
	(US$000)
Balance at January 1, 2003 as restated		162,000	581,610	—	2,423	746,033
Profit for the year (as restated)		—	—	—	149,557	149,557
Actuarial losses on pension liability	21	—	—	—	(2,266)	(2,266)
Movement on deferred tax relating to pension liability	8	—	—	—	680	680

Balance at December 31, 2003 as restated		162,000	581,610	—	150,394	894,004

Profit for the year (as restated)		—	—	—	189,110	189,110
Share option reserve	19	—	—	53	—	53
Actuarial losses on pension liability	21	—	—	—	(4,157)	(4,157)
Movement on deferred tax relating to pension liability	8	—	—	—	1,248	1,248

Balance at December 31, 2004 as restated		162,000	581,610	53	336,595	1,080,258

Loss for the year		—	—	—	(124,990)	(124,990)
Share option reserve	19	—	—	2,482	—	2,482
Actuarial losses on pension liability	21	—	—	—	(6,842)	(6,842)
Movement on deferred tax relating to pension liability	8	—	—	—	2,053	2,053
Revaluation of investment property	19	—	—	3,680	—	3,680

Balance at December 31, 2005		162,000	581,610	6,215	206,816	956,641

The accompanying notes are an integral part of the financial statements.

INMARSAT GLOBAL LIMITED

STATEMENT OF CASH FLOWS

		Year ended December 31,
	Note	2003	2004	2005
	(US$000)
Net cash inflow from operating activities	20	243,423	214,838	332,010

Returns on investments and servicing of finance
Interest received		1,942	698	3,922
Interest paid		(9,115)	(25)	—
Dividends paid		—	—	(280,236)

Net cash (outflow)/inflow for returns on investments and servicing of finance		(7,173)	673	(276,314)

Taxation
UK Corporation tax (paid)/received		13,373	1,039	(141)

Net cash (outflow)/inflow from taxation		13,373	1,039	(141)

Capital expenditure and financial investments
Sale of tangible fixed assets		—	125,100	—
Purchase of tangible and intangible assets		(219,639)	(139,869)	(204,300)
Loan to parent undertaking		—	—	(10,559)

Net cash outflow for capital expenditure and financial investments		(219,639)	(14,769)	(214,859)

Net cash (outflow)/inflow before management of liquid resources and financing		29,984	201,781	(159,304)

Management of Liquid Resources
Decrease/(increase) in short-term deposits		(16,453)	(188,281)	173,746

Net cash inflow after management of liquid resources		13,531	13,500	14,442
Capital element of finance lease rental payments		(6,668)	(16,286)	(16,286)

Net cash outflow from financing		(6,668)	(16,286)	(16,286)

(Decrease)/increase in cash in the year	20	6,863	(2,786)	(1,844)

The accompanying notes are an integral part of these financial statements.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	Principal accounting policies

Background

The principal activity of the Company is the provision of global mobile satellite communication services.

Basis of accounting

The financial information is prepared under the historical cost convention and in accordance with applicable UK accounting standards.

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported year. The more significant estimates include provisions, pension costs, deferred tax and asset lives. Actual results could differ from those estimates.

Changes in accounting policy and prior year adjustments

The Company has adopted the following new accounting standards that are effective for accounting periods beginning January 1, 2005: FRS 17: Accounting for retirement benefits, FRS 21: Events after the balance sheet date, and FRS 25: Financial instruments: Disclosure and presentation, in these financial statements. The adoption of these standards represents a change in accounting policy and the comparative figures have been restated accordingly.

The Company has adopted FRS 17 retrospectively. Under the new policy the Company is required to fully provide for the fair value of all pension and post-retirement liabilities. The effect of the change in accounting policy is to increase profit for the year by US$0.5 million (2003: decrease US$1.1 million, 2004: decrease US$0.7 million ); and to decrease the total recognized gains and losses by US$4.8 million (2003: US$5.5 million, 2004: US$2.9 million). The impact on retained earnings brought forward at January 1, 2003 is a decrease of US$5.5 million.

The Company adopted FRS 21 in 2005. The impact of the adoption of FRS 21 is that the final proposed dividend for the year ended December 31, 2005 of US$52.8 million which was declared by the Board in March 2006 is not included in the 2005 financial statements as a liability given it was not approved prior to December 31, 2005. The liability will be recorded in 2006.

The change in accounting policy to adopt the presentation requirements of FRS 25 had no impact on the financial statements for the years ended December 31, 2003, 2004 and 2005.

Reclassification

Certain prior year amounts have been reclassified to conform with the current year classification.

Foreign currency translation

The functional and reporting currency of the Company is the US dollar as the majority of operational transactions are denominated in US dollars. Transactions not denominated in dollars during the accounting year have been translated into dollars at an average hedged rate of exchange. Fixed assets denominated in currencies other than the dollar have been translated at the hedged rates of exchange ruling at the dates of acquisition. Monetary assets and liabilities denominated in currencies other than the US dollar for which the Company has purchased forward exchange contracts have been translated at the average hedged rates of exchange contained in those contracts. Differences on exchange are dealt with in the profit and loss account.

Shares issued by the Company and denominated in a currency other than US dollars are translated at the rates ruling at the date of the issue.

Financial instruments

The Company uses derivative financial instruments to hedge its exposure to foreign currency risk. To the extent that such instruments are matched against an underlying asset or liability they are accounted for using

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

hedge accounting and, therefore, gains and losses are deferred and only recognized upon the maturity of the contract. Where instruments are not matched against an underlying asset or liability losses are accrued in the profit and loss account.

Revenue recognition

Mobile satellite communications services revenue results from utilization charges that are recognized as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services revenues represents the unearned balances remaining from amounts received from customers pursuant to prepaid lease contracts. These amounts are recorded as revenue on a straight-line basis over the respective lease terms, which are typically for periods of one month to twelve months.

The Company’s revenues are stated net of volume discounts which increase over the course of the financial year as specific volume thresholds are met by distribution partners resulting in lower prices.

Revenue also includes income from services contracts, rental income, conference facilities and income from the sale of R-BGAN (R-BGAN) terminals. The costs of acquiring these terminals are included in ‘other operating costs’ when the sale is recognized

Pensions and post-retirement benefits

The Company operates a hybrid pension scheme and a number of defined contribution pension schemes in its principal locations. The hybrid scheme provides benefits on both a defined benefit and defined contribution basis. The Company recognizes liabilities relating to the defined benefit pension plans and post-retirement healthcare benefits in respect of employees in the UK and overseas.

The Company has adopted the Financial Reporting Standard (FRS) 17 “Accounting for retirement benefits”. For defined benefit schemes the amount charged to operating profit is the cost of accruing pension benefits promised to the employees over the year. Other finance costs/income in the profit and loss account includes a credit equivalent to the Company’s expected return on the pension scheme’s assets over the year, offset by a charge equal to the expected increase in the scheme’s liabilities over the year. The difference between the market value of the scheme’s assets and the present value of the scheme’s liabilities is disclosed as an asset or liability on the balance sheet, net of deferred tax (to the extent that it is recoverable). Pension fund actuarial gains and losses, including investment returns varying from the assumed returns, are recorded in full in the statement of recognized gains and losses annually.

Pension costs for the defined contribution schemes are charged to the profit and loss account as incurred when the related employee service is rendered.

Stock compensation costs

For the years up to December 17, 2003 the Company recognized charges relating to share options granted to employees provided the grant was not contingent on a future event. Where the grant was contingent, a charge was recognized when the contingency was realized. Share option costs represented the difference between the exercise price of these share options and the fair market value of the underlying ordinary shares on the date of grant. The difference was amortized over the performance period or the vesting period where there was no performance criteria of the applicable options, which ranged between 18 months to four years from the grant date, depending on the share option plan under which they were granted. All the existing share option plans were cancelled at the time of the acquisition.

During 2004 the Company adopted FRS 20 “Share-based Payment” for the Inmarsat 2004 Staff Value Participation Plan (“2004 Plan”). The standard requires that where shares or rights to shares are granted to third parties, including employees, a charge is recognized in the profit and loss account based on the fair value of the right to acquire at the date of the grant of the right. The Company recognizes charges relating to share options granted to employees provided the grant is not contingent on a future event. Where the grant is contingent, a charge is recognized when the contingency is realized. Share option costs represent the difference between the exercise price of these share options and the fair market value of the underlying ordinary shares on the date of grant. The difference is amortized over the performance period or the vesting period where there is no performance criteria of the applicable options. See note 18.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

The Company recognized a charge for National Insurance contributions on outstanding share options where the options are expected to be exercised.

Deferred Taxation

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in future have occurred at the balance sheet date. Timing differences are differences between the Company’s taxable profit and loss and its results as stated in the financial statements. No deferred tax is recognized on permanent differences.

Deferred tax is measured at the average tax rates that are expected to apply in the period in which the timing differences are expected to reverse, based on tax rates and law that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. See note 8.

Research and development

Research expenditure is expensed when incurred. Development expenditure is expensed when incurred unless it meets criteria for capitalization. Development costs are only capitalized once a business case has been demonstrated as to the technical feasibility and commercial viability. Capitalized development costs are amortized on a straight-line basis over their expected useful economic life.

Software development costs

Software development costs directly relating to the development of new services are capitalized with the tangible fixed assets to which they relate. Costs are capitalized once a business case has been demonstrated as to technical feasibility and commercial viability. Such costs are depreciated over the estimated sales life of the services, which is generally three years.

Space segment assets

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite performance payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction

Assets in course of construction relate to the next generation Inmarsat-4 satellites and BGAN services. These assets will be transferred to space segment assets and depreciated over the life of th e satellites once they become operational and placed into service. No depreciation has been charged on these assets to date.

Other fixed assets

Other fixed assets are stated at historical cost less accumulated depreciation.

Depreciation of fixed assets

Depreciation is calculated to write off the historical cost less residual values, if any, of fixed assets, except land, on a straight-line basis over the expected useful lives of the assets concerned. The Company selects its depreciation rates carefully and reviews them annually to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Company takes into account are the expected rate of

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to significant tangible fixed assets are:

Space segment	5–15 years
Fixtures and fittings, and other building-related equipment	10 years
Buildings	50 years
Other fixed assets	3–5 years

Effective October 1, 2005, the Company prospectively changed the useful economic lives of the Inmarsat-4 satellites from 13 years to 15 years to better reflect the design life of the spacecraft, the better-than-expected performance of the launch vehicles and the adoption of an optimal mission strategy which are expected to extend the orbital lives of these satellites. The satellite and space segment assets depreciable lives primarily range from 10 to 15 years, with the exception of R-BGAN assets for which they are 5 years. The first of the Inmarsat-4 satellites has now been placed into service and the Company is currently depreciating this asset over 15 years.

The financial impact of the change in the useful economic lives of the Inmarsat-4 satellite currently being depreciated is a decrease in depreciation expense in 2005 of approximately US$0.8 million.

Asset impairment

Tangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11: Impairment of Fixed Assets and Goodwill, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount for which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognized in the profit and loss account in the period in which it occurs. If an external event gives rise to a reversal of an impairment loss, the reversal is recognized in the profit and loss account and by increasing the carrying amount of the fixed asset or goodwill in the period in which it occurs. The carrying amount of the fixed asset or goodwill will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income generating units are identified as groups of assets, liabilities and associated goodwill that generate income that is largely independent of other cash flow streams.

The assets and liabilities include those directly involved in generating the cash flows and an appropriate proportion of corporate assets. For the purposes of impairment review, all space segment assets are treated as one income generating unit.

Gains and losses on disposal of tangible and intangible assets

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the profit and loss account.

Leasing commitments

Assets acquired under finance leases, which transfer substantially all the rights and obligations of ownership, have been recorded in the balance sheet as fixed assets at their equivalent capital value and are depreciated over the useful life of the asset. The corresponding liability is analyzed between its short-term and long-term components. The interest element of the finance lease is charged to the profit and loss account over the lease period at a constant rate. Rentals payable under operating leases are typically charged in the profit and loss account in equal annual amounts over the term of the lease.

Interest and finance costs

Interest is recognized in the Profit and Loss Account using the effective yield method on a time proportion basis.

Transaction and arrangement costs of borrowings are capitalized as part of the carrying amount of the borrowings and amortized over the life of the debt in accordance with FRS4: Capital Instruments. Facility fees are expensed as incurred.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

Stocks

Stocks are stated at the lower of cost and net realizable value. Cost is determined by the average cost method.

Liquid resources

The Company defines liquid resources as short-term deposits and current asset investments capable of being converted into cash without curtailing or disrupting the business.

Provisions

Provisions, other than in respect of pension and post-retirement healthcare benefits for which accounting policies are described above, are recognized when the Company has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of that obligation can be estimated reliably. Provisions are not recognized unless the transfer of economic benefits is probable.

2.	Segmental information

The Company operates in one business segment being the supply of mobile satellite communications services. Within the mobile satellite communications services segment, the Company conducts its activities primarily in four business sectors, being maritime, land, aeronautical and leasing.

An analysis of revenues is set out below, including revenues by business sector.

	Year ended December 31,
	2003	2004	2005
	(as restated)	(as restated)
	(US$000)
Maritime	245,656	251,388	267,143
Land	163,619	133,736	121,845
Leasing (including Navigation)	61,227	56,868	60,875
Aeronautical	13,091	16,922	22,658
Other income	7,399	6,300	6,100

Total revenues	490,992	465,214	478,621

For the years presented below, the following customers (distribution partners), each contributed more than 10% of revenues.

	Year ended December 31,
	2003	2004	2005
	(US$000)
Customer A	132,505	120,095	120,221
Customer B	111,546	111,528	111,399
Customer C	91,589	89,015	98,452
Customer D	72,204	65,721	68,474

Revenues are allocated to countries based on the location of the distribution partner who receives the invoice for the traffic. These customers sell services to end users who may be located elsewhere. There is no difference on this basis between the origin and destination of revenue.

	Year ended December 31,
	2003	2004	2005
	(US$000)
Europe	228,682	225,954	233,723
North America	165,215	150,267	153,726
Asia and Pacific	78,371	72,898	84,230
Rest of the world	18,724	16,095	6,942

	490,992	465,214	478,621

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	Segmental information (Continued)

The comparative year amounts above have been restated following the consolidation of several telecommunication companies during the years.

The Company mainly operates in the geographic areas as included in the table below. The home country of the Company is the United Kingdom with its head office and central operations located in London.

Assets and capital expenditure are allocated based on the physical location of the assets. As the Inmarsat-4 satellites are launched into to orbit they will be recategorised as unallocated.

	2003 Segment assets	Capital expenditure	2004 Segment assets	Capital expenditure	2005 Segment assets	Capital expenditure
	(US$000)
Europe	1,054,845	206,614	1,414,227	140,327	874,222	305,048
North America	—	—	—	—	—	—
Asia and Pacific	—	—	—	—	—	—
Rest of the world	—	—	—	—	—	—
Unallocated(a)	363,598	—	261,200	—	832,800	—

	1,418,443	206,614	1,675,427	140,327	1,707,022	305,048

(a)	Unallocated items relate to satellites, which are in orbit.

Because of the integrated nature of the satellite infrastructure, it is not feasible to show profit for the years by geographic location.

3.	Net operating costs

	Year ended December 31,
	2003	2004	2005
	(as restated)	(as restated)
	(US$000)
Own work capitalized	20,242	25,858	25,202
Network and satellite operations	(40,872)	(50,004)	(38,782)
Other external charges	(54,182)	(70,478)	(58,305)

Total external charges	(95,054)	(120,482)	(97,087)
Staff costs (see below)	(57,903)	(50,219)	(59,911)

Total other net operating costs	(132,715)	(144,843)	(131,796)
Depreciation and amortization	(129,498)	(111,314)	(107,439)
Impairment of intangible assets	—	(21,857)	—

Total operating costs	(262,213)	(278,014)	(239,235)

Wages and salaries	(47,712)	(41,425)	(42,782)
Social security costs	(5,675)	(4,318)	(5,031)
Pension costs (note 21)	(4,516)	(4,423)	(4,528)
Share options granted to executive Directors and employees (note 18)	—	(53)	(4,350)
Equity-settled share-based payments—SIP incentive scheme	—	—	(3,220)

Total staff costs	(57,903)	(50,219)	(59,911)

Own work capitalized, comprising primarily of staff costs, are only capitalized when they are directly attributable to the construction of an asset.

Wages and salaries for the years ended December 31, 2003, 2004 and 2005 include post-retirement healthcare costs of US$0.3 million, US$0.3 million and US$0.3 million respectively. See note 21.

Staff costs for the years ended December 31, 2003, 2004 and 2005 included redundancy costs of US$nil, US$4.0 million and US$nil million respectively. See note 16.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

4.	Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging/(crediting):

		Year ended December 31,
	Note	2003	2004	2005
		(as restated)	(as restated)
		(US$000)
Depreciation of tangible assets:
—leased		27,252	27,241	27,241
—owned		94,272	82,939	78,610
Amortization of intangible assets		7,974	1,134	1,588
Impairment of intangible assets	10	—	21,857	—
Operating lease rentals
—land and buildings		192	1,084	8,628
—services equipment, fixtures and fittings		223	370	55
—space segment		32,039	40,398	23,980
Auditors remuneration and expenses—audit services		350	219	667
Staff costs	3	57,903	50,219	59,911
Advertising costs		16,496	9,043	7,574
Research and development costs		559	539	219

On November 30, 2004 the Company entered into a sale and 25-year leaseback contract for the head office building at 99 City Road, London. The gross proceeds from the sale of the building were US$125.1 million, which resulted in a gain on disposal of this asset of US$85.5 million in the year ended December 31, 2004. The annual rental of the building in future years will be approximately US$8.0 million. In the years ended December 31, 2004 and 2005 rental costs were US$0.8 million and US$8.0 million respectively.

5.	Interest

	Year ended December 31,
	2003	2004	2005
	(US$000)
Interest payable on bank loans and overdrafts	(1,471)	(164)	(575)
Intercompany interest payable under finance lease contracts	(22,397)	(20,482)	(15,508)
Unwinding of discount on deferred satellite liabilities	(2,776)	(2,629)	(3,118)

Total interest payable and similar charges	(26,644)	(23,275)	(19,201)

Bank interest and other interest receivable	513	1,486	4,011
Realized gain on cross currency interest rate swaps	1,429	—	—
Late payment interest and Inland Revenue interest	214	69	—
Intercompany interest receivable	—	—	614

Total interest receivable and similar income	2,156	1,555	4,625

Net interest payable	(24,488)	(21,720)	(14,576)

6.	Employee numbers

The average monthly number of people (including the executive Directors) employed during the year by category of employment:

	Year ended December 31,
	2003	2004	2005
Network and satellite operations	83	77	71
Marketing and business development	71	70	70
Product development and engineering	61	67	61
Business infrastructure, administration, finance and legal	93	89	85

	308	303	287

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

7.	Directors’ remuneration

All the Directors of the Company are Directors of Inmarsat plc, the ultimate parent undertaking, and disclosure of all Directors’ emoluments are included in the Financial Statements of Inmarsat Group Limited. No Directors of Inmarsat Global Limited received remuneration for their qualifying services to the Company.

8.	Taxation

The tax charge is based on the taxable profits for the year and comprises:

	Year ended December 31,
	2003	2004	2005
	(as restated)	(as restated)
	(US$000)
Corporation tax at 30%—current year	18,072	54,857	50,328
Deferred tax—current year	42,726	726	17,716

	60,798	55,583	68,044
Adjustments in respect of previous years
Current corporation tax	—	6,400	877
Deferred tax	(6,575)	(621)	—

	54,223	61,362	68,921

The Company has yet to agree the open market value of certain assets on the transition from an inter-governmental organization to a limited company in 1999 and discussions are ongoing with the UK Inland Revenue. Agreement may result in tax credits in future years.

The Company’s effective tax rate reconciliation is as follows:

	Year ended December 31,
	2003	2004	2005
	(as restated)	(as restated)
	(US$000)
UK statutory tax rate	30%	30%	30%
Profit on ordinary activities before taxation (as restated)	203,780	250,472	224,167

Corporation tax provision at UK statutory rate	61,134	75,142	67,250
Capital allowances in excess of depreciation and other short-term timing differences	(44,552)	(1,136)	(18,869)
Non-taxable accounting gain on disposal of building	—	(20,923)	—
Tax loss on disposal of shares	—	(4,718)	—
Other timing differences	—	—	1,305
Non-deductible expenses	649	5,525	793
(Pension contribution relief in excess of pension cost charge)/pension cost charge in excess of pension contribution relief	841	967	(151)

Current tax charge for the year	18,072	54,857	50,328

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

8.	Taxation (Continued)

Deferred taxation

The provision for deferred tax comprises:

	Year ended December 31,
	2003	2004	2005
	(as restated)	(as restated)
	(US$000)
Accelerated capital allowances	96,568	97,624	113,884
Deferred tax on share options	—	16	1,321

Liability recognized excluding that relating to pension liability (note 16)	96,568	97,640	115,205

Pension liability (note 23)	(5,133)	(7,349)	(9,251)

Total provision for deferred tax	91,435	90,291	105,954

As at January 1, 2005 as previously reported			97,640
Prior year adjustment			(7,349)

As at January 1, 2005 as restated			90,291

Deferred tax charged in the profit and loss account			17,716
Deferred tax charged to the statement of total recognized gains and losses			(2,053)

As at December 31, 2005			105,954

9.	Dividends

On June 22, 2005 the Board declared and paid a dividend in specie to Inmarsat Ventures Limited (immediate parent company) of US$255.4 million.

On September 29, 2005 the Board declared and paid an interim dividend of US$24.8 million to Inmarsat Ventures Limited.

In accordance with FRS 21, a final proposed dividend in respect of the year ended December 31, 2005 of US$52.8 million, payable to Inmarsat Ventures Limited, has not been reflected in the 2005 Financial Year as it is yet to be approved.

No dividend was declared for the years ended December 31, 2003 and 2004.

10.	Intangible assets

Terminal Development
(US$000)
Cost at January 1, 2003	47,876
Additions	14,769

Cost at December 31, 2003	62,645
Additions	12,499

Cost at December 31, 2004	75,144
Additions	18,482

Cost at December 31, 2005	93,626

Accumulated amortization at January 1, 2003	—
Charge for the year	(7,974)

Accumulated amortization at December 31, 2003	(7,974)
Impairment	(21,857)
Charge for the year	(1,134)

Accumulated amortization at December 31, 2004	(30,965)
Charge for the year	(1,588)

Accumulated amortization at December 31, 2005	(32,553)

Net book amount at December 31, 2003	54,671

Net book amount at December 31, 2004	44,179

Net book amount at December 31, 2005	61,073

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

10.	Intangible assets (Continued)

User terminal development costs directly relating to the development of the user terminals for the R-BGAN and BGAN services are capitalized as intangible fixed assets. R-BGAN costs are being amortized over the estimated sales life of the services which is five years. BGAN costs have started to be amortized in 2005 and will be amortized over the estimated sales life of the services, which is 10 years.

As part of the finalization of the fair values during 2004 the Company reviewed the analysis of the R-BGAN assets which would be reused in the provision of BGAN services and also the latest forecasts of cash flows from the R-BGAN services. It was determined that the user terminal development costs which had been capitalized no longer met the criteria for capitalization in light of the projected future sales of user terminals and so were impaired.

11.	Tangible assets

	Freehold and long leasehold land and buildings	Services equipment, fixtures and fittings	Space Segment	Assets in course of construction	Total
	(US$000)
Cost at January 1,	64,201	387,293	1,934,807	547,670	2,933,971
Additions	—	13,707	598	176,513	190,818

Cost at December 31, 2003	64,201	401,000	1,935,405	724,183	3,124,789
Additions	—	3,235	17,288	106,827	127,350
Disposals	(64,201)	—	—	—	(64,201)

Cost at 31 December, 2004	—	404,235	1,952,693	831,010	3,187,938
Additions/transfers	3,680	11,218	565,338	(287,001)	293,235

Cost at 31 December, 2005	3,680	415,453	2,518,031	544,009	3,481,173

Accumulated depreciation at January 1, 2003	(21,381)	(308,058)	(1,473,434)	—	(1,802,873)
Charge for the year	(2,113)	(24,371)	(98,373)		(124,857)

Accumulated depreciation at December 31, 2003	(23,494)	(332,429)	(1,571,807)	—	(1,927,730)
Charge for the year	(1,908)	(18,832)	(89,440)	—	(110,180)
Disposals	25,402	—	—	—	25,402

Accumulated depreciation at December, 31, 2004	—	(351,261)	(1,661,247)	—	(2,012,508)
Charge for the year	—	(15,507)	(90,344)	—	(105,851)

Accumulated depreciation at December, 31, 2005	—	(366,768)	(1,751,591)	—	(2,118,359)

Net book amount at December 31, 2003	40,707	68,571	363,598	724,183	1,197,059

Net book amount at December 31, 2004	—	52,974	291,446	831,010	1,175,430

Net book amount at December 31, 2005	3,680	48,685	766,440	544,009	1,362,814

Assets acquired under finance leases are included at the net book amount of US$0.3 million, US$0.2 million and US$nil million at December 31, 2003, 2004 and 2005.

Included within the net book amount of services equipment, fixtures and fittings at December 31, 2003, 2004 and 2005 are rental assets of US$2.3 million, US$2.2 million and US$nil.

The Company has reclassified the cost of assets relating to the Inmarsat-4 satellites and BGAN services from space segment assets to assets in the course of construction. The reclassification has been made retrospectively and resulted in a reduction to space segment assets of US$724.2 million for the year ended December 31, 2003. This adjustment is in accordance with Schedule 4 of the Companies Act and does not affect net assets. No depreciation is charged on assets in the course of construction.

The net book amount of freehold land and is US$9.4 million, US$5.0 million and US$3.7 million as at December 31, 2003, 2004 and 2005 respectively.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

11.	Tangible assets (Continued)

The net book amount of long leasehold land and buildings is US$70.0 million, US$nil million and US$nil million as at December 31, 2003, 2004 and 2005 respectively. Long leases are defined as leases with over 50 years remaining.

At December 31, 2003, 2004 and 2005 the net book amount of software development costs included within services equipment, fixtures and fittings was US$4.0 million, US$6.0 million and US$9.1 million net of accumulated depreciation of US$13.8 million, US$16.3 million and US$18.2 million. Depreciation charges in each of the years ended December 31, 2003, 2004 and 2005 were US$1.9 million, US$2.5 million and US$1.9million.

There were no asset retirement obligations for the years ended December 31, 2003, 2004 and 2005.

12.	Stock

	Year ended December 31,
	2003	2004	2005
	(US$000)
Finished goods	1,326	629	273

	1,326	629	273

The carrying value of stock is not materially different from the replacement cost.

13.	Debtors

Amounts falling due within one year

	Year ended December 31,
	2003	2004	2005
	(US$000)
Trade debtors	113,513	139,542	134,640
Amount due from parent undertakings	10,311	95,135	91,129
Other debtors	10,175	6,317	14,216
Other prepayments and accrued income	7,839	5,154	8,565

	141,838	246,148	248,550

14.	Creditors—amounts falling due within one year

	Year ended December 31,
	2003	2004	2005
	(as restated)	(as restated)
	(US$000)
Bank loans and overdrafts	6	3	864
Obligations under finance leases payable to group undertakings	6,583	—	—
Trade creditors	82,937	29,892	80,012
Amounts due to shareholders of the immediate parent undertaking (former signatories)	1,318	1,318	—
Amounts due to parent undertakings	6,985	23,683	83,366
Corporation tax	19,778	73,380	71,181
Other taxation and social security	1,199	918	1,215
Other creditors	—	385	4,774
Deferred satellite payments	6,665	7,352	10,002
Accruals and deferred income	41,996	45,850	49,063

	167,467	182,781	300,477

Amounts due to parent undertakings are unsecured, interest free and payable on demand.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

15.	Creditors—amounts falling due after more than one year

	Year ended December 31,
	2003	2004	2005
	(US$000)
Deferred satellite payments	33,702	30,445	40,687
Obligations under finance leases payable to group undertakings	213,973	231,185	238,125
Trade creditors	—	35,251	33,950

	247,675	296,881	312,762

The following is a summary of deferred satellite payments and trade creditors due after more than one year as at December 31, 2005:

	Deferred satellite Payments	Trade creditors
	(US$000)
December 31, 2006	9,520	33,950
December 31, 2007	8,514	—
December 31, 2008	7,317	—
December 31, 2009	4,912	—
Due after five years	10,424	—

Total payments	40,687	33,950

16.	Provision for liabilities and charges

	Restructuring provision	Deferred Tax excluding deferred tax on pension deficit	Other	Total
	(US$000)
As at January 1, 2003	1,778	67,575	—	69,353
Charged in respect of current year	—	43,566	750	44,316
Charged in respect of prior year	—	(6,575)	—	(6,575)
Transfer to current tax	—	(7,998)	—	(7,998)
Utilized in the year	(1,778)	—	—	(1,778)

As at December 31, 2003	—	96,568	750	97,318

Charged in respect of current year	3,998	1,693	—	5,691
Charged in respect of prior year	—	(621)	—	(621)
Utilized in the current year	(3,627)	—	(400)	(4,027)

As at December 31, 2004	371	97,640	350	98,361

Charged in respect of current year	—	17,565	—	17,565
Utilized in the current year	(371)	—	—	(371)

As at December 31, 2005	—	115,205	350	115,555

The post-retirement healthcare provision previously disclosed within provisions for liability and charges is disclosed within the net pension deficit on restatement for FRS 17. See note 21.

Of the total deferred tax provision in note 8 of US$106.0 million, (2003: US$91.4 million, 2004: US$90.3 million), a US$9.3 million deferred tax asset (2003: US$5.1 million, 2004: US$7.3 million) has been deducted in arriving at the net pension deficit on the balance sheet.

In April 2004, management conducted a review of business operations which led to a reduction in headcount of 64 across several of the Company’s business activities. The amount charged for the years ended December 31, 2004 and 2005 was US$4.0 million and US$nil respectively. The amount of the redundancy benefits paid and charged against the liability at December 31, 2004 and 2005 was US$3.6 million and US$0.3 million respectively. The redundancy provision that remains unpaid in respect of this restructuring at December 31, 2004 and 2005 is US$0.4 million and US$nil respectively.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

16.	Provision for liabilities and charges (Continued)

Other provisions in 2004 and 2005 relate to an onerous lease provision on premises located in Washington, D.C. which will unwind by 2008.

17.	Called up share capital

	Year ended December 31,
	2003	2004	2005
	(US$000)
Authorized:
100,000,002 ordinary shares of £1 each	162,000	162,000	162,000
Allotted, issued and fully paid:
100,000,002 ordinary shares of £1 each	162,000	162,000	162,000

Shares issued by the Company denominated in a currency other than US dollars are translated at the rates ruling at the date of the issue.

18.	Employee share options

In November 2004, Inmarsat plc (the ultimate parent company) adopted the Staff Value Participation Plan (2004 Plan). 219,020 A ordinary shares were granted under the 2004 Plan to any Director or employee of the Company. Options under the 2004 Plan vest as follows: (i) 25% granted and held by optionholders have vested and became exercisable in July 2005; (ii) 37.5% of the options granted under the 2004 Plan and held by optionholders have vested and became exercisable in March 2006; and (iii) all remaining options granted under the 2004 Plan and held by optionholders will vest and become exercisable on December 1, 2006. Whenever options are exercised under the 2004 Plan the holder must pay a charge of €1 for each tranche of options exercised. The options expire 10 years from the date of grant. There were no outstanding options at December 31, 2003 as all options were cancelled under the terms of the acquisition.

A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan to employees in January 2005. This was made on equivalent terms to the initial grant in November 2004.

A third grant of options over 1,175,240 ordinary shares of €0.005 each was approved in May 2005 under the 2004 Plan and granted to employees in June 2005. This was made on equivalent terms to the initial grant in November 2004.

A summary of share option activity for the 2004 plan as at December 31, 2005 is as follows:

	Shares available for grant	Options oustanding	Weighted average exercise price per Option
Balance at January 1, 2004	—	—	—
Shares reserved	280,800	—	—
Granted	(219,020)	219,020	—
Forfeited	300	(300)	—

Balance at December 31, 2004	62,080	218,720	—

Granted (January 2005)	(7,140)	7,140	—
Forfeited	2,300	(2,300)	—

Balance pre share split	57,240	223,560	—

Share split (20:1) June 22, 2005	1,144,800	4,471,200	—
Shares issued on IPO	51	—	—
Granted	(1,175,240)	1,175,240	—
Forfeited	72,275	(72,275)	—
Exercised	—	(1,233,270)	£3.28

Balance at December 31, 2005	41,886	4,340,895	£3.28

Exercise Price per tranche	—	€1.00	—

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18.	Employee share options (Continued)

The weighted average of the remaining contractual life for the 2004 plan is 9.0 years.

In line with FRS 20, Share-Based Payment, the Company recognized US$4.4 million in share compensation costs for the year ended December 31, 2005 (2004: US$0.1 million, 2003: US$nil). Total share-based compensation costs will be recognized over the vesting period of the options ranging from one to four years.

Prior to Inmarsat plc (the ultimate parent company) being publicly quoted, the exercise price of the options under the A ordinary shares issued in the 2004 Plan of Inmarsat plc is de minimis in nature, the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant. This fair value of US$12.50 per share (before any adjustment for the share split in June 2005) was calculated using a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the Directors using the independent analysis which had been prepared.

For the options granted under the 2004 Plan in June 2005 (before share split), the fair value was estimated by the Directors to be US$30.00 per share. The US$30.00 was calculated using a similar methodology as the Directors of Inmarsat plc continued to believe that the ‘discounted trading multiple’ approach was the most appropriate.

Inmarsat plc also operates a Bonus Share Plan (BSP) and awards were granted on May 31, 2005 but were only awarded after the announcement of the results for the year ended December 31, 2005 in March 2006. There was an additional grant under this scheme in September 2005 with the same conditions as the original grant. These awards were made in the form of a conditional allocation of shares. The performance conditions attached to the annual bonus plan are non-market based performance conditions.

The awards will vest in three equal tranches following the announcement of the final results for each of the years ended December 31, 2006, 2007 and 2008, subject to continued employment. The rules of the BSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using shares only.

As the BSP provides free share awards with no market based performance condition attached, and which carry an entitlement to dividends paid in cash or shares during the vesting period, the fair value of the awards is the value of the grant. This is due to the fact that regardless of the market price at the time the award or shares is made, the total value of shares to be awarded will not change. A total number of 215,542 shares have been awarded at a share price of £3.83 in respect of the two grants made under the BSP.

In addition to the BSP Inmarsat plc also operates a Performance Share Plan (PSP) where awards were granted on May 31, 2005 in the form of a conditional allocation of shares. The number of shares subject to the award was determined by reference to the price at which the shares were offered for sale on Admission of £2.45 per share. Participants are entitled to receive the value of any dividends that are paid during the vesting period in the form of cash or additional shares. There was an additional grant in September 2005 with the same requirements except the reference price in determining the number of shares was £3.24 (market value of shares on the date of grant).

The PSP shares will not normally be transferred to participants until the third anniversary of the award date. The transfer of shares is dependent upon the performance condition being satisfied over the three consecutive years starting in the year the award date falls which is the year ended December 31, 2005. The rules of the PSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using shares only.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18.	Employee share options (Continued)

Options under the PSP were valued using the Deloitte Option Pricing Tool. The performance condition is based on the Group’s Total Shareholder Return (TSR) relative to constituents of the F TSE 350 index (excluding investment trusts) and a non-market based condition, based on EBITDA measured over a three-year period. The vesting schedule for PSP awards is structured so that the shape of the TSR vesting schedule is determined by EBITDA performance. The market based performance condition has been incorporated into the valuation. The fair value of the allocation and the assumptions used in the calculation are as follows:

	Performance Share Plan
Grant date	May 31, 2005	September 29, 2005
Grant price	£1.96	£3.24
Exercise price	nil	nil
Bad leaver rate	0%	0%
Vesting period	3 years	3 years
Expected correlation between any pair of shares in PSP comparator group	12%	10%
Volatility	36%	34%
Fair value per share	£1.34	£2.20

Both the BSP and PSP share awards expire 10 years after date of grant. The weighted average of the remaining contractual life for BSP and PSP share awards is 9.7 years and 9.4 years, respectively.

Inmarsat plc also operates a UK Sharesave Scheme for which the first invitation was made in June 2005. The Sharesave Scheme is an Inland Revenue approved scheme open to all UK PAYE-paying permanent employees. The maximum that can be saved each month by an employee is £250. Savings over the period plus interest may be used to acquire shares at the end of the savings contract. The options have been granted at a 20% discount to market value of the shares on the invitation date (June 23, 2005). The Scheme operates with a three year savings contract. Options are exercisable for a period of up to six months following the end of the three year savings contract. No dividends are accumulated on options during the vesting period.

Inmarsat plc also operates an International Sharesave Scheme which mirrors the operation of the UK Sharesave Scheme as closely as possible. However, instead of receiving a share option, participants receive the spread between the share price at the end of the vesting period and the exercise price, delivered (at the Company’s discretion) in cash or shares. It is Inmarsat plc’s intention to satisfy the awards using shares only.

Options under the UK and International Sharesave Schemes expire after a maximum of 3.5 years following the initial savings payment having been made. The weighted average of the remaining contractual life for both the UK and International Sharesave Schemes is 3.1 years.

Options under both the UK and International Sharesave Schemes have been valued using the Black Scholes model with the following assumptions:

	Sharesave Scheme (UK)	Sharesave Scheme (Int)
Grant date	July 21, 2005	October 19, 2005
Market price date of Grant	£3.14	£2.80
Exercise price	£2.24	£2.24
Bad leaver rate	5%pa	5%pa
Vesting period	3 years	3 years
Volatility	35%	34%
Dividend yield assumption	3.6%	2.8%
Risk free interest rate	4.25%	4.25%
Fair value per option	£1.10	£0.90

The historic volatility is based on the constituents of the FTSE 350 Telecoms Service Index, which was measured over three years to each of the grant dates. The volatility assumption used for each of the awards is based on median volatility for the constituents of the sector.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18.	Employee share options (Continued)

A summary of share awards and option activity as at December 31, 2005 is as follows:

Share Awards and Options outstanding	Performance Share Plan	Sharesave Scheme (UK)	Sharesave Scheme (Int)
Balance at December 31, 2004	—	—	—
Granted	807,869	844,468	111,798
Balance at December 31, 2005	807,869	844,468	111,798

Exercise Price per share	—	£2.24	£2.24

19.	Reserves

	Share premium	Other reserve	Retained earnings
	(US$000)
Balance at January 1, 2003	581,610	—	2,423

Profit for the financial year (as reported)	—	—	150,589
Prior year adjustment – FRS 17	—	—	(1,032)
Profit for the financial year (as restated)	—	—	149,557
Actuarial losses on pension liability	—	—	(2,266)
Movement on deferred tax relating to pension liability	—	—	680

At December 31, 2003 (as restated)	581,610	—	150,394

Profit for the financial year (as reported)	—	—	189,855
Prior year adjustment – FRS 17	—	—	(745)
Profit for the financial year (as restated)	—	—	189,110
Actuarial losses on pension liability	—	—	(4,157)
Movement on deferred tax relating to pension liability	—	—	1,248
Share option reserve	—	53	—

At December 31, 2004 (as restated)	581,610	53	336,595

Loss for the financial year	—	—	(124,990)
Share option reserve	—	2,482	—
Revaluation of investment property	—	3,680	—
Actuarial losses on pension liability	—	—	(6,842)
Movement on deferred tax relating to pension liability	—	—	2,053

At December 31, 2005	581,610	6,215	206,816

At December 31, 2003, 2004 and 2005, other reserves includes US$nil million, US$0.1 million and US$2.5 million, respectively, recognized in line with FRS 20 “Share-based Payment” for the Company’s share option plans. The Company recognizes charges relating to share options granted over the vesting period of 4 years. See note 18.

The Company has adopted FRS 17 retroactively. Under the new policy the Company is required to fully provide for the fair value of all pension and post-retirement liabilities. The effect of the change in accounting policy is to increase profit for the year by US$0.5 million (2003: decrease US$1.1 million, 2004: decrease US$0.7 million ); and to decrease the total recognized gains and losses by US$4.8 million (2003: US$5.5 million, 2004: US$2.9 million). The impact on retained earnings brought forward at January 1, 2003 is a decrease of US$5.5 million. The impact on closing retained earnings at December 31, 2003 and December 31, 2004 is a decrease of US$8.1 million and US$11.8 million, respectively.

The Company classifies its property at 250 Old Street as an investment property in 2005. Investment property comprises freehold office buildings, held for long-term rental yields and is not occupied by the Company. Investment property is carried at fair value under UK GAAP, representing open-market value determined annually by external valuers. Prior to January 1, 2005 the property was not classified as an investment property as its primary purpose was for administrative storage purposes. In 2005 management agreed

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

19.	Reserves (Continued)

to lease the property and as such the definition of property changed to an “investment property”. The impact on the Company’s balance sheet as at December 31, 2005 is an increase to fixed assets and reserves of US$3.7 million.

The Company changed its accounting policy in 2004 with regard to the capitalization of interest and has applied the new policy retrospectively through retained earnings and depreciation. The change in policy is to expense interest on bank debt taken out to finance capital investment on qualifying assets. We believe the significant change in the debt structure of our parent entity warranted the revision of our current policy. For the years ended December 31, 2003 and 2004 the change in accounting policy decreased depreciation expense by US$3.3 million and US$3.1 million respectively.

20.	Notes to cash flow statements

Reconciliation of operating profit to net cash inflows from operating activities:

	Year ended December 31,
	2003	2004	2005
	(as restated)	(as restated)
	(US$000)
Operating profit (as restated)	228,779	187,200	239,386
Depreciation	121,524	110,180	105,851
Amortization	7,974	1,134	1,588
Impairment	—	21,857	—
Non cash employee benefit charges	—	—	4,350
Decrease/(increase) in debtors	41,541	(103,454)	8,859
Decrease in creditors	(157,548)	(6,274)	(27,014)
Decrease in stocks	641	697	356
(Decrease)/increase in provisions	512	3,498	(1,366)

Net cash inflow from operating activities	243,423	214,838	332,010

Reconciliation of net cash flows to movement in net debt:

	Year ended December 31,
	2003	2004	2005
	(US$000)
Net debt at beginning of year	189,152	190,430	22,497
Decrease/(increase) in cash in the year	(6,863)	2,786	1,844
Movements in liquid resources	(16,453)	(188,281)	173,746
Non-cash adjustment	31,262	(16,286)	22,876
Capital element of finance lease rental payments	(6,668)	33,848	(16,286)

Net debt	190,430	22,497	204,677

Analysis of net debt:

	Cash at bank and in hand	Overdraft	Cash at bank less overdrafts	Short-term investment	Finance lease obligations	Total
	(US$000)
At January 1, 2003	(4,736)	7,245	2,509	(2,736)	189,379	189,152
Net cash flow	376	(7,239)	(6,863)	(16,453)	(6,668)	(29,984)
Non-cash adjustment	—	—	—	—	31,262	31,262

At December 31, 2003	(4,360)	6	(4,354)	(19,189)	213,973	190,430

Net cash flow	2,789	(3)	2,786	(188,281)	(16,286)	(201,781)
Non-cash adjustment	—	—	—	—	33,848	33,848

At December 31, 2004	(1,571)	3	(1,568)	(207,470)	231,535	22,497

Net cash flow	983	861	1,844	173,746	(16,286)	159,304
Non-cash adjustment	—	—	—	—	22,876	22,876

At December 31, 2005	(588)	864	276	(33,724)	238,125	204,677

Non-cash adjustments relate to finance lease obligations and the revaluation of the finance lease liability which up to September 30, 2004 was denominated in sterling.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

21.	Pension arrangements and post-retirement benefits

FRS 17, ‘Retirement Benefits’ has been adopted in full with effect from 1 January 2005 and all comparatives have been restated.

The Company’s hybrid pension plan, including defined benefit and defined contribution elements, commenced on April 15, 1999. Initial funding requirements were based on actuarial assumptions.

The Company operates pension schemes in each of its principal locations. The Company operates two schemes in the UK. The defined benefit section of the hybrid scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$2.0 million was charged in the profit and loss account in the year ended December 31, 2005 in respect of the defined benefit section of the scheme, net of a foreign exchange gain of US$1.6 million (2003 (restated): US$3.2 million, net of foreign exchange loss of US$0.5 million; 2004 (restated): US$3.8 million, net of foreign exchange loss of US$0.3 million).

The defined benefit section of the hybrid scheme was valued using the projected unit method with the valuation carried out by professionally qualified and independent actuaries carried out as at December 31, 2002. The actuarial valuation of the assets of the scheme at that date, allowing for expected future increases in earnings, was US$9.3 million which was sufficient to cover 83% (previous valuation at 120%) of benefits that had accrued to members.

The results of the actuarial funding valuation as at December 31, 2002 have been updated to December 31, 2003, 2004 and 2005 by an independent qualified actuary for the purpose of the additional disclosure required by FRS17.

The assets held in respect of the defined benefit section of the UK Scheme and the expected rates of return were:

	Year ended December 31,
	2003		2004		2005
	Value	Long-term rate of return expected	Value	Long-term rate of return expected	Value	Long-term rate of return expected
	US$000		US$000		US$000
Equities	14,239	7.75%	19,710	7.75%	25,359	7.60%
Bonds	875	5.40%	1,079	5.3%	2,472	4.45%
Gilts	585	4.75%	889	4.6%	—	—
Cash	5	3.75%	140	3.75%	82	3.85%

Total market value of assets	15,704		21,818		27,913

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments, the rates of increases in salaries and the rate of pension increases. For the calculation of the initial funding rates, the actuaries assumed that the rate of investment return for valuing accrued benefits would, on average, exceed pay and pension increases by 2.7% and 4.7% per annum respectively and the rate of investment return for valuing future service benefits would, on average, exceed pay and pension increases by 2.0% and 4.0% per annum respectively.

The Company provides post-retirement medical benefits including healthcare to retired employees and their dependants that were employed with the Company before January 1, 1998. Employees who have 10 years of service at the age of 58 and retire from the Company are eligible to participate in the post-retirement benefit plans. The plan is self-funded and there are no plan assets from which the costs are paid. The cost of providing retiree healthcare is actuarially determined and accrued over the service period of the active employee group. Membership to this plan is multi-national, although most staff are currently employed in the UK.

The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 4.0% per annum in excess of the rate of price inflation 2.85% at December 31, 2005 (2004: 3.0%, 2003: 2.50%). For purposes of the calculation at December 31, 2005, a 2.85% per annum price inflation assumption was used (2004: 2.75%, 2003: 2.50%). The discount rate used in determining the accumulated post-retirement benefit obligation was 4.75% at December 31, 2005 (2004: 5.3%, 2003: 5.4%).

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

21.	Pension arrangements and post-retirement benefits (Continued)

The major actuarial assumptions used to calculate the scheme liabilities under FRS 17 as at December 31, 2003, 2004 and 2005 were:

	Year ended December 31,
	2003	2004	2005
Rate of increase in salaries	4.50%	4.75%	4.85%
Rate of increase in pensions in payment	2.50%	2.75%	2.85%
Discount rate	5.40%	5.30%	4.75%
Inflation assumption	2.50%	2.75%	2.85%
Medical expense inflation assumption	5.25%	5.75%	6.85%

The following amounts in respect of all post-retirement benefits, as at December 31, 2003, 2004 and 2005, were measured in accordance with the requirements of FRS 17:

	As at December 31, 2003			As at December 31, 2004
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Total market value of assets	—	15,704	15,704	—	21,818	21,818
Present value of plan liabilities	(7,413)	(25,403)	(32,816)	(9,789)	(36,524)	(46,313)

Deficit in the plan	(7,413)	(9,699)	(17,112)	(9,789)	(14,706)	(24,495)
Related deferred tax asset	2,224	2,909	5,133	2,937	4,412	7,349

Net liability	(5,189)	(6,790)	(11,979)	(6,852)	(10,294)	(17,146)

	As at December 31, 2005
	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Total market value of assets	—	27,913	27,913
Present value of plan liabilities	(13,494)	(45,257)	(58,751)

Deficit in the plan	(13,494)	(17,344)	(30,838)
Related deferred tax asset	4,048	5,203	9,251

Net liability	(9,446)	(12,141)	(21,587)

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

21.	Pension arrangements and post-retirement benefits (Continued)

The amounts recognized in the performance statements in the years ended December 31, 2003, 2004 and 2005 in respect of all post-retirement benefits are set out below. Post retirement healthcare service costs are included within wages and salaries; defined benefit service costs are included within pension costs; and foreign exchange gains and losses are included within other external charges (see note 3). The total pension cost for the year ended December 31, 2005 of US$4.5 million (2003: US$4.5 million, 2004: US$4.4 million) as disclosed in note 3 includes US$1.1 million in respect of defined contribution pension costs (2003: US$2.0 million, 2004: US$1.0 million).

	Year ended December 31, 2003			Year ended December 31, 2004
	(as restated)			(as restated)
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Operating profit
Current service cost	291	2,544	2,835	335	3,427	3,762
Foreign exchange losses	716	516	1232	571	346	917

Total operating charge	1,007	3,060	4,067	906	3,773	4,679

Other finance costs
Expected return on pension scheme assets	—	(745)	(745)	—	(1,337)	(1,337)
Interest on pension scheme liabilities	329	927	1,256	414	1,400	1,814

Net return	329	182	511	414	63	477

Statement of total recognized gains and losses
Actual return less expected return on pension scheme assets	—	(1,756)	(1,756)	—	(141)	(141)
Experience (gains) and losses arising on the scheme liabilities	218	(141)	77	(77)	(74)	(151)
Changes in assumptions underlying the present value of scheme liabilities	—	3,945	3,945	1,233	3,216	4,449

Actuarial gain recognized in statement of total recognized gains and losses	218	2,048	2,266	1,156	3,001	4,157

Movements in deficit during the year
Deficit in scheme at beginning of the year	(5,949)	(6,096)	(12,045)	(7,413)	(9,699)	(17,112)
Movement in year:
Current service cost	(291)	(2,544)	(2,835)	(335)	(3,427)	(3,762)
Contributions	—	1,687	1,687	—	1,830	1,830
Benefits paid	90	—	90	100	—	100
Other finance costs	(329)	(182)	(511)	(414)	(63)	(477)
Foreign exchange losses	(716)	(516)	(1,232)	(571)	(346)	(917)
Actuarial loss	(218)	(2,048)	(2,266)	(1,156)	(3,001)	(4,157)

Deficit in scheme at end of year	(7,413)	(9,699)	(17,112)	(9,789)	(14,706)	(24,495)

Details of experience gains and losses for the year
Difference between the expected and actual return on scheme assets:
Amount	—	(1,756)		—	(141)
Percentage of scheme assets		(13.4)%			(0.65)%
Experience (gains) and losses on scheme liabilities:
Amount	218	(141)		(77)	(74)
Percentage of present value of the scheme liabilities	3.0%	(0.6)%		(1.0)%	(0.20)%
Total amount recognized in statement of total recognized gains and losses:
Amount	218	2,048		1,156	3,001
Percentage of present value of the scheme liabilities	3.0%	9.2%		12.0%	8.22%

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

21.	Pension arrangements and post-retirement benefits (Continued)

	Year ended December 31, 2005
	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Operating profit
Current service cost	341	3,444	3,785
Foreign exchange gain	(1,056)	(1,602)	(2,658)

Total operating charge	(715)	1,842	1,127

Other finance costs
Expected return on pension scheme assets	—	(1,615)	(1,615)
Interest on pension scheme liabilities	475	1,783	2,258

Net return	475	168	643

Statement of total recognized gains and losses
Actual return less expected return on pension scheme assets	—	(3,912)	(3,912)
Experience (gains) and losses arising on the scheme liabilities	526	(170)	356
Changes in assumptions underlying the present value of scheme liabilities	3,614	6,784	10,398

Actuarial loss recognized in statement of total recognized gains and losses	4,140	2,702	6,842

Movements in deficit during the year
Deficit in scheme at beginning of the year	(9,789)	(14,706)	(24,495)
Movement in year:
Current service cost	(341)	(3,444)	(3,785)
Contributions	—	2,074	2,074
Benefits paid	195	—	195
Other finance costs	(475)	(168)	(643)
Foreign exchange gains	1,056	1,602	2.658
Actuarial loss	(4,140)	(2,702)	(6,842)

Deficit in scheme at end of year	(13,494)	(17,344)	(30,838)

Details of experience gains and losses for the year
Difference between the expected and actual return on scheme assets:
Amount	—	(3,912)
Percentage of scheme assets	—	(14.01)%
Experience (gains) and losses on scheme liabilities:
Amount	526	(170)
Percentage of present value of the scheme liabilities	3.90%	(0.37)%
Total amount recognized in statement of total recognized gains and losses:
Amount	4,140	2,702
Percentage of present value of the scheme liabilities	30.70%	5.97%

22.	Capital commitments

The Company had authorized and contracted but not provided for capital commitments of US$396.3 million, US$246.6 million and US$119.2 million as at December 31, 2003, 2004 and 2005. The amounts in all years primarily represent commitments in respect of the construction of the Inmarsat-4 satellites. The Company contracted to pay US$2.6 million, US$nil and US$nil at December 31, 2003, 2004 and 2005 under various non-cancelable agreements.

23.	Contingencies

Claims have arisen in the ordinary course of business but the Directors do not consider that these will result in a material loss to the Company.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

24.	Operating lease commitments

The Company had the following annual commitments under non-cancelable operating leases which expire:

	Year ended December 31,
	2003	2004	2005
	(US$000)
Land and buildings:
Within two to five years	78	—	—
After five years	—	7,965	7,965
Other:
Within one year	3,976	39,203	1,906
Within two to five years	32,353	6,709	9,873
After five years	4,479	795	30

	40,886	54,672	19,774

Land and buildings relates to the 25-year leaseback of head office building at 99 City Road, London.

Other operating lease commitments in 2003 and 2004 included the leasing of channels on the Thuraya D1 satellite (contract cancelled effective July 2005).

At December 31, 2003, 2004 and 2005 the Company, in addition to the above operating lease commitments, is contracted to pay warranty costs relating to the BGAN program of US$19.6 million, US$13.6 million and US$6.6 million over the next four years.

25.	Transactions with related parties

The Company being a 100% owned subsidiary of Inmarsat Group Limited is exempt under paragraph 17 of FRS 8 Related Party Transactions, from the requirements to disclose transactions with entities that are part of the group.

26.	Investments

The Company owns 98% of Inmarsat Brasil Limitada, a dormant company registered in Brazil. This investment is held at nil value.

27.	Parent Undertaking and Ultimate Controlling Party

The Company’s parent undertaking is Inmarsat Ventures Limited and ultimate controlling party is Inmarsat plc, both incorporated and registered in England and Wales. The largest and smallest Groups into which the results of the Company are consolidated are headed by Inmarsat plc and Inmarsat Ventures Limited respectively.

28.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

The financial statements of Inmarsat Global Limited (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements, as well as different disclosures required by US GAAP.

On December 17, 2003 the shareholders of the parent company accepted an offer from a newly incorporated entity, Inmarsat Investments Limited to acquire all of the outstanding share capital in the parent company, Inmarsat Ventures Limited. The purchase of the shares was effected via a scheme of arrangement under the UK Companies Act, whereby all of the outstanding share capital at December 17, 2003 was cancelled and new shares were issued to Inmarsat Investments Limited.

Following the acquisition, a fair value assessment was carried out to determine the appropriate carrying values for the assets and liabilities of the acquired entity. Under UK GAAP these fair value adjustments are not recorded in the books at the acquired entity. However, under US GAAP such adjustments are pushed down where appropriate to the books at the acquired entity.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

28.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

Accordingly, from December 17, 2003 the Company’s assets and liabilities have been adjusted, giving rise to significant differences between shareholders’ equity on a UK GAAP and US GAAP basis, particularly in relation to tangible and intangible assets, pension liabilities and post-retirement provisions. These differences in assets and liabilities give rise to additional differences in the net income between UK GAAP and US GAAP, primarily related to depreciation and amortization of tangible and intangible assets respectively. The 2003 results are predominantly the results of operations related to the predecessors operation therefore the results of operations from the acquisition to the end of the financial year are considered insignificant and have not been presented separately in these accounts. From December 17, 2003, the amortization of fixed assets and finite lived intangibles gives rise to significant differences in net income between UK GAAP and US GAAP.

The following table contains a summary of the material adjustments to profit after taxation of Inmarsat Global Limited between UK GAAP and US GAAP:

		Year ended December 31,
	Note	2003	2004	2005
		(as restated)	(as restated)
	(US$000)
Profit for the financial year as reported under UK GAAP		149,557	189,110	155,246
US GAAP adjustments:
Pension plans	a	118	(1,699)	(4,167)
Financial instruments	b	(704)	(10,043)	(1,551)
Foreign exchange translation	b	(4,188)	(734)	—
Deferred taxation	c	3,842	61,959	38,132
Depreciation on tangibles	e	(653)	1,888	(945)
Amortization of intangibles	f	(188)	(4,888)	(4,888)
Development costs and amortization	d	(6,795)	(5,661)	(22,598)
Impairment of Regional BGAN development costs	d	—	21,857	—
Interest on bank loans and subordinated parent company debt	h	(859)	(165,758)	(163,657)
Other liabilities	g	—	2,017	—
Capitalized interest	j	(3,333)	67,518	74,976
Network and satellite operation costs	n	—	—	(8,700)
Post retirement healthcare	a	(82)	(942)	(743)
Facility fees and amortization	l			2,517
UK National Insurance on stock options	m			2,150
Deferred income on disposal and leaseback	k	—	(85,226)	789

Total adjustments		(12,842)	(119,712)	(88,685)

Net income under US GAAP		136,715	69,398	66,561

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

28.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

The following table contains a summary of the material adjustments to shareholders’ funds between UK GAAP and US GAAP:

		As at December 31,
	Note	2003	2004	2005
		(as restated)	(as restated)
		(US$000)
Total shareholders funds as reported under UK GAAP		894,004	1,080,258	956,641
US GAAP adjustments:
Pension plans	a	2,442	3,742	6,792
Financial instruments	b	15,998	12,419	(3,878)
Foreign exchange translation	b	(2,872)	(3,606)	—
Deferred taxation	c	(57,579)	19,235	60,021
Development costs	d	(54,671)	(38,475)	(61,073)
Tangible assets	e	99,292	(6,014)	(7,249)
Goodwill	i	189,644	245,144	245,144
Intangibles other than goodwill	f	109,294	104,406	99,518
Other liabilities	g	(3,601)	(1,769)	—
Bank loans and subordinated parent company debt	h	(1,757,603)	(1,770,900)	(1,192,400)
Capitalized interest	j	9,327	67,518	142,494
Deferred income on sale and leaseback	k	—	(58,132)	(57,343)
Post retirement healthcare	a	1,866	2,081	7,582
UK National Insurance on stock options	m			2,242
Investment property	o			(3,680)
Facility fee	l	—	—	2,517
Network and satellite operation costs and amortization	n			(8,410)
Cumulative interest expense on push down	h	—	(165,758)	(163,657)

Total adjustments		(1,448,463)	(1,590,109)	(931,380)

Shareholders’ equity under US GAAP		(554,459)	(509,851)	25,261

A summary of the principal differences and additional disclosures applicable to the Company are set out below:

(a)    Pension plans

Under UK and US GAAP different methods and assumptions are used to determine the pension expense. The principal differences are set out below.

Under UK GAAP, pension and post retirement costs credited/charged against profits relating to the Company’s pension schemes are accounted for in accordance with FRS17 Accounting for Retirement benefits. Under US GAAP, SFAS 87 “Employers’ Accounting for Pensions” prescribes the method and assumptions that may be used to calculate pension costs. Under US GAAP, actuarial gains and losses have only been recognized through the profit and loss accounts to the extent they fall outside a 10% corridor, i.e., 10% of the greater of the value of the projected benefit obligation and the fair value of the plan assets. Under UK GAAP, actuarial gains and losses arising from one valuation to the next are amortized through the statement of total recognized gains and losses. Where an additional minimum liability exists under US GAAP (i.e., where the amount provided for any one scheme does not cover the unfunded accumulated benefit obligation for that scheme), it must be recognized within the pension liability.

(b)    Financial instruments

During the normal course of business, the Group is exposed to foreign currency risk due to payment of certain operating expenses in currencies other than the Group’s functional currency, primarily sterling. This creates volatility in earnings and cash flows from year to year. The Group makes use of derivative instruments to limit this risk. The objective of the Group is to limit the volatility in earnings and cash flows as a result of this risk.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

28.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

The Group has adopted a policy for hedging its foreign exchange exposure, which requires all projected non-US dollar expenditures to be hedged on a twelve-month rolling basis. Under UK GAAP, the Group accounts for its foreign currency derivative instruments as hedges and related exchange gains and losses are deferred until the maturity of the contract.

SFAS 133 “Accounting for Derivatives and Hedging Activities” and related standards, adopted effective January 1, 2001, establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activity. Changes in the fair value of derivatives are recorded in each year in current earnings or other comprehensive income, depending on whether a derivative is designated and documented as part of a hedge transaction and, if it is, the type of hedge transaction. The Group uses various derivative instruments, to hedge anticipated foreign currency expenditures. These contracts provide economic hedging to the Company, however do not qualify as hedges for accounting purposes under SFAS 133 in 2003 and 2004. These contracts were settled in 2005 with the gains and losses on settlement recorded in current earnings.

Under US GAAP, unsettled monetary assets and liabilities of the Group, which are in a currency other than US dollars, are translated to US dollars at the year-end spot rate. Under UK GAAP, these unsettled monetary assets and liabilities of the Group, which are in a currency other than US dollars are recorded at the average hedged rate.

Foreign exchange translation represents the adjustment of current assets and liabilities from contract rate to year end spot rate.

(c)    Deferred taxation

Under UK GAAP, full provision is made for deferred tax assets and liabilities arising from timing differences where the Company has an obligation/benefit to pay more tax in the future as a result of past events. Under US GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and tax bases of assets and liabilities and for tax loss carry forwards at the statutory rate for each reporting date including temporary differences. Deferred tax amounts also arise as a result of the other UK GAAP to US GAAP adjustments. In particular, under US GAAP deferred tax is provided for on a full liability basis on the fair value adjustments which have been pushed down to Inmarsat Global Limited. Under UK GAAP, fair value adjustments have not been pushed down.

(d)    Development costs

Under UK GAAP, the Company capitalizes development costs associated with the development of the User Terminals (UT). Under US GAAP these development costs are expensed as incurred. Due to the non capitalization of UT development costs the associated amortization recorded under UK GAAP is not recognized for US GAAP purposes

(e)    Tangible assets

Tangible assets were fair valued on acquisition of Inmarsat Ventures Ltd by Inmarsat Investments on December 17, 2003. Under US GAAP a portion of the fair value step up of tangible assets is “pushed down” to Inmarsat Global Ltd, which does not occur under UK GAAP.

(f)    Intangibles other than goodwill

Amounts include patents, trademarks, leasing backlog and orbital slots. Amounts recorded in respect of patents, trademarks and leasing backlog will be amortized on a straight-line basis over their estimated useful lives of twenty, seven and three years, respectively. Indefinite-lived intangibles (including orbital slots) will not be amortized for US GAAP purposes. These assets will be subject to annual impairment tests in accordance with US GAAP.

(g)    Other liabilities

Amounts represents the increase to deferred satellite payments and post retirement provisions due to the push down of fair value under US GAAP.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

28.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

(h)    Bank loans and subordinated parent company debt

Under US GAAP, the debt which Inmarsat Investments Limited acquired in order to effect the acquisition of Inmarsat Ventures Limited has been pushed down to the books of Inmarsat Global Limited. This accounting is not required under UK GAAP. Additionally, interest arising on the debt has also been pushed down into the income statement of Inmarsat Global Limited.

(i)    Goodwill

Amount represents goodwill resulting from the purchase accounting recorded in Inmarsat Global Limited that is pushed down to Inmarsat Ventures according to US GAAP. Under UK GAAP no goodwill is recorded in Inmarsat Global and therefore the entire difference represents total goodwill under US GAAP. Goodwill is not amortized for US GAAP.

(j)    Capitalized interest

Under UK GAAP, the Group does not capitalize interest. Under US GAAP, the Group capitalizes interest on all qualifying assets. The capitalization rate is applied to the total cumulative cash expenditures for qualifying assets according to SFAS 34.

(k)    Deferred income on disposal of tangible assets

Under UK GAAP, gains arising on sale and leaseback transactions are recognized as other income to the extent that the sale proceeds do not exceed the fair value of the assets concerned. Gains arising on the portion of the sale proceeds that exceed the fair value are deferred and amortized over the minimum lease term. Under US GAAP, the total gains, arising on qualifying sale leaseback transactions are deferred in full and amortized to income in proportion to the corresponding gross rental charges over the minimum lease term.

(l)    Facility Fee

Under UK GAAP, direct costs associated with the origination of loans are taken to the income statement. US GAAP, requires such costs to be recognized as an asset and amortized over the life of the facility based on the effective interest method.

(m)    Stock option costs

During 2004, the Company early adopted the provisions of Statement of Financial Standards (“SFAS”) No. 123 (R), Share Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 (R) supersedes Accounting Principles Bulletin Opinion No. 25, Accounting for Stock Issued to Employees. Under SFAS No. 123 (R), stock options issued to employees are valued at fair value on the grant date and recognized in the income statement over the requisite service period of the option. The Company adopted SFAS No. 123 (R) in connection with the initial grant of stock options by the Company during November 2004. There was no material impact of adopting this standard on 2004 as the Company only issued options for the first time in November 2004. Differences between UK GAAP and US GAAP with regard to the recognition of stock based compensation expense for the years ended December 31, 2004 and December 31, 2005 were not material.

Under UK GAAP, the liability for National Insurance on stock options is accrued based on the fair value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

28.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

(n)    Network and satellite operations

Under UK GAAP amounts received from a third party for the reimbursement of additional operating expenditures incurred as a result of non-delivery of the satellite are credited in network and satellite operations costs in the Income Statement. Under US GAAP, any payments received from a third party are presumed to be a reduction of the cost of the asset being constructed. Under US GAAP operating costs are increased and the carrying value of property, plan and equipment is decreased.

(o)    Investment property

Under UK GAAP 250 Old Street property was revalued to fair value, under US GAAP recorded at cost

INMARSAT LEASING (TWO) LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Inmarsat Leasing (Two) Limited

We have audited the accompanying financial statements of Inmarsat Leasing (Two) Limited, as of December 31, 2003, 2004 and 2005 which comprise the profit and loss account, balance sheet, reconciliation of movements in shareholders funds, statement of cash flows and the related notes for each of the three years in the period ended December 31, 2003, 2004 and 2005. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Leasing (Two) Limited at December 31, 2003, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, 2004 and 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 17 to the financial statements.

PricewaterhouseCoopers LLP

London

April 28, 2006

INMARSAT LEASING (TWO) LIMITED

PROFIT AND LOSS ACCOUNTS

	Note	Year ended December 31,
		2003	2004	2005
		(US$000)
Revenues	2	2,903	2,531	3,239
Administrative expenses		(45)	(47)	(47)

Operating profit		2,858	2,484	3,192
Interest payable	3	(322)	(856)	(1,145)

Profit on ordinary activities before taxation	4	2,536	1,628	2,047

Tax on profit on ordinary activities	5	(943)	(488)	(614)

Profit for the year after taxation	13	1,593	1,140	1,433

All results relate to continuing operations.

Statement of total recognized gains and losses

A statement of total recognized gains and losses is not presented, as there are no recognized gains and losses other than the profit in the financial years.

The accompanying Notes are an integral part of the financial statements.

INMARSAT LEASING (TWO) LIMITED

BALANCE SHEETS

	Note	Year ended December 31,
		2003	2004	2005
		(US$000)
Debtors
Amounts falling due within one year	7	3,290	4,248	5,644
Amounts falling due after one year	8	27,023	34,229	45,188

		30,313	38,477	50,832

Creditors:
Amounts falling due within one year	9	(12,053)	(18,208)	(27,072)

Total assets less liabilities		18,260	20,269	23,760

Provisions for liabilities and charges	10	—	(670)	(2,728)

Net Assets		18,260	19,599	21,032

Capital and reserves
Called up share capital	12	1	1	1
Share premium account	13	16,879	17,063	17,063
Profit and loss account	13	1,380	2,535	3,968

Equity shareholders’ funds	13	18,260	19,599	21,032

The accompanying Notes are an integral part of the financial statements.

INMARSAT LEASING (TWO) LIMITED

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	Profit and loss account	Share premium account	Ordinary share capital	Total
	(US$000)
At January 1, 2003	(213)	16,879	1	16,667
Exchange revaluation	—	—	—	—
Profit for the financial year	1,593	—	—	1,593

At December 31, 2003	1,380	16,879	1	18,260

Effect of change in functional currency (note 13)	15	184	—	199

At January 1, 2004	1,395	17,063	1	18,459
Profit for the financial year	1,140	—	—	1,140

At December 31, 2004	2,535	17,063	1	19,599

At January 1, 2005	2,535	17,063	1	19,599
Profit for the financial year	1,433	—	—	1,433

At December 31, 2005	3,968	17,063	1	21,032

The accompanying Notes are an integral part of the financial statements.

INMARSAT LEASING (TWO) LIMITED

STATEMENT OF CASH FLOWS

	Note	Year ended December 31,
		2003	2004	2005
		(US$000)
Net cash outflow from operating activities	11	(7,437)	(4,380)	(7,719)

Interest paid		(322)	—	—

Taxation
UK Corporation tax received		861	—	—

Tax received		861	—	—

Net cash outflow before/after management of liquid resources and financing		(6,898)	(4,380)	(7,719)

Loan from group undertaking		12,053	4,380	7,719

Net cash inflow from financing		12,053	4,380	7,719

Increase in cash in the year	11	5,155	—	—

The accompanying Notes are an integral part of these financial statements.

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	Accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards. A summary of the Company’s main accounting policies, which have been applied consistently, is given below.

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. The more significant estimates include deferred tax assets. Actual results could differ from those estimates.

The Company has reviewed its accounting policies and continues to adopt accounting policies most appropriate to its business so as to give a true and fair view as well as disclose sufficient information to enable users to understand the policies and how they have been applied in the financial statements.

Change in functional currency

The functional and reporting currency of the Company changed as of October 1, 2004 from £sterling to the US Dollar following an agreement between Inmarsat Global Limited, Inmarsat Ventures and the Company to change the currency of lease and loan repayments to US Dollars. As a result, all of the Company’s operational transactions are now denominated in US Dollars. The change in functional currency was effected prospectively to all transactions from October 1, 2004. The balance sheet at October 1, 2004 was translated to US Dollars at the spot rate on that date (US$1.8096: £1). Comparative balances have been restated to US Dollars translated at the spot rate on December 31, 2003 (US$1.7902: £1).

Revenues

Revenues represent income from finance leases using the actuarial after tax method to give a constant periodic rate of return on the net cash investment.

Net investment in finance leases

Net investment in finance leases is included in debtors and represents total minimum lease payments less gross earnings allocated to future periods and non-refundable rents received in advance.

Deferred taxation

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company’s taxable profit and loss and its results as stated in the financial statements. No deferred tax is recognized on permanent differences.

Deferred tax is measured at the average tax rates that are expected to apply in the period in which the timing differences are expected to reverse, based on tax rates and law that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. See notes 5 and 10.

2.	Revenues

Revenues, stated net of VAT and other sales taxes, comprise the following:

	Year ended December 31,
	2003	2004	2005
	(US$000)
Income from finance leases	2,903	2,531	3,239

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3.	Interest payable

	Year ended December 31,
	2003	2004	2005
	(US$000)
In respect of amounts due to parent undertaking on loans—payable wholly or in part after one year	(322)	(856)	(1,145)

4.	Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

	Year ended December 31,
	2003	2004	2005
	(US$000)
Auditors’ remuneration and expenses—audit services	9	9	9

Employees and Directors

None of the directors received any emoluments in respect of their services to the company in the years ended December 31, 2003, 2004 and 2005.

The Company had no directly employed staff during the years ended December 31, 2003, 2004 and 2005.

5.	Taxation

The tax charge is based on the taxable profits for the year and comprises:

	Year ended December 31,
	2003	2004	2005
	(US$000)
UK corporation tax at 30%	(1,597)	(1,818)	(1,444)
Deferred tax (Note 10)	2,540	2,306	2,058

	943	488	614

Deferred taxation

The tax effect of timing differences is:

	Year ended December 31,
	2003	2004	2005
	(US$000)
Asset/ (liability) recognized (Note 10)	1,618	(670)	(2,728)

Deferred tax primarily arises from the difference between the periods in which income is recognized for accounting and taxation purposes. A deferred tax benefit is also derived from capital allowances where no equivalent accounting deduction is available.

The Company’s effective tax rate calculation is as follows:

	Year ended December 31,
	2003	2004	2005
	(US$000)
UK statutory tax rate	30%	30%	30%
Profit on ordinary activities	2,536	1,628	2,047

Corporation tax provision at UK statutory tax rate	761	488	614
Timing differences	(2,358)	(2,306)	(2,058)

	(1,597)	(1,818)	(1,444)

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

6.	Dividends

No dividends were paid in the years 2003 and 2004, and the directors do not recommend a dividend in respect of the year ended December 31, 2005.

7.	Debtors: amounts falling due within one year

	Year ended December 31,
	2003	2004	2005
	(US$000)
Amounts falling due within one year:
Amounts due from group undertakings	—	2,429	4,200
Deferred tax asset (notes 5 and 10)	1,618	—	—
Corporation tax	1,672	1,819	1,444

	3,290	4,248	5,644

8.	Debtors: amounts falling due after one year

	Year ended December 31,
	2003	2004	2005
	(US$000)
Amounts falling due after one year:
Net investments in finance leases due from group undertakings	27,023	34,229	45,188

9.	Creditors: amounts falling due within one year

	Year ended December 31,
	2003	2004	2005
	(US$000)
Amounts owing to group undertakings	12,053	18,208	27,072

10.	Deferred tax asset/(liability)

The movement in deferred taxation is as follows:

Deferred tax asset
(US$000)
As at December 31, 2003	1,618

Effect of change in functional currency	18

As at January 1, 2004	1,636

Charged in respect of current year	(2,306)

As at December 31, 2004	(670)

As at January 1, 2005	(670)
Charged in respect of current year	(2,058)

As at December 31, 2005	(2,728)

Change in functional currency

The functional and reporting currency of the Company changed as of October 1, 2004 from Sterling to US Dollars. The change in functional currency was effected prospectively for all transactions from that date. The balance sheet at October 1, 2004 was therefore translated at US Dollars at the spot rate at that date (£1 to $1.809). Comparative balances for 2003 have been restated in US Dollars at the spot rate applicable on December 31, 2003, being £1 to $1.61. This gives rise to a difference in the presentation of the closing and opening balances for deferred tax from year to year.

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

11.	Cash flow statement

Reconciliation of operating profit to net cash outflow from operating activities:

	Year ended December 31,
	2003	2004	2005
	(US$000)
Operating profit	2,858	2,484	3,192
Increase in debtors	(10,294)	(6,864)	(10,911)

Net cash outflow from operating activities	(7,436)	(4,380)	(7,719)

Reconciliation of net cash flow to movement in net debt:

	Year ended December 31,
	2003	2004	2005
	(US$000)
Net debt at beginning of year	4,637	12,053	18,208
Increase in cash in the year	(5,155)	—	—
Non cash adjustment	518	1,775	1,145
Loan from group undertaking	12,053	4,380	7,719

Net debt	12,053	18,208	27,072

Analysis of net debt:

	Overdraft	Amounts owing to group undertakings	Total

At January 1, 2003	4,637	—	4,637

Net cash flow	(5,155)	12,053	6,898
Non cash adjustment	518	—	518

At December 31, 2003	—	12,053	12,053

Net cash flow	—	4,380	4,380
Non cash adjustment	—	1,775	1,775

At December 31, 2004	—	18,208	18,208

Net cash flow	—	7,719	7,719
Non cash adjustment	—	1,145	1,145

At December 31, 2005	—	27,072	27,072

The Company’s cashflows are funded via a loan from its parent undertaking, and accordingly this loan has been included in the analysis of net debt.

The non cash adjustment includes the effect of the change in functional currency (note 10).

12.	Called up share capital

	Year ended December 31,
	2003	2004	2005
	(£)
Authorized
10,001,000 ordinary shares of £1 each	17,903,792	18,097,810	18,097,810

Allotted, called up and fully paid
1,001 ordinary shares of £1 each	1,790	1,810	1,810

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

13.	Reserves

	Profit and loss account	Share premium account	Total
	(US$000)
At January 1, 2003	1,380	16,879	18,259

Effect on change in functional currency (see below)	15	184	199
At January 1, 2004	1,395	17,063	18,458
Profit for the financial year	1,140	—	1,140

At December 31, 2004	2,535	17,063	19,598

At January 1, 2005	2,535	17,063	19,598
Profit for the financial year	1,433	—	1,433

At December 31, 2005	3,968	17,063	21,031

Change in functional currency

The functional and reporting currency of the Company changed as of October 1, 2004 from Sterling to US Dollars. The change in functional currency was effected prospectively for all transactions from that date. The balance sheet at October 1, 2004 was therefore translated at US Dollars at the spot rate at that date (£1 to $1.809). Comparative balances for 2003 have been restated in US Dollars at the spot rate applicable on December 31, 2003, being £1 to $1.61. This gives rise to a difference in the presentation of the closing and opening balances for reserves from year to year.

14.	Capital commitments

	Year ended December 31,
	2003	2004	2005
	(US$000)
Commitments as lessors for future capital payments to satellite manufacturers	28,360	25,000	19,350

On August 7, 2002 (effective as of July 31, 2002), the Company has undertaken to perform all Inmarsat Leasing Limited’s existing obligations under the lease, principally, the obligation to fund performance payments made by fellow group companies to the satellite manufacturer.

15.	Related party transactions

The Company being a wholly owned subsidiary of Inmarsat Ventures Limited is exempt under paragraph 17 of FRS 8 related party transactions, from the requirements to disclose transactions with entities that are part of the group.

16.	Parent undertaking and ultimate controlling party

The Company’s parent undertaking is Inmarsat Ventures Limited and ultimate controlling party is Inmarsat plc, both incorporated and registered in England and Wales. The largest and smallest groups in which the results of the Company are consolidated are headed by Inmarsat plc and Inmarsat Ventures Limited respectively. Copies of the Inmarsat plc and Inmarsat Ventures Limited consolidated financial statements can be obtained from the Company Secretary at 99 City Road, London EC1Y 1AX.

17.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

The financial statements of Inmarsat Leasing (Two) Limited (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by US GAAP.

There are currently no material adjustments to profit/(loss) after taxation or to shareholders’ funds of the Company under UK GAAP compared to that which represents net income/(loss) or to total shareholders equity under US GAAP.

INMARSAT LAUNCH COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Inmarsat Launch Company Limited

We have audited the accompanying financial statements of Inmarsat Launch Company Limited as of December 31, 2003, 2004 and 2005 which comprise the balance sheet, and the profit and loss account, reconciliation of movements in shareholders’ funds and the related notes to the financial statements for the period from December 4, 2003 to December 31, 2003 and for each of the two years in the period ended December 31, 2005. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Launch Company Limited at December 31, 2003, 2004 and 2005, and the results of its operations for the period from December 4, 2003 to December 31, 2003 and for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements.

PricewaterhouseCoopers LLP

London

April 28, 2006

INMARSAT LAUNCH COMPANY LIMITED

PROFIT AND LOSS ACCOUNT

	Note	Period from December 4 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(US$000)
Revenues	2	—	13,278	159,502
Total operating costs		—	(12,930)	(157,697)

Total operating profit	3	—	348	1,805

Interest receivable and similar income		—	—	9

Profit on ordinary activities before taxation		—	348	1,814

Taxation	6	—	—	(544)

Profit for the year after taxation		—	348	1,270

Dividend payable		—	—	(348)

Profit for the financial year		—	348	922

All activities relate to continuing operations.

Statement of total recognized gains and losses

A statement of total recognized gains and losses is not presented as there are no recognized gains and losses other than the profit in the financial years.

The accompanying Notes are an integral part of the financial statements.

INMARSAT LAUNCH COMPANY LIMITED

BALANCE SHEET

	Note	As at December 31, 2003	As at December 31, 2004	As at December 31, 2005
		(US$000)
Cash at bank		—	1	40
Debtors—amounts falling due within one year	7	2	8,812	35,404

Total assets		2	8,813	35,444

Creditors—amounts falling due within one year	8	—	(6,465)	(31,630)

Total assets less current liabilities		2	2,348	3,814

Provisions for liabilities and charges	9	—	—	(544)

Net assets		2	2,348	3,270

Called up share capital	10	2	4	4
Share premium account		—	1,996	1,996
Retained profits		—	348	1,270

Equity shareholders’ funds		2	2,348	3,270

The accompanying Notes are an integral part of the financial statements.

INMARSAT LAUNCH COMPANY LIMITED

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	Profit and loss account	Ordinary share capital	Share Premium account	Total
	(US$000)
At December 4, 2003	—	—	—	—
Issue of ordinary share capital	—	2	—	2

At December 31, 2003	—	2	—	2

Profit for the financial year	348	—	—	348
Issue of ordinary share capital	—	2	1,996	1,998

At December 31, 2004	348	4	1,996	2,348

Profit for the financial year	1,270	—	—	1,270
Dividend	(348)	—	—	(348)

At December 31, 2005	1,270	4	1,996	3,270

The accompanying Notes are an integral part of the financial statements.

INMARSAT LAUNCH COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	Period from December 4 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(US$000)
Net cash inflow/(outflow) from operating activities	11	—	(1,997)	378
Returns on Investments and servicing of Finance
Interest received		—	—	9
Dividends paid		—	—	(348)
Financing
Issue of ordinary share capital		—	1,998	—

Net cash inflow from financing		—	1,998	—

Increase in cash for period/year		—	1	39

INMARSAT LAUNCH COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	Accounting policies

Background

The Company was incorporated on 4 December, 2003 and during the period ending December 31 2003, did not trade and received no income and incurred no expenditure. Consequently, the Company made neither a profit nor loss during this period. The principal activity of the company for the years ended December 31, 2004 and 2005 was the provision of satellite launch services.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards. A summary of the Company’s main accounting policies is given below.

The Company has reviewed its accounting policies and continues to adopt accounting policies most appropriate to its business so as to give a true and fair view as well as disclose sufficient information to enable users to understand the policies and how they have been applied in the financial statements.

Revenue

Revenues represents a recharge, in respect of launch costs associated with the launch of our I4 satellites, to Inmarsat Global Limited. Included in the recharge is a 5% mark-up of the launch insurance premium.

2.	Revenues

Revenues, stated net of VAT and other sales taxes, comprising the following:

	As at December 31, 2003	As at December 31, 2004	As at December 31, 2005
	(US$000)
Recharge of launch costs	—	13,278	159,502

3.	Profit on ordinary activities before taxation

Profit before ordinary activities before taxation is stated after charging:

	As at December 31, 2003	As at December 31, 2004	As at December 31, 2005
	(US$000)
Professional fees	—	—	20
Intercompany management charges	—	—	4,682
Directors fees	—	16	19
Other office services	—	12,914	152,976

	—	12,930	157,697

4.	Directors’ emoluments

	As at December 31, 2003	As at December 31, 2004	As at December 31, 2005
	(US$000)
Aggregate Emoluments	—	16	19

5.	Auditors’ remuneration

Auditors’ remuneration was paid by the Company’s parent. No recharge was made.

INMARSAT LAUNCH COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

6.	Taxation

The tax charge is based on the taxable profits for the year and comprises:

	Period ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(US$000)
Corporation tax at 30%—current year	—	—	—
Deferred tax—current year	—	—	544

	—	—	544

Deferred taxation

The tax effect of timing differences is:

	Period ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(US$000)
Liability recognized	—	—	544

The deferred tax balance arises from income that will become chargeable to UK tax in future years by the repatriation of profits to the UK tax group.

The Company’s effective tax rate reconciliation is as follows:

	Period ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(US$000)
UK statutory tax rate	30%	30%	30%
Profit on ordinary activities	—	348	1,814

Corporation tax provision at UK statutory rate	—	104	544
Non deductable expenses	—	(104)	—
Timing differences	—	—	(544)

Current tax charge for the year	—	—	—

7.	Debtors: amounts falling due after one year

	As at December 31, 2003	As at December 31, 2004	As at December 31, 2005
	(US$000)
Amounts due from subsidiary companies	—	8,812	35,404
Unpaid share capital	2	—	—

	2	8,812	35,404

8.	Creditors: amounts falling due within one year

	As at December 31, 2003	As at December 31, 2004	As at December 31, 2005
	(US$000)
Trade creditors	—	—	20,262
Accruals and deferred income	—	6,465	11,368

	—	6,465	31,630

INMARSAT LAUNCH COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

9.	Provision for liabilities and charges

Deferred tax
(US$000)
As at December 31, 2003	—
Charged in respect of current year	—

As at December 31, 2004	—

Charged in respect of current year	544

As at December 31, 2005	544

10.	Called up share capital

	As at December 31, 2003	As at December 31, 2004	As at December 31, 2005
	(US$000)
Authorized
4,000 ordinary shares (2003: 2000 ordinary shares) of US$1 each	2	4	4

Allotted and called up
4,000 ordinary shares (2003: 2000 ordinary shares) of US$1 each	2	4	4

In September 2004 an additional 2,000 ordinary shares of US$1 each where issued and allotted for cash of US$1,998,000.

The Company jointly guarantees a high yield bond issued by a fellow subsidiary Inmarsat Finance plc totalling US$310.4 million.

11.	Notes to cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities:

	Period ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(US$000)
Operating profit	—	348	1,805
Increase in debtors	—	(8,810)	(26,592)
Increase in creditors	—	6,465	25,165

Net cash inflow/(outflow) from Operating Activities	—	(1,997)	378

Reconciliation of net cash flow to movement in net debt:

	Period ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(US$000)
Net debt at beginning of period/year	—	—	(1)
Increase in cash in the period/year	—	(1)	(39)

Net debt	—	(1)	(40)

Analysis of net debt:

	As at December 31, 2005
	Cash at bank and in hand	Total
	(US$000)
At January 1, 2004	—	—
Net cash flow	(1)	(1)

At December 31, 2004	(1)	(1)

Net cash flow	(39)	(39)

At December 31, 2005	(40)	(40)

INMARSAT LAUNCH COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12.	Related party transactions

The Company being a wholly owned subsidiary of Inmarsat Ventures Limited is exempt under paragraph 17 of FRS 8 related party transactions, from the requirements to disclose transactions with entities that are part of the group.

13.	Parent undertaking and ultimate controlling party

The Company’s parent undertaking is Inmarsat Ventures Limited and ultimate controlling party is Inmarsat plc, both incorporated and registered in England and Wales. The largest and smallest groups in which the results of the Company are consolidated are headed by Inmarsat plc and Inmarsat Ventures Limited respectively. Copies of the Inmarsat plc and Inmarsat Ventures Limited consolidated financial statements can be obtained from the Company Secretary at 99 City Road, London EC1Y 1AX.

14.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

The financial statements of Inmarsat Launch Company Limited (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by US GAAP.

There are currently no material adjustments to profit/(loss) after taxation or to shareholder’s funds of the Company under UK GAAP compared to that which represents net income/(loss) or to total shareholders equity under US GAAP.

INMARSAT FINANCE PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Inmarsat Finance plc

We have audited the accompanying financial statements of Inmarsat Finance plc as of December 31, 2003, 2004 and 2005, which comprise the balance sheet and the profit and loss account, reconciliation of movements in shareholders funds, statement of cash flows and the notes to the financial statements for the period from October 13, 2003 to December 31, 2003 and for each of the two years in the period ended December 31, 2005. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Finance plc at December 31, 2003, 2004 and 2005, and the results of its operations and its cash flows for the period from October 13, 2003 to December 31, 2003 and for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 14 to the financial statements.

PricewaterhouseCoopers LLP

London

April 28, 2006

INMARSAT FINANCE PLC

PROFIT AND LOSS ACCOUNTS

	Note	Period from October 13 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(US$000)
Operating profit		—	—	—
Interest receivable and similar income	2	—	31,504	44,523
Interest payable and similar charges	2	—	(31,284)	(43,496)

Profit on ordinary activities before taxation	3	—	220	1,027
Tax on profit on ordinary activities	4	—	(66)	(308)

Profit after taxation for the year	11	—	154	719

All results relate to continuing operations.

Statement of total recognized gains and losses

A statement of total recognized gains and losses is not presented, as there are no recognized gains and losses other than the profit in the financial years.

The accompanying Notes are an integral part of the financial statements.

INMARSAT FINANCE PLC

BALANCE SHEETS

	Note	As at December 31, 2003	As at December 31, 2004	As at December 31, 2005
		(US$000)
Debtors:
Amounts falling due after one year	6	87	511,979	370,649
Cash at bank and in hand		—	30	—

		87	512,009	370,649

Creditors:
Amounts falling due within one year	7	—	31,918	57,991
Amounts falling due after one year	8	—	479,850	311,698

Net assets		87	241	960

Capital and reserves
Called up share capital	10	87	87	87
Profit and loss account	11	—	154	873

Equity shareholders’ funds	11	87	241	960

The accompanying Notes are an integral part of the financial statements.

INMARSAT FINANCE PLC

RECONCILIATION OF MOVEMENTS IN SHAREHOLDER’S FUNDS

	Profit and loss account	Ordinary share capital	Total
	(US$000)
At October 13, 2003	—	—	—
Issue of shares	—	87	87
At December 31, 2003	—	87	87

At January 1, 2004	—	87	87
Profit for the financial year	154	—	154

At December 31, 2004	154	87	241

At January 1, 2005	154	87	241
Profit for the financial year	719	—	719

At December 31, 2005	873	87	960

The accompanying Notes are an integral part of the financial statements.

INMARSAT FINANCE PLC

STATEMENT OF CASH FLOWS

	Note	Period from October 13 to December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
		(US$000)
Net cash outflow from operating activities	9	—	(3)	(30)

Interest received		—	21,044	47,772
Interest paid		—	(21,037)	(47,772)

Net cash (outflow)/inflow for returns on investments and servicing of finance		—	7	(30)

Capital expenditure and financial investments
Subordinated intercompany funding loan		—	(480,062)	167,125

Net cash inflow/(outflow) for capital expenditure and financial investments		—	(480,062)	167,125

Net cash inflow/(outflow) before/after management of liquid resources and financing		—	(480,058)	167,095

Senior notes		—	480,062	(167,125)
Issue of ordinary share capital		—	26	—

Net cash (outflow)/inflow from financing		—	480,088	(167,125)

(Decrease)/increase in cash in the year	9	—	30	(30)

The accompanying Notes are an integral part of these financial statements.

INMARSAT FINANCE PLC

NOTES TO THE FINANCIAL STATEMENTS

1.	Accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards. A summary of the Company’s main accounting policies, which have been applied consistently, is given below.

The Company has reviewed its accounting policies and continues to adopt accounting policies most appropriate to its business so as to give a true and fair view as well as disclose sufficient information to enable users to understand the policies and how they have been applied in the financial statements.

The functional and reporting currency of the Company is the US dollar. Shares issued by the Company and denominated in a currency other than US dollars are translated at the date of the issue.

Interest and finance costs

Interest is recognized in the Profit and Loss Account using the effective yield method on a time proportion basis.

The transaction and arrangement costs of the Senior Notes were met by Inmarsat Investments Limited. Therefore borrowings are stated at the amount of gross proceeds received.

2.	Interest (payable)/receivable

	Period ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(US$000)
Interest payable on Senior Notes	—	(31,284)	(43,496)

Total interest payable and similar charges	—	(31,284)	(43,496)

Interest receivable on intercompany loans	—	31,284	43,496
Amortisation of premium on Senior Notes	—	213	1,027
Bank interest receivable	—	7	—

Total interest receivable and similar income	—	31,504	44,523

3.	Profit on ordinary activities before taxation

Auditors’ remuneration

Auditors’ remuneration was paid by the Company’s parent. No recharge was made.

Employees and Directors

None of the directors received emoluments in respect of their services to the Company in the years ended December 31, 2005 and 2004 and period ended December 31 2003.

The Company had no directly employed staff during the years ended December 31, 2005 and 2004 and period ended December 31, 2003.

4.	Taxation

The tax charge is based on the taxable profits for the year and comprises:

	Period ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(US$000)
UK corporation tax at 30%	—	(66)	(308)

INMARSAT FINANCE PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

The Company’s effective tax rate calculation is as follows:

	Period ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	(US$000)
UK statutory tax rate	30%	30%	30%
Profit on ordinary activities	—	220	1,027

Corporation tax provision at UK statutory tax rate	—	(66)	(308)

5.	Dividends

No dividends were paid in 2004 or 2003, and the Directors do not recommend a dividend in respect of the year ended December 31, 2005.

6.	Debtors: amounts falling due after one year

	As at December 31, 2003	As at December 31, 2004	As at December 31, 2005
	(US$000)
Amounts falling due after one year:
Unpaid share capital	65	65	65
Amounts due from group undertakings	22	511,914	370,584

	87	511,979	370,649

7.	Creditors: amounts falling due within one year

	As at December 31, 2003	As at December 31, 2004	As at December 31, 2005
	(US$000)
Accruals	—	12,137	7,860
Corporation tax	—	66	308
Amounts owing to group undertakings	—	19,715	49,823

	—	31,918	57,991

8.	Creditors: amounts falling due after one year

	As at December 31, 2003	As at December 31, 2004	As at December 31, 2005
	(US$000)
Senior notes	—	477,500	310,375
Premium on Senior notes	—	2,350	1,323

	—	479,850	311,698

In February 2004 US$375 million 7.625% Senior Notes were issued by Inmarsat Finance plc, a 100% owned subsidiary of Inmarsat Group Limited. The Senior Notes mature on 30 June 2012. Interest is payable semi-annually in February and August. In May 2004 a further issue of Senior Notes for US$102.5 million was completed bringing the total amount to US$477.5 million. In July 2005, the Group redeemed 35% of its Senior Notes, reducing the notes outstanding from US$477.5 million to US$310.4 million.

INMARSAT FINANCE PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

9.	Cash flow statement

Reconciliation of operating profit to net cash outflow from operating activities:

	As at December 31, 2003	As at December 31, 2004	As at December 31, 2005
	(US$000)
Operating profit	—	—	—
Increase in debtors	—	(21,613)	—
Increase in creditors	—	21,610	(30)

Net cash outflow from operating activities	—	(3)	(30)

Reconciliation of net cash flow to movement in net debt:

	As at December 31, 2003	As at December 31, 2004	As at December 31, 2005
	(US$000)
Net debt at beginning of year	—	—	477,470
Decrease/(increase) in cash in the year	—	(30)	30
Premium on Senior Notes issue	—	(2,562)	—
Senior discount notes	—	480,062	(167,125)

Net debt	—	477,470	310,375

Analysis of net debt:

	Cash at bank and in hand	Senior Notes	Total
	(US$000)
At January 1, 2004	—	—	—
Net cash flow	(30)	480,062	480,032
Premium on Senior Notes issue	—	(2,562)	(2,562)

At December 31, 2004	(30)	477,500	477,470

Net cash flow	30	(167,125)	(167,095)

At December 31, 2005	—	310,375	310,375

10.	Called up share capital

	As at December 31, 2003	As at December 31, 2004	As at December 31, 2005
	(US$000)
Authorized
50,000 ordinary shares of £1 each	87	87	87

Allotted, called up and 25% paid
50,000 ordinary shares of £1 each	87	87	87

11.	Reserves

	Profit and loss account	Ordinary share capital	Total
At October 13, 2003	—	—	—
Issue of shares	—	87	87

At December 31, 2003	—	87	87

At January 1, 2004	—	87	87
Profit for the financial year	154	—	154

At December 31, 2004	154	87	241

At January 1, 2005	154	87	241
Profit for the financial year	719	—	719

At December 31, 2005	873	87	960

INMARSAT FINANCE PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12.	Related party transactions

The Company being a 99.99% owned subsidiary of Inmarsat Group Limited is exempt under paragraph 17 of FRS 8 Related Party Transactions, from the requirements to disclose transactions with entities that are part of the group.

13.	Parent undertaking and ultimate controlling party

The Company’s parent undertaking is Inmarsat Group Limited and ultimate controlling party is Inmarsat plc, both incorporated and registered in England and Wales. The largest and smallest groups in which the results of the Company are consolidated for the year ended 31 December 2005 are headed by Inmarsat plc and Inmarsat Group Limited, respectively. Copies of the Inmarsat plc and Inmarsat Group Limited consolidated financial statements can be obtained from the Company Secretary at 99 City Road, London EC1Y 1AX.

14.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

The financial statements of Inmarsat Finance plc (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by US GAAP.

There are currently no material adjustments to profit/(loss) after taxation or to shareholders’ funds of the Company under UK GAAP compared to that which represents net income/(loss) or to total shareholders equity under US GAAP.